As filed with the Securities and Exchange Commission on July 23, 2012

Registration No. 333-175663

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

Form S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

For the quarterly period ended March 31, 2012

AmREIT, Inc.

(Exact name of registrant as specified in governing instruments)

8 Greenway Plaza, Suite 1000

Houston, Texas 77046

(713) 850-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Kerr Taylor

Chairman, President and Chief Executive Officer

8 Greenway Plaza, Suite 1000

Houston, Texas 77046

(713) 850-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Good, Esq. Amanda R. Poe, Esq. Bass, Berry & Sims PLC The Tower at Peabody Place, Suite 900 Memphis, Tennessee 38103 Phone: (901) 543-5900 Facsimile: (888) 543-4644	Bruce W. Gilchrist, Esq. Samantha S. Gallagher, Esq. Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, DC 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2012

PRELIMINARY PROSPECTUS

3,400,000 Shares

AmREIT, Inc.

Class B Common Stock

We are a full service, vertically integrated and self-administered real estate investment trust that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with significant barriers to entry.

We are offering 3,400,000 shares of our Class B common stock. We expect the public offering price to be between $14.00 and $16.00 per share. No public market currently exists for our Class B common stock. Our Class B common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “AMRE.”

We are a Maryland corporation that has elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our capital stock are subject to restrictions on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. See “Description of Stock – Restrictions on Ownership and Transfer.”

Investing in shares of our Class  B common stock involves risks. Before buying any shares, you should carefully read the section entitled “Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE		TOTAL
Public Offering Price		$	$
Underwriting Discounts and Commissions	$		$
Proceeds, before expenses, to us	$		$

We have granted the underwriters a 30-day option to purchase up to an additional 510,000 shares of Class B common stock from us on the same terms and conditions as set forth above to cover over-allotments, if any.

The shares of Class B common stock sold in this offering will be ready for delivery on or about                     , 2012.

Jefferies Baird

Wunderlich Securities	J.J.B. Hilliard, W.L. Lyons, LLC	PNC Capital Markets LLC

Prospectus dated                     , 2012

Uptown Park

H-E-B
The Market at Lake Houston

Cinco Ranch

Uptown Plaza - Houston

KROGER
Plaza in the Park

Uptown Plaza - Dallas

AmREIT

You should rely only upon the information contained in this prospectus and any free writing prospectus prepared by us in connection with this offering, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, as our business, financial condition, liquidity, results of operations, funds from operations or prospects may have changed since such date.

We use market data and industry forecasts and projections throughout this prospectus, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information. Any forecasts prepared by Reis, Inc., or Reis, and The Nielsen Company, or Nielsen, are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. In addition, the projections obtained from Reis and Nielsen that we have included in this prospectus

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have not been expertized and are, therefore, solely our responsibility. As a result, Reis and Nielsen do not and will not have any liability or responsibility whatsoever for any market data and industry forecasts and projections that are contained in this prospectus or otherwise disseminated in connection with the offer or sale of our Class B common stock. Moreover, any demographic data in the section entitled “Our Industry and Market Opportunity” identifying Nielsen as its source reflects information derived and interpreted by us as a result of our own analysis of data provided by Nielsen. If you purchase our Class B common stock, your sole recourse for any alleged or actual inaccuracies in the forecasts and projections used in this prospectus will be against us. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

Unless the context indicates otherwise, references in this prospectus to our “properties” or our “portfolio” refer to the properties that we currently wholly own, and do not include our pro rata share of unconsolidated joint venture properties. In addition, references in this prospectus to our “advised funds” refer to eight real estate funds, including three institutional joint ventures and five high net worth advised funds, in which we have varying minority ownership interests and which we manage on behalf of institutional and individual third-party investors.

The term “neighborhood shopping center,” when used in this prospectus, refers to a center designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood, and is usually configured as a straight-line strip with no enclosed walkway or mall area, although a canopy may connect the storefronts. Neighborhood shopping centers are frequently anchored by a grocer or drug store. The term “community shopping center,” when used in this prospectus, refers to a center that typically offers a wider range of apparel and other soft goods and includes tenants selling such items as apparel, home improvement/furnishings, toys, electronics or sporting goods. Community shopping centers are usually configured as a strip, in a straight line, or “L” or “U” shape and are commonly anchored by supermarkets, drug stores and department stores. The term “lifestyle center,” when used in this prospectus, refers to a center with upscale national or regional-chain specialty stores with dining and entertainment in an outdoor setting. We believe our definitions of each of the above terms are consistent with the definitions used by the International Council of Shopping Centers, or the ICSC.

“Annualized base rent,” as such term is used in this prospectus, is calculated by multiplying (i) monthly base rent as of the specified date, for leases that had commenced as of such date, by (ii) 12. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area maintenance or other operating expenses.

This prospectus makes reference to the “percent leased” of the properties in our portfolio. We calculate percent leased as (i) gross leasable area, or GLA, under commenced leases as of the specified date, divided by (ii) total GLA, expressed as a percentage.

As used in this prospectus, “net absorption” refers to the amount of GLA occupied at the end of a period minus the amount of GLA occupied at the beginning of a period, taking into consideration GLA vacated during the period. The term “metropolitan statistical area,” or MSA, refers to an area defined and designated by the U.S. Office of Management and Budget and is defined as a large population nucleus, together with adjacent communities having a high degree of social and economic integration with that nucleus.

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PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in shares of our Class B common stock. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical and pro forma financial statements, including the related notes thereto, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us. Except where the context suggests otherwise, references in this prospectus to “AmREIT,” “we,” “us,” “our” and “our company” refer to AmREIT, Inc., a Maryland corporation, together with its consolidated subsidiaries. Unless otherwise indicated, the information included in this prospectus assumes (1) the effectiveness of Articles of Amendment to our charter to change the name of our common stock outstanding prior to this offering to “Class A common stock,” (2) the effectiveness of a one-for-two reverse stock split of our Class A common stock, (3) the effectiveness of Articles Supplementary to our charter to create a new class of common stock entitled “Class B common stock,” (4) that the underwriters’ over-allotment option is not exercised, and (5) that the shares of Class B common stock to be sold in this offering are sold at $15.00 per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

AmREIT, Inc.

We are a full-service, vertically integrated and self-administered real estate investment trust, or REIT, that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with significant barriers to entry. Our shopping centers are often anchored by strong national and local retailers, including supermarket chains, drug stores and other necessity-based retailers. Our remaining tenants consist primarily of specialty retailers and national and local restaurants. Our portfolio is predominantly concentrated in the affluent, high-growth submarkets of Houston, Dallas, San Antonio, Austin and Atlanta, which we collectively refer to as our core markets. Our core markets represent five of the top population and job growth markets in the United States. Going forward, we intend to continue to acquire high-quality, well-located properties in these densely populated, affluent submarkets with high barriers to entry and to pursue acquisitions in similar submarkets of major U.S. cities with characteristics comparable to those of our core markets.

As of March 31, 2012, our portfolio consisted of 29 wholly-owned properties with approximately 1.2 million square feet of GLA, which were approximately 96% leased with a weighted average remaining lease term of 5.2 years. Our neighborhood and community shopping centers accounted for approximately 91% of our annualized base rent as of March 31, 2012, with our single-tenant retail properties accounting for the remaining 9% of our annualized base rent. In addition to our wholly-owned properties, we manage and have varying minority ownership interests in eight real estate funds that own properties in our core markets, including five high net worth advised funds and three institutional joint ventures, which we collectively refer to as our advised funds. As the sole owner of the general partner of each of the high net worth advised funds, and as the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. If these properties meet our investment criteria, we may acquire these assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint venture partners pursuant to contractual buy-sell rights or rights of first offer, as applicable. See “Business and Properties – Acquisition Process from Advised Funds.” As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties with approximately 2.2 million square feet of GLA and an undepreciated book value of over $451 million. We believe that seven of these properties, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria.

We have been in business for 28 years and through our ownership, operation, acquisition, development and redevelopment of retail properties in 23 states during this time, we have gained significant experience, long-standing relationships and deep knowledge of our markets and submarkets. Each member of our senior management team, consisting of H. Kerr Taylor, our chairman, president and chief executive officer, Chad C. Braun, our executive vice president, chief financial officer, chief operating officer, treasurer and secretary, Tenel H. Tayar, our senior vice president and chief investment officer, Charles Scoville, our senior vice president and director of leasing/property management, and Brett Treadwell, our managing vice president – finance and chief accounting officer, has over 16 years of real estate industry experience through several real estate, credit and retail cycles. Including our senior management team, we employ 42 individuals across all areas of real estate operations who have been integrally involved in the acquisition, financing, leasing, management, development and redevelopment of our portfolio and the portfolios of our advised funds. Upon completion of this offering, our senior management team will own an aggregate of approximately 7.7% of our outstanding shares of Class A and Class B common stock, which we believe aligns their interests with those of our stockholders.

We are a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes and have been a reporting company with the Securities and Exchange Commission, or the SEC, since 1995. In addition, two of our advised funds are subject to SEC reporting obligations.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from other owners and operators of retail real estate and will enable us to take advantage of numerous internal and external growth opportunities:

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High-Quality Portfolio with Strong Real Estate Fundamentals and Attractive Demographic Profile. We own and operate a high-quality portfolio of 29 retail centers that we believe yield premium rents and occupancy rates due in part to high population densities and high per capita income levels in our properties’ submarkets. In addition, our properties are located in areas that we believe have high barriers to entry for competitive retail centers, including high land prices and a limited supply of developable land. We believe the strong demographic trends for the submarkets in which our properties are located, combined with the high quality of our properties, will allow us to continue to achieve higher occupancy rates and higher annualized base rents than those achieved by similar properties in less desirable locations.

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Strong Internal Growth Prospects Through Significant Positive Re-leasing Spreads. We believe that our properties will generate increased cash flow as leases expiring in the near term are renewed or space is re-leased, including the leases expiring in 2012 and 2013, which represent 8% and 12%, respectively, of our annualized base rent as of March 31, 2012. From January 2007 to December 2011, we were able to increase rental rates an average of 5.7% upon renewal of existing leases and an average of 5.4% upon signing new leases. This rental rate growth has slowed recently as a result of the economic downturn. Despite recent slowed growth in rental rates related to the renewal of existing leases, we believe that our annualized base rents generally are below current market rates for comparable properties within our submarkets and that over the long term, this dynamic will provide us with the opportunity for significant positive re-leasing spreads and increased cash flow.

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Access to a Pipeline of Acquisition Opportunities. Our advised funds provide us with access to a pipeline of acquisition opportunities in our premier densely populated and affluent submarkets. If the properties in our advised funds meet our investment criteria, we may acquire the assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint venture partners pursuant to contractual buy-sell rights or rights of first offer, as applicable. See “Business and Properties – Acquisition Process from Advised Funds.” We believe that seven of the properties owned by our advised funds, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria.

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Established Platform with Localized Expertise. During the company’s 28 years in commercial real estate, our senior management team has developed long-standing industry, corporate and institutional relationships and extensive knowledge of our core markets and submarkets and of the shopping centers within such markets. We believe that our in-depth market knowledge and extensive network of relationships with real estate owners, developers, brokers, national and regional lenders and other market participants provide us with access to an ongoing source of attractive acquisition and investment opportunities in our core markets.

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Experienced Senior Management Team with Significant Ownership. Each member of our senior management team, which is led by Mr. Taylor, has more than 16 years of commercial real estate industry experience through several real estate, credit and retail cycles. Our senior management team has worked at AmREIT for an average of approximately 13 years, during which time they have operated our existing portfolio and executed our investment strategy, overseeing more than 4.5 million square feet of retail property acquisitions, 1.1 million square feet of retail property dispositions and 1.0 million square feet of retail property development in our core markets. Upon the completion of this offering, our senior management team will own an aggregate of approximately 7.7% of our outstanding shares of Class A and Class B common stock, which we believe aligns their interests with those of our stockholders.

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Conservative Capital Structure Poised for Growth. Upon completion of this offering and the application of the net proceeds of this offering, we expect to have a ratio of debt-to-total enterprise value of approximately 41.0%, with approximately $158.5 million of debt outstanding with only $10.4 million in debt maturing prior to 2015. In addition, we have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering, which, together with our available cash, should provide us with a significant amount of capital to pursue our growth strategies. We believe that this conservative capital structure will provide us with significant financial flexibility to fund future growth.

Our Business and Growth Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at existing properties, consummating acquisitions in our core markets and in other strategic markets, and selectively pursuing strategic development and redevelopment opportunities. We intend to achieve this objective by executing the following business and growth strategies:

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Increase Scale by Capitalizing on Acquisition Opportunities. We intend to continue to focus on growing our portfolio through strategic acquisitions of high-quality properties that are well-located in their submarkets. We believe that properties located in the most prominent retail districts of high-barrier-to-entry markets will experience greater value appreciation, greater rental rate increases and higher and more stable occupancy rates than similar properties in less-prominent locations of high-barrier-to-entry markets or than properties located in lower-barrier-to-entry markets. We intend to seek acquisitions in our core markets as well as submarkets in other selected major U.S. cities having attributes similar to those of our core markets. We believe that our acquisitions of two properties in affluent Atlanta submarkets during 2011 demonstrate our ability to source and execute acquisitions outside of our traditional Texas markets. We established a new office in Atlanta in July 2011 to provide operational support for our assets acquired in 2011, to facilitate greater connectivity with local tenants and market participants and to source additional acquisition opportunities.

■	Employ Disciplined Investment Screening. We generally seek to invest in properties that possess the following attributes:

–	Demographic purchasing power – average household incomes within a one-mile radius of $100,000, resulting in an affluent population with substantial disposable income;

–	Density of population – 45,000 households within a three-mile radius and additional retail drivers such as favorable daytime employment population, tourism and regional draws;

–	Demand for retail space – limited nearby retail properties or land available for the development of new retail properties, providing for favorable retail per capita figures as compared to the national and metropolitan statistical area, or MSA, averages;

–	Desirability of physical layout – physical attributes that provide the best opportunity for our tenants to attract and serve their target customers; and

–	Demarcation advantage – site-specific factors that will influence traffic to our properties and require analysis beyond the raw demographic data.

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Proactively Manage and Lease Properties. We will continue to actively manage our portfolio, employ aggressive leasing strategies and leverage the extensive acquisition, development, redevelopment, leasing and property management experience of our team to increase occupancy rates at our properties, attract high-quality tenants, maximize tenant retention rates and increase property cash flows. As of March 31, 2012, we managed and controlled the leasing of over 3.4 million square feet of GLA, including properties owned by our advised funds.

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Expand Portfolio through Redevelopment and Expansion Opportunities at Our Properties. We intend to capitalize on the in-fill locations of our properties with high barriers to entry by selectively redeveloping and expanding our existing properties where we believe we can generate attractive risk-adjusted returns. We have historically added high-quality amenities to our properties such as additional parking, enhanced signage, and common areas situated around water or other natural features, which we believe improves tenant mix and generates higher average base rents.

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Fund Growth through Multiple Capital Sources and Recycling of Capital. In addition to continuing to access available capital from public and private markets, we intend to generate additional capital through selling selected properties that no longer meet our investment criteria and selectively redeploying capital into high-quality multi-tenant shopping centers with higher overall return prospects.

Our Properties

As of March 31, 2012, our portfolio consisted of 29 wholly-owned properties with approximately 1.2 million square feet of GLA, which were approximately 96% leased with a weighted average remaining lease term of 5.2 years. The following table provides an overview of our properties as of March 31, 2012.

PROPERTY	PROPERTY LOCATION	YEAR BUILT / RENOVATED	GLA	PERCENT LEASED(1)	ANNUALIZED BASE RENT(2)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(3)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(4)	KEY TENANTS
Neighborhood and Community Shopping Centers
Uptown Park	Houston, TX	1999/2005	169,112	97%	$5,442,384	$33.30	$32.87	Champps, McCormick & Schmicks (owned by Landry’s)
MacArthur Park(5)	Dallas, TX	2000	237,351	85%	3,394,960	16.77	17.64	Kroger, Barnes & Noble, GAP
Plaza in the Park	Houston, TX	1999/2009	144,054	100%	2,865,908	19.89	19.70	Kroger
Southbank(6)	San Antonio, TX	1995	46,673	100%	1,614,009	34.56	37.45	Hard Rock Café
The Market at Lake Houston	Houston, TX	2000	101,799	98%	1,541,944	15.52	15.60	H-E-B, Five Guys
Uptown Plaza - Dallas	Dallas, TX	2005	33,840	100%	1,507,680	44.55	45.53	Morton’s (owned by Landry’s), Wells Fargo
Alpharetta Commons	Atlanta, GA	1997	94,544	100%	1,347,636	14.25	14.43	Publix(7)
Cinco Ranch	Houston, TX	2001	97,297	100%	1,309,559	13.46	13.59	Kroger
Uptown Plaza - Houston	Houston, TX	2002	28,000	94%	1,185,450	44.90	46.27	CVS/pharmacy, The Grotto (owned by Landry’s)
Bakery Square	Houston, TX	1996	34,614	100%	884,954	25.57	25.64	Walgreens, Boston Market
Brookwood Village	Atlanta, GA	1941/2000	28,774	96%	717,683	26.03	27.09	CVS/pharmacy, Subway
Courtyard on Post Oak	Houston, TX	1994	13,597	100%	545,368	40.11	43.70	Verizon
Woodlands Plaza	Houston, TX	1997/2003	20,018	100%	615,906	30.77	21.27	FedEx Kinko’s
Terrace Shops	Houston, TX	2000	16,395	75%	383,632	31.21	31.10	Starbucks
Sugarland Plaza	Houston, TX	1998/2001	16,750	100%	402,188	24.01	23.45	Memorial Hermann
500 Lamar	Austin, TX	1946/1998	12,795	100%	389,858	30.47	31.50	Title Nine Sports

Neighborhood and Community Shopping Centers Subtotal/Weighted Average			1,095,613	95%	$24,149,119	$23,09	$23.30
Single Tenant (Ground Leases)(8) Subtotal/Weighted Average			64,048	100%	$1,207,499	$18.85	$18.72
Single Tenant (Fee Simple)(9) Subtotal/Weighted Average			69,519	100%	$1,236,685	$17.79	$18.11

Portfolio Total/Weighted Average			1,229,180	96%	$26,593,303	$22.55	$22.74

(1)	Percent leased is calculated as (i) GLA under commenced leases as of March 31, 2012, divided by (ii) total GLA, expressed as a percentage.
(2)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases that had commenced as of such date, by (ii) 12.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) GLA under commenced leases as of March 31, 2012.
(4)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of March 31, 2012, calculated on a straight line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of March 31, 2012.

(5)

As of March 31, 2012, we have signed a lease with Michael’s that will commence in the third quarter of 2012 for an additional 26,127 square feet and $385,373 in additional annualized base rent, which is not included in the table above as rent has not yet commenced and the tenant has not occupied the space.

(6)

During 2011, we executed a five-year lease for 6,000 square feet at our Southbank property pursuant to which the tenant will pay only percentage rent for the first year of the lease in lieu of base rent. In each subsequent year, base rent will be calculated based on the total rent from the preceding year. This lease is included in our percent leased but not included in our annualized base rent or annualized base rent per leased square foot in the table above.

(7)	The tenant has a right of first refusal to purchase this property.
(8)

For single-tenant ground leases, we own and lease the land to the tenant. The tenant owns the building during the term of the lease and is responsible for all expenses relating to the property. Upon expiration or termination of the lease, ownership of the building will revert to us as owner of the land. The weighted average remaining term of our ground leases is 7.1 years.

(9)

For single-tenant fee simple properties, we own the land and the building, and the tenant is responsible for all expenses relating to the property. The weighted average remaining term of our fee simple leases is 4.9 years.

Our Acquisition Pipeline

We have an extensive network of long-standing relationships with real estate owners, developers, brokers, national and regional lenders and other market participants in our core markets and in other major U.S. markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities that may not be available to our competitors. In addition, as the sole owner of the general partner of each of the high net worth advised funds, and as the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities. As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties with approximately 2.2 million square feet of GLA and an undepreciated book value of over $451 million. We believe that seven of these properties, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria.

We are currently in discussions regarding a number of acquisition opportunities in our core markets that we have identified through our network of relationships and that we believe will enhance our growth and operating performance metrics. As of the date of this prospectus, we were reviewing and pursuing the acquisition of a neighborhood grocery-anchored shopping center and a community shopping center in Texas with an estimated aggregate purchase price of over $60 million. We believe each of the properties in our pipeline meet our investment criteria. One of the two potential acquisitions we are evaluating is a potential acquisition from our advised funds. Although we continue to engage in discussions and preliminary negotiations with the sellers and have commenced the process of conducting diligence on some of these assets or have submitted non-binding indications of interest, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, there can be no assurance that we will complete any of the potential acquisitions we are currently evaluating.

We believe that our 2011 acquisitions of Brookwood Village and Alpharetta Commons in Atlanta demonstrate our ability to source, diligence and execute acquisitions from our pipeline in a timely manner while remaining disciplined with respect to pricing and demographic characteristics. Over the course of our history, we have owned and operated single tenant assets in Atlanta and we believe that our extensive market knowledge and network of local relationships, combined with our new Atlanta office established in July 2011, will facilitate the growth of our Atlanta acquisition pipeline going forward.

Our Industry and Market Opportunity

We own and operate retail centers, placing us within the largest sector of the U.S. economy, as retail represents approximately 27.4% of U.S. gross domestic product, or GDP. According to Reis, occupancy rates have stabilized in most markets and rents in many markets have leveled off. We believe that the demographic and economic strength of our core markets in Texas and Atlanta will drive continued growth in underlying real estate fundamentals.

Texas

The majority of our portfolio is located in the Houston, Dallas, San Antonio and Austin markets. We believe these metropolitan areas are compelling real estate markets given their favorable demographics, robust job growth, limited new supply of commercial real estate and large and diverse economies. The Texas economy produced $1.27 trillion in goods and services in 2011, making it the 14th largest in the world.

The Texas economy is diverse, with employment spread broadly over sectors such as transport and utilities (including energy), government (including defense), education and healthcare, and leisure and hospitality. Texas has ranked first among U.S. states in exports for ten years in a row. During the recent recession, Texas experienced lower unemployment than the national average and the Texas region maintained a higher Consumer Confidence index score. The populations in the Houston, Dallas, San Antonio and Austin markets have historically grown at rates that are significantly higher than the national average. In addition, all four of our core markets have experienced limited new supply of retail space in recent years.

Our Submarkets

We target affluent, high-growth submarkets within our core markets. We believe that our portfolio is located in submarkets with better demographics and retail fundamentals compared to other submarkets in each of our core markets, as our submarkets have, on average, higher rents, higher household incomes and higher population densities.

Houston and Dallas represent our two largest markets and our properties within such markets comprised approximately 82.5% of our annualized base rent as of March 31, 2012. The asking rents in our submarkets within Houston and Dallas are 20% and 12% higher than the average asking rents for the other submarkets in Houston and Dallas, respectively. Additionally, the average household income within a three-mile radius of our Houston and Dallas properties is $105,500 and 83,463, respectively, compared to average household incomes in the Houston and Dallas MSAs of $73,951 and $74,845, respectively. The population within a three-mile radius of our properties in Houston and Dallas is 126,270 and 61,593, respectively, representing population densities of 4,533 per square mile and 2,912 per square mile, respectively. This compares to population densities in the Houston and Dallas MSAs of 676 per square mile and 737 per square mile, respectively.

As part of our ongoing investment strategy, we intend to acquire properties in premier retail locations in other major U.S. cities, including markets outside of Texas and Atlanta, that have characteristics similar to our existing core markets and submarkets. Prior to expanding into new markets, we conduct detailed analyses of demographics and rigorously map local submarkets to ensure that potential acquisitions are in locations consistent with our strategy of owning assets in the most affluent and densely populated areas of a particular market. For example, we spent approximately three months in Atlanta researching the market extensively to understand local consumer trends, driving patterns, demarcation and the area’s demographic profile. Based on this extensive research, we believe that Atlanta’s demographic characteristics closely resemble those of our existing Texas markets. As a result, during 2011 we continued our expansion in Atlanta through the acquisitions of two neighborhood shopping centers in the Buckhead District and the Alpharetta submarket, consistent with our focus on owning assets in the most attractive submarkets. We have owned and operated single tenant assets in the Atlanta area for over ten years, and we leveraged our existing relationship network and market knowledge to evaluate and consummate our Atlanta acquisitions. The average household income within a three-mile radius of the Buckhead District property is $100,760 and the population within a three-mile radius of the property is 151,503, representing a population density of 5,517 per square mile. The average household income within a three-mile radius of the Alpharetta submarket property is $140,049 and the population within a three-mile radius of the property is 79,049, representing a population density of 2,680 per square mile. The demographic profiles of both assets compare favorably to the Atlanta market as a whole, which has average household income and population density of $75,648 and 655 per square mile, respectively. As a result of these acquisitions, we established an Atlanta office in July 2011 that provides the same operational support and asset management services as our primary Texas offices. As we expand into additional new markets, we will ensure that we have a local presence and scale in each of our markets.

Operating History

We have been in business for 28 years and have owned, operated, acquired, developed and redeveloped retail properties in 23 states during this time. From 1985 to 2000, companies led by Mr. Taylor, including AmREIT and its predecessors, acquired and developed mainly single-tenant retail properties across the United States, including in markets in California, Colorado, Georgia, Illinois, Kansas, Louisiana, Maryland, Minnesota, Missouri, New Mexico, New York, North Carolina, Oregon, Tennessee, Texas, Utah and Virginia.

In 1995, we began investing in multi-tenant shopping centers, and in 2000, we refined our investment strategy to focus on total investor returns and value creation with less emphasis on current yield. We began to accumulate multi-tenant shopping centers in high-barrier in-fill locations with strong demographics, taking advantage of population growth and increased affluence in Houston, Dallas, San Antonio and Austin and leveraging our expertise in Texas and our experienced property management team. Since 2000, we have recycled capital by selectively disposing of single-tenant retail properties located outside of our core markets and redeploying the proceeds into high-quality multi-tenant shopping centers in our core markets. As a result of this focused capital recycling strategy, as of March 31, 2012, we owned approximately 1.1 million square feet of multi-tenant shopping centers and approximately 134,000 square feet of single-tenant retail properties, with our multi-tenant shopping centers comprising approximately 91% of our annualized base rent, and our single-tenant retail properties comprising the remaining 9% of our annualized base rent.

Over the past 28 years, AmREIT and its predecessors have raised, sponsored and managed 20 advised funds targeting third-party equity capital, 12 of which have since been fully liquidated. With respect to the remaining eight advised funds, as of March 31, 2012, we managed three institutional joint ventures and five high net worth advised funds, which owned an aggregate of 2.2 million square feet of retail shopping center space. Our institutional partners in the joint ventures are J.P. Morgan Investment Management and AEW Capital. Through our sponsorship, our advised funds have raised approximately $250 million of equity capital, which has been invested in high-quality retail centers and mixed-use developments.

Recent Developments

We have not yet completed the preparation of our financial statements for the quarter ended June 30, 2012, and such financial statements have not been reviewed by our independent auditor. The results presented below are preliminary estimates and are not final until the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 with the SEC and, therefore, remain subject to adjustment. You are cautioned not to place undue reliance on these expectations.

Leasing Activity

During the quarter ended June 30, 2012, we executed eight lease renewals representing an aggregate of 34,076 square feet at an average cash leasing spread of 12.4%. We executed two new leases representing an aggregate of 11,213 square feet, of which one was a comparable lease of 3,167 square feet with a cash leasing spread of 25.0%. Also during the quarter we had three leases representing an aggregate of 8,305 square feet that were either terminated or not renewed.

Preliminary Financial Results (in thousands except percentages and number of properties):

THREE MONTHS ENDED JUNE 30, 2012
Net income	$1,446
Funds from operations	$3,708
Total net operating income	$6,666

AS OF JUNE 30, 2012
Total assets	$330,957
Total debt	$204,953
Percent leased	96%
Number of properties	29

Reconciliation of Net Income to Funds From Operations

We have adopted the National Association of Real Estate Investment Trusts, or NAREIT, definition of funds from operations or FFO. FFO is calculated as net income (computed in accordance with U.S. generally accepted accounting principles, or GAAP) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and impairment charges on real estate assets held for investment and excluding results defined as “extraordinary items” under GAAP. FFO is a supplemental non-GAAP financial measure. We consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, we believe FFO is a helpful tool that can assist in the comparison of the operating performance of a company’s real estate between periods. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with GAAP and is not necessarily indicative of cash available to meet cash needs. In addition, our computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITs. FFO is not defined by GAAP and should not be considered an alternative to net income as an indication of our performance, or of cash flows as a measure of liquidity. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations” for more information regarding FFO. The table below details our reconciliation from net income to FFO for the period presented (amounts in thousands):

THREE MONTHS ENDED JUNE 30, 2012
Net income	$1,446
Depreciation of real estate assets - from operations	2,106
Depreciation of real estate assets for nonconsolidated affiliates	156

FFO	$3,708

Reconciliation of Net Income to Net Operating Income

We believe that Net Operating Income, or NOI, is a useful measure of our operating performance. We define NOI as operating revenues (rental income, tenant recovery income, percentage rent, excluding straight-line rental income and amortization of acquired above- and below-market rents) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line rent bad debt expense). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as a supplemental measure of our financial performance. The following tables set forth a reconciliation of NOI to net income as computed in accordance with GAAP (amounts in thousands):

THREE MONTHS ENDED JUNE 30, 2012
Net income	$1,446
Amortization of straight-line rents and above/below market rents	(88)
Advisory services income-related party	(885)
Interest and other income	(136)
Interest and other income-related party	(84)
Straight-line rent bad debt expense	(23)
General and administrative	1,558
Legal and professional	229
Real estate commissions	53
Depreciation and amortization	2,120
Impairment recovery - notes receivable	(229)
Loss from advised funds and other affiliates	66
Income tax benefit (expense) for taxable REIT subsidiary	44
Interest expense	2,595

Net operating income	$6,666

Financing Activity

We have executed a non-binding commitment letter to refinance the debt secured by our Uptown Plaza Dallas property. Currently the debt matures October 1, 2013. The primary terms of the new loan include: $14,000,000 principal amount, 4.25% fixed interest rate, 10-year term and a 30-year amortization period. We anticipate closing this loan during August 2012.

Summary Risk Factors

An investment in shares of our Class B common stock involves risks. You should carefully read and consider the risks discussed below and under the caption “Risk Factors” beginning on page 20 of this prospectus before investing in shares of our Class B common stock. Some of these risks include, but are not limited to:

■

Substantially all of our properties are located in Texas, with a concentration in the Houston, Dallas, San Antonio and Austin MSAs, and we are dependent on the Texas economy such that changes in this geographic market and these submarkets may materially and adversely affect us.

■

We depend upon tenant leases for most of our revenue; lease terminations and/or tenant defaults, particularly by one of our significant tenants, could materially and adversely affect the income produced by our properties, which may harm our operating performance, thereby limiting our ability to make distributions to our stockholders. As of March 31, 2012, our top five tenants, Kroger, Landry’s, CVS/pharmacy, H-E-B and Publix accounted in the aggregate for approximately 24% of our total annualized base rent.

■

Our grocery-anchored and neighborhood and community retail properties depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

■

We face considerable competition in leasing our properties and may be unable to renew existing leases or re-lease retail space on terms similar to the existing leases, or we may expend significant capital in our efforts to re-lease retail space, which may adversely affect our operating results.

■

Our growth will partially depend upon future acquisitions of properties, and we may be unsuccessful in identifying and consummating suitable acquisitions or taking advantage of other investment opportunities, which may impede our growth and negatively affect our cash available for distribution to stockholders.

■	Our investments in development and redevelopment projects may not yield anticipated returns, which could harm our operating results and reduce the amount of funds available for distributions.

■	We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

■

We will rely upon external sources of capital to fund acquisitions, development opportunities and repayment of significant maturities of principal debt, and, if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or repay maturing obligations.

■

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay distributions at current levels or in amounts necessary to permit us to continue to qualify as a REIT and may expose us to the risk of default under our credit agreements.

■

We are subject to conflicts of interest arising out of our relationships with our advised funds, which could result in decisions that are not in the best interests of our stockholders. Specifically, our senior management team has a fiduciary duty not only to us but also to our advised funds.

■

Our charter, bylaws and certain provisions of Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change of control may be in your best interest, and as a result may depress the market price of our common stock.

■	If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.

■	Following exchange offers that we intend to conduct in the future, large numbers of Class A stockholders receiving shares of our Class B common stock may sell shares of our Class B common stock. Significant sales of our Class B common stock, or the perception that significant sales of such shares could occur, may cause the price of our Class B common stock to decline significantly.

■

There is currently no significant public market for our common stock, and a market for our common stock may never develop, which could result in purchasers in this offering being unable to monetize their investment.

■	If you purchase shares of Class B common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share.

■	There can be no assurance that we will be able to pay or maintain cash dividends or that dividends will increase over time.

Reclassification of Shares of Common Stock and Exchange of Class A Common Stock

Our board of directors has approved Articles of Amendment to our charter renaming all of the outstanding shares of our common stock as “Class A common stock” and effecting a one-for-two reverse stock split of our Class A common stock. In addition, our board of directors has approved Articles Supplementary to our charter designating a new class of common stock entitled “Class B common stock.” Each share of Class B common stock will have the following rights:

■	the right to vote together with Class A common stockholders on all matters on which holders of Class A and Class B common stock are entitled to vote;

■	one vote with respect to all matters voted upon by our Class A and Class B common stockholders;

■	the right to receive distributions equal to any distributions declared on our shares of Class A common stock; and

■	liquidation rights equal to the liquidation rights of each share of Class A common stock.

Our Class B common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, or NYSE. We do not expect to list our shares of Class A common stock on a national securities exchange.

Commencing no sooner than six months following the completion of this offering, we intend to conduct exchange offers to exchange shares of our Class A common stock for shares of Class B common stock. In exchange for one share of Class A common stock, we will issue one share of Class B common stock. We intend to commence the exchange offers for all outstanding shares of Class A common stock in the increments set forth below on the following schedule:

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately six months following the date of this prospectus; and

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately 12 months following the date of this prospectus.

While we intend to conduct the exchange offers as described above, the conduct of and any terms related to any exchange offer must be approved by our board of directors in their sole discretion, and any commencement of an exchange offer may be delayed or not occur. In any event, we will not commence any exchange offer prior to six months following the date of this prospectus. At any time after six months from the date of this prospectus, our board of directors may, in its sole discretion, accelerate the timing of the second scheduled exchange offer and any additional exchange offers for the remaining outstanding shares of Class A common stock. Following the completion of the series of exchange offers, we intend to submit to our stockholders for approval at an annual or special meeting of stockholders an amendment to our charter to change the shares of Class A common stock remaining outstanding after the completion of the exchange offers into shares of Class B common stock and rename our Class B common stock as “common stock.”

Restrictions on Ownership and Transfer of Our Capital Stock

With certain exceptions, our charter authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Due to the limitations on the concentration of ownership of stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person (unless exempted by our board of directors) from actually, beneficially or constructively owning more than 9.8% (in value or in number of shares of common stock, whichever is more restrictive) of our outstanding shares of Class A common stock or Class B common stock or more than 9.8% (in value or in number of shares of preferred stock, whichever is more restrictive) of any class or series of our preferred stock. See “Description of Stock – Restrictions on Ownership and Transfer.” These restrictions on transfer and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our REIT Status

We have elected to be treated as a REIT for federal income tax purposes. To maintain our REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally are not subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders. If we fail to maintain our status as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Our Distribution Policy

We or our predecessors have paid regular dividends to our stockholders since 1997, and we intend to continue to declare and pay regular distributions to holders of our common stock. We pay dividends on a quarterly basis, currently at an annual rate of $0.80 per share, on a post-reverse split basis. Our board of directors currently intends to maintain our current dividend rate following the offering. We intend to continue to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Distributions made by us will be authorized by our board of directors in its sole and absolute discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and requirements for our qualification as a REIT for federal income tax purposes.

Revolving Credit Facility

We have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering, $60.0 million of which we expect will be available to us upon consummation of this offering based on the value of our unencumbered asset pool. We intend to use this revolving credit facility for general corporate purposes, including debt financing, property acquisitions, new construction, renovations, expansions, tenant improvement costs and equity investments (as and to the extent permitted in the credit agreement).

Corporate Information

Our principal executive office is located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046. Our telephone number is (713) 850-1400. We maintain an Internet site at http://www.amreit.com. The information located on, or accessible from, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC.

The Offering

Class B common stock offered by us	3,400,000 shares (1)

Common stock to be outstanding after this offering (2)

Class A common stock	11,663,926 shares

Class B common stock	3,712,498 shares (1)(3)

Dividend rights	Our Class A common stock and Class B common stock share equally in any distributions authorized by our board of directors and declared by us, subject to the preferential rights of any class or series of stock ranking senior to Class A common stock and Class B common stock.

Voting rights	Each share of Class A common stock and Class B common stock entitles its holder to one vote per share on all matters on which holders of our Class A common stock and Class B common stock are entitled to vote. The shares of Class B common stock will vote together with the shares of Class A common stock as a single class.

Use of proceeds	We estimate that the net proceeds of this offering, after deducting the underwriting discount and commissions and estimated expenses payable by us, will be approximately $46.2 million, or approximately $53.3 million if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds of this offering as follows:

■ $45.2 million to repay secured debt obligations; and

■ the remainder for general corporate and working capital purposes, including future acquisition, development and redevelopment activities.

Risk Factors	An investment in shares of our Class B common stock involves risks. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 20 and all other information in this prospectus before investing in shares of our Class B common stock.

NYSE symbol	“AMRE”

(1)	Excludes up to 510,000 shares of Class B common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Share numbers reflect the one-for-two reverse stock split that will occur prior to the completion of this offering.
(3)

Includes (a) 3,400,000 shares of Class B common stock to be issued in this offering and (b) 312,498 shares of restricted Class B common stock to be granted to our officers and directors concurrently with the completion of this offering, which will vest over a ten-year period from the date of the awards. Excludes 922,585 shares of Class B common stock available for future issuance under the AmREIT, Inc. 1999 Flexible Incentive Plan. Our board of directors has approved an amendment to this plan such that all future awards will be in or related to Class B common stock.

Summary Selected Condensed Consolidated Financial Data

The following table sets forth (i) our unaudited summary selected pro forma financial data and (ii) our summary selected historical condensed consolidated balance sheet data as of March 31, 2012 and 2011 and December 31, 2011, 2010 and 2009 and our consolidated operating and other data for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009. The unaudited historical condensed consolidated balance sheet information as of March 31, 2012, and the consolidated operating and other data for the three months ended March 31, 2012 and 2011, have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical condensed consolidated balance sheet information as of December 31, 2011 and 2010 and the consolidated operating and other data for each of the years ended December 31, 2011, 2010 and 2009 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The historical condensed consolidated balance sheet information as of December 31, 2009 has been derived from our audited consolidated financial statements not included in this prospectus.

Our unaudited summary selected pro forma condensed consolidated financial statements as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 have been adjusted to give effect to this offering and our intended use of proceeds of this offering and certain other transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus. Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance. In addition, our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations. You should read the following summary selected financial, operating and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing elsewhere in this prospectus. All per share data set forth below has been adjusted to give effect to the one-for-two reverse stock split of our Class A common stock to be effected prior to the completion of this offering.

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009
	(Dollars in thousands, except per share data)
Operating Data
Revenues:
Rental income from operating leases	$8,929	$8,929	$7,450	$34,589	$32,995	$29,155	$29,367
Advisory services income — related party	1,131	1,131	1,001	3,777	3,789	4,204	4,584
Lease termination and other income	—	—	—	131	131	15	1,065

Total revenues	$10,060	$10,060	$8,451	$38,497	$36,915	$33,374	$35,016

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009
	(Dollars in thousands, except per share data)
Expenses:
General and administrative	1,601	1,484	1,284	6,571	6,049	5,944	6,320
Property expense	2,213	2,213	1,727	8,109	7,770	8,314	8,206
Legal and professional	221	221	256	947	945	1,165	1,667
Real estate commissions	86	86	29	342	342	191	157
Acquisition costs	—	—	40	229	229	12	—
Depreciation and amortization	2,227	2,227	1,640	8,926	8,257	6,634	7,350
Impairment — properties	—	—	—	—	—	2,268	441
Impairment (recovery) — notes receivable	—	—	—	(1,071)	(1,071)	1,800	—

Total expenses	6,348	6,231	4,976	24,053	22,521	26,328	24,141

Operating income	3,712	3,829	3,475	14,444	14,394	7,046	10,875
Other income (expense):
Interest and other income	102	102	128	493	493	459	446
Interest and other income — related party	72	72	30	319	319	274	201
Gain on debt extinguishment	—	—	—	—	—	5,374	—
Loss from advised funds and other affiliates	(36)	(36)	(104)	(384)	(384)	(1,186)	(604)
Income tax benefit (expense) for taxable REIT subsidiary	(76)	(76)	(51)	(262)	(262)	(1,515)	851
Interest expense	(2,139)	(2,634)	(2,203)	(8,825)	(9,971)	(9,541)	(9,146)
Debt prepayment penalties	—	—	—	—	—	(988)	—
Stock issuance costs	—	—	—	—	(914)	—	—

Income (loss) from continuing operations	1,635	1,257	1,275	5,785	3,675	(77)	2,623
Income from discontinued operations	—	—	61	—	565	6,382	2,632

Net income	1,635	1,257	1,336	5,785	4,240	6,305	5,255
Net income attributable to non-controlling interest	—	—	—	—	—	(173)	(121)

Net income attributable to AmREIT stockholders	1,635	1,257	1,336	5,785	4,240	6,132	5,134
Distributions paid to Class C and D stockholders (1)	—	—	—	—	—	—	(18,528)

Net income (loss) available to AmREIT stockholders	$1,635	$1,257	$1,336	$5,785	$4,240	$6,132	$(13,394)

Net income per share of common stock — basic and diluted
Income (loss) before discontinued operations		$0.11	$0.11		$0.31	$(0.04)	$(4.74)
Income (loss) from discontinued operations		$—	$—		$0.05	$0.56	$0.77

Net income (loss) per share		$0.11	$0.11		$0.36	$0.52	$(3.97)

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009
	(Dollars in thousands, except per share data)
Pro forma earnings per share — basic and diluted (2)	$0.10			$0.36
Balance sheet data (at end of period)
Real estate investments before accumulated depreciation	325,793	$325,793			$325,033	$279,314	$283,809
Total assets	330,473	329,878			330,610	293,848	320,332
Notes payable	158,880	204,105			201,658	161,848	182,976
Total stockholders’ equity	164,375	117,955			118,924	123,067	126,913
Other data
Funds from operations (3)	$4,005	$3,627	$3,110	$15,828	$13,062	$13,821	$(5,546	)(4)
Net operating income (5)	$6,530	$6,530	$5,635	$26,239	$24,984	$21,100	$20,964
Number of properties at end of period	29	29	29	29	29	28	49
Percent leased at end of period	96%	96%	93%	96%	96%	92%	91%
Distributions per share	$0.20	$0.20	$0.20	$0.80	$0.80	$0.90	$1.00

(1)

Reflects distributions to classes of common shares outstanding prior to the November 2009 merger with REITPlus, Inc. whereby we combined three classes of common shares into a single class of common stock as discussed in Note 14 – “Accounting for Merger with REITPlus – November 2009” to our audited consolidated financial statements for the fiscal year ended December 31, 2011 included in this prospectus.

(2)

In arriving at pro forma earnings per share – basic and diluted, we have reduced pro forma net income (loss) available to stockholders by pro forma dividends attributable to unvested restricted shares of $109 and $416 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

(3)

For a definition and reconciliation of FFO and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Selected Condensed Consolidated Financial Data.”

(4)

FFO for the year ended December 31, 2009 has been reduced by $8,357 of dividends and a $10,171 conversion premium attributable to the class C & D shares outstanding prior to the November 2009 merger with REITPlus, Inc. Such dividends were deducted in arriving at net income (loss) available to AmREIT stockholders. In connection with the merger, we combined all classes of common shares into a single class of common stock as discussed in Note 14 – “Accounting for the Merger with REITPlus – November 2009” to our audited consolidated financial statements for the fiscal year ended December 31, 2011, included elsewhere in this prospectus.

(5)

For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Selected Condensed Consolidated Financial Data.”

RISK FACTORS

An investment in shares of our Class B common stock involves a high degree of risk. In addition to all other information contained in this prospectus, you should carefully consider the following risk factors before purchasing shares of our Class B common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make distributions to our stockholders, which could cause you to lose all or part of your investment. The risks set forth below are not the only risks that may affect us, but do represent those risks and uncertainties that we believe are material to our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock. Additional risks and uncertainties that are not presently known to us or that we deem immaterial at this time may also adversely affect our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Substantially all of our properties are located in Texas, with a concentration in the Houston, Dallas, San Antonio and Austin MSAs, and we are dependent on the Texas economy such that changes in this geographic market and these submarkets may materially and adversely affect us.

Substantially all of our properties are located in Texas, with a concentration in the Houston, Dallas, San Antonio and Austin MSAs. As a result of this geographic concentration, we are particularly susceptible to downturns in the Texas economy or any of these local economies or other adverse conditions in these markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes and the cost of complying with government regulations or increased regulation). Our revenue is highly dependent upon our ability to attract financially stable retail tenants. A significant economic downturn in any of these local economies may adversely impact our ability to attract and retain financially stable tenants and could have an adverse impact on our tenants’ revenues and results of operations and their ability to meet their lease obligations to us. Likewise, we may be required to lower our rental rates or grant rent abatements and other types of concessions to attract or retain desirable tenants in such an environment. Any material change in market rental rates or regulatory, environmental or competitive conditions in these markets could have a disproportionate effect on our overall business results. In the event of negative economic or other trends in these markets, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock may be materially and adversely affected.

We depend upon tenant leases for most of our revenue; lease terminations and/or tenant defaults, particularly by one of our significant tenants, could materially and adversely affect the income produced by our properties, which may harm our operating performance, thereby limiting our ability to make distributions to our stockholders.

We depend primarily upon tenant leases for our revenue. Our ability to sustain our rental revenue depends on the financial stability of our tenants, any of whom may experience a change in its business at any time. For example, the recent recession resulted in the bankruptcy of certain of our large tenants, including Linens ‘n’ Things and Circuit City, who abandoned leases at certain of our properties, and our other tenants may in the future be adversely affected by continued economic sluggishness or a second recession. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations, and cash flows generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us. As a result, our tenants may delay lease commencements, decline to extend or renew their leases upon expiration, fail to make rental payments when due, or declare bankruptcy and abandon the leased property. Any of these actions could result in a significant reduction or total loss of the revenue from the affected leases. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and re-leasing our property.

If significant leases are terminated or defaulted upon, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. In addition, significant expenditures, such as mortgage payments, real estate taxes and insurance and maintenance costs, are generally fixed and do not decrease when revenues at the related property decrease.

The occurrence of any of the situations described above, particularly if it involves one of our significant tenants, could seriously harm our operating performance. As of March 31, 2012, our top five tenants, Kroger, Landry’s, CVS/pharmacy, H-E-B and Publix, accounted in the aggregate for approximately 24% of our total annualized base rent. Any adverse development affecting any of these five tenants could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Our grocery-anchored and neighborhood and community retail properties depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

Certain of our grocery-anchored and neighborhood and community retail properties are anchored by large, nationally recognized tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants, including our anchor and other major tenants, may fail to comply with their contractual obligations to us, seek concessions in order to continue operations or declare bankruptcy, any of which could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, certain of our tenants may cease operations while continuing to pay rent, which could decrease customer traffic, thereby decreasing sales for our other tenants at the applicable retail property. If sales of our other tenants decrease, they may be unable to pay their minimum rents or expense recovery charges. In addition to these potential effects of a business downturn, mergers or consolidations among large retail establishments could result in the closure of existing stores or duplicate or geographically overlapping store locations, which could include stores at our retail properties. Any of the foregoing would adversely affect the value of the applicable retail property.

In addition, any of the foregoing could trigger co-tenancy provisions contained in many of our retail leases. These co-tenancy provisions may condition a tenant’s obligation to remain open, the amount of rent payable by the tenant or the tenant’s obligation to continue occupancy on any of the following: (i) the presence of a certain anchor tenant or tenants; (ii) the continued operation of an anchor tenant’s store; or (iii) minimum occupancy levels at the applicable retail property. If a co-tenancy provision is triggered by a failure of any of these or other applicable conditions, a tenant could have the right to terminate its lease early or to a reduction of its rent. In periods of prolonged economic decline, there is a higher than normal risk that co-tenancy provisions will be triggered as there is a higher risk of tenants closing stores or terminating leases during these periods. In addition to these co-tenancy provisions, most of the anchor leases at our properties do not contain “continuous operating covenants,” which require the tenant to maintain physical occupancy in addition to paying rent. This could result in decreased customer traffic at the applicable property, thereby decreasing sales for our other tenants at that property, which may result in our other tenants being unable to pay their minimum rents or expense recovery charges. These provisions also may result in lower rental revenue generated under the applicable leases. To the extent co-tenancy or the absence of continuous operating covenants in our retail leases result in lower revenue or tenant sales or tenants’ rights to terminate their leases early or to a reduction of their rent, our performance or the value of the applicable property could be adversely affected.

Loss of, or a store closing by, an anchor or major tenant and the resulting potential adverse effects of co-tenancy provisions in our leases could significantly reduce our occupancy level or the rent we receive from our retail properties, and we may be unable to re-lease vacated space at attractive rents or at all. Moreover, in the event of a default by a major tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties. The occurrence of any of the situations described above, particularly if it involves an anchor tenant with leases in multiple locations, could seriously harm our performance.

We face considerable competition in leasing our properties and may be unable to renew existing leases or re-lease retail space on terms similar to the existing leases, or we may expend significant capital in our efforts to re-lease retail space, which may adversely affect our operating results.

As of March 31, 2012, leases representing approximately 8% and 12% of our total annualized base rent are scheduled to expire by the end of 2012 and 2013, respectively, assuming the exercise of all early termination rights. In addition, approximately 4% of the square footage of our properties was available for rent as of March 31, 2012. Because we compete with many other entities engaged in real estate investment and leasing activities, including national, regional and local owners, operators, acquirers and developers, we may be unable to renew leases with our existing tenants. If our current tenants do not renew their leases, we may be unable to re-lease such space to new tenants. Furthermore, to the extent that we are able to renew leases that are scheduled to expire in the short-term or re-lease such space to new tenants, heightened competition resulting from adverse market conditions may limit our ability to lease such space at rental rates equal to or above the current rental rates or require us to offer rent abatements, tenant improvements or other rental concessions. In addition, recent volatility in the mortgage-backed securities markets has led to foreclosures and sales of foreclosed retail properties at depressed values, and we may have difficulty competing with competitors who have purchased properties in the foreclosure process, because their lower cost basis in their properties may allow them to offer space at reduced rental rates.

If our competitors offer retail space at rental rates below current market rates or below the rental rates that we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those that we currently charge in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we are able to re-lease the space, the terms and other costs of renewal or re-leasing, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. If we are unable to renew leases or re-lease space in a reasonable time, or if rental rates decline or tenant improvement costs, leasing commissions, or other costs increase, our business, financial condition and results of operations, our ability to make distributions to our stockholders, the trading price of our Class B common stock and our ability to satisfy our debt service obligations could be materially and adversely affected.

Our growth will partially depend upon future acquisitions of properties, and we may be unsuccessful in identifying and consummating suitable acquisitions or taking advantage of other investment opportunities, which may impede our growth and negatively affect our cash available for distribution to stockholders.

Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We may not be successful in identifying and consummating acquisitions or investments in retail properties that meet our investment criteria on satisfactory terms or at all. Failure to identify or consummate acquisitions could slow our growth. Our ability to acquire retail properties on favorable terms, or at all, may be adversely affected by the following significant factors:

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competition from other real estate investors, including other publicly-traded REITs, private equity investors and institutional investment funds, many of whom have substantially more capital than we have and may be able to accept more risk than we can prudently manage;

■	competition from other potential acquirers, which could significantly increase the purchase prices for properties we seek to acquire;

■	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

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even if we enter into agreements for the acquisition of properties, these agreements are subject to customary closing conditions, including the satisfactory results of our due diligence investigations; and

■	failure to obtain financing for an acquisition on favorable terms or at all.

Our failure to identify and consummate suitable acquisitions, to take advantage of other investment opportunities, or to integrate successfully any acquired retail property without substantial expense, delay or other operational or financial problems, would impede our growth and negatively affect our results of operations and cash available for distribution to our stockholders.

Our future acquisitions may not yield the returns we expect.

Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following significant risks:

■	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

■	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

■	our cash flow may be insufficient to meet our required principal and interest payments;

■	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

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we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

■	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

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we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties. If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow and the trading price of our Class B common stock could be adversely affected.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for membership or partnership interests in one or more of our limited partnership or limited liability company subsidiaries, which may dilute our stockholders’ indirect economic interests in our existing properties. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our investments in development and redevelopment projects may not yield anticipated returns, which could harm our operating results and reduce the amount of funds available for distributions.

A key component of our growth strategy is capitalizing on property development and redevelopment opportunities, some of which may arise through strategic joint ventures. To the extent that we engage in these development and redevelopment activities, we will be subject to the following risks normally associated with such projects:

■	we may be unable to obtain financing for these projects on favorable terms or at all;

■	we may not complete development or redevelopment projects on schedule or within budgeted amounts;

■	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

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occupancy rates and rents at newly-developed or redeveloped retail properties may be lower than projected and may fluctuate depending upon a number of factors, including market and economic conditions, and may result in our investment not being profitable;

■	necessary capital expenditures may be higher than anticipated; and

■	start-up costs may be higher than anticipated.

In deciding whether to develop or redevelop a particular retail property, we make certain assumptions regarding the expected future performance of such property. We may underestimate the costs necessary to rehabilitate the property for its intended market position, or we may be unable to increase occupancy at the property as quickly as expected or at all. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or redevelopment projects.

We may in the future develop retail properties in geographic markets where we do not currently have a significant presence and where we do not possess the same level of familiarity with local conditions, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance at such properties.

We may rely upon the investments of our joint venture partners for the funding of certain of our development and redevelopment projects. If our reputation in the retail real estate industry changes or the number of investors considering us as an attractive strategic partner is otherwise reduced, our ability to develop or redevelop retail properties could be adversely affected, which would limit our growth prospects.

If our investments in development and redevelopment projects do not yield anticipated returns for any reason, including those set forth above, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock could be adversely affected. Moreover, substantial renovation and development activities, regardless of their ultimate success, typically require a significant amount of management’s time and attention, diverting their time and attention from our other properties.

We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

Our continued success depends, to a significant extent, on the continued services of certain key personnel, including H. Kerr Taylor, our chairman, president and chief executive officer, Chad C. Braun, our executive vice president, chief financial officer, chief operating officer, treasurer and secretary, Tenel H. Tayar, our senior vice president and chief investment officer, Charles Scoville, our senior vice president and director of leasing/property management, and Brett Treadwell, our managing vice president – finance and chief accounting officer, each of whom would be difficult to replace. Among the reasons that they are important to our continued success is that each has significant experience in the real estate industry, with an average of 16 years of experience acquiring, financing, owning, leasing, managing, developing and redeveloping retail properties. Moreover, our senior management team, as it is currently constituted, has worked together for over eight years. Our ability to continue to acquire, manage, develop and redevelop and successfully integrate and operate retail properties, therefore, depends upon the significant relationships that our senior management team has developed over many years. Although we have entered into employment agreements with certain members of our senior management team, we cannot provide any assurance that any of them will remain employed by us. Our ability to retain our senior management team, or to attract and integrate suitable replacements should any member of the senior management team leave, is dependent upon the competitive nature of the employment market. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our financial condition, results of operations, cash flow and the trading price of our Class B common stock.

Adverse economic and geopolitical conditions could have a material adverse effect on our financial condition, results of operations and cash flow and the trading price of our Class B common stock.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, or in our geographic markets. The U.S. economy is still experiencing weakness from the recent severe recession, which resulted in increased unemployment, the bankruptcy of a number of large retailers, decreased consumer spending, a decline in residential and commercial property values and reduced demand and rental rates for retail space. Our financial condition, results of operations, cash flow and the trading price of our Class B common stock may be adversely affected as a result of the following potential consequences, among others:

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our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;

■	local or regional real estate market conditions may cause an oversupply of retail property or a general reduction in demand for retail property in one or more of our geographic markets;

■	reduced values of our properties may limit our ability to dispose of assets at attractive prices; and

■	changes in the supply of, or demand for, similar or competing retail property in our geographic markets could affect our ability to attract and maintain tenants.

Any of the above factors may prevent us from realizing growth or maintaining the value of our properties. The failure of our properties to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Turmoil in capital markets could adversely impact acquisition activities and pricing of retail properties.

Continued tightness in the credit markets and volatility in the equity capital markets could adversely affect our acquisition activities. Tighter underwriting standards imposed by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market could adversely impact the ability to obtain first mortgage debt financing on favorable terms or at all. Furthermore, continued volatility in the equity capital markets could result in less supply of both public equity capital and private equity capital devoted to real estate, which could adversely impact the overall amount of capital available to invest in retail space. Such a shortage of capital could adversely impact the prices of property and the value of our portfolio, resulting in our being unable to raise sufficient capital to fund our planned acquisitions, development or redevelopment, all of which may adversely affect our business, operations and results of operations.

Adverse market and economic conditions may continue to adversely affect us and could cause us to recognize impairment charges or otherwise impact our performance.

We continually monitor events and changes in circumstances that could indicate that the carrying value of our properties and related intangible assets in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present which indicate that the carrying value of our properties and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the property or asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust our properties and related intangible assets to the fair value and recognize an impairment loss.

During the third quarter of 2010, we identified a negative trend in the market for single-tenant properties located in tertiary markets. Accordingly, we performed an impairment analysis on seven of our single-tenant properties with these characteristics. The analysis indicated that, with respect to six such properties, the estimated undiscounted future cash flows associated with these assets would not be sufficient to recover their carrying values. As a result, we recorded impairments in the aggregate amount of $3.5 million on these six single-tenant, non-core properties in order to reduce their carrying values to their respective fair values. Additionally, during the fourth quarter of 2010, we recorded a $1.3 million impairment on a note receivable related to the sale of a tract of land adjacent to our Uptown Plaza – Dallas property. The note matured unpaid on December 31, 2010. Accordingly, we reduced the note receivable to the fair value of the land, which serves as collateral under the terms of the note.

Projections of expected future cash flows require management to make assumptions to estimate future market rental income amounts subsequent to the expiration of current lease agreements, operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and, therefore, could result in the misstatement of the carrying value of our real estate and related intangible assets and our net income.

Ongoing adverse market and economic conditions and market volatility will likely continue to make it difficult to value our properties, our interests in unconsolidated joint ventures and/or our intangible assets. As a result of current adverse market and economic conditions, there may be significant uncertainty in the valuation, or in the stability of, the cash flows, discount rates and other factors related to such assets that could result in a substantial decrease in their value. We may be required to recognize asset impairment charges in the future, which could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Our current and future investments in joint ventures could be adversely affected by our lack of sole decision-making authority, our reliance upon our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

We have co-invested and anticipate that we will continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in and/or sharing responsibility for the management of a retail property, partnership, joint venture or other entity. As of March 31, 2012, we had interests in three joint ventures, each of which owned a single property. In the aggregate these properties comprise 866,894 square feet, 80,000 of which represents vacant space on a property that is under redevelopment. Joint ventures generally involve risks not present with respect to our wholly-owned properties, including the following:

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we do not have exclusive control over the development, redevelopment, leasing, management, financing and other aspects of the project, which may prevent us from taking actions that are opposed by our joint venture partners;

■	our ability to transfer our interest in a joint venture to a third party may be restricted;

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our joint venture partners might become bankrupt or fail to fund their share of required capital contributions which may delay construction, development or redevelopment of a retail property or increase our financial commitment to the joint venture;

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our three existing joint venture agreements have, and future joint venture agreements may contain, buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner’s interest or selling its interest to that partner;

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our joint venture partners may have business interests or goals with respect to the retail property that conflict with our business interests and goals which could increase the likelihood of disputes or impasses regarding the ownership, management or disposition of such property;

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our joint venture partners may be in a position to take action contrary to our instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a REIT;

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our relationships with our joint venture partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase such interests or assets at a premium to the market price to continue ownership;

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we may, in certain circumstances, be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even in circumstances where we do not control the joint venture;

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disputes may develop with our joint venture partners over decisions affecting the retail property or the joint venture which may result in litigation or arbitration that would increase our expenses and distract our officers and/or directors from focusing their time and effort on our business and possibly disrupt the daily operations of such property; and

■	we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments.

Any of the above might subject a property to liabilities in excess of those contemplated and thus have a negative impact on the returns available to investors.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenue does not increase, which could cause our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease retail space, the cost of compliance with governmental regulations, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be materially and adversely affected.

The expense of owning and operating a retail property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from such property. As a result, if revenue declines, we may not be able to reduce our expenses accordingly. Certain costs associated with real estate investments may not be reduced even if a retail property is not fully occupied or other circumstances cause our revenues to decrease. If a retail property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take possession of such property, resulting in a further reduction in our net income.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flows.

We maintain comprehensive general liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. The geographic concentration of many of our properties in the Houston, Dallas, San Antonio and Austin MSAs potentially increases the risk of damage to such properties due to hurricanes and tornadoes. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flows from the property. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. In addition, future lenders may require such insurance, and our failure to obtain such insurance could constitute a default under loan agreements. We may determine not to insure some or all of our properties at levels considered customary in our industry, which would expose us to an increased risk of loss. As a result, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock may be materially and adversely affected.

If we are unable to satisfy the regulatory requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our Class B common stock.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Although management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements or materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or ADA, all places of public accommodation are required to meet certain U.S. federal requirements related to access and use by disabled persons. Noncompliance with the ADA could result in the imposition of fines, an award of damages to private litigants and/or an order to correct any non-complying feature which could result in substantial capital expenditures. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of such properties, with respect to access thereto by disabled persons. We have not conducted a detailed audit or investigation of all of our properties to determine our compliance, and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the ADA or other similar legislation, then we would be required to incur additional costs to bring such property into compliance. If we incur substantial costs to comply with the ADA or other similar legislation, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock may be materially and adversely affected.

As the present or former owner or operator of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or former owner or operator of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products at, on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred (i.e., the liability may be joint and several). In addition, third parties may sue the current or former owner or operator of a property for damages based on personal injury, natural resources, or property damage and/or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to redevelop, sell or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so.

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. In addition, certain of our properties are currently used, have been used, and may be used in the future by others, including former owners or tenants of our properties, for commercial or industrial activities, e.g., gas stations and dry cleaners, that may release petroleum products or other hazardous or toxic substances at our properties or to surrounding properties.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs or liabilities will not have a material adverse effect on our financial condition and results of operations.

As the owner or operator of real property, we could become subject to liability for failure to comply with environmental, health, and safety laws.

Our properties and the tenants of our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes, underground and aboveground storage tanks, local fire safety requirements, and local land use and zoning regulations. For example, some of our tenants handle regulated substances or wastes as part of their operations on our properties. Noncompliance with these environmental, health and safety laws could subject us or our tenants to liability. These environmental liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with environmental laws, health, or and safety laws, including increasing liability for noncompliance or requiring significant unanticipated expenditures. The costs or liabilities incurred as a result of noncompliance with environmental, health and safety laws could have a material adverse effect on our ability to make distributions to our stockholders or on our financial condition and results of operations.

As the owner of real property, we could become subject to liability for adverse environmental conditions in the buildings on our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM.

Environmental, health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

Any adverse environmental conditions in the buildings on our properties, including mold or ACM, could result in material liabilities, including liability for personal injury and costs of remediating adverse conditions, which could have an adverse effect on our cash flows and our ability to make distributions to our stockholders.

If any of our insurance carriers become insolvent, we could be adversely affected.

We carry several different lines of insurance which are placed with several reputable insurance carriers. If any one of these insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to realize proceeds from our insurance policies with respect to any claims that we have or replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential for uncollectible claims due to carrier insolvency could adversely affect our business, results of operations and cash flows.

Risks Related to Our Financings

We will rely upon external sources of capital to fund acquisitions, development opportunities and repayment of significant maturities of principal debt, and, if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or repay maturing obligations.

In order to qualify as a REIT under the Code, we will be required, among other things, to distribute each year to our stockholders at least 90% of our taxable income, without regard to the deduction for dividends paid and excluding net capital gain. We expect to continue our practice of distributing 100% of our taxable income to avoid the payment of federal corporate income tax. Because of our distribution requirements, we will generally lack sufficient operating cash flow to finance acquisition, development or redevelopment opportunities and to repay maturing obligations.

We expect to rely upon external sources of capital, including debt and equity financing, to finance these future capital needs. However, the recent economic slowdown in the United States has reduced the availability and increased the cost of debt capital and has been partly responsible for significant volatility in and, in some cases, limited ability to access, the equity capital markets. If we are unable to obtain needed capital upon satisfactory terms or at all, we may not be able to make the investments needed to grow our business or to satisfy our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market’s perception of our current and potential future earnings and cash distributions and the market price of the shares of our Class B common stock. We may not be able to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis and acquire capital on favorable terms.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay distributions at current levels or in amounts necessary to permit us to continue to qualify as a REIT and may expose us to the risk of default under our credit agreements.

Upon the closing of this offering, we expect to have approximately $158.5 million of outstanding indebtedness. After taking into account the use of proceeds of this offering, approximately $10.4 million, $50.7 million, $68.7 million and $2.3 million of our outstanding indebtedness will mature in 2013, 2015, 2016 and 2017, respectively. We also expect to incur additional debt in connection with future acquisitions of retail properties. We have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering ($60.0 million of which we expect to be available to us upon consummation of this offering based upon the value of our unencumbered asset pool), and we intend to borrow under the revolving credit facility or borrow new funds to acquire future properties. Additionally, we do not anticipate that our internally generated cash flows will be adequate to repay our existing indebtedness at maturity, and, therefore, we expect to repay our indebtedness through refinancings and proceeds from future offerings of equity and/or debt. Our level of debt and the limitations imposed upon us by our debt agreements could have adverse consequences, including the following:

■	our cash flows may be insufficient to meet our required principal and interest payments;

■	we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions;

■	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

■	because a portion of our debt bears, and is expected to bear in the future, interest at variable rates, an increase in interest rates could materially increase our interest expense;

■	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms if we are able to do so at all;

■	after debt service, the amount available for distributions to our stockholders will be reduced;

■	covenants in our loan documents could restrict our ability to make distributions to our stockholders;

■	our leverage could place us at a competitive disadvantage compared to our competitors who have less debt;

■	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

■	we may default upon our obligations, and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;

■	we may violate financial covenants which would cause a default upon our obligations;

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we may inadvertently violate non-financial restrictive covenants in our loan documents, such as covenants that require us to maintain the existence of entities, maintain insurance policies and provide financial statements which would entitle the lenders to accelerate our debt obligations; and

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our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in our default on other indebtedness or result in the foreclosures of other properties.

The realization of any or all of these risks may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and to maintain our REIT qualification and the trading price of our Class B common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Due to transfer restrictions under certain of our mortgage loan documents, we may be required to repay or refinance a portion of our mortgage indebtedness prior to its maturity date, which could have a material adverse effect on our financial condition and results of operations.

Certain of our subsidiaries are borrowers under mortgage indebtedness, the terms of which prohibit certain direct or indirect transfers of ownership interests in the borrower subsidiary or any guarantor of the loan (a “Prohibited Transfer”), subject to certain exceptions that require notice to be provided to the lender. We have given the lenders full or partial guarantees with respect to such mortgage indebtedness. Under the terms of the mortgage loan documents, a lender could assert that a Prohibited Transfer includes the issuance of shares of common stock by us (including the issuance of the shares offered by this prospectus), the trading of our Class B common stock on the NYSE subsequent to this offering, or the transfer of shares of our Class A common stock by existing stockholders.

Subsequent to the creation or assumption of these mortgage loans, we have issued new shares of common stock, and shares of our common stock have been transferred by existing stockholders, without providing notice to the lenders under these loan agreements. We have provided notice to the lenders under these mortgage loans regarding the issuance of the shares of common stock offered hereby and the future trading of our Class B stock on the NYSE, pursuant to exceptions included in those mortgage loan documents. However, we can provide no assurance that the lenders will agree that such issuance and future transfers fit within the exceptions provided by the mortgage loan documents. To date, no lender or servicer has asserted that a Prohibited Transfer has occurred as a result of any prior issuance or transfer of shares, or as a result of the proposed issuance of shares in connection with this offering. However, we can provide no assurance that, in the future, a mortgage lender or servicer would not seek to assert that a Prohibited Transfer has occurred and to accelerate the amounts due under the mortgage loan and demand immediate repayment. In such event, we believe that we have strong defenses to any such claims and would vigorously defend against any such action. Nonetheless, if a lender or servicer were to be successful in any such action, we could be required to immediately repay or refinance the amounts outstanding, or the lender may be able to foreclose on the property securing the loan or take other adverse actions. In addition, in certain cases a Prohibited Transfer could result in the loan becoming full recourse to us, as guarantor. We can provide no assurance that we would be able to repay or refinance one or more mortgage loans on favorable terms or at all if it were to be successfully accelerated by the lender(s) thereof, which could have a material adverse effect on our financial condition and results of operations. In addition, if a violation of a Prohibited Transfer provision were to occur that would permit our mortgage lenders to accelerate the indebtedness owed to them, it would result in an event of default under the revolving credit facility we expect to enter into upon completion of this offering.

We currently have and may incur additional mortgage indebtedness and other borrowings on our properties, which may increase our business risks and our ability to make distributions to our stockholders.

We may acquire retail properties by using either existing financing or borrowing new funds. In addition, we may incur or increase our current mortgage debt to obtain funds to acquire additional retail properties. We may also borrow funds if necessary to satisfy REIT distribution requirements mandated by the Code or otherwise as may be necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

We may incur mortgage debt on a particular retail property if we believe that the property’s projected cash flows are sufficient to service the mortgage debt. As of March 31, 2012, we had approximately $204.1 million of mortgage debt secured by 23 of our properties. If there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then our amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss because defaults on such indebtedness may result in loss of property in foreclosure actions initiated by lenders. For tax purposes, a foreclosure of any of our properties would be treated as a sale of such property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in such property, we would recognize taxable income on foreclosure but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. We may give lenders full or partial guarantees for mortgage debt incurred by the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by that entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one of our properties may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Increases in interest rates will increase our interest expense and may adversely affect our cash flows, our ability to service our indebtedness and our ability to make distributions to our stockholders.

As of March 31, 2012, approximately $55.6 million of our approximately $204.1 million of indebtedness had floating interest rates, none of which was hedged. Increases in interest rates will increase our interest costs associated with this debt and any additional draws that we may make on our revolving credit facility, which would reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we are required to repay existing debt during periods of higher interest rates, we may need to sell one or more of our properties in order to repay the debt, which might not permit realization of the maximum return on such investments.

Our existing debt agreements contain, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

We are subject to certain restrictions pursuant to the restrictive covenants of our outstanding indebtedness, which may affect our distribution and operating policies and our ability to incur additional indebtedness. Documents evidencing our existing indebtedness contain, and documents entered into in the future will likely contain, certain operating covenants that limit our ability to further mortgage a current property or a new retail property or discontinue insurance coverage thereon. In addition, these agreements contain, and future agreements likely will contain, financial covenants, including certain coverage ratios and limitations on our ability to incur secured and unsecured indebtedness, make distributions, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

Failure to hedge effectively against interest rate changes may adversely affect our cash flows and results of operations.

We had approximately $55.6 million of variable rate debt as of March 31, 2012, none of which was hedged, and we may incur additional variable-rate debt in the future. Accordingly, increases in interest rates on variable-rate debt would increase our interest expense, which could reduce net earnings and cash available for payment of our debt obligations and distributions to our stockholders. Periodically, we have sought to manage our exposure to interest rate volatility by entering into interest rate hedging arrangements such as interest cap agreements and interest rate swap agreements. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If a hedging arrangement is not indexed to the same rate as the indebtedness which is hedged, we may be exposed to losses to the extent which the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Additionally, these agreements involve the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In the past, we have used derivative financial instruments to hedge interest rate risks related to our variable-rate debt. We will not use derivatives for speculative or trading purposes and intend only to enter into contracts with reputable financial institutions based upon, among other factors, their credit rating, but we may choose to change this practice in the future. Failure to hedge effectively against interest rate changes may materially adversely affect our cash flows and results of operations.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. In such event, we could be forced to sell properties at otherwise inopportune times. Furthermore, if interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Some of our financing arrangements involve balloon payment obligations, which may adversely affect our ability to make distributions.

Some of our financing arrangements require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

If we set aside insufficient working capital or are unable to secure funds for future tenant improvements, we may be required to defer necessary property improvements which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is possible that, in order to attract replacement tenants, we may be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient working capital reserves, we will have to obtain financing from other sources. Because most of our leases provide for tenant reimbursement of operating expenses, we have not established a permanent reserve for maintenance and repairs for our properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves for maintenance and repairs of our properties from gross proceeds of this offering, out of cash flows generated by our properties or out of non-liquidating net sale proceeds. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us.

Additional borrowings for working capital purposes will increase our interest expense, and therefore our financial condition and our ability to pay cash distributions to our stockholders may be adversely affected. In addition, we may be required to defer necessary improvements to our properties that may cause such properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to our properties. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Disruptions in the financial markets could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all which could adversely affect our ability to grow, our interest cost and our results of operations.

Disruptions in the credit markets generally, or relating to the real estate industry specifically, may adversely affect our ability to obtain debt financing at favorable rates or at all. In 2008 and 2009, the U.S. stock and credit markets experienced significant price volatility, dislocations and liquidity disruptions, which caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. Those circumstances materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases resulted in the unavailability of financing, even for companies that were otherwise qualified to obtain financing. Reductions in our available borrowing capacity, or our inability to replace our new revolving credit facility when required or when business conditions warrant, could have a material adverse effect on our business, financial condition and results of operations. In addition, we mortgage most of our properties to secure payment of indebtedness and, as of March 31, 2012, we had approximately $204.1 million of mortgage debt secured by 23 of our properties. If we are not successful in refinancing our mortgage debt upon maturity, then the property could be foreclosed upon or transferred to the mortgagee, or we might be forced to dispose of some of our properties upon disadvantageous terms, with a consequent loss of income and asset value. A foreclosure or disadvantageous disposal on one or more of our properties could adversely affect our ability to grow, financial condition, interest cost, results of operations, cash flow and ability to pay dividends to our stockholders.

Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates increase, our interest costs and overall costs of capital will increase, which could adversely affect our transaction and development activity, financial condition, results of operation, cash flow, our ability to pay principal and interest on our debt and our ability to pay dividends to our stockholders.

Our revolving credit facility will restrict our ability to engage in some business activities, including our ability to incur additional indebtedness, make capital expenditures and make certain investments, which could adversely affect our financial condition, results of operations and cash flow and the trading price of our Class B common stock.

We anticipate that our revolving credit facility will contain customary negative covenants and other financial and operating covenants that, among other things:

■	restrict our ability to incur additional indebtedness;

■	restrict our ability to incur additional liens;

■	restrict our ability to make certain investments (including certain capital expenditures);

■	restrict our ability to merge with another company;

■	restrict our ability to sell or dispose of assets;

■	restrict our ability to make distributions to stockholders;

■	require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements and maximum leverage ratios; and

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restrict certain changes in our executive management team unless the departing executive management team member is replaced by a party reasonably acceptable to the administrative agent within 90 days of such departure.

These limitations will restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations and cash flow and the trading price of our Class B common stock. In addition, we expect that it will constitute an event of default under the revolving credit facility if we default on any of our indebtedness that equals or exceeds $1.0 million, including any indebtedness we have guaranteed.

Risks Related to Our Organization and Structure

We are subject to conflicts of interest arising out of our relationships with our advised funds, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationships with our advised funds. Through our advisory business, we manage and have varying minority ownership interests in eight real estate funds, including five high net worth advised funds and three institutional joint ventures, which we collectively refer to as our advised funds. The advised funds acquire, manage, develop and redevelop retail properties similar to those in which we invest directly. In evaluating potential acquisitions, certain retail properties may be appropriate for acquisition by either us or one of our advised funds. Our stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved. Generally, we evaluate each retail property, considering the investment objectives, creditworthiness of the tenants, expected holding period of such property, available capital and geographic and tenant concentration issues when determining the allocation of ownership of such property among us and our advised funds.

As the sole owner of the general partner of each of the high net worth advised funds, and as the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. If these properties meet our investment criteria, we may acquire these assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint venture partners pursuant to contractual buy-sell rights or rights of first offer, as applicable. Specifically, our board of directors has adopted a policy with respect to acquisitions from our high net worth advised funds, pursuant to which the fair market value of any such property to be acquired by us is determined based on upon an independent appraisal process. See “Policies With Respect to Certain Activities – Conflicts of Interest – Advised Funds.” However, there can be no assurance that the price that we pay for any property will be equal to or less than the price we would have been able to negotiate with an independent third party. In addition, our ability to purchase properties owned by the high net worth advised funds is based on our role as general partner and not on a contractual right to acquire such properties. If we acquire a property from the advised funds that was subject to a competing third party offer, we may be liable for breaches of fiduciary duty in our capacity as general partner to the extent that it is determined that the acquisition by us was not in the best interest of the limited partners.

There are competing demands on our senior management as they have a fiduciary duty not only to us but also to our advised funds, and they must make a determination that any such sale of a property to us is in the best interests of the limited partners of the advised fund to sell such property, as well as in the best interests of us and our stockholders. These conflicts of interest could subject our management to claims for breach of fiduciary duty, which could, among other things, distract management, result in significant costs associated with defending such claims and potentially significant damages payable in connection with such transactions. Further, our senior management team divides their management time and services among us and the advised funds, do not devote all of their attention to us and could take actions that are more favorable to the funds than to us.

Depending on the circumstances, we may invest alongside our advised funds, and we may also invest in joint ventures, partnerships or limited liability companies for the purpose of owning or developing retail real estate projects. In either event, we may be a general partner and fiduciary for, and owe certain duties to, other partners in such ventures. The interests, investment objectives and expectations regarding timing of dispositions may be different for the other partners than those of our stockholders, and there are no assurances that our stockholders’ interests and investment objectives will take priority.

Our senior management team will continue to be involved in the management of our advised funds, which may interfere with their ability to devote time and attention to our business and affairs.

We will rely on our senior management team for the day-to-day operations of our business. Following the completion of this offering, however, our senior management team will continue to manage the advised funds. As such, our senior management team will have certain ongoing duties to the advised funds that could require a significant portion of their time and attention. Although we expect that our senior management team will devote a substantial majority of their business time and attention to us, we cannot accurately predict the amount of time and attention that will be required of our management team to perform such ongoing duties on behalf of the advised funds. To the extent that our senior management team is required to dedicate time and attention to the advised funds, their ability to devote a substantial majority of their business time and attention to our business and affairs may be limited and such limitation could adversely affect our operations.

Our charter contains provisions that may delay, defer or prevent a change of control transaction, even if such a change of control may be in your interest, and as a result may depress the market price of our common stock.

Our charter contains certain ownership limits and various other provisions that are intended to preserve our qualification as a REIT, and, subject to certain exceptions, our charter authorizes our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our Class B common stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. See “Description of Stock – Restrictions on Ownership and Transfer.” The restrictions on ownership and transfer of our stock may:

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discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

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result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Stock – Power to Reclassify Our Shares” and “Description of Stock – Power to Issue Additional Shares of Common Stock and Shares of Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or any affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter impose fair price and/or supermajority voting requirements on these combinations; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination between us and any person and, pursuant to a provision in our Amended and Restated Bylaws, or our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Additionally, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently employ. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring, or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our charter, our bylaws and Maryland law also contain other provisions, including the provisions of our charter on removal of directors and the advance notice provisions of our bylaws, that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Compensation awards to our senior management may not correlate to or correspond with our financial results or the trading price of our Class B common stock.

The compensation committee of our board of directors is responsible for overseeing our compensation and employee benefit plans and practices, including our incentive compensation and equity-based compensation plans. Our compensation committee has significant discretion in structuring compensation packages and may make compensation decisions based upon a number of factors. As a result, compensation awards may not correlate to or correspond with our financial results or the trading price of our Class B common stock. We may give bonuses, grant equity awards and otherwise highly compensate our senior management even if we are performing poorly, which could adversely affect our financial condition and our ability to make distributions to our stockholders.

Termination of the employment agreements with the members of our senior management team could be costly and prevent a change in control of our company.

The employment agreements with the members of our senior management team each provide that if their employment with us terminates under certain circumstances (including upon a change in control of our company), we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in our stockholders’ best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under the MGCL, directors are presumed to have acted with this standard of care. As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

■	actual receipt of an improper benefit or profit in money, property or services; or

■	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter and bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We also have entered into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist for other public companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our senior management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our senior management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

We may issue shares of preferred stock with a preference in distributions over shares of our common stock, and our ability to issue shares of preferred stock and additional shares of Class B common stock may deter or prevent a sale of our shares of Class B common stock in which you could profit.

Our charter authorizes our board of directors to issue up to 100,000,000 shares of Class A common stock, 900,000,000 shares of Class B common stock and 50,000,000 shares of preferred stock. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or shares of preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. The terms of shares of preferred stock could include a preference in distributions over shares of our common stock. If we authorize and issue shares of preferred stock with a distribution preference over shares of our common stock, payment of any distribution preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of distributions on shares of our common stock. Further, holders of shares of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount our common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of shares of preferred stock or a separate class or series of common stock may render more difficult or tend to discourage a merger, tender offer or proxy contest; assumption of control by a holder of a large block of our shares; or removal of incumbent management, even though such an event might otherwise be in the best interests of our stockholders.

Our board of directors may change our business, investment and financing strategies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. As the market evolves, we may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our properties or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy is changed, we may in the future become more highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. Furthermore, as the market evolves, our board may determine that retail properties do not offer the potential for attractive risk-adjusted returns for an investment strategy. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our strategies with regard to the foregoing could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Upon the closing of this offering, Mr. Taylor, our Chairman, President and Chief Executive Officer will own 6.4% and 3.4% of our outstanding shares of Class A common stock and Class B common stock, respectively, and will have the ability to exercise significant influence over us and any matter presented to our stockholders.

Upon the closing of this offering, Mr. Taylor, our Chairman, President and Chief Executive Officer, will own 6.4% and 3.4% of our outstanding shares of Class A common stock and Class B common stock, respectively. Consequently, Mr. Taylor may be able to influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our daily corporate and management policies. Therefore, Mr. Taylor has substantial influence over us and could exercise his influence in a manner that is not in the best interests of our other stockholders.

Risks Related to the Real Estate Industry

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions as well as the value of our properties. These events include, but are not limited to:

■	adverse changes in national, regional or local economic and demographic conditions such as the recent U.S. economic downturn;

■

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options;

■	adverse changes in the financial condition of buyers, sellers and tenants of retail properties;

■	inability to collect rent from tenants;

■	competition from other real estate investors with significant capital, including other real estate operating companies, REITs and institutional investment funds;

■	reductions in the level of demand for retail properties;

■	increases in the supply of retail space;

■	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of retail properties, to obtain financing on favorable terms or at all;

■

increases in expenses, including, but not limited to, insurance costs, labor costs, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, and restrictions on our ability to pass such expenses on to our tenants; and

■

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. Any of the above factors may prevent us from realizing growth or maintaining the value of our properties.

The illiquid nature of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. In addition, the Code imposes restrictions upon the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest.

Accordingly, we cannot predict whether we will be able to sell any of our properties for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of our properties. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

In addition, leases at three of our single-tenant properties contain provisions giving the tenant a right of first refusal to purchase the property. Furthermore, when acquiring a property in the future, we may agree to transfer restrictions that materially restrict us from selling such property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed upon or repaid with respect to such property. These transfer restrictions would impede our ability to sell a retail property at opportune times or on favorable terms. These facts and any others that could impede our ability to respond to adverse changes in the performance of our properties may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

Any investments in unimproved land may take significantly longer to yield income-producing returns, if at all, and may result in additional costs to us to comply with re-zoning restrictions or environmental regulations.

We have in the past, and may in the future, invest in unimproved land, such as the 1.4-acre parcel of land in San Antonio, Texas that was developed in 2009 for a Walgreens with whom we executed a long-term lease. Unimproved properties generally take longer to yield income-producing returns as compared to the typical time required for development. Any development of unimproved real property may also expose us to the risks and uncertainties associated with re-zoning the land for a higher use or development and environmental concerns of governmental entities and/or community groups. Any unsuccessful investments or delays in realizing an income-producing return or increased costs to develop unimproved real property could restrict our ability to earn our targeted rate of return on an investment or adversely affect our ability to pay operating expenses, which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class B common stock.

All of our properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to property taxes that may increase as property tax rates change and as such properties are assessed or reassessed by taxing authorities. As the owner of our properties, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space in our properties.

Risks Related to Qualification and Operation as a REIT

If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.

We intend to continue to be organized and to operate so as to qualify as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws, possibly with retroactive effect, with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT in any taxable year:

■	we would not be allowed to deduct our distributions to stockholders when computing our taxable income;

■	we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;

■

we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost unless we were entitled to relief under certain statutory provisions;

■	our cash available for dividends to stockholders would be reduced; and

■	we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations that we may incur as a result of our disqualification.

We may need to incur additional borrowings to meet the REIT minimum distribution requirement and to avoid excise tax.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual real estate investment trust taxable income (excluding any net capital gain and before application of the dividends paid deduction). To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our net capital gain for that year and (iii) 100% of our undistributed taxable income from prior years. Although we intend to pay dividends to our stockholders in a manner that allows us to meet the 90% distribution requirement and avoid this 4% excise tax, we cannot assure you that we will always be able to do so.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forgo investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, we may be required to liquidate otherwise attractive investments, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our ability to acquire, and, in certain cases, maintain ownership of certain attractive investments.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (currently through the end of 2012). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations – Gross Income Tests – Hedging Transactions.” As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through taxable REIT subsidiaries. This could increase the cost of our hedging activities because any taxable REIT subsidiary that we may form would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in taxable REIT subsidiaries will generally not provide any tax benefit, except for being carried forward against future taxable income in the taxable REIT subsidiaries.

To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your Class B common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder to the extent those distributions do not exceed the stockholder’s adjusted tax basis in its Class B common stock but instead will constitute a return of capital and will reduce the stockholder’s adjusted tax basis in its Class B common stock. If distributions result in a reduction of a stockholder’s adjusted basis in such holder’s Class B common stock, subsequent sales of such holder’s Class B common stock potentially will result in recognition of an increased capital gain or reduced capital loss due to the reduction in such adjusted basis.

We may in the future choose to pay dividends in the form of our stock instead of cash, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

We may, in the future, distribute taxable dividends that are payable in cash and stock at the election of each stockholder or distribute other forms of taxable stock dividends. Taxable stockholders receiving such dividends or other forms of taxable stock dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to such dividends, including with respect to all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders decide to sell their shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Even if we qualify as a REIT, we may be subject to other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on net income from certain “prohibited transactions,” tax on income from certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Also, our subsidiaries that are taxable REIT subsidiaries will be subject to regular corporate federal, state and local taxes. To the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes as well. Any of these taxes would decrease our earnings and our cash available for distributions to stockholders.

Risks Related to This Offering and Ownership of Our Capital Stock

Following exchange offers that we intend to conduct in the future, large numbers of Class A stockholders receiving shares of our Class B common stock may sell shares of our Class B common stock. Significant sales of our Class B common stock, or the perception that significant sales of such shares could occur, may cause the price of our Class B common stock to decline significantly.

Our Class A common stock is not listed on any national securities exchange and the ability of stockholders to liquidate their investments is limited. We do not intend to list shares of our Class A common stock on a national securities exchange. However, beginning approximately six months from the date of this prospectus, we intend to conduct exchange offers that will allow for the exchange of one share of Class A common stock for one share of Class B common stock that will be freely tradable upon receipt. See “Reclassification of Shares of Common Stock and Exchange of Class A Common Stock.” Following such exchange offers, if our former Class A stockholders sell, or the market perceives that such stockholders intend to sell, substantial amounts of our Class B common stock in the public market, the market price of our Class B common stock could decline significantly. As of March 31, 2012, we had approximately 11,654,004 shares of Class A common stock issued and outstanding after giving effect to the reverse stock split.

In addition, because shares of our Class A common stock are not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter), such shares are freely tradable. As a result, notwithstanding that such shares will not be listed on a national securities exchange, it is possible that a market may develop for shares of our Class A common stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the trading price of our Class B common stock.

There is currently no significant public market for our common stock, and a market for our common stock may never develop, which could result in purchasers in this offering being unable to monetize their investment.

Prior to this offering, there has been no significant public market for our common stock. The public offering price for our Class B common stock will be determined by negotiations between the underwriters and us. We cannot assure you that the public offering price will correspond to the price at which our Class B common stock will trade in the public market subsequent to this offering or that the price of our Class B common stock available in the public market will reflect our actual financial performance.

Our Class B common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “AMRE.” Listing on the NYSE will not ensure that an actual market will develop for our Class B common stock or, if developed, that any market will be sustained. Accordingly, no assurance can be given as to:

■	the likelihood that an active market for the Class B common stock will develop;

■	the liquidity of any such market;

■	the ability of our stockholders to sell their Class B common stock; or

■	the price that our stockholders may obtain for their Class B common stock.

The market price and trading volume of our Class B common stock may be volatile following this offering.

The U.S. stock markets, including the NYSE, on which our Class B common stock has been approved for listing, subject to official notice of issuance, have historically experienced significant price and volume fluctuations. Even if an active trading market develops, the market price of our Class B common stock may be highly volatile and could be subject to wide fluctuations and investors in our Class B common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the market price of our Class B common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the market price of our Class B common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our Class B common stock include:

■	actual or anticipated variations in our quarterly operating results;

■	changes in our earnings estimates or publication of research reports about us or the real estate industry, although no assurance can be given that any research reports about us will be published;

■	future sales of substantial amounts of our Class B common stock by our existing or future stockholders;

■	exchanges of our Class A common stock into shares of our Class B common stock or sales of our Class A common stock;

■	increases in market interest rates, which may lead purchasers of our stock to demand a higher yield;

■	changes in market valuations of similar companies;

■	adverse market reaction to any increased indebtedness we incur in the future;

■	additions, departures and integration of key personnel;

■	actions by institutional stockholders;

■	speculation in the press or investment community;

■	general market, economic and political conditions;

■	our operating performance and the performance of other similar companies;

■	changes in accounting principles; and

■	passage of legislation or other regulatory developments that adversely affect us or our industry.

Notwithstanding that we do not intend to list our Class A common stock on a national securities exchange, it is possible that a market may develop for shares of our Class A common stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the trading price of our Class B common stock.

If you purchase shares of Class B common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share.

The public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. We expect the initial public offering price of our Class B common stock to be substantially higher than the book value per share of our outstanding shares of Class B common stock immediately after this offering. If you purchase our Class B common stock in this offering, you will incur immediate dilution of approximately $4.30 in the book value per share of Class B common stock from the price that you pay for our shares of Class B common stock in this offering. In addition, we have made grants, and expect to continue to make grants, of our common stock to our employees under the AmREIT, Inc. 1999 Flexible Incentive Plan. Previously, such grants were made in shares of our Class A common stock; however, our board of directors has approved an amendment to this incentive plan such that all future awards will be in or related to Class B common stock. Upon completion of this offering, approximately 922,585 shares of Class B common stock will be available for issuance under our incentive plan. To the extent that any stock options are granted and ultimately exercised, there will be further dilution to investors in this offering.

There can be no assurance that we will be able to pay or maintain cash dividends or that dividends will increase over time.

Distributions will be authorized and determined by our board of directors in its sole and absolute discretion from time to time and will depend upon a number of factors, including:

■	cash available for distribution;

■	our results of operations;

■	our financial condition, especially in relation to our anticipated future capital needs of our properties;

■	the level of reserves we establish for future capital expenditures;

■	the distribution requirements for REITs under the Code;

■	the level of distributions paid by comparable listed REITs;

■	customary loan covenants on certain of our debt agreements;

■	our operating expenses; and

■	other factors that our board of directors deems relevant.

We intend to continue to declare and pay regular distributions to our stockholders. However, we bear all expenses incurred by our operations, and our funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our stockholders. Any change in our distribution policy could have a material adverse effect on the market price of our Class B common stock.

Future offerings of debt, which would be senior to shares of our common stock upon liquidation, and/or preferred equity securities that may be senior to shares of our common stock for purposes of dividends or other distributions or upon liquidation, may adversely affect the market price of our Class B common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class B common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend upon market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of Class B common stock and diluting their common stock holdings in us.

An increase in market interest rates may have an adverse effect on the market price of our Class B common stock.

One of the factors that investors may consider in deciding whether to buy or sell our Class B common stock is our distribution rate as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution rate on our Class B common stock or seek securities paying higher distributions or interest. The market price of our Class B common stock likely will be based primarily upon the earnings that we derive from rental income at our properties and our distributions to stockholders and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our Class B common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of our Class B common stock could decrease because potential investors may require a higher yield on our Class B common stock as market rates on interest-bearing securities, such as bonds, rise. Rising interest rates would also result in increased interest expense on our variable-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and make distributions to our stockholders.

Broad market fluctuations could negatively impact the market price of our Class B common stock.

The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our Class B common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our Class B common stock.

The number of shares of common stock available for future sale could adversely affect the market price of our shares of Class B common stock.

After giving effect to this offering and the reclassification of shares of our common stock, approximately 15.4 million shares (or 15.9 million shares if the underwriters exercise their over-allotment option in full) of our common stock will be issued and outstanding, of which approximately 3,712,498, or 24.1% (26.6% if the underwriters exercise their over-allotment option in full), will be shares of our Class B common stock, which Class B common stock will be listed on the NYSE. Of these shares, the 3,400,000 shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act. In addition, although our shares of Class A common stock will not be listed on a national securities exchange, we intend to conduct exchange offers in the future, commencing approximately six months from the date of this prospectus that will allow for the exchange of one share of Class A common stock into one share of Class B common stock that will be freely tradable upon receipt. See “Reclassification of Shares of Common Stock and Exchange of Class A Common Stock.”

We cannot predict whether future sales of shares of our common stock, the availability of shares of our common stock for resale in the open market, or the exchange of shares of Class A common stock for our Class B common stock will decrease the market price per share of our shares of Class B common stock. Sales of a substantial number of shares of Class B common stock in the public market, or upon exchange of shares of Class A common stock, or the perception that such sales might occur could materially adversely affect the market price of our shares of Class B common stock. See “Shares Eligible for Future Sale.” Furthermore, the anticipated exchange offers, which will allow for the exchange of shares of our Class A common stock into shares of our Class B common stock, over time may place downward pressure on the price of our Class B common stock. A large volume of sales of shares of our Class B common stock (whether they are Class B shares that are issued in the offering or Class B shares issued upon exchange of our Class A shares over time) could decrease the prevailing market price of our Class B common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Class B shares are not effected, the mere perception of the possibility of these sales could depress the market price of our Class B common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our Class B common stock price due to actual or anticipated sales of Class B common stock from this market overhang could cause some institutions or individuals to engage in short sales of our Class B common stock, which may itself cause the price of our Class B common stock to decline.

Our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class B common stock or other securities convertible or exchangeable into our shares of Class B common stock for a period of 180 days after the date of this prospectus. If any or all of these holders cause a large number of their shares of Class B common stock to be sold in the public market, the sales could reduce the trading price of our shares of Class B common stock and could impede our ability to raise future capital.

The exercise of the underwriters’ over-allotment option, the exchange of shares of Class A common stock for shares of Class B common stock, the exercise of any options granted to certain directors, executive officers and other employees under our long-term equity incentive plan, the issuance of our shares of Class B common stock in connection with retail property acquisitions and other issuances of our shares of Class B common stock could have an adverse effect on the market price of shares of Class B common stock, options and shares of Class B common stock reserved for issuance as restricted shares of Class B common stock or upon exchange of shares of Class A common stock may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of our shares of Class B common stock may be dilutive to existing stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our Class B common stock or the retail real estate sector, the price of our Class B common stock could decline.

The trading market for our Class B common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our business. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our Class B common stock or our industry, or the stock of any of our competitors, the price of our Class B common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our Class B common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. This prospectus also contains forward-looking statements by third parties relating to market and industry data and forecasts; forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations and FFO, our strategic plans and objectives, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

■

risks and uncertainties related to the recent economic recession, the national and local economies, and the real estate industry in general and in our specific markets (including the state of Texas, generally, and our core markets of Houston, Dallas, San Antonio and Austin, specifically);

■	volatility in the capital markets;

■	our use of the net proceeds from this offering;

■	rising interest and insurance rates;

■	competition from third-party owners and operators of retail real estate and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

■	availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

■	legislative or regulatory changes, including changes to real estate, zoning and construction laws;

■	our possible failure to maintain our status as a REIT and the risk of changes in laws governing REITs;

■	our dependence upon key personnel whose continued service is not guaranteed;

■	our ability to identify, hire and retain highly qualified executives in the future;

■	availability of appropriate acquisition, development and redevelopment opportunities;

■	failure to integrate acquisitions successfully;

■	the financial condition and liquidity of, or disputes with, our joint venture and development partners;

■	impact of ad valorem, property and income taxes;

■	changes in GAAP;

■	construction delays, increasing construction costs or construction costs that exceed estimates;

■	potential liability for uninsured losses and environmental liabilities;

■	lease-up risks; and

■	the potential need to fund improvements or other capital expenditures out of operating cash flow.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” beginning on page 20 in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the underwriting discount and commissions and estimated expenses payable by us, will be approximately $46.2 million, or approximately $53.3 million if the underwriters’ over-allotment option is exercised in full, assuming a public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering as follows:

■	approximately $45.2 million to repay secured debt obligations and to fund associated prepayment penalties as described in the table below; and

DEBT TO BE REPAID	PRINCIPAL BALANCE AS OF MARCH 31, 2012	INTEREST RATE AS OF MARCH 31, 2012	MATURITY DATE
Existing credit facility	$18,695,000	4.75%	June 1, 2013
MacArthur Park	16,563,000	5.11%	December 1, 2013
The Woodlands – Lake Woodlands Plaza	6,467,000	3.25%	September 10, 2029
The Woodlands – The Container Store	3,500,000	3.25%	March 1, 2037

Total	$45,225,000

■	the remainder for general corporate and working capital purposes, including future acquisition, development and redevelopment activities.

Pending application of the net proceeds of this offering, as set forth above, we intend to invest the net proceeds of this offering in interest-bearing accounts, money-market accounts and highly liquid short-term securities in a manner that is consistent with our intention to qualify as a REIT for federal income tax purposes. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

RECLASSIFICATION OF SHARES OF COMMON STOCK AND EXCHANGE OF CLASS A COMMON STOCK

Our board of directors has approved Articles of Amendment to our charter renaming all currently outstanding shares of our common stock as “Class A common stock” and effecting a one-for-two reverse stock split of our Class A common stock. In addition, our board of directors has approved Articles Supplementary to our charter designating a new class of common stock entitled “Class B common stock.” We are offering 3,400,000 shares of our Class B common stock in this offering, excluding up to 510,000 shares of Class B common stock that may be issued by us upon the exercise of the underwriters’ over-allotment option. Each share of Class B common stock has the following rights:

■	the right to vote together with Class A common stockholders on all matters on which holders of our Class A and Class B common stock are entitled to vote;

■	one vote with respect to all matters voted upon by our Class A and Class B common stockholders;

■	the right to receive distributions equal to any distributions declared on our shares of Class A common stock; and

■	liquidation rights equal to the liquidation rights of each share of Class A common stock.

Our Class B common stock has been approved for listing, subject to official notice of issuance, on the NYSE, under the symbol “AMRE.” We do not expect to list our shares of Class A common stock on a national securities exchange. The terms of our shares of Class A common stock and Class B common stock are described more fully under “Description of Stock” in this prospectus.

Commencing no sooner than six months following the completion of this offering, we intend to conduct a series of exchange offers to exchange shares of our Class A common stock for shares of Class B common stock. In exchange for one share of Class A common stock, we will issue one share of Class B common stock. We intend to commence the exchange offers for all outstanding shares of Class A common stock in the increments set forth below on the following schedule:

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately six months following the date of this prospectus; and

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately 12 months following the date of this prospectus.

While we intend to conduct the exchange offers as described above, the conduct of and any terms related to any exchange offer must be approved by our board of directors in their sole discretion, and any commencement of an exchange offer may be delayed or not occur. In any event, we will not commence any exchange offer prior to six months following the date of this prospectus. At any time after six months from the date of this prospectus, our board of directors may, in its sole discretion, accelerate the timing of the second scheduled exchange offer and any additional exchange offers for the remaining outstanding shares of Class A common stock. Following the completion of the series of exchange offers, we intend to submit to our stockholders for approval at an annual or special meeting of stockholders an amendment to our charter to change the shares of Class A common stock remaining outstanding after the completion of the exchange offers into shares of Class B common stock and rename our Class B common stock as “common stock.”

Our board of directors believes that the reverse stock split of our Class A common stock, by reducing the number of shares of our Class A common stock that are outstanding, may have the effect of increasing the price per share of our Class B common stock relative to the trading price that would result in the absence of a reverse stock split. In particular, our board of directors believes that an increased price per share may increase interest in the trading of our Class B common stock and improve its marketability and liquidity. For example, our board of directors believes that some institutional investors and investment funds may be reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms may be reluctant to recommend lower-priced stocks to their clients. The reverse stock split of the Class A common stock could increase the likelihood that the trading price of our Class B common stock following its listing on the NYSE will remain at a level that would be viewed more favorably by potential investors. In addition, as NYSE listing fees are based upon number of shares outstanding, the reverse stock split has the effect of decreasing our overall listing expenses. Further, brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. As a result, certain investors also may be dissuaded from purchasing lower-priced stocks. A higher stock price after the reclassification may reduce this concern. However, we cannot assure you that the trading price of our Class B common stock following the reverse stock split will be higher than the trading price would have been if we effected the reclassification of the shares of Class A common stock without also reducing the number of shares of our Class A common stock issued and outstanding pursuant to such reverse stock split. The trading price of our Class B common stock may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance. Therefore, it is possible that the per share price of our common stock following the reclassification may not result in a stock price that will attract (or satisfy the investment guidelines of) institutional investors, investment funds and certain other investors.

DISTRIBUTION POLICY

We or our predecessors have paid regular distributions to our stockholders since 1997 and intend to continue to declare and pay regular distributions to holders of our common stock. We pay distributions on a quarterly basis, currently at a rate of $0.20 per share, on a post-reverse split basis. Our board of directors currently intends to maintain our current dividend rate following the offering. We intend to continue to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes.

We intend to continue to qualify for taxation as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT distribute with respect to each taxable year at least 90% of its annual adjusted REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain.

To satisfy the requirements for qualification as a REIT and avoid payment of U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our net income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (iv) the timing of significant re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (v) our ability to continue to access additional sources of capital, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements, including, without limitation, our proposed revolving credit facility.

We currently pay dividends at an annual rate of $0.80 per share, on a post-reverse split basis. The table below sets forth, as of March 31, 2012, the aggregate quarterly dividend distributions paid to our stockholders for the three months ended March 31, 2012 and the years ended 2011, 2010 and 2009. The amounts represented in the table below are the aggregate of the dividend distributions made for all stockholders.

	2012	2011	2010	2009
Fourth Quarter		$2,319	$2,310	$3,164	(1)
Third Quarter		$2,319	2,312	3,167
Second Quarter		$2,319	2,894	3,166
First Quarter	$2,334	$2,319	2,867	3,164

(1)

During the fourth quarter of 2009, the previous AmREIT class C and class D shares converted into a single class of stock. The conversion premium of approximately $10.2 million is not represented in the above table.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain those distributions. Our actual results of operations will be affected by a number of factors, including the revenues that we receive from our retail properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially and adversely affect our actual results of operations, please see “Risk Factors.” If our operations do not generate sufficient cash flows to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering, we may fund our quarterly distributions out of the net proceeds of this offering which could adversely impact our results of operations. Our distribution policy enables us to review the alternative funding sources available to us from time to time.

CAPITALIZATION

The following table sets forth our capitalization (i) on a historical basis as of March 31, 2012 and (ii) on a pro forma basis as adjusted to give effect to this offering and application of the net proceeds as set forth under “Use of Proceeds.” All share data set forth below has been adjusted to give effect to the one-for-two reverse stock split of shares of our Class A common stock to be effected prior to the completion of this offering.

You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial information and related notes thereto included elsewhere in this prospectus.

	AS OF MARCH 31, 2012
	HISTORICAL	PRO FORMA
	(Unaudited)
	(Dollars in thousands)
Notes payable (1)	$204,105	$158,880

Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued and outstanding, historical and pro forma	—	—
Class A common stock, $0.01 par value per share, 100,000,000 shares authorized, 11,654,004 shares issued and outstanding, historical and pro forma	117	117
Class B common stock, $0.01 par value per share, 900,000,000 shares authorized, no shares and 3,712,498 shares issued and outstanding, historical and pro forma, respectively (2)	—	37
Capital in excess of par value	192,112	237,946
Accumulated distributions in excess of earnings	(74,274)	(73,725)

Total stockholders’ equity	117,955	164,375

Total capitalization	$322,060	$323,255

(1)	We have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering.
(2)

Pro forma Class B common stock outstanding includes (a) 3,400,000 shares of Class B common stock to be issued in this offering and (b) 312,498 restricted shares of Class B common stock to be granted to our officers and non-employee directors concurrently with the completion of this offering, which will vest over a ten-year period from the date of the awards, and excludes (i) up to 510,000 additional shares of Class B common stock issuable upon exercise of the underwriters’ over-allotment option in full and (ii) 922,585 shares of Class B common stock available for future issuance under the AmREIT, Inc. 1999 Flexible Incentive Plan. Our board of directors has approved an amendment to this incentive plan such that all future awards will be in or related to Class B common stock.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following table sets forth (i) our unaudited selected pro forma financial data and (ii) our selected historical condensed consolidated balance sheet data as of March 31, 2012 and 2011 and December 31, 2011, 2010, 2009, 2008 and 2007 and our consolidated operating and other data for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The unaudited historical condensed consolidated balance sheet information as of March 31, 2012, and the consolidated operating and other data for the three months ended March 31, 2012 and 2011, have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical condensed consolidated balance sheet information as of December 31, 2011, and 2010 and the consolidated operating and other data information for each of the years ended December 31, 2011, 2010 and 2009, have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The historical condensed consolidated balance sheet information as of December 31, 2009, 2008 and 2007 and the consolidated operating and other data for each of the years ended December 31, 2008 and 2007 have been derived from our audited consolidated financial statements not included in this prospectus.

Our unaudited selected pro forma condensed consolidated financial statements as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 have been adjusted to give effect to this offering and our intended use of proceeds of this offering and certain other transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus. Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance. In addition, our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations. You should read the following selected financial, operating and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing elsewhere in this prospectus. All per share data set forth below has been adjusted to give effect to the one-for-two reverse stock split of our Class A common stock to be effected prior to the completion of this offering.

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Operating Data
Revenues:
Rental income from operating leases	$8,929	$8,929	$7,450	$34,589	$32,995	$29,155	$29,367	$31,413	$29,728
Advisory services income - related party	1,131	1,131	1,001	3,777	3,789	4,204	4,584	6,227	6,738
Lease termination and other income	—	—	—	131	131	15	1,065	141	22

Total revenues	10,060	10,060	8,451	38,497	36,915	33,374	35,016	37,781	36,488

Expenses:
General and administrative	1,601	1,484	1,284	6,571	6,049	5,944	6,320	7,096	6,037
Property expense	2,213	2,213	1,727	8,109	7,770	8,314	8,206	8,903	7,398
Legal and professional	221	221	256	947	945	1,165	1,667	1,559	1,579
Real estate commissions	86	86	29	342	342	191	157	162	459
Acquisition costs	—	—	40	229	229	12	—	—	—
Depreciation and amortization	2,227	2,227	1,640	8,926	8,257	6,634	7,350	8,969	7,929
Impairment - properties	—	—	—	—	—	2,268	441	484	—
Impairment (recovery) - notes receivable	—	—	—	(1,071)	(1,071)	1,800	—	—	—

Total expenses	6,348	6,231	4,976	24,053	22,521	26,328	24,141	27,173	23,402

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Operating income	3,712	3,829	3,475	14,444	14,394	7,046	10,875	10,608	13,086
Other income (expense):
Interest and other income	102	102	128	493	493	459	446	11	447
Interest and other income – related party	72	72	30	319	319	274	201	1,018	653
Gain on debt extinguishment	—	—	—	—	—	5,374	—	—	—
Loss from advised funds and other affiliates	(36)	(36)	(104)	(384)	(384)	(1,186)	(604)	(894)	153
Income tax benefit (expense) for taxable REIT subsidiary	(76)	(76)	(51)	(262)	(262)	(1,515)	851	492	227
Interest expense	(2,139)	(2,634)	(2,203)	(8,825)	(9,971)	(9,541)	(9,146)	(9,196)	(8,596)
Debt prepayment penalties	—	—	—	—	—	(988)	—	—	—
Stock issuance costs	—	—	—	—	(914)	—	—	—	—

Income (loss) from continuing operations	1,635	1,257	1,275	5,785	3,675	(77)	2,623	2,039	5,970
Income (loss) from discontinued operations	—	—	61	—	565	6,382	2,632	(1,896)	(579)

Net income	1,635	1,257	1,336	5,785	4,240	6,305	5,255	143	5,391
Net income attributable to non-controlling interest	—	—	—	—	—	(173)	(121)	(331)	(140)

Net income (loss) attributable to AmREIT stockholders	1,635	1,257	1,336	5,785	4,240	6,132	5,134	(188)	5,251
Distributions paid to Class C and D stockholders (1)	—	—	—	—	—	—	(18,528)	(10,013)	(11,709)

Net income (loss) available to stockholders	$1,635	$1,257	$1,336	$5,785	$4,240	$6,132	$(13,394)	$(10,201)	$(6,458)

Net income per share of common stock – basic and diluted
Income (loss) before discontinued operations		$0.11	$0.11		$0.31	$(0.04)	$(4.74)	$(2.85)	$(1.76)
Income (loss) from discontinued operations		$—	$—		$0.05	$0.56	$0.77	$(0.75)	$(0.27)

Net income (loss) per share		$0.11	$0.11		$0.36	$0.52	$(3.97)	$(3.60)	$(2.03)
Pro forma earnings per share – basic and diluted (2)	$0.10			$0.36
Balance sheet data (at end of period)
Real estate investments before accumulated depreciation and amortization	$325,793	$325,793			$325,033	$279,314	$283,809	$280,701	$281,713
Total assets	330,473	329,878			330,610	293,848	320,332	325,605	344,187
Notes payable	158,880	204,105			201,658	161,848	182,976	184,352	168,560
Notes payable – held for sale	—	—			—	—	—	—	12,811
Total stockholders’ equity	164,375	117,955			118,924	123,067	126,913	128,624	149,433
Other data
Funds from operations (3)	$4,005	$3,627	$3,110	$15,828	$13,062	$13,821	$(5,546)	$(1,215)	$1,896
Net operating income (4)	$6,530	$6,530	$5,635	$26,239	$24,984	$21,100	$20,964	$21,641	$21,768
Number of properties at end of period	29	29	29	29	29	28	49	49	54
Percent leased at end of period	96%	96%	93%	96%	96%	92%	91%	98%	98%
Distributions per share	$0.20	$0.20	$0.20	$0.80	$0.80	$0.90	$1.00	$1.00	$1.00

(1)

Reflects distributions to classes of common shares outstanding prior to the November 2009 merger with REITPlus, Inc. whereby we combined three classes of common shares into a single class of common stock as discussed in Note 14 – “Accounting for Merger with REITPlus – November 2009” to our audited consolidated financial statements for the fiscal year ended December 31, 2011 included in this prospectus.

(2)

In arriving at pro forma earnings per share – basic and diluted, we have reduced pro forma net income (loss) available to stockholders by pro forma dividends attributable to unvested restricted shares of $109 and $416 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

(3)

We have adopted the NAREIT definition of FFO. FFO is calculated as net income (computed in accordance with GAAP) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and impairment charges on real estate assets held for investment and excluding results defined as “extraordinary items” under GAAP. FFO is a supplemental non-GAAP financial measure. We consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, we believe FFO is a helpful tool that can assist in the comparison of the operating performance of a company’s real estate between periods. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with GAAP and is not necessarily indicative of cash available to meet cash needs. In addition, our computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITs. FFO is not defined by GAAP and should not be considered an alternative to net income as an indication of our performance, or of cash flows as a measure of liquidity. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations” for more information regarding FFO. The following table sets forth a reconciliation of FFO to net income, the nearest GAAP measure, for the periods presented (in thousands):

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011 (a)	2011	2011 (b)	2010 (c)	2009 (d)	2008 (e)	2007
	(Dollars in thousands, except per share data)
Net income (f)	$1,635	$1,257	$1,336	$5,785	$4,240	$6,305	$5,255	$143	$5,391
Add:
Income from discontinued operations (f)	—	—	—	565	—	—	—	—	—
Depreciation of real estate assets – from operations	2,213	2,213	1,615	8,850	8,181	6,537	7,219	8,808	7,769
Depreciation of real estate assets – from discontinued operations	—	—	7	—	13	51	77	111	109
Depreciation of real estate assets for nonconsolidated affiliates	157	157	152	628	628	1,453	552	849	476
Impairments of real estate held for investment	—	—	—	—	—	864	—	142	—
Less:
Net income attributable to noncontrolling interest	—	—	—	—	—	(173)	(121)	(331)	(140)
Gain on sale of real estate assets acquired for investment	—	—	—	—	—	(1,216)	—	(924)	—
Class B, C & D distributions	—	—	—	—	—	—	(8,357)	(10,013)	(11,709)
Premium on merger conversion of AmREIT class C and D shares	—	—	—	—	—	—	(10,171)	—	—

Funds from operations(g)	$4,005	$3,627	$3,110	$15,828	$13,062	$13,821	$(5,546)	$(1,215)	$1,896

(a)	Included in net income for the three months ended March 31, 2011, are acquisition costs of $40 incurred in connection with the acquisition of operating properties.
(b)

Included in net income for the year ended December 31, 2011, are acquisition costs of $229 incurred in connection with the acquisition of operating properties and impairment recovery of $1.1 million related to payments received on a note receivable impaired in 2010.

(c)

Included in net income is a $5,374 gain on debt extinguishment. Offsetting this gain is $2,268 in impairments taken on four of our non-core, single-tenant properties, a $1,300 impairment on a note receivable related to the sale of a tract of land adjacent to our Uptown Plaza – Dallas property, a $500 impairment on a note receivable from one of our advised funds and debt prepayment penalties of $988 related to the early extinguishment of three property mortgages during the year. Included in income (loss) from discontinued operations is a $5,384 gain (net of tax) on the sale of real estate acquired for resale and $1,219 in impairments taken on two of our non-core, single-tenant properties that were sold in July 2011. Included in depreciation of real estate assets for nonconsolidated affiliates is $852 in adjustments for non-consolidated entities related to accelerated depreciation resulting from the redevelopment of our Woodlake Square property. We shortened the useful lives of certain buildings consistent with the redevelopment plan once that redevelopment became probable.

(d)

Included in net income is a $441 impairment related to the acquisition of REITPlus’s net assets. See Note 2 to the accompanying consolidated financial statements for further discussion. Additionally, included in income (loss) from discontinued operations is a $1,897 gain on real estate held for resale, net of taxes, which was realized in 2009.

(e)

Included in net income is an impairment charge of $1,495 related to four properties that represented non-core real estate assets, one of which was sold in July 2008. Included in income (loss) from discontinued properties is a restructuring charge of $2,456 related to the wind-down of our fund raising business and general contracting operations, including severance costs related to the employees terminated as part of the restructuring.

(f)

Pro forma net income excludes income from discontinued operations of $565 for the year ended December 31, 2011, in accordance with Article 11 of Regulation S-X. For the historical periods presented, net income includes income (loss) from discontinued operations in accordance with GAAP. Income from discontinued operations has been added back to pro forma net income in order to arrive at pro forma FFO in accordance with the NAREIT definition.

(g)

In October 2011, NAREIT clarified its definition of FFO to exclude impairment charges on real estate held for investment when the SEC stated that it would no longer prohibit their exclusion. Our FFO for 2010 and 2008 has been recast to exclude $864 and $142, respectively, of impairment charges on three of our non-core, single tenant properties that were held for investment to conform to NAREIT’s October 2011 clarification of its definition to exclude such impairments. FFO for the years ended 2009, 2008 and 2007 have been reduced by dividends attributable to the class C & D shares outstanding prior to the November 2009 merger with REITPlus, Inc. Such dividends were deducted in arriving at net income (loss) available to AmREIT stockholders. In connection with the merger, we combined all classes of common shares into a single class of common stock as discussed in Note 14 – “Accounting for the Merger with REITPlus – November 2009” to our audited consolidated financial statements for the fiscal year ended December 31, 2011, included elsewhere in this prospectus.

(4)

We believe that NOI is a useful measure of our operating performance. We define NOI as operating revenues (rental income, tenant recovery income, percentage rent, excluding straight-line rental income and amortization of acquired above- and below-market rents) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line rent bad debt expense). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as a supplemental measure of our financial performance. The following table sets forth a reconciliation of NOI to net income as computed in accordance with GAAP, for the periods presented (in thousands):

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Net income	$1,635	$1,257	$1,336	$5,785	$4,240	$6,305	$5,255	$143	$5,391
Adjustments to Add/(Deduct):
Amortization of straight-line rents and above/below-market rents	(111)	(111)	(82)	(36)	(36)	(222)	(197)	(869)	(562)
Advisory services income – related party	(1,131)	(1,131)	(1,001)	(3,777)	(3,789)	(4,204)	(4,584)	(6,227)	(6,738)
Lease termination and other income	—	—	—	(131)	(131)	(15)	(1,065)	(141)	(22)
Interest and other income	(102)	(102)	(128)	(493)	(493)	(459)	(446)	(11)	(447)
Interest and other income – related party	(72)	(72)	(30)	(319)	(319)	(274)	(201)	(1,018)	(653)
Gain on debt extinguishment	—	—	—	—	—	(5,374)	—	—	—
Straight-line rent bad debt expense	(75)	(75)	(6)	(205)	(205)	481	—	—	—
General and administrative	1,601	1,484	1,284	6,571	6,049	5,944	6,320	7,096	6,037
Legal and professional	221	221	256	947	945	1,165	1,667	1,559	1,579
Real estate commissions	86	86	29	342	342	191	157	162	459
Acquisition costs	—	—	40	229	229	12	—	—	—
Depreciation and amortization	2,227	2,227	1,640	8,926	8,257	6,634	7,350	8,969	7,929
Impairment – properties	—	—	—	—	—	2,268	441	484	—
Impairment (recovery) – notes receivable	—	—	—	(1,071)	(1,071)	1,800	—	—	—
Loss from advised funds and other affiliates	36	36	104	384	384	1,186	604	894	(153)
Income tax benefit (expense) for taxable REIT subsidiary	76	76	51	262	262	1,515	(851)	(492)	(227)
Interest expense	2,139	2,634	2,203	8,825	9,971	9,541	9,146	9,196	8,596
Debt prepayment penalties	—	—	—	—	—	988	—	—	—
Stock issuance costs	—	—	—	—	914	—	—	—	—
Income (loss) from discontinued operations	—	—	(61)	—	(565)	(6,382)	(2,632)	1,896	579

Net operating income	$6,530	$6,530	$5,635	$26,239	$24,984	$21,100	$20,964	$21,641	$21,768

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the more detailed information set forth under the caption “Selected Financial Data,” in our audited consolidated financial statements and the related notes thereto and in our unaudited consolidated financial statements and the related notes thereto, each appearing elsewhere in this prospectus. All share and per share data set forth below has been adjusted to give effect to the one-for-two reverse stock split of shares of our Class A common stock to be effected prior to this offering.
Overview

Our Company

We are a full-service, vertically integrated and self-administered REIT that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with significant barriers to entry, primarily in Texas. We are headquartered in Houston, Texas and have regional offices in Dallas, Texas and Atlanta, Georgia. We are a Maryland corporation formed in April 2007, and our predecessor was organized as a Maryland REIT in 1993. Our investment strategy is focused on high-quality shopping centers that are located in affluent, high-growth markets.

Our Portfolio

As of March 31, 2012, our portfolio consisted of 29 high-quality wholly-owned properties totaling approximately 1.2 million square feet of GLA, which were approximately 96% leased with a weighted average remaining lease term of 5.2 years. Leased to national, regional and local tenants, our shopping centers are primarily located throughout Texas and Atlanta and exhibit the characteristics we believe are consistent with our investment criteria. As owners and operators of real estate, we focus on maintaining the value, aesthetics, tenant mix and safety of each of our properties. In addition, selecting properties with high-quality tenants and mitigating risk by diversifying our tenant base is at the forefront of our acquisition and leasing strategy. We continually monitor the sales trends and creditworthiness of our tenants.

We believe that our strategy of purchasing high-quality retail properties in high-traffic, well-populated areas will produce stable occupancy and opportunities for growth in future years. Our philosophy continues to be matching long-term leases with long-term debt structures while targeting a ratio of debt-to-total enterprise value of no more than 45% going forward.

Acquisition and Disposition Activity

During the third quarter of 2010, we sold 21 non-core, single-tenant assets to third parties, which generated net proceeds of $19.5 million and resulted in total gains of $6.6 million, net of tax. In conjunction with the sales, we extinguished outstanding debt in the amount of $17.4 million that was secured by the properties.

In December of 2010, we acquired 500 Lamar, a multi-tenant retail center for $4.6 million located in Austin, Texas. The property consists of 12,795 square feet of GLA located on the Northwest corner of the intersection of 5th Street and Lamar. The center consists of local boutique tenants with spaces ranging from 1,000 to 2,500 square feet and was 100% occupied as of March 31, 2012.

On February 25, 2011, we completed the acquisition of The Market at Lake Houston, a grocery-anchored shopping center with 101,791 square feet of GLA situated on 13.86 acres in Atascocita, Texas, a northern suburb of Houston, Texas. The property was completed in 2002 and was 98% leased as of March 31, 2012. The anchor tenant is H-E-B, a regional supermarket, and other major tenants include Five Guys Burgers,

Payless ShoeSource and Subway. We acquired the property for $20.1 million, of which $4.4 million was paid in cash. The balance was paid through our assumption of $15.7 million of mortgage debt, which matures on January 1, 2016 and is payable interest-only at a fixed rate of 5.75% per year. We acquired the property from two of our advised funds pursuant to an independent appraisal process. For more information, see “Business and Properties – Acquisition Process from Advised Funds” and “Certain Relationships and Related Transactions.”

On May 10, 2011, we completed the acquisition of Brookwood Village, a 28,774 square foot pharmacy-anchored, neighborhood shopping center located in the Buckhead District of Atlanta, Georgia. The property was renovated in 2000 and was 96% leased as of March 31, 2012. The anchor tenant is CVS/pharmacy and other tenants include Sprint, FedEx Kinko’s and Subway. We acquired the property for $10.6 million in cash using proceeds from our existing line of credit.

On July 6, 2011, we sold two non-core, single-tenant assets to a third party, which generated total proceeds of $2.4 million and resulted in a gain of approximately $417,000. The operating results of these properties are included in income from discontinued operations on our consolidated statements of operations for the periods presented.

On July 29, 2011, we completed the acquisition of Alpharetta Commons, a 94,544 square foot multi-tenant retail complex located in Alpharetta, Georgia, a northern suburb of Atlanta, Georgia. The property was built in 1997 and was 100% leased at the time of purchase. The anchor tenant is Publix, a regional supermarket. This acquisition allowed us to further expand and diversify our presence in Atlanta. We acquired the property for $18.8 million using cash on hand, $5.4 million from borrowings on our existing line of credit and a mortgage loan of $12.5 million.

Our Advisory Services

In addition to our portfolio, we have an advisory services business, which is comprised of a fully integrated real estate team that provides a full suite of services to the properties within our wholly-owned portfolio as well as to the properties within our advised funds. Additionally, this team provides overall asset management services to the advised funds in which we have varying minority ownership interests.

Advised Funds – We have varying minority ownership interests in and manage on behalf of institutional and individual third-party investors, eight real estate funds, including five high net worth advised funds and three institutional joint ventures, which we collectively refer to as our advised funds. We have formed, invested in and managed 20 advised funds over the past 28 years that have led the acquisition, development and redevelopment of 29 million square feet of retail properties throughout the United States.

As of March 31, 2012, we managed three joint ventures for our institutional partners, J.P. Morgan Investment Management and AEW Capital, and five retail real estate funds for high net worth investors. As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties totaling approximately 2.2 million square feet of GLA with undepreciated book value of over $451 million. As discussed above, we utilize our real estate operating and development personnel to provide a fully integrated range of asset advisory services including leasing, financing, acquiring and disposing of properties. Through our advised funds, we are able to (i) better match our capital with our property pipeline, and (ii) generate fee income from the real estate activities and asset management fees that benefit our stockholders. In our retail advised funds the limited partners generally receive 99% of the available cash flow until they have received 100% of their original invested capital and a preferred return. Once this has been achieved, we, as the general partner, begin sharing in the available cash flow. We invest in the advised funds that we manage as both the general partner and as a limited partner.

Real Estate Operating and Development Service – Our real estate operating and development business focuses on acquiring, managing, leasing and providing development and redevelopment services for our wholly-owned properties as well as the properties within our advised funds. By employing our own real estate team, we are able to maintain secure relationships with our tenants and provide all services to our properties in-house, thus generating brokerage, leasing, construction management, development and property management fee income. Our real estate operating and development business is held under our taxable REIT subsidiary, AmREIT Investment Corporation, or ARIC.

Factors That May Influence Future Results of Operations

Rental Income

The amount of net rental income generated by the properties in our portfolio depends principally on our ability to renew expiring leases or re-lease space upon the scheduled or unscheduled termination of leases, lease currently available space (approximately 4% of our total rentable square feet as of March 31, 2012) and maintain or increase rental rates at our properties. Local, regional or national economic conditions; an oversupply of or a reduction in demand for retail space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental income in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants’ businesses that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase occupancy. In addition, growth in rental income will also partially depend on our ability to acquire additional properties that meet our acquisition criteria.

Rental Rates

We believe that our annualized base rents are below current market rental rates for comparable properties within our submarkets. Over the longer-term we believe this factor will provide us the opportunity for significant positive re-leasing spreads and increased cash flow. Due to the high tenant demand for our properties, over the past five years we have been able to increase rental rates an average of 5.7% upon renewing existing leases, and increase rental rates an average of 5.4% upon signing new leases. During the three months ended March 31, 2012, we experienced a 2% increase in our annualized base rent per leased square foot on renewals and a 4% increase on new leases.

Scheduled Lease Expirations

Our ability to re-lease expiring space at rental rates equal to or in excess of current rental rates will impact our results of operations. As of March 31, 2012, leases representing approximately 8% and 12% of our annualized base rent are scheduled to expire by the end of 2012 and 2013, respectively, assuming the exercise of all early termination rights. If our current tenants do not renew their leases, we may be unable to re-lease such space to new tenants. As of March 31, 2012, approximately 4% of our GLA was vacant.

Conditions in Core Markets

The properties in our portfolio are predominantly located in the affluent, high-growth submarkets of Houston, Dallas, San Antonio and Austin, Texas and Atlanta, Georgia. Positive or negative changes in conditions in these markets, such as changes in economic or other conditions, employment rates, natural disasters and other factors, will impact our overall performance.

Operating Expenses

Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants’ base years are generally paid in full by tenants in our triple-net lease properties. In addition, properties in our portfolio are subject to periodic reassessment. The amount of property taxes we pay in the future therefore may increase from what we have paid in the past.

Interest Rates

We expect future changes in interest rates will impact our overall performance. While we may seek to manage our exposure to future changes in rates through interest rate swap agreements or interest rate caps, portions of our overall outstanding debt, including borrowings under our revolving credit facility, will likely remain at floating rates.

Taxable REIT Subsidiary

We conduct certain of our operations through taxable REIT subsidiaries, such as ARIC, to avoid jeopardizing our status as a REIT for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. See “Material U.S. Federal Income Tax Considerations – Requirements for Qualification as a REIT – Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future and may contribute some or all of our interests in certain wholly-owned subsidiaries or their assets to our taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95% gross income test but not the 75% gross income test. See “Material U.S. Federal Income Tax Considerations – Gross Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a regular corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Summary of Critical Accounting Policies

Our results of operations and financial condition, as reflected in the accompanying consolidated financial statements as of and for the three months ended March 31, 2012 and 2011 and as of and for the years ended December 31, 2011, 2010 and 2009 and related footnotes, are subject to management’s evaluation and interpretation of business conditions, retailer performance, changing capital market conditions and other factors, which could affect the ongoing viability of our tenants. Management believes the most critical accounting policies in this regard are revenue recognition, the regular evaluation of whether the value of a real estate asset has been impaired, the allowance for uncollectible accounts, derivative valuation and accounting for real estate acquisitions. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable based upon the circumstances.

Revenue Recognition

Rental income from operating leases – We lease space to tenants under agreements with varying terms. Our leases are accounted for as operating leases, and, although certain leases of the properties provide for tenant occupancy during periods for which no rent is due and/or for increases or decreases in the minimum lease payments over the terms of the leases, revenue is recognized on a straight-line basis over the terms of the individual leases. Revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, possession or control occurs on the lease commencement date. In all cases, we have determined that we are the owner of any tenant improvements that we fund pursuant to the lease terms. In cases where significant tenant improvements are made prior to lease commencement, the leased asset is considered to be the finished space, and revenue recognition therefore begins when the improvements are substantially complete. Revenue from tenant reimbursements of taxes, maintenance expenses and insurance is recognized in the period the related expense is recorded. Additionally, certain of our lease agreements contain provisions that grant additional rents based upon tenants’ sales volumes (contingent or percentage rent). Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Accrued rents are included in tenant and accounts receivable, net.

Lease termination income – We recognize lease termination fees in the period that the lease is terminated and collection of the fees is reasonably assured. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. We did not recognize any lease termination fees for the three months ended March 31, 2012 and 2011, and we recognized lease termination fees of $131,000, $0 and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. During the year ended December 31, 2009, we recognized $1.1 million in lease termination fee income related to a national tenant that declared bankruptcy and subsequently rejected its operating ground lease with us. Upon rejection of the operating lease, ownership of the building transferred from the tenant to us as the ground lessor. Accordingly, we recorded lease termination fee income in an amount equal to the fair value of the building.

Advisory services income – related party – We provide various real estate services, including development, construction management, property management, leasing and brokerage. The fees for these services are recognized as services are provided and are generally calculated as a percentage of revenues earned or to be earned or of property cost, as appropriate. We also earn asset management fees from certain of the Advised Funds for providing accounting related services, investor relations, facilitating the deployment of capital, and other services provided in conjunction with operating the fund, which are calculated as a percentage of equity under management. See also Note 10 of the Notes to Consolidated Financial Statements as of and for the three months ended March 31, 2012 and 2011 and Note 13 of the Notes to Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 for a detail of our advisory services income – related party.

Gains on Sale of Real Estate

Gains and losses on sales of real estate are not recognized under the full accrual method until certain criteria are met. Gains relating to transactions that do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate under the circumstances.

Real Estate Acquisitions

We allocate the purchase price of acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based upon their respective fair values as required by GAAP. The allocation and determination of respective fair values requires significant judgment and inherently complex calculations. We typically obtain the assistance of third party advisors to assist us in making these determinations.

Identifiable intangibles include amounts allocated to acquired above and below market leases, the value of in-place leases and customer relationships, if any. We determine fair value based upon estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based upon a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods, considering market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to above and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Below market lease amortization includes fixed-rate renewal periods where we believe the renewal is reasonably assured. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt.

We capitalize costs associated with pending acquisitions of raw land once the acquisition of the property is determined to be probable, but we expense acquisition costs for operating properties as incurred.

Real Estate Development

Expenditures related to the development of real estate are capitalized as part of construction in progress, which includes carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction. The capitalization of such costs ceases at the earlier of one year from the date of completion of major construction or when the property, or any completed portion, becomes available for occupancy.

Depreciation

Depreciation is computed using the straight-line method over an estimated useful life of up to 50 years for buildings, up to 20 years for site improvements and over the life of the respective leases for tenant improvements. Leasehold estate properties, where we own the building and improvements but not the related ground, are amortized over the life of the lease. The determination of useful lives requires judgment and includes significant estimates that management reassesses as circumstances warrant.

Impairment of Long Lived Assets

We review our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the property, with the carrying value of the individual property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair value. Both the estimated undiscounted cash flow analysis and fair value determination are based upon various factors that require complex and subjective judgments to be made by management. Such assumptions include projecting lease-up periods, holding periods, cap rates, rental rates, operating expenses, lease terms, tenant credit-worthiness, tenant improvement allowances, terminal sales value and certain macroeconomic factors among other assumptions to be made for each property. We did not recognize any impairment charges on long lived assets during the three months ended March 31, 2012 and 2011 and during the year ended December 31, 2011. During the year ended December 31, 2010, we recognized impairment charges of $2.3 million in income (loss) from continuing operations related to four non-core, single-tenant properties and impairment charges of $1.2 million in income from discontinued operations related to two non-core, single-tenant properties that we sold in July 2011. We recognized an impairment charge of $441,000 for the year ended December 31, 2009 related to our acquisition of REITPlus’s net assets as further discussed in Note 14 of the Notes to Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009.

Valuation of Receivables

An allowance for the uncollectible portion of tenant receivables, accounts receivable and notes receivable is determined based upon an analysis of balances outstanding, historical payment history, tenant credit worthiness, additional guarantees and other economic trends. Balances outstanding include base rents, tenant reimbursements and receivables attributed to the accrual of straight-line rents. Additionally, estimates of the expected recovery of pre-petition and post-petition claims with respect to tenants in bankruptcy are considered in assessing the collectability of the related receivables.

Investments in Advised Funds

Investments in joint ventures and partnerships where we have the ability to exercise significant influence but do not exercise financial and operating control, are accounted for using the equity method. We record our percentage interest in the earnings and losses of these entities in our statement of operations on a net basis as prescribed under GAAP.

Valuation of Deferred Tax Assets

To the extent that we have a deferred tax asset at period end, we will determine whether it is more likely than not that we will generate sufficient future taxable income in order to realize that net asset. In making that determination, we will consider our current financial position, our results of operations for the current and preceding years, and our expectation of future operations. As of December 31, 2011, we had a valuation allowance of $2.9 million, which represents the full balance of our deferred tax asset as we believe it is not more likely than not to be realized.

Results of Operations

Comparison of the three months ended March 31, 2012 to the three months ended March 31, 2011

Below are the results of operations for the three months ended March 31, 2012 and 2011 (in thousands, except for per share amounts, percentages and number of properties). In the comparative tables presented below, increases in revenues/income or decreases in expenses (favorable variances) are shown without parentheses while decreases in revenues/income or increases in expenses (unfavorable variances) are shown with parentheses. For purposes of comparing our results of operations for the periods presented below, all of our properties in the “same store” reporting group were owned since January 1, 2011. As of March 31, 2012, our portfolio was comprised of 29 wholly-owned properties with an aggregate of approximately 1.2 million square feet of GLA, compared to a portfolio that was comprised of 29 wholly-owned properties with an aggregate of approximately 1.1 million square feet of GLA as of March 31, 2011. During the year ended December 31, 2011, we sold certain non-core, single-tenant properties, the results for which are presented in income from discontinued operations.

	THREE MONTHS ENDED MARCH 31,		CHANGE $	CHANGE %
	2012	2011
Same store properties (26 properties)
Rental income (1)	$5,773	$5,571	$202	4%
Recovery income (1)	1,871	1,597	274	17%
Percentage rent (1)	32	10	22	220%
Less:
Property expenses	2,073	1,701	(372)	(22)%

Same store net operating income	5,603	5,477	126	2%

Non-same store properties (3 properties)
Rental income (1)	900	151	749	496%
Recovery income (1)	242	39	203	521%
Less:
Property expenses	215	32	(183)	(572)%

Non-same store net operating income	927	158	769	487%

Total net operating income (2)	6,530	5,635	895	16%
Other revenues (see further detail below):	1,416	1,241	175	14%
Less other expenses (see further detail below):	6,689	5,601	(1,088)	(19)%

Income (loss) from continuing operations	1,257	1,275	(18)	(1)%
Income from discontinued operations	—	61	(61)	(100)%

Net income attributable to AmREIT stockholders	$1,257	$1,336	$(79)	(6)%

Other data
Funds from operations (3)	$3,627	$3,110	$517	17%
Number of properties at end of period	29	29	—	—
Percent leased at end of period (4)	96%	93%	n/a	3%
Distributions per share	$0.20	$0.20	$—	—

(1)

Rental income from operating leases is comprised of rental income, recovery income and percentage rent from same store properties, rental income and recovery income from non-same store properties and amortization of straight-line rents and above/below market rents. For the three months ended March 31, 2012 and 2011, rental income from operating leases was $8,929 and $7,450, respectively.

(2)

For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Net Operating Income” below.

(3)

For a reconciliation of FFO to net income, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Funds From Operations” below.

(4)	Percent leased is calculated as (i) GLA under commenced leases as of March 31, 2012, divided by (ii) total GLA, expressed as a percentage.

Same Store Properties – Property Revenues and Property Expenses

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Rental income. Rental income increased by $202,000, or 4%, on a same store basis to $5.8 million for the three months ended March 31, 2012 as compared to $5.6 million for the same period in 2011. Of this increase, $99,000 was driven by an increase in average occupancy percentage, and $103,000 was driven by an increase in average rental rates.

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Recovery income. Recovery income increased by $274,000, or 17%, on a same store basis to $1.9 million for the three months ended March 31, 2012 as compared to $1.6 million for the same period in 2011. This increase is due to a new lease with a national tenant at one of our single tenant properties as well as lower property tax recoveries in the first quarter of 2011 resulting from a favorable property tax refund received during 2011 and passed along to our tenants at our MacArthur Park property.

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Property expenses. Property expenses increased by $372,000, or 22%, on a same store basis to $2.1 million for the three months ended March 31, 2012 as compared to $1.7 million for the same period in 2011. This same store increase is attributable to an increase in bad debt expense recorded during the first quarter of 2012 as we continue to monitor collectability of our tenant receivables as well as lower property taxes in the first quarter of 2011 resulting from a favorable property tax refund received at our MacArthur Park property.

Non-same Store Properties – Property revenues and Property expenses.

Our rental income, tenant recovery income and property expenses increased for our non-same store investment properties due to the acquisitions of The Market at Lake Houston (February 25, 2011), Brookwood Village (May 10, 2011) and Alpharetta Commons (July 29, 2011) whose results of operations have been recorded in the consolidated statements of operations from the date of acquisition.

Other Revenues:

Overall, other revenues increased by $175,000, or 14%, to $1.4 million for the three months ended March 31, 2012 as compared to $1.2 million in for the same period 2011, primarily due to the following (in thousands, except for percentages):

	THREE MONTHS ENDED MARCH 31,		CHANGE $	CHANGE %
	2012	2011
Amortization of straight-line rents and above/below market rents (1)	$111	$82	$29	35%
Advisory services income – related party:
Real estate fee income – related party	918	559	359	64%
Asset management fee income – related party	155	370	(215)	(58)%
Construction management fee income – related party	58	72	(14)	(19)%

Total advisory services income – related party	1,131	1,001	130	13%
Interest and other income	102	128	(26)	(20)%
Interest and other income – related party	72	30	42	140%

Total other revenues	$1,416	$1,241	$175	14%

(1)	Included in rental income from operating leases as presented on our consolidated statements of operations.

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Real estate fee income – related party. Real estate fee income – related party increased by $359,000, or 64%, to $918,000 for the three months ended March 31, 2012 as compared to $559,000 for the same period in 2011. This increase is primarily attributable to disposition fees earned upon the sale of a land parcel and increased development fees during the first quarter of 2012 at properties that we manage for our advised funds.

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Asset management fee income – related party. Asset management fee income – related party decreased by $215,000, or 58%, to $155,000 for the three months ended March 31, 2012 as compared to $370,000 for the same period in 2011. Our asset management fees are calculated based upon the net equity raised in our advised funds that we manage. Through a combination of property sales in our advised funds and the voluntary reduction by us as the general partner of the asset management fees in response to the past economic recession, our asset management fee income – related party has decreased since the first quarter of 2011.

Other Expenses:

Overall, other expenses increased by $1.1 million, or 19%, to $6.7 million for the three months ended March 31, 2012 as compared to $5.6 million for the same period in 2011, primarily due to the following (in thousands, except for percentages):

	THREE MONTHS ENDED MARCH 31,		CHANGE $	CHANGE %
	2012	2011
Straight-line bad debt recoveries (1)	$(75)	$(6)	$69	*
General and administrative	1,484	1,284	(200)	(16)%
Legal and professional	221	256	35	14%
Real estate commissions	86	29	(57)	(197)%
Acquisition costs	—	40	40	100%
Depreciation and amortization	2,227	1,640	(587)	(36)%
Loss from advised funds	36	104	68	65%
Income tax expense for taxable REIT subsidiary	76	51	(25)	(49)%
Interest expense	2,634	2,203	(431)	(20)%

Total other expenses	$6,689	$5,601	$(1,088)	(19)%

(1)	Included in property expense on our consolidated statements of operations.
*	Percentage change not shown as there is no prior year amount, or such amount is immaterial, and the percentage change is not meaningful.

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Straight-line bad debt recoveries. Straight-line bad debt recoveries increased by $69,000 to $75,000 for the three months ended March 31, 2012 as compared to $6,000 for the same period in 2011. Certain of our leases provide for increases in minimum lease payments over the term of the lease, and we recognize revenues on a straight-line basis over the term of such leases. The straight-line method results in accrued rent on our balance sheet, representing the portion of the rent that we expect to recover from the tenant in the future as they fulfill their obligation to us under the terms of the lease. We previously recorded a reserve against the accrued rent balances due from certain of our tenants that we believed may not fulfill their obligation to us. A portion of the reserve was reversed in the first quarter of 2011 due to the collection of such rents as well as a stabilizing economy. An additional portion of the reserve was reversed in the first quarter of 2012 as certain tenants with accrued rent balances showed signs of improvement in their business, and we determined that the reserve was no longer needed.

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General and administrative. General and administrative expense increased by $200,000, or 16% to $1.5 million for the three months ended March 31, 2012 as compared to $1.3 million for the same period in 2011. This increase was due to changes in estimates to our annual performance compensation as well as due to increased marketing costs associated with our continued efforts to brand our company through an improved website and other media. We expect our salary and performance compensation costs for the year ended December 31, 2012 to be comparable to those for the year ended December 31, 2011.

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Depreciation and amortization. Depreciation and amortization expense increased by approximately $587,000, or 36%, to $2.2 million for the three months ended March 31, 2012 as compared to $1.6 million for the same period in 2011. This increase is primarily attributable to the acquisitions of The Market at Lake Houston, Brookwood Village and Alpharetta Commons during 2011.

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Interest Expense. Interest expense increased by $431,000, or 20%, to $2.6 million for the three months ended March 31, 2012 as compared to $2.2 million for the same period in 2011. This increase was due to increased borrowings associated with the acquisitions of The Market at Lake Houston, Brookwood Village and Alpharetta Commons during 2011.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Below are the results of operations for the years ended December 31, 2011 and 2010 (in thousands, except for per share amounts, percentages and number of properties). In the comparative tables presented below, increases in revenues/income or decreases in expenses (favorable variances) are shown without parentheses while decreases in revenues/income or increases in expenses (unfavorable variances) are shown with parentheses. For purposes of comparing our results of operations for the periods presented below, all of our properties in the “same store” reporting group were owned since the beginning of the year ended December 31, 2010. As of December 31, 2011, our portfolio was comprised of 29 wholly-owned properties with an aggregate of approximately 1.2 million square feet of GLA, compared to a portfolio that was comprised of 28 wholly-owned properties with an aggregate of approximately 1.0 million square feet of GLA as of December 31, 2010. During 2011 and 2010, we sold certain non-core, single-tenant properties, the results for which are presented in income from discontinued operations.

	YEAR ENDED DECEMBER 31,		CHANGE $	CHANGE %
	2011	2010
Same store properties (25 properties)
Rental income (1)	$22,090	$21,675	$415	2%
Recovery income (1)	6,737	6,674	63	1%
Percentage rent (1)	425	555	(130)	(23)%
Less:
Property expenses	6,943	7,829	886	11%

Same store net operating income	22,309	21,075	1,234	6%

Non-same store properties (4 properties)
Rental income (1)	2,708	22	2,686	*
Recovery income (1)	999	7	992	*
Less:
Property expenses	1,032	4	(1,028)	*

Non-same store net operating income	2,675	25	2,650	*

Total net operating income (2)	24,984	21,100	3,884	18%
Other revenues (see further detail below):	4,768	10,548	(5,780)	(55)%
Less other expenses (see further detail below):	26,077	31,725	5,648	18%

Income (loss) from continuing operations	3,675	(77)	3,752	*
Income from discontinued operations	565	6,382	(5,817)	(91)%

Net income	4,240	6,305	(2,065)	(33)%
Net loss attributable to non-controlling interest	—	(173)	173	100%

Net income attributable to AmREIT stockholders	$4,240	$6,132	$(1,892)	(31)%

Other data
Funds from operations (3)	$13,062	$13,821	(759)	(5)%
Number of properties at end of period	29	28	1	4%
Percent leased at end of period (4)	96%	92%	n/a	4%
Distributions per share	$0.80	$0.90	$(0.10)	(11)%

(1)

Rental income from operating leases is comprised of Rental income, Recovery income and Percentage rent from same store properties, Rental income and Recovery income from non-same store properties and Amortization of straight-line rents and above/below market rents. For the years ended December 31, 2011 and 2010, Rental income from operating leases was $32,995 and $29,155, respectively.

(2)

For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Net Operating Income” below.

(3)

Our FFO for 2010 has been recast to exclude $864 of impairment on real estate held for investment to conform to NAREIT’s clarification of its definition of FFO to exclude such impairments. For a definition and reconciliation of FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Funds From Operations” below.

(4)	Percent leased is calculated as (i) GLA under commenced leases as of December 31, 2011, divided by (ii) total GLA, expressed as a percentage
*	Percentage change not shown as the prior year amount is immaterial, or the percentage change is not meaningful.

Same Store Properties – Property Revenues and Property Expenses

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Rental income. Rental income increased by $415,000, or 2%, on a same store basis to $22.1 million in 2011 as compared to $21.7 million in 2010. Of this increase, $120,000 was driven by an increase in average occupancy percentage, and $295,000 was driven by an increase in average rental rates.

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Recovery income. Recovery income remained comparable at $6.7 million on a same store basis in 2011 and 2010. During 2011, recovery income decreased due to a favorable property tax refund received on our MacArthur Park property and was offset slightly by an increase in recovery income due to increased occupancy at our Uptown Plaza – Dallas property. Recovery income also decreased during 2010 due to a favorable property tax refund received on our Southbank property.

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Percentage rent. Percentage rent decreased by $130,000, or 23%, on a same store basis to $425,000 in 2011 as compared to $555,000 in 2010. This decrease was due to lower sales volumes for our tenants at our Southbank and Uptown Park properties.

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Property expenses. Property expenses decreased by $886,000, or 11%, on a same store basis to $6.9 million in 2011 as compared to $7.8 million in 2010. This same store decrease is attributable to a favorable property tax refund received during 2011 on our MacArthur Park property and bad debt recoveries recorded during 2011, compared to bad debt expense in 2010, as we continue to assess our receivables in light of a stabilizing economy. These decreases were partially offset by an increase in property tax expense at our Southbank property due to a refund received in 2010, with no similar refund in 2011, as well as an increase in landscaping supplies and services, porter and security expense.

Non-same Store Properties – Property revenues and Property expenses.

Our rental income, tenant recovery income and property expenses increased for our non-same store investment properties due to the acquisitions of 500 Lamar (December 9, 2010), The Market at Lake Houston (February 25, 2011), Brookwood Village (May 10, 2011) and Alpharetta Commons (July 29, 2011) for which results of operations have been recorded in the consolidated statements of operations from the date of acquisition.

Other Revenues:

Overall, other revenues decreased by $5.8 million, or 55%, to $4.8 million in 2011 as compared to $10.6 million in 2010, primarily due to the following (in thousands, except for percentages):

	2011	2010	CHANGE $	CHANGE %
Amortization of straight-line rents and above/below market rents (1)	$36	$222	$(186)	(84)%
Advisory services income – related party:
Real estate fee income – related party	2,491	2,375	116	5%
Asset management fee income – related party	1,064	1,480	(416)	(28)%
Construction management fee income – related party	234	349	(115)	(33)%

Total advisory services income – related party	3,789	4,204	(415)	(10)%
Lease termination and other income	131	15	116	*
Interest and other income	493	459	34	7%
Interest and other income – related party	319	274	45	16%
Gain on debt extinguishment	—	5,374	(5,374)	(100)%

Total other revenues	$4,768	$10,548	$(5,780)	(55)%

(1)	Included in rental income from operating leases as presented on our consolidated statements of operations.
*	Percentage change not shown as the prior year amount is immaterial, or the percentage change is not meaningful.

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Amortization of straight-line rents and above/below market rents. Amortization of straight-line rents and above/below market rents decreased by $186,000, or 84%, to $36,000 in 2011 as compared to $222,000 in 2010. This decrease is primarily attributable to the accelerated amortization of accrued rent balances for certain tenants.

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Real estate fee income – related party. Real estate fee income – related party increased by $116,000, or 5%, to $2.5 million in 2011 as compared to $2.4 million in 2010. This increase is primarily attributable to leasing commissions earned on several new anchor leases at the properties that we manage for our advised funds during 2011.

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Asset management fee income – related party. Asset management fee income – related party decreased by $416,000, or 28%, to $1.1 million in 2011 as compared to $1.5 million in 2010. Our asset management fees are calculated based upon the net equity raised in the advised funds that we manage. Through a combination of property sales in our advised funds and the voluntary reduction by us as the general partner of the asset management fees in response to the recent economic recession, our asset management fee income – related party has decreased since 2010.

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Construction management fee income – related party. Construction management fee income – related party decreased by $115,000, or 33%, to $234,000 in 2011 as compared to $349,000 in 2010. This reduction is primarily due to the completion of the redevelopment project at our Woodlake Square property, which included six months in 2010 but only four months in 2011.

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Lease termination and other income. Lease termination and other income increased by $116,000 to $131,000 in 2011 as compared to $15,000 in 2010. This increase is attributable to the early termination and move out of tenants at our Southbank and Terrace Shops properties during 2011 compared to $15,000 of other income in 2010.

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Gain on debt extinguishment. Gain on debt extinguishment was $5.4 million in 2010 due to the extinguishment of a $19.9 million mortgage on our Uptown Plaza – Dallas property at a gain of $5.4 million in September 2010. We had no similar extinguishment of debt during 2011.

Other Expenses:

Overall, other expenses decreased by $5.6 million, or 18%, to $26.1 million in 2011 from $31.7 million in 2010, primarily due to the following (in thousands, except for percentages):

	2011	2010	CHANGE $	CHANGE %
Straight-line bad debt expense (1)	$(205)	$481	$686	143%
General and administrative	6,049	5,944	(105)	(2)%
Legal and professional	945	1,165	220	19%
Real estate commissions	342	191	(151)	(79)%
Acquisition costs	229	12	(217)	*
Depreciation and amortization	8,257	6,634	(1,623)	(24)%
Impairment – properties	—	2,268	2,268	100%
Impairment (recovery) – notes receivable	(1,071)	1,800	2,871	160%
Loss from advised funds	384	1,186	802	68%
Income tax expense for taxable REIT subsidiary	262	1,515	1,253	83%
Interest expense	9,971	9,541	(430)	(5)%
Issuance costs	914	—	(914)	*
Debt prepayment penalties	—	988	988	100%

Total other expenses	$26,077	$31,725	$5,648	18%

(1)	Included in property expense on our consolidated statements of operations.
*	Percentage change not shown as the prior year amount is immaterial, or the percentage change is not meaningful.

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Straight-line bad debt expense. Straight-line bad debt expense decreased by $686,000, or 143%, to recoveries of $205,000 in 2011 as compared to an expense of $481,000 in 2010. Certain of our leases provide for increases in minimum lease payments over the term of the lease, and we recognize revenues on a straight-line basis over the term of such leases. The straight-line method results in accrued rent on our balance sheet, representing the portion of the rent that we expect to recover from the tenant in the future as it fulfills its obligation to us under the terms of the lease. During the fourth quarter of 2010, we recorded a reserve against the accrued rent balances due from certain of our tenants whom we believed may not fulfill their obligation to us. A portion of the reserve was reversed in 2011 due to the collection of such rents as well as a stabilizing economy.

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Legal and professional. Legal and professional fees decreased by $220,000, or 19%, to $945,000 in 2011 as compared to $1.2 million in 2010. This decrease is primarily attributable to reduced transfer agent fees resulting from quarterly, instead of monthly, dividend distributions as well as reduced fees for audit and tax related services.

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Real estate commissions. Real estate commission increased by approximately $151,000, or 79%, to $342,000 in 2011 as compared to $191,000 in 2010. This increase is primarily attributable to leasing activity for several new anchor leases at properties owned by our advised funds.

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Acquisition costs. Acquisition costs increased by $217,000 to $229,000 in 2011 as compared to $12,000 in 2010. This increase is attributable to the acquisitions of The Market at Lake Houston (February 25, 2011), Brookwood Village (May 10, 2011) and Alpharetta Commons (July 29, 2011). We acquired one property during the year ended December 31, 2010 (500 Lamar on December 9, 2010).

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Depreciation and amortization. Depreciation and amortization expense increased by approximately $1.6 million, or 24%, to $8.3 million in 2011 as compared to $6.6 million in 2010. This increase is primarily attributable to the acquisitions of 500 Lamar (December 9, 2010), The Market at Lake Houston (February 25, 2011), Brookwood Village (May 10, 2011) and Alpharetta Commons (July 29, 2011).

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Impairment – properties. Impairment – properties was $2.3 million in 2010. During the third quarter of 2010 and in connection with the marketing of several of our non-core, single-tenant properties located in tertiary markets, we identified a negative trend in the market for such properties. Accordingly, we performed an impairment analysis on all of our properties with these characteristics. The analysis indicated that, for four such properties, the estimated undiscounted future cash flows associated with these assets would not be sufficient to recover their carrying values. As a result, we recorded impairments in the aggregate amount of $2.3 million on these four single-tenant, non-core properties in order to reduce their carrying values to their respective fair values. Our determination of fair-value was based on market data for similar assets. As of the date of the impairment assessment, these assets had an aggregate estimated fair value of $3.4 million and were impaired by $2.3 million. No such impairments were recorded during the year December 31, 2011.

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Impairment (recovery) – notes receivable. Impairment (recovery) – notes receivable improved by $2.9 million, or 160%, to recoveries of $1.1 million in 2011 as compared to an expense of $1.8 million in 2010. During 2011, we received payments totaling $1.4 million on our note receivable due from the sale of a tract of land adjacent to our Uptown Plaza – Dallas property. The note matured, unpaid, in December 2010, and we recorded a $1.3 million impairment to reduce the value of the note to the fair value of the underlying collateral. Of the payments received in 2011, $313,000 was recorded as interest income, and the remaining $1.1 million was recorded as an impairment recovery. Also, during 2010, we, as the general partner of AIGF, approved a plan to begin marketing the fund’s assets for sale, and recorded a $500,000 impairment on the note from AIGF as we believed that the fund would be unable to repay the full balance after settlement of its other obligations (see Note 7 of the Notes to Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009).

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Loss from advised funds. Loss from advised funds decreased by $802,000, or 68%, to $384,000 in 2011 as compared to $1.2 million in 2010. The decrease is primarily attributable to the increased depreciation expense in 2010 resulting from the impending redevelopment of the Woodlake Square property. During the first quarter of 2010, we reassessed and shortened the estimated useful lives of various Woodlake Square buildings consistent with our redevelopment plan.

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Income tax expense. Income tax expense decreased by $1.3 million, or 83%, to $262,000 in 2011 as compared to $1.5 million in 2010. The variance is primarily attributable to recording a full valuation allowance against our federal deferred tax assets at December 31, 2010. As a result, any federal tax expense or benefit in 2011 is fully offset by a corresponding change in the valuation allowance. The $262,000 expense recorded during the year December 31, 2011 is comprised solely of state taxes.

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Issuance costs. Stock issuance costs were $914,000 in 2011. During 2011, we filed a registration statement on Form S-11; however, the costs incurred no longer met the criteria for capitalization under GAAP and were expensed effective December 31, 2011. We had no such expenses in 2010.

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Debt prepayment penalties. Debt prepayment penalties were $988,000 in 2010, and reflect penalties incurred upon the early extinguishment of the mortgages on our Plaza in the Park, Cinco Ranch, and Terrace Shops properties in December 2010. We incurred no such early extinguishment penalties during 2011.

Income from discontinued operations. Income from discontinued operations decreased by $5.8 million, or 91%, to $565,000 in 2011, as compared to $6.4 million in 2010. The decrease is primarily attributable to our property disposition activity during 2010. We sold two non-core, single tenant properties during the year ended December 31, 2011, for a gain of $417,000 whereas we sold 21 non-core, single tenant properties during the year ended December 31, 2010, for a gain of $5.5 million.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

The following table summarizes our results of operations for the years ended December 31, 2010 and 2009 (in thousands, except for per share amounts, percentages and number of properties). In the comparative tables presented below, increases in revenues/income or decreases in expenses (favorable variances) are shown without parentheses while decreases in revenues/income or increases in expenses (unfavorable variances) are shown with parentheses. For purposes of comparing our results of operations for the years ended December 31, 2010 and 2009, all of our properties are considered “same store” since we owned all of them since the beginning of 2009, with the exception of 500 Lamar (acquired on December 9, 2010), which is immaterial to our 2010 results of operations. As a result, we have presented operating information in the following table on a consolidated basis without separately identifying the results of operations for our same store portfolio. As of December 31, 2010, our portfolio was comprised of 28 wholly-owned properties with an aggregate of approximately 1.0 million square feet of GLA, compared to a portfolio that was comprised of 49 wholly-owned properties with an aggregate of approximately 1.1 million square feet of GLA as of December 31, 2009. During 2010, we sold 21 single-tenant properties, the results for which are presented in income from discontinued operations.

	YEAR ENDED DECEMBER 31,		CHANGE $	CHANGE %
	2010	2009
Revenues:
Rental income (1)	$21,697	$21,194	$503	2%
Recovery income (1)	6,681	7,373	(692)	(9)%
Percentage rent (1)	555	603	(48)	(8)%
Less:
Property expenses	7,833	8,206	373	5%

Net operating income (2)	21,100	20,964	136	1%

Other revenues (see further detail below):	10,548	6,493	4,055	62%
Less other expenses (see further detail below):	31,725	24,834	(6,891)	(28)%

Income (loss) from continuing operations	(77)	2,623	(2,700)	(103)%
Income from discontinued operations	6,382	2,632	3,750	142%

Net income	6,305	5,255	1,050	20%
Net loss attributable to non-controlling interest	(173)	(121)	(52)	(43)%

Net income attributable to AmREIT stockholders	$6,132	$5,134	$998	19%

Other data
Funds from operations (3)	$13,821	$(5,546)	19,367	349%
Number of properties at end of period	28	49	(21)	(43)%
Percent leased at end of period (4)	92%	91%	n/a	1%
Distributions per share	$0.90	$1.00	$(0.10)	(10)%

(1)

Rental income from operating leases is comprised of Rental income, Recovery income and Percentage rent from same store properties, Rental income and Recovery income from non-same store properties and Amortization of straight-line rents and above/below market rents. For the year December 31, 2010 and 2009, rental income from operating leases was $29,155 and $29,367, respectively.

(2)

For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Net Operating Income” below.

(3)

Our FFO for 2010 has been recast to exclude $864 of impairment on real estate held for investment to conform to NAREIT’s clarification of its definition of FFO to exclude such impairments. For a definition and reconciliation of FFO and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Funds From Operations” below.

(4)	Percent leased is calculated as (i) GLA under commenced leases as of December 31, 2011, divided by (ii) total GLA, expressed as a percentage

Property Revenues and Property Expenses

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Rental Income. Rental income increased by $503,000, or 2%, to $21.7 million in 2010 as compared to $21.2 million in 2009. This increase in rental income was attributable to increases in our average rental rates (approximately $697,000) and was partially offset by a decrease in our average occupancy (approximately $194,000).

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Recovery income. Tenant recovery income decreased by $692,000, or 9%, to $6.7 million in 2010 as compared to $7.4 million in 2009. This decrease is primarily attributable to property tax savings, primarily on our Southbank property, which resulted in a reduction in expense reimbursements received from tenants.

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Percentage rent. Percentage rent decreased by $48,000, or 8%, to $555,000 in the 2010 period as compared to $603,000 in 2009. This decrease is attributable to an overall reduction in tenant sales, primarily on our Southbank and Uptown Park properties, caused by the recessionary environment.

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Property expenses. Property expenses decreased by $373,000 or 5%, to $7.8 million in 2010 as compared to $8.2 million in 2009. This decrease is attributable to property tax savings, primarily on our Southbank property.

Other Revenues

Overall, other revenues increased by $4.1 million, or 62%, to $10.5 million in 2010 as compared to $6.5 million in 2009, primarily due to the following (in thousands):

	2010	2009	CHANGE $	CHANGE %
Amortization of straight-line rents and above/below market rents (1)	$222	$197	$25	13%
Advisory services income – related party
Real estate fee income – related party	2,375	2,604	(229)	(9)%
Asset management fee income – related party	1,480	1,530	(50)	(3)%
Construction management fee income – related party	349	450	(101)	(22)%

Total advisory services income – related party	4,204	4,584	(380)	(8)%
Lease termination and other income	15	1,065	(1,050)	(99)%
Interest and other income	459	446	13	3
Interest and other income – related party	274	201	73	36%
Gain on debt extinguishment	5,374	—	5,374	*

Total other revenues	$10,548	$6,493	$4,055	62%

(1)	Included in rental income from operating leases as presented on our consolidated statements of operations.
*	Percentage change not shown as the prior year amount is immaterial, or the percentage change is not meaningful.

■

Real estate fee income – related party. Real estate fee income – related party decreased by approximately $229,000, or 9%, to $2.4 million in 2010 as compared to $2.6 million in 2009. This decrease is primarily attributable to a decrease in development fees and leasing commissions earned on the properties that we manage within our advised funds. During 2009, we generated approximately $382,000 of development fees primarily associated with our 5433 Westheimer development, which was completed in mid-2009. In 2010 we recognized approximately $152,000 of development fees on our Woodlake Square development, which commenced development in August 2010.

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Construction management fee income – related party. Construction management fee income – related party decreased by $101,000, or 22%, to $349,000 in 2010 as compared to $450,000 in 2009. This decrease is primarily attributable to a decrease in construction management fees earned from a property within our advised funds, the development of which was completed in the second quarter of 2009.

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Lease termination and other income. Lease termination and other income decreased by $1.1 million, or 99%, to $15,000 in 2010 as compared to $1.1 million in 2009. This decrease was attributable to a national tenant at one of our single tenant properties that declared bankruptcy and subsequently rejected their ground lease with us during the 2009 period. Upon rejection of that lease, ownership of the building transferred from the tenant to us as the land owner. The lease termination income earned from the transfer represents the fair value of the building. We had only $15,000 of other income during 2010.

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Gain on debt extinguishment. Gain on debt extinguishment was $5.4 million for the 2010 period and reflects the execution of a discounted payoff on our Uptown Plaza Dallas property mortgage during the third quarter of 2010.

Other Expenses

Overall, other expenses increased by $6.9 million, or 28%, to $31.7 million in 2010 from $24.8 million in 2009, primarily due to the following (in thousands):

	2010	2009	CHANGE $	CHANGE %
Straight-line bad debt expense (1)	481	—	(481)	*
General and administrative	5,944	6,320	376	6%
Legal and professional	1,165	1,667	502	30%
Real estate commissions	191	157	(34)	(22)%
Acquisition costs	12	—	(12)	*
Depreciation and amortization	6,634	7,350	716	10%
Impairment – properties	2,268	441	(1,827)	(414)%
Impairment – notes receivable	1,800	—	(1,800)	*
Loss from advised funds	1,186	604	(582)	(96)%
Income tax expense (benefit) for taxable REIT subsidiary	1,515	(851)	(2,366)	(278)%
Interest expense	9,541	9,146	(395)	(4)%
Debt prepayment penalties	988	—	(988)	*

Total other expenses	31,725	24,834	(6,891)	(28)%

(1)	Included in property expense on our consolidated statements of operations.
*	Percentage change not shown as the prior year amount is immaterial, or the percentage change is not meaningful.

■

Straight-line bad debt expense. Straight-line bad debt expense was $481,000 in 2010. Certain of our leases provide for increases in minimum lease payments over the term of the lease, and we recognize revenues on a straight-line basis over the term of such leases. The straight-line method results in accrued rent on our balance sheet, which represents the portion of the rent that we expect to recover from the tenant in the future as they fulfill their obligation to us under the terms of the lease. During 2010, we recorded a reserve against the accrued rent balances due from certain of our tenants who we believed may not fulfill their obligation to us.

■

General and administrative. General and administrative costs decreased by $376,000, or 6%, to $5.9 million in 2010 as compared to $6.3 million in 2009. This decrease is mainly attributable to lower compensation costs associated with a reduced headcount during the year.

■

Legal and professional. Legal and professional expense decreased by $502,000, or 30%, to $1.2 million in 2010 as compared to $1.7 million in 2009. This decrease is mainly attributable to legal costs incurred in 2009 associated with a litigation matter that was resolved in February 2010.

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Depreciation and amortization. Depreciation and amortization decreased by $716,000, or 10%, to $6.6 million in 2010 compared to $7.4 million in 2009. This decrease was primarily attributable to assets that became fully depreciated during early 2010 on our Plaza in the Park, MacArthur Park and Uptown Park properties.

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Impairment – properties. Impairment – properties increased by $1.8 million, or 414%, to $2.3 million in 2010 as compared to $441,000 in 2009. Impairment charge of $2.3 million represents the amount by which the carrying value of four of our non-core, single-tenant properties exceeded their estimated fair value based on an impairment analysis performed on five of these properties. During the third quarter of 2010 and in connection with the marketing of several of our non-core, single-tenant properties located in tertiary markets, we identified a negative trend in the market for such properties. Accordingly, we performed an impairment analysis on all of our properties with these characteristics. The analysis indicated that, for four such properties, the estimated undiscounted future cash flows associated with these assets would not be sufficient to recover their carrying values. As a result, during the third quarter of 2010, we recorded impairments in the aggregate amount of $2.3 million on these four single- tenant, non-core properties in order to reduce their carrying values to their respective fair values. Our determination of fair-value was based on market data for similar assets. These assets have an aggregate estimated fair value of $3.4 million and were impaired by approximately $2.3 million. These assets are not currently being marketed and their estimated fair values were determined by management based on a discounted future cash flow model.

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Impairment – notes receivable. Impairment – notes receivable was $1.8 million in 2010. During 2010, we recorded a $1.3 million impairment on a note receivable related to the sale of a tract of land adjacent to our Uptown Plaza – Dallas property. On December 31, 2010, the note matured, unpaid, and we reduced the note receivable to the fair value of the underlying collateral. Also during 2010, we, as the general partner of AIGF, approved a plan to begin marketing the fund’s assets for sale, and recorded a $500,000 impairment on the note from AIGF as we believed that the fund would be unable to repay the full balance after settlement of its other obligations (see Note 7 of the Notes to Consolidated Financial Statements).

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Loss from advised funds. Loss from advised funds increased by $582,000, or 96%, to $1.2 million in 2010 compared to $604,000 in 2009. The increase is primarily attributable to increased depreciation expense resulting from the impending redevelopment of the Woodlake Square property. We reassessed and shortened the estimated useful lives of various buildings consistent with our current redevelopment plan.

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Income tax expense (benefit) for taxable REIT subsidiary. Income tax expense (benefit) decreased by $2.4 million, or 278%, to an expense of $1.5 million in 2010 compared to a benefit of $851,000 in 2009. This decrease is primarily attributable to a full valuation allowance recorded on our $2.5 million gross deferred tax asset as of December 31, 2010. Our deferred tax assets consist primarily of amounts that have been deducted in arriving at our net income as reported in the accompanying consolidated statements of operations, but that are not currently deductible for tax purposes (impairment charges, allocated interest charges, etc.). These costs will be deductible for tax purposes in the future to the extent that we have taxable income sufficient to utilize those deductions. We were unable to predict with sufficient certainty whether we will generate sufficient taxable income to realize these benefits, and we concluded that it is not more likely than not that we will realize them.

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Debt prepayment penalties. Debt prepayment penalties were $988,000 in 2010 and reflect penalties incurred upon the early extinguishment of the mortgages on our Plaza in the Park, Cinco Ranch and Terrace Shops properties in December 2010.

Income from discontinued operations. Income from discontinued operations increased by $3.8 million, or 142%, to $6.4 million in 2010 as compared to $2.6 million in 2009. The increase is primarily attributable to our property disposition activity during 2010. The sale of 21 non-core, single-tenant properties during the third quarter of 2010 and the reclassification of two non-core, single-tenant properties that were sold in July 2011 as discontinued operations are the primary drivers of that activity. The sale of our 21 non-core, single-tenant properties generated total gains of approximately $6.6 million, net of tax, which was partially offset by impairment charges of approximately $1.2 million recorded on two of our non-core, single-tenant properties that were sold in July 2011.

Funds From Operations

We consider FFO to be an appropriate measure of the operating performance of an equity REIT. NAREIT defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property, plus real estate related depreciation and amortization and impairment charges on real estate assets held for investment, and after adjustments for unconsolidated partnerships and joint ventures. In addition, NAREIT recommends that extraordinary items not be considered in arriving at FFO. In October 2011, NAREIT clarified its definition of FFO to exclude impairment charges on real estate held for investment when the SEC stated it would no longer prohibit their exclusion. We calculate FFO in accordance with this definition, and we have recast our FFO for all periods prior to December 31, 2011 to exclude impairment charges in accordance with NAREIT’s definition.

Most industry analysts and equity REITs, including us, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company’s real estate between periods, or as compared to different companies. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income by itself as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, management believes that the presentation of operating results for real estate companies that uses historical cost accounting is insufficient by itself. There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs. FFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.

Below is the calculation of FFO and the reconciliation to net income, which we believe is the most comparable GAAP financial measure to FFO (in thousands):

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011 (1)	2011	2011 (2)	2010 (3)	2009 (4)	2008 (5)	2007
	(Dollars in thousands, except per share data)
Net income (6)	$1,635	$1,257	$1,336	$5,785	$4,240	$6,305	$5,255	$143	$5,391
Add:
Income from discontinued operations (6)	—	—	—	565	—	—	—	—	—
Depreciation of real estate assets – from operations	2,213	2,213	1,615	8,850	8,181	6,537	7,219	8,808	7,769
Depreciation of real estate assets – from discontinued operations	—	—	7	—	13	51	77	111	109
Depreciation of real estate assets for nonconsolidated affiliates	157	157	152	628	628	1,453	552	849	476
Impairments of real estate held for investment	—	—	—	—	—	864	—	142	—
Less:
Net income attributable to noncontrolling interest	—	—	—	—	—	(173)	(121)	(331)	(140)
Gain on sale of real estate assets acquired for investment	—	—	—	—	—	(1,216)	—	(924)	—
Class B, C & D distributions	—	—	—	—	—	—	(8,357)	(10,013)	(11,709)
Premium on merger conversion of AmREIT class C and D shares	—	—	—	—	—	—	(10,171)	—	—

Funds from operations (7)	$4,005	$3,627	$3,110	$15,828	$13,062	$13,821	$(5,546)	$(1,215)	$1,896

(1)	Included in net income for the three months ended March 31, 2011, are acquisition costs of $40 incurred in connection with the acquisition of operating properties.
(2)

Included in net income for the year ended December 31, 2011, are acquisition costs of $229 incurred in connection with the acquisition of operating properties and impairment recovery of $1.1 million related to payments received on a note receivable impaired in 2010.

(3)

Included in net income is a $5,374 gain on debt extinguishment. Offsetting this gain is $2,268 in impairments taken on four of our non-core, single-tenant properties, a $1,300 impairment on a note receivable related to the sale of a tract of land adjacent to our Uptown Plaza – Dallas property, a $500 impairment on a note receivable from one of our advised funds and debt prepayment penalties of $988 related to the early extinguishment of three property mortgages during the year. Included in income (loss) from discontinued operations is a $5,384 gain (net of tax) on the sale of real estate acquired for resale and $1,219 in impairments taken on two of our non-core, single-tenant properties that were sold in July 2011. Included in depreciation of real estate assets for nonconsolidated affiliates is $852 in adjustments for non-consolidated entities related to accelerated depreciation resulting from the redevelopment of our Woodlake Square property. We shortened the useful lives of certain buildings consistent with the redevelopment plan once that redevelopment became probable.

(4)

Included in net income is a $441 impairment related to the acquisition of REITPlus’s net assets. See Note 2 of the Notes to Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 for further discussion. Additionally, included in income (loss) from discontinued operations is a $1,897 gain on real estate held for resale, net of taxes, which was realized in 2009.

(5)

Included in net income is an impairment charge of $1,495 related to four properties that represented non-core real estate assets, one of which was sold in July 2008. Included in income (loss) from discontinued properties is a restructuring charge of $2,456 related to the wind-down of our fund raising business and general contracting operations, including severance costs related to the employees terminated as part of the restructuring.

(6)

Pro forma net income excludes income from discontinued operations of $565 for the year ended December 31, 2011, in accordance with Article 11 of Regulation S-X. For the historical periods presented, net income includes income (loss) from discontinued operations in accordance with GAAP. Income from discontinued operations has been added back to pro forma net income in order to arrive at pro forma FFO in accordance with the NAREIT definition.

(7)

Our FFO for 2010 and 2008 has been recast to exclude $864 and $142, respectively, of impairment charges on three of our non-core, single-tenant properties that were held for investment to conform to NAREIT’s October 2011 clarification of its definition to exclude such impairments as discussed above. FFO for the years ended 2009, 2008 and 2007 have been reduced by dividends attributable to the class C & D shares outstanding prior to the November 2009 merger with REITPlus, Inc. Such dividends were deducted in arriving at net income (loss) available to AmREIT stockholders. In connection with the merger, we combined all classes of common shares into a single class of common stock as discussed in Note 14 – “Accounting for the Merger with REITPlus – November 2009” to our audited consolidated financial statements for the fiscal year ended December 31, 2011, included elsewhere in this prospectus.

Net Operating Income

We believe that NOI is a useful measure of our operating performance. We define NOI as operating revenues (rental income, tenant recovery income, percentage rent, excluding straight-line rental income and amortization of acquired above- and below-market rents) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line rent bad debt expense). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as a supplemental measure of our financial performance. The following table sets forth a reconciliation of NOI to net income as computed in accordance with GAAP, for the periods presented (in thousands):

	THREE MONTHS ENDED MARCH 31,			YEAR ENDED DECEMBER 31,
	PRO FORMA	HISTORICAL		PRO FORMA	HISTORICAL
	2012	2012	2011	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Net income	$1,635	$1,257	$1,336	$5,785	$4,240	$6,305	$5,255	$143	$5,391
Adjustments to Add/(Deduct):
Amortization of straight-line rents and above/below-market rents	(111)	(111)	(82)	(36)	(36)	(222)	(197)	(869)	(562)
Advisory services income – related party	(1,131)	(1,131)	(1,001)	(3,777)	(3,789)	(4,204)	(4,584)	(6,227)	(6,738)
Lease termination and other income	—	—	—	(131)	(131)	(15)	(1,065)	(141)	(22)
Interest and other income	(102)	(102)	(128)	(493)	(493)	(459)	(446)	(11)	(447)
Interest and other income – related party	(72)	(72)	(30)	(319)	(319)	(274)	(201)	(1,018)	(653)
Gain on debt extinguishment	—	—	—	—	—	(5,374)	—	—	—
Straight-line rent bad debt expense	(75)	(75)	(6)	(205)	(205)	481	—	—	—
General and administrative	1,601	1,448	1,284	6,571	6,049	5,944	6,320	7,096	6,037
Legal and professional	221	221	256	947	945	1,165	1,667	1,559	1,579
Real estate commissions	86	86	29	342	342	191	157	162	459
Acquisition costs	—	—	40	229	229	12	—	—	—
Depreciation and amortization	2,227	2,227	1,640	8,926	8,257	6,634	7,350	8,969	7,929
Impairment – properties	—	—	—	—	—	2,268	441	484	—
Impairment (recovery) – notes receivable	—	—	—	(1,071)	(1,071)	1,800	—	—	—
Loss from advised funds and other affiliates	36	36	104	384	384	1,186	604	894	(153)
Income tax benefit (expense) for taxable REIT subsidiary	76	76	51	262	262	1,515	(851)	(492)	(227)
Interest expense	2,139	2,634	2,203	8,825	9,971	9,541	9,146	9,196	8,596
Debt prepayment penalties	—	—	—	—	—	988	—	—	—
Stock issuance costs	—	—	—	—	914	—	—	—	—
Income (loss) from discontinued operations	—	—	(61)	—	(565)	(6,382)	(2,632)	1,896	579

Net operating income	$6,530	$6,530	$5,635	$26,239	$24,984	$21,100	$20,964	$21,641	$21,768

Liquidity and Capital Resources

Our sources of immediate liquidity primarily consist of cash flows generated from the operation of our properties, cash and proceeds that we expect will be available to us under our new $75.0 million revolving credit facility, which we intend to enter into upon completion of this offering. The cash generated from operations is primarily paid to our common stockholders in the form of dividends. As a REIT, we must generally make annual distributions to our stockholders of at least 90% of our REIT taxable income. In addition to our sources of immediate liquidity, we utilize several other forms of capital for funding our long-term liquidity requirements including our proceeds from secured mortgages and unsecured indebtedness, proceeds from equity issuances (including this offering), cash generated from the sale of property and the formation of joint ventures.

We anticipate that our primary future uses of capital will include, but will not be limited to, operating expenses, making scheduled debt service payments, funding renovations, expansions, and other significant capital expenditures for our existing portfolio of properties and, subject to the availability of attractive properties and our ability to consummate acquisitions on satisfactory terms, acquiring new assets compatible with our investment strategy. These expenditures include building improvement projects, as well as amounts for tenant improvements and leasing commissions related to re-leasing, which are subject to change as market and tenant conditions dictate. As of March 31, 2012, we had approximately $946,000 of available cash on hand. We anticipate that cash on hand and cash flows from operating activities will be sufficient to meet our short-term liquidity needs.

We intend to maintain a conservative capital structure. As of March 31, 2012, approximately 73% of our debt was fixed, long-term mortgage financing. We expect that approximately $45.2 million of the net proceeds from this offering will be used to pay down debt. As of March 31, 2012, the weighted average interest rate and term of our fixed-rate debt were 5.07% and 4.3 years, respectively. As of March 31, 2012, we had $18.7 million outstanding on our secured credit facility, yielding $6.0 million in availability. Upon completion of this offering and the application of the proceeds from this offering, our net ratio of debt-to-total enterprise value is expected to be approximately 41.0%.

Our long-term capital requirements consist primarily of maturities under our long-term mortgages and potential acquisitions. The primary sources of capital for funding our long-term liquidity requirements are our secured credit facility, proceeds from both secured mortgages and unsecured indebtedness, proceeds from equity issuances, cash generated from the sale of property, the formation of joint ventures and proceeds from our new revolving credit facility, which we intend to enter into upon completion of this offering.

We believe that, upon the completion of this offering, and as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, as a new publicly traded company, we cannot assure you that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

We believe that our current cash flows from operations, coupled with our existing credit facility or our new revolving credit facility, will be sufficient to allow us to continue operations, satisfy our contractual obligations and pay dividends to our stockholders.

Contractual Obligations

As of March 31,2012, we had the following contractual debt obligations (in thousands):

		PAYMENTS BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Secured credit facility (1)	$18,695	$—	$18,695	$—	$—
Secured debt (2)	185,002	17,211	12,869	120,472	34,450
Interest (3)	40,843	6,919	16,351	8,653	8,920
Non-cancelable operating lease payments	118	118	—	—	—

Total contractual obligations	$244,658	$24,248	$47,915	$129,125	$43,370

(1)	Our existing secured credit facility will be repaid in full with a portion of the net proceeds of this offering.
(2)

Secured debt as shown above is $408 less than total secured debt as reported in the accompanying balance sheet due to the premium recorded on above-market debt assumed in conjunction with certain of our property acquisitions.

(3)

Interest expense includes our interest obligations on our existing secured credit facility as well as all secured debt. Our existing secured credit facility is a variable-rate debt instrument, and the outstanding balance fluctuates throughout the year based on our liquidity needs. This table assumes that the outstanding balance of $18,695 and the interest rate as of March 31, 2012, of 4.75% remain constant through maturity. We also have variable-rate mortgage loans. This table assumes the total balance of $39,915 and the interest rates as of March 31, 2012 between 3.25% and 5.50% remain constant through maturity.

Consolidated Indebtedness to be Outstanding after this Offering

The following table sets forth information (in thousands) with respect to the indebtedness that we expect to have outstanding after the completion of this offering. In addition, we have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering, $60.0 million of which we expect to be available upon the closing of this offering.

DESCRIPTION	BALANCE AS OF MARCH 31, 2012		INTEREST RATE	ANNUAL DEBT SERVICE	MATURITY DATE	BALANCE AT MATURITY
Uptown Plaza - Dallas	$10,385		4.75%	$493	10/1/2013	$10,011
500 Lamar	1,697		6.00%	102	2/1/2015	1,428
Uptown Park	49,000		5.37%	2,631	6/1/2015	49,000
The Market at Lake Houston	15,675		5.75%	901	1/1/2016	15,675
Plaza in the Park	23,250		3.45%	802	1/1/2016	22,374
Cinco Ranch	9,750		3.45%	336	1/1/2016	9,382
Southbank	20,000		5.91%	1,182	6/1/2016	20,000
Bakery Square	2,316		8.00%	185	2/10/2017	—
Alpharetta Commons	12,384		4.54%	562	8/1/2018	10,910
MacArthur Pad Sites	6,674		6.17%	412	7/1/2020	5,807
Brookwood Village	7,341		5.40%	396	2/10/2022	6,133

Total / Weighted Average	$158,472	(1)	5.05%	$8,002		$150,720

(1)	The total balance as of March 31, 2012 excludes $408 of an above-market debt premium associated with debt assumed in conjunction with certain of our property acquisitions.

Description of Certain Debt

The following is a summary of the material provisions of the loan agreements evidencing our material debt to be outstanding upon the closing of this offering.

Mortgage Loan Secured by Uptown Park

Our Uptown Park property is subject to senior mortgage debt with an original principal amount of $49.0 million, which is currently held by Morgan Stanley Mortgage Capital Inc.

Maturity and Interest. The loan has a maturity date of June 1, 2015 and bears interest at a rate per annum of 5.37%. This loan requires regular interest-only payments.

Security. The loan was made to a single borrower subsidiary, and is secured by a first priority deed of trust lien on the Uptown Park property, a security interest in all personal property used in connection with the Uptown Park property and an assignment of all leases, rents and security deposits relating to the property.

Prepayment. The loan may be prepaid in whole, but not in part, subject to certain prepayment penalties.

Events of Default. The deed of trust contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events.

Mortgage Loan Secured by The Market at Lake Houston

The Market at Lake Houston property is subject to senior mortgage debt with an original principal amount of $15.7 million, which is currently held by Morgan Stanley Mortgage Capital, Inc.

Maturity and Interest. The loan has an anticipated repayment date of January 1, 2016 and bears interest at a rate per annum of 5.75%. This loan requires regular payments of interest only prior to the anticipated repayment date.

Security. The loan was assumed by a single borrower subsidiary, and is secured by a first priority deed of trust lien on The Market at Lake Houston property, a security interest in all personal property used in connection with The Market at Lake Houston property and an assignment of all leases, rents and security deposits relating to the property.

Prepayment. The loan may be voluntarily prepaid in whole, but not in part, subject to a prepayment penalty.

Events of Default. The deed of trust contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events.

Mortgage Loan Secured by Plaza in the Park

Our Plaza in the Park property is subject to senior mortgage debt with an original principal amount of $23.3 million, which is currently held by MetLife Bank, N.A.

Maturity and Interest. The loan has a maturity date of January 1, 2016 and bears interest at a rate per annum of 3.45%. This loan currently requires regular interest payments, and will, in the future, require regular payments of principal and interest.

Security. The loan was made to a single borrower subsidiary, and is secured by a first priority deed of trust lien on the Plaza in the Park property, a security interest in all personal property used in connection with the Plaza in the Park property and an assignment of all leases, rents and security deposits relating to the property.

Prepayment. The loan may not be prepaid prior to January 1, 2013, at which time the loan may be voluntarily prepaid in whole, but not in part, subject to a prepayment penalty.

Events of Default. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events.

Mortgage Loan Secured by Southbank

Our Southbank property is subject to senior mortgage debt with an original principal amount of $20.0 million, which is currently held by Bank of America, N.A.

Maturity and Interest. The loan has a maturity date of June 1, 2016 and bears interest at a rate per annum of 5.91%. This loan requires regular interest-only payments.

Security. The loan was made to a single borrower subsidiary, and is secured by a first priority deed of trust lien on the Southbank property, a security interest in all personal property used in connection with the Southbank property and an assignment of all leases, rents, and security deposits relating to the property.

Prepayment. The loan may be voluntarily prepaid prior to the maturity date in whole, but not in part, subject to a prepayment fee equal to the greater of 1% of the outstanding principal balance and customary yield maintenance. There is no prepayment fee during the last three months of the term.

Events of Default. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events.

Revolving Credit Facility

A group of lenders for which PNC Capital Markets LLC will act as sole lead arranger and sole bookrunner and its affiliate will act as administrative agent have provided commitments for an unsecured revolving credit facility allowing borrowings of up to $75.0 million, which will replace our existing credit facility. We expect the revolving credit facility to have a term of three years. We also expect the revolving credit facility to have an accordion feature that may allow us to increase the availability thereunder by $75.0 million to $150.0 million. We intend to use this revolving credit facility for general corporate purposes, including debt financing, property acquisitions, new construction, renovations, expansions, tenant improvement costs and equity investments (as and to the extent permitted in the credit agreement). We expect to have approximately $60.0 million available to us under the credit facility upon closing of this offering based on the value of our unencumbered asset pool.

The revolving credit facility is expected to bear interest at the rate of the London Interbank Offered Rate, or LIBOR, plus a margin of 205.0 basis points to 275.0 basis points, depending on our leverage ratio. The amount available for us to borrow under the facility at any given time will be subject to the lesser of the unencumbered asset property value at such time, the maximum commitment amount at such time or an amount that results in a debt service coverage ratio for the four preceding calendar quarters of less than 1.50 to 1.0.

Our ability to borrow under this revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, including a maximum leverage ratio, a minimum fixed charge coverage ratio, a maximum recourse debt ratio, a minimum net worth and maximum dividend payout ratio. We also covenant that certain changes in our executive management team will not occur unless the departing executive management team member is replaced by a party reasonably acceptable to the administrative agent within 90 days of such departure. Additionally, it will constitute an event of default under the revolving credit facility if we default on any of our other indebtedness that equals or exceeds $1.0 million, including any indebtedness we have guaranteed.

The commitments are subject to closing conditions that are expected to include, among other things, satisfactory review by lenders of appraisals, environmental reports, engineering reports, successful completion of this offering, absence of a material adverse effect, payment of fees, and the negotiation, execution and delivery of definitive documentation satisfactory to the lenders. There can be no assurance that all of the closing conditions will be satisfied.

Cash Flows

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011

Cash flows provided by (used in) operating activities, investing activities and financing activities for the three months ended March 31, 2012 and 2011, are as follows (in thousands):

	Three months ended March 31,
	2012	2011
Operating activities	$1,507	$2,659
Investing activities	$(1,595)	$4,032
Financing activities	$(16)	$(6,637)

Operating Activities. The primary driver of the decrease in operating cash flows was a decrease in cash inflows from receivables of $1.2 million resulting from the receipt of escrow deposits in the first quarter of 2011 associated with debt refinancing closed in 2010. We refinanced two of our neighborhood and community shopping centers in December 2010 and received full reimbursement of our escrow accounts in January 2011.

Investing Activities. The primary driver of the decrease from cash inflows from investing activities in the first quarter of 2011 to cash outflows in the first quarter of 2012 was a decrease of $9.4 million in cash received from deposits held by a qualified intermediary. This decrease was partially offset by a $4.7 million reduction of cash outflows used for the acquisition of The Market at Lake Houston during the first quarter of 2011.

Financing Activities. The primary driver of the decrease in cash outflows from financing activities was an increase in proceeds from notes payable resulting from the financing of one of our single-tenant properties in March 2012 and an increase in draws under our secured credit facility.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Operating activities	$16,496	$9,678
Investing activities	$(18,029)	$1,397
Financing activities	$1,928	$(11,487)

Operating Activities. The primary driver of the $6.8 million increase in operating cash flows was an increase in operating income from continuing operations exclusive of non-cash depreciation and amortization, gains on debt extinguishment and impairments recorded in 2011 as well as an increase in proceeds from the sale of real estate acquired for resale of $2.5 million in 2011 compared to $886,000 in 2010. Additionally, we benefitted from favorable changes in working capital accounts. Cash inflows from receivables increased by approximately $2.7 million due to the escrow reimbursements associated with our debt refinancings in December 2010 as well as the timing of our common area maintenance reimbursements. We refinanced two of our grocery-anchored shopping centers in December 2010 and received full reimbursement of our escrow accounts in January 2011.

Investing Activities. During the year ended December 31, 2011, the increase in cash flows used in investing activities of $19.4 million was driven primarily by the acquisition of three properties for an aggregate of $21.6 million and an increase in capital improvements and loans to affiliates of approximately $2.5 million and $1.1 million, respectively, compared to amounts spent in 2010. These increases in investing outflows were partially offset by receipt of cash of $9.4 million that was on deposit with a qualified intermediary and additional receipt of payments of notes receivable of $1.1 million.

Financing Activities. During the year ended December 31, 2011, cash flows provided by financing activities increased primarily due to borrowings of $10.6 million for the acquisition of Brookwood Village and $5.4 million for the acquisition of Alpharetta Commons, lower dividend payments as a result of our 20% reduction in our dividend rate beginning in July 2010 and a decrease in payments on our notes payable and our existing secured credit facility.

Off-Balance Sheet Arrangements

As of March 31, 2012, none of our off balance sheet arrangements had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures. We own interests in eight unconsolidated advised funds which are accounted for under the equity method as we exercise significant influence over, but do not control, the investee. We have made loans to some of these affiliates as discussed above under “Investing Activities.”

Seasonality

Our business has not been nor do we expect it to become subject to material seasonal fluctuations.

Geographic Concentration

Our properties are located in four states; however, as of March 31, 2012, approximately 88% of the aggregate GLA and 91% of the total annualized base rent of our properties was located in the Houston, Dallas, San Antonio and Austin MSAs.

Inflation

Inflation has not had a material effect on our income from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. The majority of our leases provide for reimbursement of actual real estate taxes, insurance and common area maintenance expenses. In addition, many of our leases provide for fixed base rent increases. We believe that inflationary increases may be partially offset by such contractual rent increases and expense reimbursement provisions in our leases. However, some of our leases have caps on the amount of common area maintenance costs that tenants are required to reimburse. Additionally, due to the long-term nature of the leases, the fixed base rent increases may not occur frequently enough to fully cover inflation. We expect that increases in tenant sales volumes due to inflation as well as increases in the Consumer Price Index may contribute to capital appreciation of our properties. These factors, however, also may have an adverse impact on the operating margins of the tenants of the properties.

OUR INDUSTRY AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this section has been obtained from Reis, Nielsen, and/or the U.S. Census Bureau and other industry sources where specifically noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. Any forecasts included in this section are based on various assumptions, all of which are subject to change without notice. In addition, the projections obtained from Reis and Nielsen that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. As a result, Reis and Nielsen do not and will not have any liability or responsibility whatsoever for any market data and industry forecasts and projections that are contained in this prospectus or otherwise disseminated in connection with the offer or sale of our Class B common stock. If you purchase our Class B common stock, your sole recourse for any alleged or actual inaccuracies in the forecasts and projections used in this prospectus will be against us.

Industry Overview

With estimated annual revenue of approximately $4.2 trillion in 2011, the retail sector is the largest sector in the U.S. economy and represents approximately 27.4% of U.S. GDP, according to the Bureau of Economic Analysis in the U.S. Department of Commerce. We believe that the vast majority of such revenue is derived from sales at retail shopping centers. According to ICSC, at the end of 2011 there were an estimated 109,000 shopping centers in the U.S. representing over seven billion square feet of aggregate GLA.

Retail shopping centers are traditionally categorized as one of four types: neighborhood shopping centers, community shopping centers, regional malls and super regional malls. These centers are distinguished by various characteristics, including size, the number and type of anchor tenants, the distance and travel time from consumers’ homes, the types of products sold and the demographic characteristics of the customer base. Our business focuses on high-quality neighborhood and community shopping centers, which are located in high-traffic, densely populated, affluent areas with high barriers to entry.

Macroeconomic and Retail Fundamentals

After nearly two years of deteriorating fundamentals in the U.S. economy and retail industry, economic and retail reports in early 2011 began to point to stabilization and an improving outlook. In September 2010, the National Bureau of Economic Research declared the longest post-World War II recession to be over after the U.S. economy posted two consecutive quarters of GDP growth in the third and fourth quarters of 2009. While the rate of GDP growth has been moderate and inconsistent, the U.S. economy has recently experienced real GDP growth, with real GDP up 3.8% year-over-year in the fourth quarter of 2011, according to the Bureau of Economic Analysis.

The U.S. unemployment rate, which peaked in the first quarter of 2010 at 10.6%, has since declined to 8.3% as of February 2012. Consumer confidence, an important driver of retail sales, has rebounded from a low of 25.3 in February 2009 to 71.6 in February 2012. Retail sales bottomed in the first quarter of 2009 and have consistently improved since, with recent reports showing year-over-year increases in sales. Specifically, in the fourth quarter of 2011, retail sales rose 6.8% year-over-year, and from April 2009 to December 2011 retailers experienced 11 straight quarters of positive total sales growth.

Against a firming economic backdrop and a more robust retail sales environment, retail real estate fundamentals are improving. According to REIS, occupancy rates have stabilized or risen in most markets and rents in many markets have leveled off or begun to inch upwards. The national retail vacancy and rental rates were 11.0% and $16.51 at the end of December 2011, respectively. REIS projects national rental rates to increase to $18.16 by 2015 and national vacancy rates to decline to 9.5% by 2015.

Texas Overview

We believe that Texas’ favorable demographics, robust job growth, and large and diverse economy make it a highly attractive market for real estate investors. Texas has historically outperformed the national averages of population and job growth, and we expect future outperformance given the state’s business-friendly policies and its location near large ports of trade. We believe this strong economic environment, as well as expectations for limited new supply of commercial real estate, will support appreciation in the value of our properties and increased cash flows in future years.

According to the U.S. Census Bureau, Texas is the second largest state in the U.S. by population (behind California). Texas’ population had an average annual growth rate of 1.9% between 2000 and 2010, significantly greater than the U.S. average annual growth rate of 0.9%.

The Texas economy produced $1.27 trillion in goods and services in 2011, making it the 14th largest economy in the world. Additionally, Texas GDP experienced growth of 2.4% during 2011 compared to national GDP growth of 1.6% during the same period.

Texas benefits from a mature and diverse economy. In 2011, Texas was home to 51 Fortune 500 firms, third behind California and New York for the highest concentration in any one state. Based on total employment, the largest economic sectors are transport and utilities (including energy), government (including defense), education and healthcare, professional and business services, and leisure and hospitality. In 2011, Texas was ranked as the number one state in the U.S. in terms of export revenues for the tenth year in a row, with exports totaling $249.8 billion for the year. Top exports included petroleum and coal products, chemicals, computers and electronic products, non-electrical machinery, and transportation equipment.

The Texas economy exhibited resilience during the recent economic downturn and is currently outperforming various macroeconomic indicators. As of February 2012, the unemployment rate for Texas was 7.1%, compared to the national average of 8.3%. Additionally, the Texas region’s Consumer Confidence Index score of 90.2 at the end of February 2012 was significantly higher than the overall U.S. index score of 71.6. A relatively low unemployment rate and strong consumer confidence provide a strong base to support retail sales and retail real estate fundamentals.

In addition to favorable macroeconomic factors, Texas also benefits from a limited supply of new commercial real estate, as new construction deliveries have dropped to nearly zero due to the difficulty of obtaining construction financing. Within Houston, Dallas, San Antonio and Austin, four of our core markets, new construction deliveries in the fourth quarter of 2011 accounted for less than one-half of one percent of total existing inventory. We believe these supply-side constraints will be followed by strengthening retail real estate fundamentals, which should stabilize vacancy levels, support positive net absorption and drive long-term rent growth in our core Texas markets.

Our Core Markets

Our core markets represent five of the top population and job growth markets in the United States. Set forth below is a description of our core markets of Houston, Dallas, San Antonio, Austin and Atlanta.

Houston

Economy. The economic center of Houston is defined as the Houston-Sugar Land-Baytown MSA (“Houston”). With a recorded population of 5.9 million as of year-end 2010, Houston is the second largest MSA in Texas and the sixth largest in the United States. Houston’s population had an average annual growth rate of 2.3% between 2000 and 2010, significantly greater than the U.S. average annual growth rate of 0.9%.

Houston’s economy is well diversified with no sector other than transportation and utilities (including energy) accounting for more than 20% of the area’s total employment. Houston’s economy includes energy, manufacturing, aeronautics, transportation and healthcare. Houston is the headquarters for 22 Fortune 500 companies, which is the second highest concentration in any one U.S. city, behind New York City. Houston is also home to the nation’s second-largest port (Port of Houston), enabling it to benefit from continued growth in global trade. In 2010, the Houston economy produced $353.3 billion in goods and services.

Houston’s economy demonstrated significant resilience in the most recent economic downturn. The unemployment rate was 7.2% as of February 2012, compared to the national average of 8.3%. Houston also benefits from a relatively affluent population, with average per capita income of $46,570 in 2009, 13.0% above the national average of approximately $41,223. Moreover, the 3 mile radius surrounding AmREIT’s Houston assets has an average household income of $105,500. We believe Houston’s robust economy and its affluent and growing population make it one of the most attractive markets in the U.S. for retail real estate.

Retail Market. The Houston community and neighborhood shopping center retail market consisted of over 84.2 million square feet of GLA as of the end of 2011. Despite the challenging economic environment facing the nation’s retail real estate markets, the Houston market has fared somewhat better than other retail real estate markets. Effective rent was $13.59 in the fourth quarter of 2011 and is projected to reach $14.99 in 2015. During the fourth quarter of 2011, the vacancy rate in Houston was 13.0%, and REIS projects the vacancy rate to decline to 12.6% in 2012 and to 11.6% by 2015. REIS also projects limited increase in supply from new completions during 2012. There were 467,000 square feet of space completed in 2011 and the average amount expected to be completed in the next four years is 842,750 square feet, compared to the 2.2 million square feet of completions in 2007. We believe the limited completions will assist the recovery in real estate fundamentals. Additionally, we believe that projected completions in the Houston area generally involve property types and locations that are not competitive with our properties.

Comparison of AmREIT’s Houston Submarkets to Total Houston Submarkets. The table below illustrates certain key characteristics of our submarkets compared to other Houston submarkets as of December 31, 2011.

Dallas

Economy. The Dallas economic center is defined as the Dallas-Fort Worth-Arlington MSA (“Dallas”). With a population of 6.4 million as of 2010, Dallas is the largest MSA in Texas, and the fourth largest in the U.S. Dallas’ population had an average annual growth rate of 2.1% between 2000 and 2010, significantly greater than U.S. average annual growth rate of 0.9%.

Dallas has a diverse economy with a number of multinational companies headquartered within its city limits, including AT&T, Texas Instruments, and Southwest Airlines. Dallas is also home to the fourth largest airport in the nation and the eighth largest in the world (Dallas Fort Worth) as measured by total passenger volume per Airports Council International. Based on total employment, the largest economic sectors are transportation and utilities (including energy), professional and business services, government services (including defense) and education and healthcare.

While the Dallas economy suffered weakness during the recent downturn, it proved extremely resilient and is rebounding faster than that of the rest of the country as evidenced by its unemployment rate of 7.1% as of February 2012, compared to the national average of 8.3%. Dallas has an affluent population with an average per capita income of $41,764, which is above the national average of $41,223. Moreover, the three-mile radius surrounding AmREIT’s Dallas assets has an average household income of $83,463.

Retail Market. The Dallas community and neighborhood shopping center retail market consisted of over 56.4 million square feet of GLA as of the end of 2011. While market conditions were affected by the recent economic downturn, recent figures point to stabilization and an improvement in real estate fundamentals. Between the end of 2008 and mid-2010, rental rates declined 3.8% from $14.55 per square foot to $13.99 per square foot. Rental rates have since increased slightly and are expected to post increasingly larger gains from 2012 to 2015. The market had positive net absorption of 627,000 square feet during the third and fourth quarters of 2011, marking the first time net absorption has been positive in two consecutive quarters since late 2009. The vacancy rate was down 20 basis points to 14.7% in the fourth quarter of 2011. Construction increased slightly in the fourth quarter of 2011 when 601,000 square feet came online, more than all of 2009 and 2010 combined. Construction is expected to remain low for the next few years, which should support a continuing recovery in vacancy.

Comparison of AmREIT’s Submarkets to Total Dallas Submarkets. The table below illustrates certain key characteristics of our submarkets compared to other Dallas submarkets as of December 31, 2011.

(1)

As of March 31, 2012, we have signed a lease with Michael’s that will commence in the third quarter of 2012 for an additional 26,127 square feet and $385,373 in additional annualized base rent, which is not included in the table above as rent has not yet commenced and the tenant has not occupied the space.

San Antonio

Economy. The economic center of San Antonio is defined as the San Antonio-New Braunfels MSA (“San Antonio”), which has a population of 2.1 million as of year-end 2010. San Antonio is known for its strong tourism sector, which is one of its main economic drivers. In addition to tourism, the city also benefits from sizable government (including defense), transport and utilities (including energy) and education and healthcare sectors. San Antonio is home to one of the largest defense industries in the United States, employing around 90,000 individuals and generating over $5 billion in revenue per year. Between 2000 and 2010, San Antonio’s population had an average annual growth rate of 2.3%, compared to the U.S. average annual growth rate of 0.9%.

San Antonio’s economy has rebounded faster than the national average. The unemployment rate in San Antonio as of February 2012 was 6.8%, significantly lower than the national average of 8.3%. In November 2009, Forbes Magazine ranked San Antonio second in its list of the fastest growing economies in the U.S. In early 2010, the Brookings Institute cited San Antonio as a top economic performer due to the city’s economic and business strength and its reputation as a great place to live. We believe San Antonio’s status as a high-growth economy and its significant exposure to government institutions make the area one of the best in the country for retail real estate.

Retail Market. The San Antonio community and neighborhood shopping center retail market consisted of over 28.7 million square feet of GLA as of the end of 2011. Rental rates in San Antonio were $13.09 per square foot at the end of 2011, and are expected to rise 10.3% by 2015, reaching $14.44. Net absorption has been positive for six consecutive quarters, and totaled 303,000 square feet for all of 2011. The pace of absorption may slow in 2012, but is expected to exceed the rate of 2011 in 2013 and 2014. The vacancy rate seemingly peaked in the second quarter of 2011 at 12.3% and has since fallen 40 basis points to 11.9%. Slowing absorption may keep the vacancy rate flat in 2012, but further decreases are projected for 2013 and 2014. After an expected dip in completions during 2012, construction activity should gradually increase in subsequent years. However, we believe that the projected completions in San Antonio generally involve property types and locations that are not competitive with our properties.

Comparison of AmREIT’s Submarkets to Total San Antonio Submarkets. The table below illustrates certain key characteristics of our submarkets compared to other San Antonio submarkets as of December 31, 2011.

Austin

Economy. The economic center of Austin is defined as the Austin-Round Rock MSA (“Austin”). With a recorded population of 1.7 million as of year-end 2010, Austin is the fourth largest MSA in Texas. Austin’s population had an average annual growth rate of 3.1% between 2000 and 2010, significantly greater than U.S. average annual growth rate of 0.9%.

Austin is a major economic center for technology, pharmaceutical and biotechnology companies. In addition, Austin has strong government and transport and utilities sectors (including energy). The unemployment rate in Austin was 6.1% as of February 2012, which was significantly lower than the U.S. unemployment rate of 8.3%. Between year-end 2009 and year-end 2011, Austin added 29,530 jobs, or the equivalent of 3.9% growth in employment.

Retail Market. The Austin neighborhood and community shopping center retail market consisted of over 20.2 million square feet of GLA as of the end of 2011. Before the recent economic downturn, the Austin neighborhood and community shopping center market experienced an average annual rental growth of approximately 3.9% between 2006 and 2008. Although average rental rates declined slightly during 2011, REIS projects Austin rental growth of 1.2% in 2012 and an average rental growth of approximately 2.8% between 2012 and 2015. As of the fourth quarter of 2011, the vacancy rate was 7.7%, which is significantly lower than the U.S. average vacancy rate of 11.0%. According to REIS, Austin is one of the few retail markets to have experienced positive net absorption during the recent economic downturn. In addition, with no new completions in 2011, just 38,000 square feet is expected to be completed in 2012. Despite the dearth of new supply, net absorption is expected to remain only marginally positive in 2012, putting slight upward pressure on vacancies. Net absorption is expected to reach only 9,000 square feet in 2012, with vacancies inching up to 7.8%. Absorption should rise significantly through 2015, but further vacancy rate movements may be mixed given a sizeable increase in expected completions during the same time period.

Comparison of AmREIT’s Submarkets to Total Austin Submarkets. The table below illustrates certain key characteristics of our submarkets compared to other Austin submarkets as of December 31, 2011.

Atlanta

Economy. The economic center of Atlanta is defined as the Atlanta-Sandy Springs-Marietta, Georgia MSA (“Atlanta”). With a recorded population of 5.3 million in 2010, Atlanta is a major economic center in the Southeast and is the most populous city in the state of Georgia. Between 2000 and 2010 Atlanta’s population had an average annual growth rate of 2.2%, compared to the U.S. average annual growth rate of 0.9%. Atlanta is the third largest economic center in the Southeast as measured by population, placing it just behind the Miami-Fort Lauderdale and Washington-Arlington-Alexandria MSAs.

Atlanta’s economy benefits from its role as a major transportation and distribution hub. Atlanta’s geographic positioning in the Southeast allows distributors to access major markets throughout the Southeast and Mid-Atlantic regions within a day. The Atlanta MSA has transportation infrastructure composed of interstate highways, public transportation and an international airport, and the area is one of the few U.S. cities where three interstate highways converge (Interstate Highways 20, 75 and 85). The Atlanta MSA also is served by Interstate 285, an interstate highway that encircles the metropolitan area and provides the city with a “spoke-and-wheel” design for its interstate network.

In addition to trade, transport and utilities, Atlanta also benefits from its robust professional and business services, government and education and healthcare sectors. Atlanta has one of the most favorable business environments nationwide in terms of taxes and other business costs, which are expected to benefit the local economy in the long term. According to Fortune Magazine’s Fortune 500 ranking of America’s largest corporations in 2011, there are a total of ten Fortune 500 companies headquartered in Atlanta, which ranks the city fourth in the U.S.

Retail Market. The Atlanta community and neighborhood shopping center retail market consisted of over 81.2 million square feet of GLA as of the fourth quarter of 2011. The vacancy level stood at 14.4% at year end, down 10 basis points from its cyclical high of 14.5% in the third quarter of 2011. Despite the minor improvement in vacancies, demand is still not sufficient enough for landlords to reverse rent declines. Effective rents fell 0.1% in the fourth quarter to $14.89 per square foot, capping off a year in which rents fell 0.7%. REIS projects that effective rents will begin to climb again in 2012, rising 1% for the year and seeing progressively larger gains in each subsequent year. Rent growth in 2012 will be a function of returning demand and minimal new supply coming online. Occupied stock is expected to increase by 75,000 square feet in 2012 after declining by 49,000 in 2011, the fourth consecutive year in which net absorption was negative. New construction should total roughly 36,000 square feet in 2012, slightly above the 35,000 square feet added in 2010 but below 2011’s total and well below the pace of completions seen throughout the 2000s. The metro vacancy rate is expected to stagnate a bit over the next two years but should show substantial decreases beyond 2013 when demand starts to outstrip new supply by a sizeable margin.

Comparison of AmREIT’s Submarkets to Total Atlanta Submarkets. The table below illustrates certain key characteristics of our submarkets compared to those of other Atlanta submarkets as of December 31, 2011.

BUSINESS AND PROPERTIES

Overview

We are a full-service, vertically integrated and self-administered REIT that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with significant barriers to entry. Our shopping centers are often anchored by strong national and local retailers, including supermarket chains, drug stores and other necessity-based retailers. Our remaining tenants consist primarily of specialty retailers and national and local restaurants. Our portfolio is predominantly concentrated in the affluent, high-growth submarkets of Houston, Dallas, San Antonio, Austin and Atlanta, which represent five of the top population and job growth markets in the United States. Going forward, we intend to continue to acquire high-quality, well-located properties in these densely populated, affluent submarkets with high barriers to entry and to pursue acquisitions in similar submarkets of major U.S. cities with characteristics comparable to those of our core markets.

As of March 31, 2012, our portfolio consisted of 29 wholly-owned properties with approximately 1.2 million square feet of GLA, which were approximately 96% leased with a weighted average remaining lease term of 5.2 years. Our neighborhood and community shopping centers accounted for approximately 91% of our annualized base rent as of March 31, 2012, with our single-tenant retail properties accounting for the remaining 9% of our annualized base rent. In addition to our wholly-owned properties, we manage and have varying minority ownership interests in eight real estate funds that own properties in our core markets, including five high net worth advised funds and three institutional joint ventures, which we collectively refer to as our advised funds. As the sole owner of the general partner of each of the high net worth advised funds, and as the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. If these properties meet our investment criteria, we may acquire these assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint venture partners pursuant to contractual buy-sell rights or rights of first offer, as applicable. See “– Acquisition Process from Advised Funds.” As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties with approximately 2.2 million square feet of GLA and an undepreciated book value of over $451 million. We believe that seven of these properties, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria.

We have been in business for 28 years and through our ownership, operation, development and re-development of retail properties in 23 states during this time, we have gained significant experience, long-standing relationships and deep knowledge of our markets and submarkets. Each member of our senior management team, consisting of H. Kerr Taylor, our chairman, president and chief executive officer, Chad C. Braun, our executive vice president, chief financial officer, chief operating officer, treasurer and secretary, Tenel H. Tayar, our senior vice president and chief investment officer, Charles Scoville, our senior vice president and director of leasing/property management, and Brett Treadwell, our managing vice president – finance and chief accounting officer, has over 16 years of real estate industry experience through several real estate, credit and retail cycles. Including our senior management team, we employ 42 individuals across all areas of real estate operations who have been integrally involved in the acquisition, financing, leasing, management, development and redevelopment of our portfolio and the portfolios of our advised funds. Upon completion of this offering, our senior management team will own an aggregate of approximately 7.7% of our outstanding shares of Class A and Class B common stock, which we believe aligns their interests with those of our stockholders.

We are a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes and have been a reporting company with the SEC since 1995. In addition, two of our advised funds are subject to SEC reporting obligations.

Operating History

We have been in business for 28 years and have owned, operated, acquired, developed and redeveloped retail properties in 23 states. From 1985 to 2000, companies led by Mr. Taylor, including AmREIT and its predecessors, acquired and developed mainly single-tenant retail properties across the United States, including in markets in California, Colorado, Georgia, Illinois, Kansas, Louisiana, Maryland, Minnesota, Missouri, New Mexico, New York, North Carolina, Oregon, Tennessee, Texas, Utah and Virginia.

In 1995, we began investing in multi-tenant shopping centers, and in 2000, we refined our investment strategy to focus on total investor returns and value creation with less emphasis on current yield. We began to accumulate multi-tenant shopping centers in high-barrier in-fill locations with strong demographics, taking advantage of population growth and increased affluence in Houston, Dallas, San Antonio and Austin and leveraging our expertise in Texas and our experienced property management team. Since 2000, we have recycled capital by selectively disposing of single-tenant retail properties located outside of our core markets and redeploying the proceeds into high-quality multi-tenant shopping centers in our core markets. As a result of this focused capital recycling strategy, as of March 31, 2012, we owned approximately 1.1 million square feet of multi-tenant shopping centers and approximately 134,000 square feet of single-tenant retail properties, with our multi-tenant shopping centers comprising approximately 91% of our annualized base rent, and our single-tenant retail properties comprising the remaining 9% of our annualized base rent.

Over the past 28 years, AmREIT and its predecessors have raised, sponsored and managed 20 advised funds targeting third-party equity capital, 12 of which have since been fully liquidated. With respect to the remaining eight advised funds, as of March 31, 2012, we managed three institutional joint ventures and five high net worth advised funds, which owned an aggregate of 2.2 million square feet of retail shopping center space. Our institutional partners in the joint ventures are J.P. Morgan Investment Management and AEW Capital. Through our sponsorship, our advised funds have raised approximately $250 million of equity capital which has been invested in high-quality retail centers and mixed-use developments.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from other owners and operators of retail real estate and will enable us to take advantage of numerous internal and external growth opportunities:

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High-Quality Portfolio with Strong Real Estate Fundamentals and Attractive Demographic Profile. We own and operate a high-quality portfolio of 29 retail centers that we believe yield premium rents and occupancy rates due in part to high population densities and high per capita income levels in our properties’ submarkets. According to Nielsen, the average population within a three-mile radius of our properties is 108,539 and the average household income within a three-mile radius of our properties is $99,208, which we believe are superior to our peers. In addition, our properties are located in areas that we believe have high barriers to entry for competitive retail centers, including high land prices and a limited supply of developable land. We believe the strong demographic trends for the submarkets in which our properties are located, combined with the high quality of our properties, will allow us to continue to achieve higher occupancy rates and higher annualized base rents than those achieved by similar properties in less desirable locations.

Specifically, we believe that the demographic characteristics of our submarkets make our properties desirable to potential tenants, and that the quality and location of our assets generate significant consumer traffic, lessening our reliance on traditional big box and junior anchor tenants that typically pay lower average annual base rents. As a result, our anchor tenants are primarily premier grocers, restaurants and pharmacies attracted by the demographic characteristics of our submarkets and the high quality of our assets.

Consequently, our tenant base is more heavily weighted towards smaller stores, with an average lease of approximately 4,800 square feet and anchor tenants representing only 39% of our leased GLA. The table below illustrates, as of March 31, 2012, the rental rates and occupancy levels for shopping center space in the Houston, Dallas, San Antonio, Austin and Atlanta submarkets in which we operate compared to the other Houston, Dallas, San Antonio, Austin and Atlanta submarkets.

	AMREIT SUBMARKETS (1)	NON-AMREIT SUBMARKETS (2)
Houston
Asking rents	$18.14	$15.23
Occupancy	87.8%	86.8%
Dallas
Asking rents	$17.35	$15.52
Occupancy	89.5%	85.3%
San Antonio
Asking rents	$16.26	$14.34
Occupancy	89.2%	87.7%
Austin
Asking rents	$19.93	$20.19
Occupancy	94.4%	91.1%
Atlanta
Asking rents	$20.88	$16.00
Occupancy	84.8%	85.8%

Source: Reis

(1)

Represents the submarkets in which we own shopping centers; Houston (Innerloop Northwest, Woodlands/Far North and West/Katy Freeway); Dallas (Oaklawn and Irving); San Antonio (North/North Central); Austin (Central/Downtown Austin); and Atlanta (Central Business District/Midtown/Buckhead and Sandy Springs/North Fulton).

(2)	Represents all submarkets in the specified city in which we do not have a presence.

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Strong Internal Growth Prospects Through Significant Positive Re-leasing Spreads. We believe that our properties will generate increased cash flow as leases expiring in the near term are renewed or space is re-leased, including the leases expiring in 2012 and 2013, which represent 8% and 12%, respectively, of our annualized base rent as of March 31, 2012. From January 2007 to December 2011, we were able to increase rental rates an average of 5.7% upon renewal of existing leases and an average of 5.4% upon signing new leases. This rental rate growth has slowed recently as a result of the economic downturn. Changes in rental rates upon renewal of existing leases and the signing of new leases increased 3% and 9%, respectively, for the 12 months ended December 31, 2011 and increased 2% and 4%, respectively, for the three months ended March 31, 2012. Despite recent slowed growth in rental rates related to the renewal of existing leases, we believe that our annualized base rents generally are below current market rates for comparable properties within our submarkets and that over the long term, this dynamic will provide us with the opportunity for significant positive re-leasing spreads and increased cash flow. In addition, our portfolio achieved same store net operating income growth of approximately 2% in the first quarter of 2012 when compared to the first quarter of 2011, which we believe positions us favorably in relation to other public retail REITs. We believe that the smaller tenants in our portfolio not only support attractive average annual base rents but also provide us with a deep roster of potential tenants at our properties, supporting our ability to realize positive re-leasing spreads and more predictable and sustainable cash flows. We believe that the depth of our potential tenant base is evidenced by the fact that, at its lowest point in 2009, our occupancy did not drop below 91% in spite of our relatively higher concentration of in-line tenants.

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Access to a Pipeline of Acquisition Opportunities. Our advised funds provide us with access to a pipeline of acquisition opportunities in our premier densely populated and affluent submarkets. As of the date of this prospectus our advised funds held all or a portion of the ownership interests in 18 properties with approximately 2.2 million square feet of GLA and an undepreciated book value of over $451 million. We believe that seven of these properties, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria. As the sole owner of the general partner of each of the high net worth advised funds and the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. For example, we completed the acquisition of The Market at Lake Houston from two of our advised funds in February 2011 and, in the future, may purchase additional properties from our advised funds to the extent they meet our investment criteria. We believe that our experience as the current manager of these properties will mitigate potential integration risk upon acquisition. In addition, we believe our relationships with our existing institutional joint venture partners J.P. Morgan Investment Management and AEW Capital will provide us with critical market intelligence, future acquisition opportunities and other potential joint venture partners.

If the properties in our advised funds meet our investment criteria, we may acquire the assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint venture partners pursuant to contractual buy-sell rights or rights of first offer, as applicable. See “– Acquisition Process from Advised Funds.” Our board of directors has adopted a policy pursuant to which any acquisition from one of our high net worth funds will be completed at fair market value of the property, as determined by an independent appraisal process.

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Established Platform with Localized Expertise. During the company’s 28 years in commercial real estate, our senior management team has developed long-standing industry, corporate and institutional relationships and extensive knowledge of our core markets and submarkets and of the shopping centers within such markets. We employ 42 individuals across all areas of real estate operations who have been integrally involved in the acquisition, financing, leasing, management, development and redevelopment of our portfolio and the portfolios of our advised funds. We believe that our in-depth market knowledge and extensive network of relationships with real estate owners, developers, brokers, national and regional lenders and other market participants provide us with access to an ongoing source of attractive acquisition and investment opportunities in our core markets. Consistent with our focus on local market knowledge and relationships, we established an Atlanta office in July 2011, to provide operational support to our two properties acquired in 2011 and to further develop our relationship network and acquisition pipeline outside of Texas. We are currently in discussions regarding a number of acquisition opportunities in our core markets that we have identified through this network of relationships. In particular, we are evaluating two properties, with an aggregate of approximately 269,000 square feet of GLA and an estimated aggregate purchase price of $60 million, that we believe meet our investment criteria, all of which were sourced through this network of relationships. In addition, we have an extensive network of relationships with national, regional and local tenants in our markets, many of which are current tenants in our properties, which we expect will enhance our ability to retain and attract high-quality tenants, facilitate our leasing efforts and provide us with opportunities to increase occupancy and rental rates at our properties, thereby allowing us to maximize cash flows from our properties.

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Experienced Senior Management Team with Significant Ownership. Each member of our senior management team, which is led by Mr. Taylor, has more than 16 years of commercial real estate industry experience through several real estate, credit and retail cycles. Our senior management team has worked at AmREIT for an average of approximately 13 years, during which time they have operated our existing portfolio and executed our investment strategy overseeing more than 4.5 million square feet of retail property acquisitions, 1.1 million square feet of retail property dispositions and 1.0 million square feet of retail property development in our core markets, including the acquisition, financing, leasing, management and/or redevelopment of substantially all of the properties in our portfolio. In addition, many of our other real estate professionals have worked at AmREIT alongside our senior management team for several years. Collectively, our senior management team and real estate professionals have significant experience in all aspects of the commercial real estate industry. In addition, since we have been a reporting company with the SEC since 1995, our senior management team has significant experience operating a public company. Furthermore, upon the completion of this offering, our senior management team will own an aggregate of approximately 7.7% of our outstanding shares of Class A and Class B common stock, which we believe aligns their interests with those of our stockholders.

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Conservative Capital Structure Poised for Growth. Upon completion of this offering and the application of the net proceeds of this offering, we expect to have a ratio of debt-to-total enterprise value of approximately 41.0%, with approximately $158.5 million of debt outstanding with only $10.4 million in debt maturing prior to 2015. Going forward, we expect to target a ratio of debt-to-total enterprise value of no more than 45%. In addition, we have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering, $60.0 million of which we expect will be available to us upon consummation of this offering, and which, together with our available cash, should provide us with a significant amount of capital to pursue our growth strategies. We believe that this conservative capital structure will provide us with significant financial flexibility to fund future growth.

Our Business and Growth Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at existing properties, consummating acquisitions in our core markets and in other strategic markets, and selectively pursuing strategic development and redevelopment opportunities. We intend to achieve this objective by executing the following business and growth strategies:

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Increase Scale by Capitalizing on Acquisition Opportunities. We intend to continue to focus on growing our portfolio through strategic acquisitions of high-quality properties that are well-located in their submarkets. We believe that properties located in the most prominent retail districts of high-barrier-to-entry markets will experience greater value appreciation, greater rental rate increases and higher and more stable occupancy rates than similar properties in less prominent locations of high-barrier-to-entry markets or than properties located in lower-barrier-to-entry markets. We intend to continue to seek acquisitions in our core markets, as well as submarkets in other selected major U.S. cities having attributes similar to those of our core markets. We believe that our acquisitions of two properties in affluent Atlanta submarkets during 2011 demonstrate our ability to source and execute acquisitions outside of our traditional Texas markets. We established a new office in Atlanta in July 2011 to provide operational support for our assets acquired in 2011, to facilitate greater connectivity with local tenants and market participants and to source additional acquisition opportunities. Our overall acquisition strategy focuses on acquiring properties in markets that are generally characterized by strong economic and demographic fundamentals, including significant density of population, high average household incomes and favorable supply and demand characteristics. We target attractively priced properties that complement our existing portfolio from a risk management and tenant diversification perspective. In particular, we focus on acquiring and operating properties that are well positioned in their respective markets and that are a primary shopping destination for local residents.

An integral part of our acquisition strategy involves taking advantage of our senior management team’s expertise and extensive relationships in the real estate industry. These relationships have been integral in compiling our portfolio of properties, approximately 75% of which were acquired in off-market transactions sourced through our network of relationships. We believe these relationships, as well as our advised funds, will provide us access to an ongoing pipeline of attractive acquisition opportunities that may not be available to our competitors. Furthermore, we believe that our established operating platform, access to capital and reputation within our core markets make us a desirable buyer for those institutions and individuals seeking to sell properties.

■	Employ Disciplined Investment Screening. We generally seek to invest in properties that possess the following attributes:

–	Demographic purchasing power – average household incomes within a one-mile radius of $100,000, resulting in an affluent population with substantial disposable income;

–	Density of population – 45,000 households within a three-mile radius and additional retail drivers such as favorable daytime employment population, tourism and regional draws;

–	Demand for retail space – limited nearby retail properties or land available for the development of new retail properties, providing for favorable retail per capita figures as compared to the national and MSA averages;

–	Desirability of physical layout – physical attributes that provide the best opportunity for our tenants to attract and serve their target customers; and

–	Demarcation advantage – site-specific factors that will influence traffic to our properties and require analysis beyond the raw demographic data.

We carefully review potential acquisitions that meet our investment criteria, performing rigorous and detailed analyses, including analyses of submarket demographics, location, tenants, retail sales, rental rates and projected returns. Moreover, prior to expanding into new markets, we rigorously map local submarkets to ensure that potential acquisitions are in locations consistent with our strategy of owning assets in the most affluent and densely populated areas of a particular market. We believe that the demographic characteristics of our Atlanta area acquisitions of Brookwood Village in May 2011 and Alpharetta Commons in July 2011 illustrate the rigorous evaluation methodology employed by our acquisitions team. The average household income within a three-mile radius of Brookwood Village is $100,760 and the population within a three-mile radius of the property is 151,503, representing a population density of 5,518 per square mile. The average household income within a three-mile radius of Alpharetta Commons is $140,049 and the population within a three-mile radius is 79,049, representing a population density of 2,680 per square mile. The demographic profiles of both assets compare favorably to the Atlanta market as a whole, which has average household income and population density of $75,648 and 655 per square mile, respectively.

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Proactively Manage and Lease Properties. We will continue to actively manage our portfolio, employ aggressive leasing strategies and leverage the extensive acquisition, development, redevelopment, leasing and property management experience of our team to increase occupancy rates at our properties, attract high-quality tenants, maximize tenant retention rates and increase property cash flows. As of March 31, 2012, we managed and controlled the leasing of over 3.4 million square feet of GLA, including properties owned by our advised funds. In addition, we utilize our extensive tenant relationships and leasing strategies to optimize our tenant mix to meet the needs of the local market and to maintain high occupancies across our portfolio. The following examples illustrate our proactive property management and leasing capabilities:

–	Plaza in the Park. When we acquired Plaza in the Park in 2004, this grocery-anchored shopping center was 90% leased with annualized base rent per leased square foot of $14.77. By focusing on the needs of the surrounding community, improving the customer experience by adding common area music, water features and improved pedestrian areas, we have increased occupancy to 100% and annualized base rent per leased square foot to $19.89 as of March 31, 2012. This has allowed us to increase property net operating income from approximately $2.5 million for the year ended December 31, 2005 (first full year of ownership) to approximately $2.7 million as of December 31, 2011.

–	Uptown Park. When we acquired Uptown Park in 2005, the retail center was 81% leased with annualized base rent per leased square foot of $22.33. Through our proactive management,

aggressive leasing strategy, a focus on tenant mix, and leveraging our deep market knowledge and relationships, we have increased occupancy to 97% with an annualized base rent per leased square foot of $33.30 as of March 31, 2012. This, along with aggressive cost controls, has resulted in increased property net operating income, from approximately $4.3 million for the year ended December 31, 2006 (first full year of ownership) to approximately $5.3 million for the year ended December 31, 2011.

–	Southbank. When we acquired Southbank in 2005, the shopping center was 96% leased with an annualized base rent per leased square foot of $27.54. Through strong management of the property, maintaining strong relationships with the tenants, and through maximizing the common area patios for tenant sales, we have increased occupancy to 100% and annualized base rent per leased square foot to $34.56 as of March 31, 2012. The increase in annualized base rent per leased square foot, coupled with aggressive cost management, has resulted in an increase in property net operating income from approximately $1.7 million for the year ended December 31, 2006 (first full year of ownership) to approximately $2.0 million for the year ended December 31, 2011.

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Expand Portfolio through Redevelopment and Expansion Opportunities at Our Properties. We intend to capitalize on the in-fill locations of our properties with high barriers to entry by selectively redeveloping and expanding our existing properties where we believe we can generate attractive risk-adjusted returns. By redeveloping and expanding our properties, we seek to increase cash flows, occupancy and rental rates at these properties, thereby improving risk-adjusted returns on our invested capital. We have historically added high-quality amenities to our properties such as additional parking, enhanced signage, and common areas situated around water or other natural features, which we believe improves tenant mix and generates higher average base rents.

Our redevelopment and expansion initiatives also may include expanding or reconfiguring existing retail space, developing pad sites or building other property types adjacent to our existing shopping centers, thereby creating mixed-use properties that augment our retail operations and generate revenue enhancing opportunities for such properties. For example, at Woodlake Square, a property owned by our advised funds that we may acquire in the future, we recently completed a $15 million redevelopment that included demolishing certain buildings to create more attractive access, site lines, visibility and traffic flow and re-building a 60,000 square foot Randall’s grocery store, a Safeway brand, as well as various free-standing and multi-tenant buildings. We also have other premier retail locations that have the potential for mixed-use additions. We will continue to utilize joint ventures or work with other third parties for development and redevelopment opportunities that support our existing shopping centers.

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Fund Growth through Multiple Capital Sources and Recycling of Capital. In addition to continuing to access available capital from public and private markets, we intend to generate additional capital through selling selected properties that no longer meet our investment criteria and selectively redeploying capital into high-quality multi-tenant shopping centers with higher overall return prospects. For example, in the fourth quarter of 2010, we sold a portfolio of 19 single-tenant net leased properties, receiving proceeds of approximately $30.0 million with an estimated gain of $5.4 million generated over a 7.5 year hold period. We have redeployed a portion of the proceeds from this portfolio disposition into the acquisition of 500 Lamar, a high-quality multi-tenant property located in Austin. Initially, we intend to fund growth by utilizing the funds available under a $75.0 million revolving credit facility that we intend to have in place upon the completion of this offering.

Our Acquisition Pipeline

We have an extensive network of long-standing relationships with real estate owners, developers, brokers, national and regional lenders and other market participants in our core markets and in other major U.S. markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities that may not be available to our competitors. In addition, as the sole owner of the general partner of each of the high net worth advised funds and the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties with approximately 2.2 million square feet of GLA and an undepreciated book value of over $451 million. We believe that seven of these properties, with approximately 1.1 million square feet of GLA and an undepreciated book value of $230 million, meet our investment criteria.

We are currently in discussions regarding a number of acquisition opportunities in our core markets that we have identified through our network of relationships and that we believe will enhance our growth and operating performance metrics. As of the date of this prospectus, we were reviewing and pursuing the acquisition of a neighborhood grocery-anchored shopping center and a community shopping center in Texas with an estimated aggregate purchase price of over $60 million. We believe each of the properties in our pipeline meet our investment criteria. One of the two potential acquisitions we are evaluating is a potential acquisition from our advised funds. Although we continue to engage in discussions and preliminary negotiations with the sellers and have commenced the process of conducting diligence on some of these assets or have submitted non-binding indications of interest, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, there can be no assurance that we will complete any of the potential acquisitions we are currently evaluating.

We believe that our 2011 acquisitions of Brookwood Village and Alpharetta Commons in Atlanta demonstrate our ability to source, diligence, and execute acquisitions from our pipeline in a timely manner while remaining disciplined with respect to pricing and demographic characteristics. We have owned and operated single tenant assets in Atlanta for over ten years and we believe that our extensive market knowledge and network of local relationships, combined with our Atlanta office opening in July 2011, will facilitate the growth of our Atlanta acquisition pipeline going forward.

Our Properties

As of March 31, 2012, our portfolio consisted of 29 wholly-owned properties with approximately 1.2 million square feet of GLA, which were approximately 96% leased with a weighted average remaining lease term of 5.2 years. The following table provides an overview of our properties as of March 31, 2012.

PROPERTY	PROPERTY LOCATION	YEAR BUILT / RENOVATED	GLA	PERCENT LEASED (1)	ANNUALIZED BASE RENT (2)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (4)	KEY TENANTS
Neighborhood and Community Shopping Centers
Uptown Park	Houston, TX	1999/2005	169,112	97%	$5,442,384	$33.30	$32.87	Champps, McCormick & Schmicks (owned by Landry’s)
MacArthur Park (5)	Dallas, TX	2000	237,351	85%	3,394,960	16.77	17.64	Kroger, Barnes & Noble, GAP
Plaza in the Park	Houston, TX	1999/2009	144,054	100%	2,865,908	19.89	19.70	Kroger
Southbank (6)	San Antonio, TX	1995	46,673	100%	1,614,009	34.56	37.45	Hard Rock Café
The Market at Lake Houston	Houston, TX	2000	101,799	98%	1,541,944	15.52	15.60	H-E-B, Five Guys
Uptown Plaza – Dallas	Dallas, TX	2005	33,840	100%	1,507,680	44.55	45.53	Morton’s (owned by Landry’s), Wells Fargo
Alpharetta Commons	Atlanta, GA	1997	94,544	100%	1,347,636	14.25	14.43	Publix (8)
Cinco Ranch	Houston, TX	2001	97,297	100%	1,309,559	13.46	13.59	Kroger
Uptown Plaza – Houston	Houston, TX	2002	28,000	94%	1,185,450	44.90	46.27	CVS/pharmacy, The Grotto (owned by Landry’s)
Bakery Square	Houston, TX	1996	34,614	100%	884,954	25.57	25.64	Walgreens, Boston Market
Brookwood Village	Atlanta, GA	1941/2000	28,774	96%	717,683	26.03	27.09	CVS/pharmacy, Subway
Courtyard on Post Oak	Houston, TX	1994	13,597	100%	545,368	40.11	43.70	Verizon
Woodlands Plaza	Houston, TX	1997/2003	20,018	100%	615,906	30.77	21.27	FedEx Kinko’s
Terrace Shops	Houston, TX	2000	16,395	75%	383,632	31.21	31.10	Starbucks
Sugarland Plaza	Houston, TX	1998/2001	16,750	100%	402,188	24.01	23.45	Memorial Hermann
500 Lamar	Austin, TX	1946/1998	12,795	100%	389,858	30.47	31.50	Title Nine Sports

Neighborhood and Community Shopping Centers Subtotal/Weighted Average			1,095,613	95%	$24,149,119	$23.09	$23.30
Single Tenant (Ground Leases) (7)
CVS/Pharmacy	Houston, TX	2004	13,824	100%	$327,167	$23.67	$23.67	CVS/pharmacy
Citibank	San Antonio, TX	2005	4,439	100%	160,000	36.04	36.04	Citibank
Landry’s Seafood	Houston, TX	1995	13,497	100%	155,677	11.53	12.18	Landry’s Seafood
T.G.I. Friday’s (8)	Hanover, MD	2003	6,802	100%	148,458	21.83	20.83	T.G.I. Friday’s
Bank of America	Houston, TX	1994	4,251	100%	129,275	30.41	28.78	Bank of America
Macaroni Grill	Houston, TX	1994	7,825	100%	96,000	12.27	12.05	Macaroni Grill
T.G.I. Friday’s	Houston, TX	1994	6,543	100%	96,000	14.67	14.41	T.G.I. Friday’s
Smokey Bones	Atlanta, GA	1998	6,867	100%	94,922	13.82	13.82	Smokey Bones

Single Tenant (Ground Leases) Subtotal/Weighted Average			64,048	100%	$1,207,499	$18.85	$18.72
Single Tenant (Fee Simple) (9)
T.G.I. Friday’s	Houston, TX	1983	8,500	100%	$215,000	$25.29	$25.29	T.G.I. Friday’s
Golden Corral (8)	Houston, TX	1992	12,000	100%	210,450	17.54	17.54	Golden Corral
Golden Corral (8)	Houston, TX	1992	12,000	100%	208,941	17.41	17.41	Golden Corral
Sunbelt Rentals	Champaign, IL	2007	12,000	100%	176,971	14.75	14.72	Sunbelt Rentals
The Container Store	Houston, TX	1997	25,019	100%	425,323	17.00	17.91	The Container Store
Single Tenant (Fee Simple) Subtotal/Weighted Average			69,519	100%	$1,236,685	$17.79	$18.11

Portfolio Total/Weighted Average			1,229,180	96%	$26,593,303	$22.55	$22.74

(1)	Percent leased is calculated as (i) GLA under commenced leases as of March 31, 2012, divided by (ii) total GLA, expressed as a percentage.

(2)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases that had commenced as of such date, by (ii) 12.

(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) GLA under commenced leases as of March 31, 2012.

(4)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of March 31, 2012, calculated on a straight line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of March 31, 2012.

(5)

As of March 31, 2012, we have signed a lease with Michael’s that will commence in the third quarter of 2012 for an additional 26,127 square feet and $385,373 in additional annualized base rent, which is not included in the table above as rent has not yet commenced and the tenant has not occupied the space.

(6)

During 2011, we executed a five-year lease for 6,000 square feet at our Southbank property whereby the tenant will pay only percentage rent for the first year of the lease in lieu of base rent. In each subsequent year, base rent will be calculated based on the total rent from the preceding year. This lease is included in our percent leased, but not included in our annualized base rent or annualized base rent per leased square foot in the table above.

(7)

For single-tenant ground leases, we own and lease the land to the tenant. The tenant owns the building during the term of the lease and is responsible for all expenses relating to the property. Upon expiration or termination of the lease, ownership of the building will revert to us as owner of the land. The weighted average remaining term of our ground leases is 7.1 years.

(8)	The tenants at these properties have rights of first refusal to purchase the property.

(9)

For single-tenant fee simple properties, we own the land and the building, and the tenant is responsible for all expenses relating to the property. The weighted average remaining term of our fee simple leases is 4.9 years.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations at our properties for leases in place as of March 31, 2012 for each of the ten full calendar years beginning January 1, 2012. The information set forth in this table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF TOTAL GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES (1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Vacant	—	49,647	4.0%	$—	—	$—
2012	31	93,815	7.6%	2,194,625	8.3%	23.39
2013	40	138,118	11.2%	3,256,337	12.2%	23.58
2014	36	96,633	7.8%	2,941,631	11.0%	30.44
2015	42	138,800	11.3%	3,961,277	14.9%	28.54
2016	41	121,236	9.9%	3,586,020	13.5%	29.58
2017	18	218,254	17.8%	3,875,006	14.6%	17.75
2018	8	17,869	1.5%	446,698	1.7%	25.00
2019	6	23,201	1.9%	630,330	2.4%	27.17
2020	6	80,985	6.6%	1,118,889	4.2%	13.82
2021	8	105,587	8.6%	1,765,878	6.6%	16.72
Thereafter	9	145,035	11.8%	2,816,612	10.6%	19.42

Total / Weighted Average	245	1,229,180		$26,593,303		22.55

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

Tenant Diversification

The following table sets forth information regarding the five largest tenants in our portfolio, based on annualized base rent, as of March 31, 2012.

TENANT	NUMBER OF PROPERTIES	LEASE EXPIRATION(S)	TOTAL LEASED GLA	PERCENTAGE OF TOTAL GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Kroger	3	11/30/2020	208,263	17%	$2,116,165	8%	$10.16
		8/31/2021
		6/3/2023

Landry’s(3)	4	10/31/2017	38,819	3%	*	*	*
		7/31/2024
		9/8/2025
		2/28/2026

CVS/pharmacy	3	1/31/2019	37,485	3%	1,183,177	4%	31.56
		1/8/2024
		8/31/2025

H-E-B	1	2/28/2017	80,641	7%	1,109,736	4%	13.76
Publix	1	5/31/2017	65,146	5%	780,936	3%	$11.99

Total/Weighted Average	12		430,354	35%

*	Data withheld pursuant to terms of lease.
(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	Includes tenants owned by Landry’s, including Landry’s Seafood House, McCormick & Schmicks, Morton’s and The Grotto.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures for our properties for the past five years and the three months ended March 31, 2012.

	FOR THE THREE MONTHS ENDED MARCH 31, 2012	FOR THE YEAR ENDED DECEMBER 31,
		2011	2010	2009	2008	2007
Recurring capital expenditures	$20,883	$152,945	$100,732	$146,352	$63,445	$36,753
GLA at period end	1,229,180	1,229,210	1,020,075	1,111,729	1,111,729	1,114,279
Recurring capital expenditures per square foot	$0.02	$0.12	$0.10	$0.13	$0.06	$0.03

Historical Leasing Activity

The following table sets forth certain information regarding historical leasing activities for our properties for the past five years and the three months ended March 31, 2012.

	FOR THE THREE MONTHS ENDED MARCH 31,	FOR THE YEAR ENDED DECEMBER 31,
	2012	2011	2010	2009	2008	2007
Expirations
Number of leases	6	53	50	34	22	20
GLA	27,198	187,605	224,578	110,693	75,601	55,124
New Leases
Number of leases	1	7	11	8	4	9
GLA	2,412	14,231	17,737	15,471	7,328	13,680
Expiring annualized base rent per square foot	$23.00	$28.36	$31.07	$28.31	$23.52	$28.73
New annualized base rent per square foot	$24.00	$30.85	$31.44	$29.64	$21.70	$32.82
Percentage change	4%	9%	1%	5%	(8)%	14%
Lease commissions per square foot	$4.41	$9.91	$6.63	$6.97	$4.13	$8.29
Tenant improvements per square foot	$15.25	$18.08	$12.41	$19.67	$6.61	$9.54
Renewals (1)
Number of leases	5	38	39	24	13	12
GLA	24,444	143,324	140,236	86,462	22,464	43,003
Expiring annualized base rent per square foot	$20.92	$24.92	$26.12	$25.62	$27.05	$19.88
New annualized base rent per square foot	$21.38	$25.74	$27.32	$26.85	$31.53	$22.79
Percentage change	2%	3%	5%	5%	17%	15%
Lease commissions per square foot	$1.97	$1.75	$0.94	$1.95	$2.19	$0.02
Tenant improvements per square foot	$2.16	$3.01	$0.37	$5.08	$0.15	$0.12
Total New Leases and Renewals
Number of leases	6	45	50	32	17	21
GLA	26,856	157,555	157,973	101,933	29,792	56,683
Expiring annualized base rent per square foot	$21.10	$25.23	$26.68	$26.03	26.18	$22.02
New annualized base rent per square foot	$21.61	$26.20	$27.78	$27.27	$29.11	$25,21
Percentage change	2%	4%	4%	5%	11%	14%
Lease commissions per square foot	$2.19	$2.49	$1.58	$2.71	$2.67	$2.02
Tenant improvements per square foot	$3.34	$4.37	$1.73	$7.30	$1.74	$2.39

(1)	Represents existing tenants that, upon expiration of their leases, enter into new leases for the same space.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio, based on leased GLA as of March 31, 2012.

GLA RANGE	NUMBER OF EXPIRING LEASES	PERCENTAGE OF LEASES	TOTAL GLA	TOTAL LEASED GLA	PERCENT LEASED	PERCENTAGE OF LEASED GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT

2,500 or less	145	59.2%	231,304	221,838	95.9%	18.8%	6,691,276	25.2%
2,501 – 5,000	48	19.6%	176,151	170,715	96.9%	14.5%	5,608,675	21.1%
5,001 – 10,000	34	13.9%	245,215	245,215	100.0%	20.8%	6,235,552	23.4%
10,001 – 20,000	11	4.5%	139,988	139,988	100.0%	11.9%	3,450,640	13.0%
Greater than 20,000	7	2.8%	436,522	401,522	92.0%	34.0%	4,607,160	17.3%

Total Portfolio	245	100.0%	1,229,180	1,179,278	95.9%	100.0%	26,593,303	100.0%

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases that had commenced as of such date, by (ii) 12.

Historical Percent Leased and Base Rent

The following table sets forth, as of the dates indicated, the percentage leased and the annualized base rent per leased square foot (anchor, in-line and single tenant) for the properties in our portfolio as of March 31, 2012.

	TOTAL GLA	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT – ANCHOR (2)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT – IN-LINE (3)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT – SINGLE TENANT (4)
March 31, 2012	1,229,180	96%	$14.53	$29.89	$18.30
December 31, 2011	1,229,210	96%	$14.59	$29.37	$18.30
December 31, 2010	1,020,075	92%	$15.04	$30.45	$20.31
December 31, 2009	1,111,729	91%	$14.86	$29.11	$25.64
December 31, 2008	1,111,729	98%	$14.53	$29.06	$21.45
December 31, 2007	1,114,279	98%	$14.59	$27.91	$17.13

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)

Annualized base rent per leased square foot – anchor is calculated by dividing (i) annualized base rent for anchor tenants as of the dates indicated above, by (ii) GLA under commenced leases for anchor tenants as of the dates indicated above. Anchor is defined as any tenant that leases at least 10,000 square feet at a multi-tenant property.

(3)

Annualized base rent per leased square foot – in-line is calculated by dividing (i) annualized base rent for in-line tenants as of the dates indicated above, by (ii) GLA under commenced leases for in-line tenants as of the dates indicated above. In-line is defined as any tenant that leases less than 10,000 square feet at a multi-tenant property.

(4)

Annualized base rent per leased square foot – single tenant is calculated by dividing (i) annualized base rent for single tenants as of the dates indicated above, by (ii) GLA under commenced leases for single tenants as of the dates indicated above.

Significant Properties

Set forth below is information with respect to each of our properties that accounted for 4% or more of our total consolidated assets, based on book value, or 4% or more of our gross consolidated revenue as of and for the year ended December 31, 2011.

Uptown Park, Houston, Texas

Uptown Park is a retail shopping center that accounted for 19% of our total consolidated assets, based on book value, and 19% of our gross consolidated revenue, as of March 31, 2012. The Uptown Park property, which was built in 1999 and then expanded in 2005, has a GLA of 169,112 square feet and is located in the Galleria area of Houston, Texas. We acquired the property in June 2005. As of March 31, 2012, the building was 97% leased to 49 tenants. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Uptown Park Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	HOUSTON	TEXAS	UNITED STATES
Population
2011 Estimate	11,077	146,080	484,409	6,036,667	25,435,311	310,650,750
2016 Projection	12,187	159,275	524,442	6,604,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	10.02%	9.03%	8.26%	9.40%	7.70%	3.99%
Households
2011 Estimate	6,049	74,882	214,646	2,091,596	8,962,137	116,862,390
2016 Projection	6,520	80,724	229,584	2,271,517	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	7.79%	7.80%	6.96%	8.60%	7.34%	3.98%
2011 Estimated Average Household Income	$137,430	$107,694	$91,427	$73,951	$65,413	$67,529

Source: Census, Nielsen

Uptown Park Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Uptown Park property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	97%	$33.30	$32.87
December 31, 2011	98%	$33.18	$33.17
December 31, 2010	100%	$33.37	$32.43
December 31, 2009	97%	$32.50	$33.01
December 31, 2008	98%	$32.31	$32.16
December 31, 2007	99%	$30.77	$31.43

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Uptown Park Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Champps	Restaurant	8/5/2014	2 five-year options	11,384	7%	$432,592	8%	$38.00
McCormick & Schmicks(3)	Restaurant	7/31/2024	2 five-year options	8,822	5%	352,254	6%	39.93

Total/Weighted Average				20,206	12%	$784,846	14%	$38.84

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	Owned by Landry’s.

Uptown Park Lease Expirations

The following table sets forth the lease expirations for leases in place at the Uptown Park property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	3	5,656	3%		—	—
2012	8	15,148	9%	$470,091	9%	$31.03
2013	12	38,062	23%	1,162,564	21%	30.54
2014	11	38,965	23%	1,349,942	25%	34.65
2015	4	6,975	4%	224,716	4%	32.22
2016	6	25,437	15%	855,121	16%	33.62
2017	4	18,337	11%	622,801	11%	33.96
2018	1	1,337	1%	56,154	1%	42.00
2019	—	—	—	—	—	—
2020	1	4,578	3%	192,276	4%	42.00
2021	1	5,795	3%	156,465	3%	27.00
Thereafter	1	8,822	5%	352,254	6%	39.93

Total/Weighted Average	52	169,112	100%	$5,442,384	100%	$33.30

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $49.0 million. The loan requires monthly interest-only payments for the entire term, bears interest at a fixed rate of 5.37%. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $49.0 million.

We are in the early stages of creating a master development plan for Uptown Park that may require significant capital and may include additional uses of the property, such as multi-family, office and hotel space. Subject to future market conditions, we may decide to develop the property pursuant to this development plan. The estimated costs and method of financing for the development plan have not yet been determined, but they may be funded out of cash on hand, borrowings under our anticipated credit facility, joint venture capital and/or standard construction loans.

Real estate taxes for 2011 on the Uptown Park property were $1.0 million, and the current real property tax rate with respect to the property is 2.7% of the assessed value. The federal income tax basis for the Uptown Park property is $65.4 million. Depreciation on the Uptown Park property is taken on a straight-line basis over 15 to 41 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

MacArthur Park, Dallas, Texas

MacArthur Park is a grocery-anchored retail shopping center that accounted for 15% of our total consolidated assets, based on book value, and 12% of our gross consolidated revenue as of March 31, 2012. The MacArthur park property, which was built in 2000, has a GLA of 237,351 square feet and is located in the city of Irving, Texas. We acquired the anchor portion of the property in 2004 and the remainder of the property in 2005. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years. As of March 31, 2012, the building was 85% leased to 43 tenants. We have also signed a lease that is expected to commence in the third quarter of 2012 for an additional 26,127 square feet and $385,373 in additional annualized base rent, which will increase the percent leased to approximately 96%. This lease is not reflected in the percent leased as of March 31, 2012 as rent has not yet commenced and the tenant had not yet occupied the space on that date.

MacArthur Park Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	DALLAS	TEXAS	UNITED STATES
Population
2011 Estimate	10,160	46,130	175,167	6,627,743	25,435,311	310,650,750
2016 Projection	11,235	51,064	183,898	7,257,611	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	10.58%	10.70%	4.98%	9.50%	7.70%	3.99%

Households
2011 Estimate	4,882	23,329	69,387	2,367,002	8,962,137	116,862,390
2016 Projection	5,307	25,390	72,310	2,582,386	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	8.71%	8.83%	4.21%	9.10%	7.34%	3.98%
2011 Estimated Average Household Income	$95,513	$85,048	$79,413	$74,845	$65,413	$67,529

Source: Census, Nielsen

MacArthur Park Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the MacArthur Park property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	85%	$16.77	$17.64
December 31, 2011	85%	$17.09	$17.96
December 31, 2010	84%	$17.82	$17.13
December 31, 2009	81%	$16.81	$18.21
December 31, 2008	96%	$17.17	$17.14
December 31, 2007	96%	$16.57	$16.62

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

MacArthur Park Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Kroger	Grocery	11/30/2020	6 five-year options	63,673	27%	$522,827	16%	$8.25
Barnes & Noble	Bookstore	1/31/2013	3 five-year options	22,453	9%	$175,000	5%	7.79

Total/Weighted Average				86,126	36%	$697,827	21%	$8.13

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.

MacArthur Park Lease Expirations

The following table sets forth the lease expirations for leases in place at the MacArthur Park property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	3	34,924	15%	—	—	—
2012	5	14,426	6%	$231,216	7%	$16.03
2013	7	31,571	13%	442,794	13%	14.03
2014	3	10,275	4%	299,250	9%	29.12
2015	8	31,201	13%	649,598	19%	20.82
2016	8	16,291	7%	384,950	11%	23.63
2017	4	20,777	9%	433,490	13%	20.86
2018	2	3,142	2%	85,363	3%	27.17
2019	1	4,540	2%	140,740	4%	31.00
2020	2	64,946	27%	566,109	16%	8.72
2021	2	5,258	2%	161,450	5%	30.71
Thereafter	1	—	—	—	—	—

Total/Weighted Average	46	237,351	100%	$3,394,960	100%	$16.77

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

As of March 31, 2012, we held fee simple title to this property, subject to two mortgage loans with principal balances of $16.6 million and $6.7 million, respectively. The $16.6 million loan requires monthly interest and principal payments for the entire term, bears interest at a fixed rate of 5.50% and matures on December 1, 2012. The $6.7 million loan requires monthly interest and principal payments based on a 30-year amortization period for the entire term, bears interest at a fixed rate of 6.17%, and matures on July 1, 2020. While the prepayment of these loans is not restricted, prepayments are subject to penalty provisions. We intend to repay the $16.6 million loan in full with a portion of the proceeds of this offering.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the MacArthur Park property.

Real estate taxes for 2011 on the MacArthur Park property were $707,000, and the current real property tax rate with respect to the property is 4.7% of the assessed value. The federal income tax basis for the MacArthur Park property is $46.6 million. Depreciation on the MacArthur Park property is taken on a straight-line basis up to 41 years for book purposes, resulting in a rate of approximately 3% per year.

Plaza in the Park, Houston, Texas

Plaza in the Park is a grocery-anchored retail shopping center that accounted for 9% of our total consolidated assets, based on book value, and 9% of our gross consolidated revenue as of March 31, 2012. The Plaza in the Park property, which was built in 1999 and then expanded in 2005 and further renovated in 2009, has a GLA of 144,054 square feet and is located in the Galleria area of Houston, Texas. We acquired the property in June 2005. As of March 31, 2012, the building was 100% leased to 27 tenants. Typical lease terms are generally net lease where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Plaza in the Park Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	HOUSTON	TEXAS	UNITED STATES
Population
2011 Estimate	21,042	167,173	466,005	6,036,667	25,435,311	310,650,750
2016 Projection	22,810	181,004	503,953	6,604,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	8.40%	8.27%	8.14%	9.40%	7.70%	3.99%
Households
2011 Estimate	11,160	85,304	208,692	2,091,596	8,962,137	116,862,390
2016 Projection	12,009	91,446	223,383	2,271,517	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	7.61%	7.20%	7.04%	8.60%	7.34%	3.98%
2011 Estimated Average Household Income	$129,797	$115,394	$88,093	$73,951	$65,413	$67,529

Source: Census, Nielsen

Plaza in the Park Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Plaza in the Park property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	100%	$19.89	$19.70
December 31, 2011	99%	$19.41	$19.85
December 31, 2010	98%	$19.22	$19.48
December 31, 2009	97%	$18.62	$18.48
December 31, 2008	98%	$18.86	$18.87
December 31, 2007	97%	$19.08	$19.14

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Plaza in the Park Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Kroger	Grocery	8/31/2021	6 five-year options	81,217	56%	$1,041,754	36%	$12.83
Buca Di Beppo	Restaurant	8/31/2015	1 five-year option	7,573	5%	253,316	9%	33.45

Total/Weighted Average				88,790	61%	$1,295,070	45%	$14.59

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.

Plaza in the Park Lease Expirations

The following table sets forth the lease expirations for leases in place at the Plaza in the Park property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES (1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Vacant	—	—	—	—	—	—
2012	3	8,184	6%	$237,711	8%	$29.05
2013	1	2,443	2%	63,518	2%	26.00
2014	8	12,349	8%	354,157	13%	28.68
2015	7	21,776	15%	666,009	23%	30.58
2016	4	11,085	8%	321,367	11%	28.99
2017	1	1,200	1%	27,600	1%	23.00
2018	1	3,400	2%	91,392	3%	26.88
2019	1	2,400	2%	62,400	2%	26.00
2020	—	—	—	—	—	—
2021	1	81,217	56%	1,041,754	37%	12.83
Thereafter	—	—	—	—	—	—

Total /Weighted Average	27	144,054	100%	$2,865,908	100%	$19.89

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $23.3 million. The loan requires monthly interest-only payments for three years and principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 3.45% and matures on January 1, 2016. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $22.4 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Plaza in the Park property.

Real estate taxes for 2011 on the Plaza in the Park property were $191,000, and the current real property tax rate with respect to the property is 2.7% of the assessed value. The federal income tax basis for the Plaza in the Park property is $29.9 million. Depreciation on the Plaza in the Park property is taken on a straight-line basis over 15 to 41 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Southbank, San Antonio, Texas

The Southbank property accounted for 7% of our total consolidated assets, based on book value, and 6% of our gross consolidated revenue, as of March 31, 2012. The property has a GLA of 46,673 square feet and is a multi-level retail center with a full city block of river frontage on the famous San Antonio Riverwalk in San Antonio, Texas. The property was built in 1995, and we acquired it in September 2005. As of March 31, 2012, the property was 100% leased to nine tenants. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Southbank Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	SAN ANTONIO	TEXAS	UNITED STATES
Population
2011 Estimate	8,696	148,855	375,804	2,133,553	25,435,311	310,650,750
2016 Projection	8,997	152,140	387,577	2,314,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	3.46%	2.21%	3.13%	8.47%	7.70%	3.99%

Households
2011 Estimate	3,493	47,762	121,761	748,253	8,962,137	116,862,390
2016 Projection	3,628	48,787	125,483	812,726	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	3.86%	2.15%	3.06%	8.62%	7.34%	3.98%
2011 Estimated Average Household Income	$32,979	$35,590	$41,553	$61,635	$65,413	$67,529

Source: Census, Nielsen

Southbank Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased rentable square foot for the Southbank property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	100%	$34.56	$37.45
December 31, 2011	100%	$34.41	$37.55
December 31, 2010	100%	$37.56	$38.10
December 31, 2009	100%	$33.07	$35.53
December 31, 2008	100%	$32.93	$32.93
December 31, 2007	100%	$32.88	$31.35

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Southbank Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Hard Rock Cafe	Restaurant	1/31/2015	1 five-year option	15,752	34%	$502,025	31%	$31.87
Paesano’s	Restaurant	1/31/2015	None	8,017	17%	413,148	25%	51.53
Howl At the Moon	Restaurant	12/31/2020	None	7,055	15%	236,343	15%	33.50

Total/Weighted Average				30,824	66%	$1,151,516	71%	$37.36

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.

Southbank Lease Expirations

The following table sets forth the lease expirations for leases in place at the Southbank property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	—	—	—	—	—	—
2012	1	2,277	5%	$50,776	3%	$22.30
2013	1	1,853	4%	92,868	6%	50.12
2014	2	1,105	2%	57,250	3%	51.81
2015	2	23,769	51%	915,172	57%	38.50
2016	2	10,614	23%	261,600	16%	24.65
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	7,055	15%	236,343	15%	33.50
2021	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average	9	46,673	100%	$1,614,009	100%	$34.56

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $20.0 million. The loan requires monthly interest-only payments for the entire term. It bears interest at a fixed rate of 5.91% and matures on June 1, 2016. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $20.0 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Southbank property.

Real estate taxes for 2011 on the Southbank property were $344,000, and the current real property tax rate with respect to the property is 2.8% of the assessed value. The federal income tax basis for the Southbank property is $24.8 million. Depreciation on the Southbank property is taken on a straight-line basis over 15 to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Uptown Plaza, Dallas, Texas

The Uptown Plaza, Dallas property is a retail shopping center that accounted for 7% of our total consolidated assets, based on book value, and 6% of our gross consolidated revenue, as of March 31, 2012. The property has a GLA of 33,840 square feet and is located in the prestigious Uptown District, just north of downtown Dallas. The Uptown District has seen a significant amount of hotel and residential development over the last several years. We acquired the property upon the completion of its development in March 2006. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Uptown Plaza, Dallas Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	DALLAS	TEXAS	UNITED STATES
Population
2011 Estimate	18,143	170,064	370,629	6,627,743	25,435,311	310,650,750
2016 Projection	20,206	179,042	384,417	7,257,611	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	11.37%	5.28%	3.72%	9.50%	7.70%	3.99%

Households
2011 Estimate	11,493	65,736	137,752	2,367,002	8,962,137	116,862,390
2016 Projection	12,807	69,141	141,932	2,582,386	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	11.43%	5.18%	3.03%	9.10%	7.34%	3.98%
2011 Estimated Average Household Income	$90,150	$72,347	$74,618	$74,845	$65,413	$67,529

Source: Census, Nielsen

Uptown Plaza, Dallas Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Uptown Plaza, Dallas property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	100%	$44.55	$45.53
December 31, 2011	100%	$41.70	$45.53
December 31, 2010	96%	$37.02	$32.63
December 31, 2009	70%	$47.73	$48.12
December 31, 2008	96%	$48.73	$48.73
December 31, 2007	100%	$47.87	$47.87

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Uptown Plaza, Dallas Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Morton’s(3)	Restaurant	2/28/2026	2 five-year options	8,500	25%	$275,000	18%	$32.35
Wells Fargo	Bank	1/31/2016	None	3,731	11%	186,550	13%	50.00

Total/Weighted Average				12,231	36%	$461,550	31%	$37.74

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	Owned by Landry’s.

Uptown Plaza, Dallas Lease Expirations

The following table sets forth the lease expirations for leases in place at the Uptown Plaza, Dallas property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	—	—	—	—	—	—
2012	1	4,256	13%	$225,568	15%	$53.00
2013	1	2,230	7%	84,740	6%	38.00
2014	1	1,350	4%	54,000	4%	40.00
2015	2	5,078	15%	226,892	15%	44.68
2016	7	12,426	37%	641,480	43%	51.62
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
Thereafter	1	8,500	25%	275,000	18%	32.35

Total/Weighted Average	13	33,840	100%	$1,507,680	100%	$44.55

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $10.4 million. The loan requires monthly principal and interest payments for the entire term. It bears interest at a variable rate of LIBOR plus a spread of 3.25% with a floor of 4.75% and matures on

October 1, 2013. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. We intend to repay this loan in full with a portion of the proceeds from this offering.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Uptown Plaza, Dallas property.

Real estate taxes for 2011 on the Uptown Plaza, Dallas property were $322,000, and the current real property tax rate with respect to the property is 2.8% of the assessed value. The federal income tax basis for the Uptown Plaza, Dallas property is $22.0 million. Depreciation on the Uptown Plaza, Dallas property is taken on a straight-line basis over 15 to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

The Market at Lake Houston, Houston, Texas

On February 25, 2011, we completed the acquisition of The Market at Lake Houston, which accounted for 6% of our total consolidated assets, based on book value as of March 31, 2012, and 4% of our gross consolidated revenues. The property, which was completed in 2002, has a GLA of 101,799 square feet and is a grocery-anchored shopping center situated on 13.86 acres in Atascocita, Texas, a northern suburb of Houston, Texas. As of March 31, 2012, the property was 98% leased to 11 tenants. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

The Market at Lake Houston Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	HOUSTON	TEXAS	UNITED STATES
Population
2011 Estimate	6,432	81,157	260,646	6,036,667	25,435,311	310,650,750
2016 Projection	7,079	88,174	280,189	6,604,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	10.06%	8.65%	7.50%	9.40%	7.70%	3.99%
Population

Households
2011 Estimate	3,053	30,580	89,188	2,091,596	8,962,137	116,862,390
2016 Projection	3,355	32,900	94,882	2,271,517	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	9.89%	7.59%	6.38%	8.60%	7.34%	3.98%
2011 Estimated Average Household Income	$84,819	$87,320	$86,389	$73,951	$65,413	$67,529

Source: Census, Nielsen

The Market at Lake Houston Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for The Market at Lake Houston property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	98%	$15.52	$15.60
December 31, 2011	96%	$15.33	$15.49
December 31, 2010	100%	$15.53	$14.73
December 31, 2009	97%	$15.15	$15.18
December 31, 2008	100%	$15.30	$15.28
December 31, 2007	100%	$15.08	$15.04

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

The Market at Lake Houston Primary Tenants

The following table sets forth information with respect to the property’s major tenants and lease expirations.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
H-E-B	Grocery	2/28/2017	6 five-year options	80,641	79%	$1,109,736	72%	$13.76

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.

The Market at Lake Houston Lease Expirations

The following table sets forth the lease expirations for leases in place at The Market at Lake Houston property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES (1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Vacant	1	2,420	2%	—	—	—
2012	2	3,473	3%	$71,300	5%	$20.53
2013	2	3,503	3%	86,774	6%	24.77
2014	1	1,442	1%	36,050	2%	25.00
2015	1	1,482	1%	34,086	2%	23.00
2016	—	—	—	—	—	—
2017	4	86,516	85%	1,233,585	80%	14.26
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	2,963	3%	80,149	5%	27.05
2021	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average	12	101,799	100%	$1,541,944	100%	$15.52

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $15.7 million. The loan requires monthly interest-only payments for the entire term. It bears interest at a fixed rate of 5.75% and matures on January 1, 2016. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $15.7 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Lake Houston property.

Real estate taxes for 2011 on the Lake Houston property were $256,000, and the current real property tax rate with respect to the property is 2.6% of the assessed value. The federal income tax basis for the Lake Houston property is $10.4 million. Depreciation on the Lake Houston property is taken on a straight-line basis up to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Alpharetta Commons, Atlanta, Georgia

Alpharetta Commons accounts for 6% of our consolidated total assets based on book value and 5% of our gross consolidated revenue as of March 31, 2012. The property, which was built in 1997, has a GLA of 94,544 square feet in several buildings located in the Alpharetta submarket of Atlanta, Georgia. We acquired the property in July 2011. The typical retail space is roughly 5,000 square feet. As of March 31, 2012, the building was 100% leased to 9 tenants. Lease terms are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and 15 years and anchor space has a term of between 10 and 20 years.

Alpharetta Commons Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	ATLANTA	GEORGIA	UNITED STATES
Population
2011 Estimate	10,689	79,049	180,253	5,490,445	9,789,495	310,650,750
2016 Projection	11,909	88,463	202,891	6,075,623	10,594,003	323,031,618
Estimated Growth: 2011 to 2016	11.41%	11.91%	12.56%	10.66%	8.22%	3.99%
Households
2011 Estimate	3,878	26,595	62,478	1,975,630	3,579,336	116,862,390
2016 Projection	4,207	29,129	68,974	2,175,305	3,864,066	121,514,895
Estimated Growth: 2011 to 2016	8.48%	9.53%	10.40%	10.11%	7.95%	3.98%
2011 Estimated Average Household Income	$132,943	$140,049	$132,833	$75,648	$65,418	$67,529

Source: Census, Nielsen

Alpharetta Commons Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Alpharetta Commons property as of each of the dates indicated.

	PERCENT LEASED(1)	ANNUAL BASE RENT PER LEASED SQUARE FOOT(2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(3)
March 31, 2012	100%	$14.25	$14.43
December 31, 2011(4)	100%	$14.22	$14.33

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

(4)	Prior year data has been omitted as we did not own this property until July 29, 2011.

Alpharetta Commons Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT(1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Publix(3)	Grocery	5/31/2017	8 five-year options	65,146	69%	$780,936	58%	$11.99
Madras Chettinad	Restaurant	7/31/2012	1 three-year options	9,839	10%	133,810	10%	13.60

Total/Weighted Average				74,985	79%	$914,746	68%	$12.20

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	The tenant has a right of first refusal to purchase the property.

Alpharetta Commons Lease Expirations

The following table sets forth the lease expirations for leases in place at the Alpharetta Commons property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	—	—	—	—	—	—
2012	2	11,039	12%	$169,137	13%	$15.32
2013	1	4,065	4%	102,072	8%	25.11
2014	—	—	—	—	—	—
2015	2	7,894	8%	135,955	10%	17.22
2016	2	4,000	4%	96,912	7%	24.23
2017	2	67,546	72%	843,560	63%	12.49
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total / Weighted Average	9	94,544	100%	$1,347,636	100%	$14.25

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $12.4 million. The loan requires monthly principal and interest payments for the entire term and bears interest at a fixed rate of 4.54%.

Other than recurring capital expenditures, we have no immediate plans with respect to renovation or redevelopment of the Alpharetta Commons property.

Real estate taxes for 2011 on the Alpharetta Commons property were $92,000 and the current real property tax rate with respect to the property is 4.0% of the assessed value. The federal income tax basis for the Alpharetta Commons property is $18.6 million. Depreciation on the Alpharetta Commons property is taken on a straight line basis over five years to 50 years for book purposes, resulting in a depreciation rate of approximately 3% per year

Uptown Plaza, Houston, Texas

The Uptown Plaza Houston property is a retail shopping center that accounted for 5% of our total consolidated assets, based on book value, and 4% of our gross consolidated revenue, as of March 31, 2012. The property has a GLA of 28,000 square feet and is located at the southeast corner of Westheimer and Loop 610 in the Galleria area of Houston, Texas. The property was developed in 2002, and we acquired it in December 2003. Uptown Plaza is located between two of Houston’s most upscale residential neighborhoods and is convenient to Houston’s Central Business District. As of March 31, 2012, the building was 94% leased to six tenants. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Uptown Plaza, Houston Demographics

The following table sets forth the demographics surrounding the property.

	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	HOUSTON	TEXAS	UNITED STATES
Population
2011 Estimate	19,929	187,464	486,836	6,036,667	25,435,311	310,650,750
2016 Projection	21,863	203,295	527,047	6,604,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	9.70%	8.44%	8.26%	9.40%	7.70%	3.99%

Households
2011 Estimate	11,744	90,243	219,068	2,091,596	8,962,137	116,862,390
2016 Projection	12,712	96,787	234,322	2,271,517	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	8.24%	7.25%	6.96%	8.60%	7.34%	3.98%
2011 Estimated Average Household Income	$113,078	$105,333	$91,691	$73,951	$65,413	$67,529

Source: Census, Nielsen

Uptown Plaza, Houston Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Uptown Plaza, Houston property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	94%	$44.90	$46.27
December 31, 2011	94%	$44.90	$46.27
December 31, 2010	94%	$44.90	$44.47
December 31, 2009	94%	$44.97	$44.82
December 31, 2008	100%	$44.37	$44.37
December 31, 2007	100%	$44.21	$44.21

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Uptown Plaza, Houston Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT(1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
CVS/pharmacy	Pharmacy	8/31/2025	5 five-year options	12,000	43%	$573,930	48%	$47.83
The Grotto(3)	Restaurant	10/31/2017	1 five-year option	8,000	28%	*	*	*
Omaha Steaks	Food Distribution	11/30/2014	2 five-year options	1,600	6%	64,000	5%	40.00

Total/Weighted Average				21,600	77%

*	Data withheld pursuant to terms of lease.
(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	Owned by Landry’s.

Uptown Plaza, Houston Lease Expirations

The following table sets forth the lease expirations for leases in place at the Uptown Plaza, Houston property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES(1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT(2)
Vacant	1	1,600	6%	—	—	—
2012	1	1,600	6%	$57,600	5%	$36.00
2013	—	—	—	—	—	—
2014	2	3,200	11%	134,720	11%	42.10
2015	1	1,600	6%	59,200	5%	37.00
2016	—	—	—	—	—	—
2017	1	8,000	28%	360,000	30%	45.00
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
Thereafter	1	12,000	43%	573,930	49%	47.83

Total/Weighted Average	7	28,000	100%	$1,185,450	100%	$44.90

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, which is unencumbered.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Uptown Plaza, Houston property.

Real estate taxes for 2011 on the Uptown Plaza, Houston property were $165,000, and the current real property tax rate with respect to the property is 2.5% of the assessed value. The federal income tax basis for the Uptown Plaza, Houston property is $12.0 million. Depreciation on the Uptown Plaza, Houston property is taken on a straight-line basis over 15 to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Cinco Ranch, Houston, Texas

The Cinco Ranch property accounted for 4% of our total consolidated assets, based on book value, and 4% of our gross consolidated revenue, as of March 31, 2012. The Kroger-anchored property has a GLA of 97,297 square feet and is located in the Cinco Ranch submarket of Houston, Texas. The property was developed in 2001, and we acquired it in July 2004. As of March 31, 2012, the building was 100% leased to 19 tenants. Leases are generally net leases where the tenant pays a monthly base rent and a reimbursement of operating expenses to the landlord. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally in-line leased space has a term of between three and seven years and anchor space has a term of between 10 and 20 years.

Cinco Ranch Demographics

The following table sets forth the demographics surrounding the property.

Population	1-MILE RADIUS	3-MILE RADIUS	5-MILE RADIUS	HOUSTON	TEXAS	UNITED STATES
2011 Estimate	13,510	94,637	165,557	6,036,667	25,435,311	310,650,750
2016 Projection	16,474	108,980	189,451	6,604,234	27,393,821	323,031,618
Estimated Growth: 2011 to 2016	21.94%	15.16%	14.43%	9.40%	7.70%	3.99%

Households
2011 Estimate	3,819	29,336	52,290	2,091,596	8,962,137	116,862,390
2016 Projection	4,732	34,011	60,288	2,271,517	9,620,072	121,514,895
Estimated Growth: 2011 to 2016	23.91%	15.94%	15.30%	8.60%	7.34%	3.98%
2011 Estimated Average Household Income	$161,042	$124,406	$115,345	$73,951	$65,413	$67,529

Source: Census, Nielsen

Cinco Ranch Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and average net effective annualized base rent per leased square foot for the Cinco Ranch property as of each of the dates indicated.

	PERCENT LEASED (1)	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)	AVERAGE NET EFFECTIVE ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (3)
March 31, 2012	100%	$13.46	$13.59
December 31, 2011	100%	$13.45	$13.59
December 31, 2010	100%	$12.83	$13.11
December 31, 2009	100%	$13.13	$13.03
December 31, 2008	100%	$12.99	$12.95
December 31, 2007	98%	$12.73	$12.91

(1)	Percent leased is calculated as (i) GLA under commenced leases as of the dates indicated above, divided by (ii) total GLA as of the dates indicated above, expressed as a percentage.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent as of the dates indicated above, by (ii) leased GLA as of the dates indicated above.
(3)

Average net effective annualized base rent per leased square foot represents (i) the contractual base rent for commenced leases as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods, abatements and contractual rent increases, but without subtracting tenant improvement allowances and leasing commissions, divided by (ii) GLA under commenced leases as of the same date.

Cinco Ranch Primary Tenants

The following table sets forth certain information with respect to the property’s primary tenants as of March 31, 2012.

NAME	PRINCIPAL NATURE OF BUSINESS	LEASE EXPIRATION	RENEWAL OPTIONS	LEASED GLA	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT (1)	PERCENTAGE OF ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Kroger	Grocery	6/03/2023	6 five-year options	63,373	65%	$551,584	42%	$8.70
Blockbuster (3)	Movie rental	3/31/2016	2 five-year options	4,417	5%	101,662	8%	23.02
Hallmark	Greeting Cards	2/28/2016	1 five-year option	4,500	5%	81,000	6%	18.00

Total/Weighted Average				72,290	75%	$734,246	56%	$10.16

(1)	Annualized base rent is calculated by multiplying (i) monthly base rent as of March 31, 2012, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent, by (ii) leased GLA.
(3)	This lease has been affirmed by the U.S. bankruptcy court in connection with Blockbuster’s bankruptcy proceeding.

Cinco Ranch Lease Expirations

The following table sets forth the lease expirations for leases in place at the Cinco Ranch property as of March 31, 2012, plus available space, for each of the ten full calendar years beginning January 1, 2012 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES	GLA OF EXPIRING LEASES	PERCENTAGE OF PROPERTY GLA	ANNUALIZED BASE RENT OF EXPIRING LEASES (1)	PERCENTAGE OF TOTAL ANNUALIZED BASE RENT	ANNUALIZED BASE RENT PER LEASED SQUARE FOOT (2)
Vacant	—	—	—	—	—	—
2012	—	—	—	$—	—	—
2013	3	5,600	6%	130,968	10%	23.39
2014	—	—	—	—	—	—
2015	3	4,089	4%	94,625	7%	23.14
2016	7	16,994	18%	364,954	28%	21.48
2017	—	—	—	—	—	—
2018	3	3,990	4%	93,789	7%	23.51
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	2	3,220	3%	73,640	6%	22.87
Thereafter	1	63,404	65%	551,583	42%	8.70

Total/Weighted Average	19	97,297	100%	$1,309,559	100%	$13.46

(1)	Annualized base rent of expiring leases is calculated by multiplying (i) monthly base rent as of March 31, 2012, for leases expiring during the applicable period, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) GLA under such expiring leases.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of March 31, 2012, of approximately $9.8 million. The loan requires monthly interest-only payments for three years and principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 3.45% and matures on January 1, 2016. While prepayment of the loan is permitted, under certain circumstances, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $9.4 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Cinco Ranch property.

Real estate taxes for 2011 on the Cinco Ranch property were $144,000, and the current real property tax rate with respect to the property is 2.8% of the assessed value. The federal income tax basis for the Cinco Ranch property is $13.2 million. Depreciation on the Cinco Ranch property is taken on a straight-line basis over 15 to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Property Revenue and Operating Expenses

We lease our properties primarily pursuant to triple net leases. Under triple net leases, base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses. In order to provide a better understanding of how these expenses impact the comparability of the leases in place at the properties comprising our portfolio, the table below includes information regarding base rent, additional property income, billed expense reimbursements and property operating expenses associated with each of the neighborhood and community shopping centers in our portfolio.

NEIGHBORHOOD AND COMMUNITY SHOPPING CENTERS	BASE RENT (1)	ADDITIONAL PROPERTY INCOME (2)		BILLED EXPENSE REIMBURSEMENTS (3)	PROPERTY OPERATING EXPENSES (4)
Uptown Park	$5,499,756	$186,807	(5)	$2,385,250	$(2,548,604)
MacArthur Park	3,527,029	18,214		1,073,775	(1,273,973)
Plaza in the Park	2,758,817	957		666,103	(724,559)
Southbank-Riverwalk	1,686,768	302,523	(6)	729,714	(724,675)
Market at Lake Houston	1,526,183	—		481,554	(508,855)
Uptown Plaza – Dallas	1,419,411	612		609,311	(559,641)
AmREIT C-Ranch LP	1,307,782	2,542		354,447	(322,372)
Uptown Plaza (including CVS)	1,185,450	—		360,485	(355,074)
Alpharetta Commons(7)	907,911	1,916		268,880	(397,390)
Bakery Square	876,602	2		230,805	(195,416)
Brookwood Village(7)	636,214	5,612		260,992	(383,872)
Courtyard on Post Oak	545,368	—		233,487	(202,579)
Terrace Shops	401,972	22,022		197,379	(289,651)
Woodlands Plaza	460,229	—		154,231	(130,562)
Sugarland Plaza	406,828	81		122,373	(108,081)
500 Lamar	386,710	3,377		184,555	(209,368)

Total	$23,533,030	$544,665		$8,313,341	$(8,934,672)

(1)

Represents base rent for the 12 months ended March 31, 2012 and excludes the impact of straight-line rent and Accounting Standards Codification, or ASC, 805-10 adjustments. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

(2)

Represents additional property-related income for the 12 months ended March 31, 2012, which includes (i) percentage rent, (ii) other rent (such as sign rent income and satellite dish revenue) and (iii) other property income (such as late fees, default fees, lease termination fees, parking revenue and the reimbursement of general state taxes).

(3)	Represents billed tenant expense reimbursements relating to the 12 months ended March 31, 2012.
(4)	Represents property operating expenses for the 12 months ended March 31, 2012.
(5)	Includes approximately $187,840 of percentage rents.
(6)	Includes approximately $193,170 of percentage rents, and $109,352 in lease termination fee income.
(7)

We purchased Brookwood Village on May 10, 2011 and Alpharetta Commons on July 29, 2011. The above represents earnings and expenses from the date of purchase through March 31, 2012. The table below represents historical earnings and expenses for Brookwood Village and Alpharetta Commons for the 12 months ended March 31, 2012.

NEIGHBORHOOD AND COMMUNITY SHOPPING CENTERS	BASE RENT	ADDITIONAL PROPERTY INCOME	BILLED EXPENSE REIMBURSEMENTS	PROPERTY OPERATING EXPENSES
Alpharetta Commons	$1,356,975	$1,916	$359,379	$(764,600)
Brookwood Village	723,433	5,612	290,353	(397,258)

Total	$2,080,408	$7,528	$649,732	$(1,161,858)

Investment Selection

Our real estate investment strategy focuses on expanding our presence in our core markets of Houston, Dallas, San Antonio, Austin and Atlanta as well as growing into submarkets within other markets that exhibit our property selection criteria, with the ultimate goal of acquiring, developing and redeveloping additional shopping centers in the major retail corridors of these selected cities. In pursuing this growth strategy, we intend to utilize research-driven investment analysis, disciplined buy/sell decisions and proprietary operating systems. We believe our underwriting expertise and investment processes developed through our long history in Texas can be leveraged in other markets where urban in-fill retail properties are underutilized and affluent submarkets lack well planned and appropriately positioned retail real estate.

We will continue to invest in existing, newly-developed, development stage or undeveloped high-quality shopping centers. In evaluating prospective property investments, our senior management team considers the following factors, among others:

■	average household incomes within a one-mile radius of $100,000, resulting in an affluent population with substantial disposable income;

■	45,000 households within a three-mile radius and additional retail drivers such as favorable daytime employment population, tourism and regional draws;

■	under-retailed, with limited nearby retail properties or land available for retail properties, providing for favorable retail per capita figures as compared to the national and MSA average;

■	physical attributes that provide the best opportunity for our tenants to attract and serve their target customers;

■	positive location based on analysis beyond the raw demographic data to fully understand the site specific factors that will influence traffic;

■	the safety of the shopping center;

■	the suitability for a long-term net lease or a lease that otherwise limits the amount of expenses to be incurred by us;

■	the cash flow expected to be generated by the shopping center;

■	the terms of the proposed leases (including, specifically, provisions relating to rent increases or percentage rent and provisions relating to passing on operating expenses to tenants);

■

the creditworthiness of tenants (based upon the tenants’ most recent audited financial statements or other similar evidence establishing net worth) and the cash flow expected to be generated by the property;

■	the prospects for long-term appreciation of the shopping center;

■	the prospects for long-range liquidity of the investment; and

■	the stability and potential growth of the surrounding community.

We invest in shopping centers that are either currently leased or are to be anchored upon completion of development by national or regional credit-worthy tenants. However, in circumstances deemed appropriate, leases may be with sole proprietor or franchisee operators. We intend to target a leasing mix where anchor tenants consist of 25 to 50% of our portfolio’s GLA. Our anchor tenants are typically leading national or regional supermarket chains such as Kroger, Safeway or H-E-B, a regional supermarket, rather than big box commodity retailers. We will continue to limit the number of long-term big box retail leases within our portfolio. We believe three-to-five year leases with select local and national retailers provide a greater opportunity to increase rental revenue in the near term and over time and reduces our exposure to large scale national retailer bankruptcies. No tenant accounts for more than 8% of our annualized base rent and we actively maintain balanced lease maturities with no more than 15% of annualized base rent expiring in a single year.

We have no minimum financial requirements for tenants. Our tenant financial requirements vary depending upon individual circumstances within the property and with respect to the existing leases. With respect to the credit of a prospective tenant, we will evaluate the party’s creditworthiness in terms of its most recent audited financial statements, its general credit history, any trends exhibited by its credit rating, appropriate references, if available, the type of business in which it engages, the size and scope of its business, the length of its operating history, the background and experience of its management and similar types of factors.

Prior to the purchase of a shopping center, we conduct environmental due diligence to ascertain that all conditions imposed by a lender loaning funds towards the acquisition of such property, if applicable, have been satisfied and that all conditions imposed by the title insurer which exclude coverage due to environmental conditions are either removed, waived or found acceptable by a majority of our board of directors. Where neither lender nor title insurer conditions raise issues regarding environmental due diligence, we may, nevertheless, require certain protective representations and indemnification from the seller of a property, including a satisfactory Phase I environmental study of the property site.

We compete for both investment opportunities and the operation of our properties with other real estate investors (both domestic and foreign), including other REITs and limited partnerships which have investment objectives similar to ours and which are likely to have greater resources than us. Management continually monitors the real estate market in order to identify potential desirable property acquisitions and advantageous disposition opportunities for our properties.

We plan to explore possible acquisitions of shopping centers in whole or partial exchange for our equity securities. We have authority to issue additional shares or other securities in exchange for properties and other valid consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. We have authorized shares of preferred stock but have not issued any preferred stock.

Leasing

Selecting properties with high-quality tenants and mitigating risk by diversifying our tenant base is at the forefront of our acquisition and leasing strategy. Our internal leasing team identifies and qualifies prospective tenants, assists in the negotiation of the leases, provides statements as to the income and expense applicable to each such property, receives and deposits monthly lease payments, periodically verifies tenant payment of real estate taxes and insurance coverage and periodically inspects each such property and tenants’ sales records, where applicable. We, however, pay no property management fees or advisory fees. The tenants will be responsible, at their expense, for day-to-day oversight and maintenance of the properties.

Advised Funds

Since 1995, AmREIT and its predecessors have raised 20 advised funds targeting third-party equity capital, 12 of which have been fully liquidated and eight of which currently have properties in operation under our management. As of March 31, 2012, we managed three institutional joint ventures and five high net worth advised funds, which we collectively refer to as our advised funds. Our institutional partners are J.P. Morgan Investment Management and AEW Capital. As of the date of this prospectus, our advised funds held all or a portion of the ownership interests in 18 properties totaling approximately 2.2 million square feet of GLA with an undepreciated book value of over $451 million.

We utilize our personnel to provide a fully integrated range of advisory services to our advised funds including leasing, financing, acquiring and disposing of properties. Through our advised funds, we are able to (i) better match our capital with our property pipeline and (ii) generate fee income from providing asset and property management services, as well as construction management for development and redevelopment projects. As a sponsor, we typically structure investments such that the limited partners receive 99% of the available cash flow until 100% of their original invested capital has been returned and a preferred return has been met. Once this has been achieved, the general partner begins sharing in the available cash flow at various promote levels. We invest in the limited partnerships that we manage as both the general partner and as a minority limited partner.

Income from our advised funds is earned by AmREIT Realty Investment Corporation, or ARIC, which is one of our taxable REIT subsidiaries. ARIC contributes significantly to our profitability by generating brokerage, leasing, property management, construction management and development fee income. ARIC also provides comprehensive development and construction services from site selection and design through building completion for our tenants.

Acquisition Process from Advised Funds

High Net Worth Advised Funds

We own 100% of the general partner of each of our high net worth advised funds. As the sole owner of the general partner of each of the high net worth advised funds and the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. Our board of directors has adopted a policy with respect to acquisitions from our high net worth advised funds, pursuant to which we will acquire any property from one of our high net worth advised funds at market value, as determined by an independent appraisal process. Specifically, each of AmREIT and the selling fund, at its sole cost, is required to appoint a real estate appraiser to conduct an independent appraisal of the property, which appraisal shall be completed no later than 30 days after the two appraisers are appointed. If the two appraised values are within five percent of each other, the market value of the property is deemed to be the mean of the two appraisals. If the two appraisals are more than five percent apart, a third appraiser must be appointed by the two existing appraisers, and the third appraiser has 30 days to complete its appraisal of the property. Upon completion of the third appraisal, if the low appraisal and/or the high appraisal are/is more than five percent lower and/or higher than the middle appraisal, the low appraisal and/or the high appraisal is disregarded. If only one appraisal is disregarded, the average of the remaining two appraisals is deemed to be the fair market value. If both the low appraisal and the high appraisal are disregarded as set forth above, the middle appraisal is deemed to be the fair market value.

Institutional Joint Ventures

Pursuant to the agreements with each of our institutional joint venture partners, we, directly or through one of our high net worth advised funds, as applicable, have a buy-sell right to purchase the interest of our joint venture partner at a proposed price equal to the estimated amount of cash that would be distributed to the partner in a liquidation. In response to our offer, the joint venture partner within 30 days may sell its interest to us for the proposed price or purchase our interest for the estimated amount of cash that would be distributed to us in a liquidation based upon the same valuation as our proposed price. The buy-sell is effective beginning after a two-year lock-out period, which has expired for two of the three institutional joint ventures. In addition, if triggered, the joint venture agreements provide us or one of our high net worth advised funds, as applicable, with the right of first offer, for 30 days after proper notice, to purchase the property owned by the joint venture for a price equal to the joint venture partner’s estimate of the fair market value of the property. If, as a result of the exercise of one of the rights described above, one or more of our high net worth funds become the direct owners of a property, we may acquire the property from the fund pursuant to the process described above. See “– High Net Worth Advised Funds.”

Regulatory Matters

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio has the necessary permits and approvals to operate its business.

Environmental Regulations

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or former owner or operator of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products at, on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred (i.e., the liability may be joint and several). In addition, third parties may sue the current or former owner or operator of a property for damages based on personal injury, natural resources, or property damage and/or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to redevelop, sell, or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so.

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact or properties. In addition, certain of our properties are currently used, have been used, and may be used in the future by others, including former owners or tenants of our properties, for commercial or industrial activities, e.g., gas stations and dry cleaners, that may release petroleum products or other hazardous or toxic substances at our properties or to surrounding properties.

We have obtained Phase I Environmental Site Assessments or similar environmental audits from an Independent environmental consultant for substantially all our properties. A Phase I Environmental Site Assessment is a written report that identifies existing or potential environmental conditions associated with a particular property. These environmental site assessments generally involve a review of records, interviews and visual inspection of the property; however, they have a limited scope (e.g., they do not include soil sampling or ground water analysis) and may not reveal all potential environmental liabilities. Further, material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose additional material environmental liability beyond what was known at the time the site assessment was conducted. While environmental assessments conducted prior to acquiring our properties have not revealed, nor are we aware of, any environmental liability that we believe will have a material adverse effect on our operations, certain properties that we have acquired contain, or contained, uses that could have impacted our properties, including dry-cleaning establishments utilizing solvents or gas stations. Where we believed it was warranted, subsurface investigations or samplings of building materials were undertaken with respect to these and other properties. To date, the costs associated with these investigations and any subsequent remedial measures taken to address any identified impacts have not resulted in material costs. Prior to purchasing property in the future, we plan on conducting Phase I Environmental Site Assessments and other environmental investigations, if warranted.

Our properties and the tenants of our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes, underground and aboveground storage tanks, local fire safety requirements, and local land use and zoning regulations. For example, some of our tenants handle regulated substances or wastes as part of their operations on our properties. Noncompliance with these environmental, health and safety laws could subject us or our tenants to liability. These environmental liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with environmental laws, health, and/or safety laws, including increasing liability for noncompliance or requiring significant unanticipated expenditures. We are not presently aware of any instances of material non-compliance with environmental, health and safety laws at our properties, and we believe that we have all permits and approvals necessary under current law to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material non-compliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act of 1990

Under the Americans with Disabilities Act of 1990, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA might require removal of structural barriers to handicapped access in certain public areas where such removal is “readily achievable.” We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. Noncompliance with the ADA, however, could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our Initial Properties and to make alterations as appropriate in this respect.

Insurance

We believe that each of our properties are covered by adequate fire, flood, earthquake, wind (as deemed necessary or as required by our lenders) and property insurance, as well as commercial liability insurance. We also carry terrorism insurance at levels we believe are commercially reasonable. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured. Furthermore, we believe that our businesses and assets are likewise adequately insured against casualty loss and third-party liabilities. The cost of such insurance is passed through to tenants to the extent possible. We expect to maintain this type of insurance coverage and to obtain similar coverage with respect to any additional properties that we acquire in the future, including the properties in our acquisition portfolio. We will not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. See “Risk Factors – Risks Related to our Business, Operations and Initial Properties – Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flows.”

Competition

We believe that the market for investment grade retail properties and financially stable tenants has historically been extremely competitive and has become even more competitive as a result of the current economic downturn. We compete with an indeterminate number of other real estate investors, including domestic and foreign corporations and financial institutions, publicly-traded and privately-held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds, some of which have greater financial resources than we do.

In operating and managing our properties, we compete for tenants based upon a number of factors including, but not limited to, location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-lease space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions, incur charges for tenant improvements and other inducements, or we may not be able to timely lease vacant space, all of which would adversely impact our results of operations. In light of the current economic downturn, we have had to utilize rent concessions and undertake tenant improvements to a greater extent than we historically have.

We also face competition when pursuing acquisition, development, redevelopment opportunities. Our competitors may be able to pay higher acquisition, development or redevelopment fees, may have private access to opportunities not available to us and otherwise be in a better position to acquire, develop or redevelop a commercial property. Competition may also have the effect of reducing the number of suitable acquisition, development or redevelopment opportunities available to us, increase the price required to consummate an acquisition, development or redevelopment opportunity and generally reduce the demand for commercial space in our geographic markets. Similarly, should we decide to dispose of an property, we may compete with third-party sellers of similar types of commercial properties for suitable purchasers which may result in our receiving lower net proceeds from a sale or in our not being able to dispose of such property at a time of our choosing due to the lack of an acceptable return.

Employees

As of March 31, 2012, we had 42 full-time employees and two part-time contract personnel. Our employees perform various acquisition, property management, maintenance, renovation, development, and redevelopment functions. We believe that our relationships with our employees are good. None of our employees are represented by a union.

Principal Executive Offices

Our corporate headquarters are located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046. We have regional offices located in Dallas, Texas and Atlanta,
Georgia. We believe that our current offices are adequate for our present and future business and operations although we may open regional offices depending upon the volume and nature of future acquisition, development and redevelopment projects.

Legal Proceedings

From time to time, we may be party to various lawsuits, claims and other legal proceedings arising in the ordinary course of our business. We currently are not a party, as a plaintiff or defendant, in any material litigation or legal proceedings nor, to our knowledge, is any material litigation pending or threatened against us, which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of seven directors, a majority of whom are independent within the meaning of the listing standards of the NYSE. Each director will serve until the annual meeting of stockholders at which his one-year term ends and until his successor has been duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws – Our Board of Directors.” Our officers serve one-year terms at the discretion of our board of directors. The following table sets forth our executive officers and directors.

NAME	AGE	POSITION
H. Kerr Taylor *	61	Chairman of the Board of Directors, President and Chief Executive Officer
Chad C. Braun *	40	Executive Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary
Tenel H. Tayar *	42	Senior Vice President and Chief Investment Officer
Charles Scoville	52	Senior Vice President and Director of Leasing/Property Management
Brett Treadwell	42	Managing Vice President – Finance and Chief Accounting Officer
Robert S. Cartwright, Jr. (†)	62	Director
Philip Taggart (†)	81	Director
H. L. “Hank” Rush, Jr. (†)	61	Director
Mack D. Pridgen III (†)	62	Director
Brent M. Longnecker (†)	56	Director
Scot J. Luther (†)	49	Director

*	Indicates our named executive officers
†	Indicates independent directors within the meaning of the NYSE listing standards.

Set forth below are descriptions of the backgrounds and business experience of each of our executive officers and directors and the period of time during which he has served in such position. There are no family relationships among any of the executive officers or directors.

H. Kerr Taylor. As founder, Chairman of our board of directors and Chief Executive Officer, Mr. Taylor is responsible for overseeing the building of our team of professionals, cultivating our “5C” corporate culture, directing our strategic initiatives and expanding our investor and partner relationships. Since founding AmREIT in 1985, Mr. Taylor has led the growth of our team from three to more than 40 professionals, has grown our property portfolio to approximately $1 billion of real estate assets and has increased our investor base to more than 6,000 stockholders and partners. Mr. Taylor is a member of Houston’s Uptown District Board of Directors, a lifetime member of the International Council of Shopping Centers, a past board member of Park National Bank (now Frost Bank) and a member of the Urban Land Institute and Texas Bar Association. Mr. Taylor received a Bachelor of Arts degree from Trinity University, a Masters of Business Administration degree from Southern Methodist University and a Doctor of Jurisprudence degree from South Texas College of Law. Mr. Taylor also pursued post baccalaureate studies at the College of Biblical Studies and Harvard Business School. Mr. Taylor was selected and is qualified to serve as the chairman of our board of directors because of his intimate knowledge of AmREIT and its affiliated companies and his extensive experience within the real estate industry.

Chad C. Braun. As our Executive Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary, Mr. Braun is responsible for leading the corporate finance and accounting team as well as our equity capital and debt structuring initiatives. Mr. Braun has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since 2002 and as our Chief Operating Officer since March 2011. Mr. Braun joined us in 1999 and has helped lead our growth to approximately $1 billion in real estate assets. Prior to joining us in 1999, Mr. Braun served as a manager in the real estate advisory services group at Ernst &

Young LLP where he provided extensive consulting and audit services to a number of real estate investment trusts, private real estate companies and other Fortune 500 companies. Mr. Braun is a member of the National Association of Real Estate Investment Trusts, Texas Society of Certified Public Accountants and Investment Program Association. Mr. Braun is a Certified Public Accountant in the State of Texas and received a Bachelor of Business Administration degree in accounting and in finance from Hardin-Simmons University.

Tenel H. Tayar. Mr. Tayar serves as our Senior Vice President and Chief Investment Officer. Mr. Tayar has been with AmREIT since January 2003 and has served in his current positions since 2007. He leads the team responsible for creating and executing the investment strategy for AmREIT and its advised funds. Under Mr. Tayar’s leadership, this team has sourced, negotiated and closed over $700 million in real estate transactions. Mr. Tayar has 16 years of real estate experience. Prior to joining AmREIT, he served as the director of finance at The Woodlands Operating Company where he directed dispositions, construction financing and permanent financing for office, retail, industrial, land and multi-family properties, resulting in over $300 million in real estate transactions. Mr. Tayar is a licensed Texas real estate broker and is a member of the International Council of Shopping Centers and the Urban Land Institute. Mr. Tayar received a Bachelor of Business Administration degree in finance from the University of Texas at Austin and a Masters of Business Administration degree from Southern Methodist University.

Charles Scoville. Mr. Scoville serves as our Senior Vice President and Director of Leasing and Property Management. Mr. Scoville has served in his current positions since joining AmREIT in 2007, and he leads the leasing and property management team for AmREIT’s property and advised fund portfolio. In that capacity, he supervises a team of 10 leasing and property management professionals who are dedicated to enhancing the value of AmREIT properties on a daily basis. Prior to joining AmREIT, Mr. Scoville was vice president of leasing for the southwest region of New Plan Excel Realty Trust, one of the nation’s largest retail REITs. In that capacity, he was responsible for all leasing activities for a portfolio of over 100 shopping centers in seven states. Mr. Scoville began his commercial real estate career in 1980 as a project leasing agent for a Texas-based shopping center development firm. Since then, he has been active in the industry in various roles including acquisitions, dispositions, development, and property management in addition to leasing. Mr. Scoville is a Certified Shopping Center Manager and a licensed Texas Real Estate Broker, and is an active member of the International Council of Shopping Centers. Mr. Scoville received a Bachelor of Business Administration degree with a concentration in real estate from Southern Methodist University.

Brett P. Treadwell. Mr. Treadwell serves as our Managing Vice President – Finance and Chief Accounting Officer. Mr. Treadwell has served in his current positions since joining AmREIT in 2004, and he is responsible for leading AmREIT’s financial reporting team as well as assisting in establishing and executing AmREIT’s strategic financial initiatives. He oversees our filings with the SEC, our periodic internal reporting to management and our compliance with the Sarbanes-Oxley Act of 2002. Mr. Treadwell has over 20 years of accounting, financial and SEC reporting experience and prior to joining us, he served as a senior manager with Arthur Andersen LLP and most recently with PricewaterhouseCoopers, LLP. He has provided extensive audit services, regularly dealt with both debt and equity offerings for publicly traded and privately owned clients in various industries and has strong experience with SEC reporting and registration statements and offerings. Mr. Treadwell is a member of the National Association of Real Estate Investment Trusts and Texas Society of Certified Public Accountants. Mr. Treadwell graduated Magna Cum Laude from Baylor University with a Bachelor of Business Administration degree and subsequently earned the CPA designation.

Robert S. Cartwright, Jr. Mr. Cartwright has been a director of AmREIT or one of our predecessors since 1993 and currently serves as the Chairman of our nominating and corporate governance committee. Mr. Cartwright is a Professor of Computer Science at Rice University. Mr. Cartwright earned a bachelor’s degree magna cum laude in Applied Mathematics from Harvard College (Phi Beta Kappa) in 1971 and a doctoral degree in Computer Science from Stanford University in 1977. Mr. Cartwright has been a member of the Rice faculty since 1980 and twice served as department Chair. Mr. Cartwright has compiled an extensive record of professional service. He is a Fellow of the Association for Computing Machinery (ACM), and a member of the Computer Science Advisory Committee for Prairie View A&M University. He served on the Texas State Board of Education TEKS Mathematics Review Committee in 2011, the Sun Microsystems Developer Advisory

Council from 2002 to 2009, the ACM Education Board from 1997 to 2007 and the board of directors of the Computing Research Association from 1994 to 2000. Mr. Cartwright has served as a charter member of the editorial boards of two professional journals and has also chaired several major ACM conferences. From 1991 to 1996, he was a member of the ACM Turing Award Committee which selects the annual recipient of the most prestigious international prize for computer science research. Mr. Cartwright’s knowledge of AmREIT, experience as a member of our board of directors and extensive educational and business experience contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Philip Taggart. Mr. Taggart has been a director of AmREIT or one of our predecessors since 2000. Mr. Taggart currently serves on the boards of directors of International Expert Systems, Inc. and Wave Imaging Technology, Inc., and served on the board of directors of the Foundation of Texas State Technical College for 10 years. Mr. Taggart has specialized in investor relations activities since 1964 and is the President and Chief Executive Officer of Taggart Financial Group, Inc., an investment adviser firm registered in the State of Texas. He is the co-author of the book “Taking Your Company Public” and has provided communications services for 58 initial public offerings, more than 200 other new issues, 210 mergers and acquisitions, 3,500 analyst meetings and annual and quarterly reports for over 25 years. A distinguished alumnus of the University of Tulsa, he also has been a university instructor in investor relations at the University of Houston. Mr. Taggart’s knowledge of AmREIT, experience as a member of our board of directors and extensive investor and public relations experience for public and private companies contribute to the mix of qualifications and experience the board of directors seeks to maintain.

H. L. “Hank” Rush, Jr. Mr. Rush has been a director of AmREIT or one of our predecessors since 2006 and currently serves as our Lead Independent Director. In 2008, Mr. Rush was appointed to serve as the President and Chief Executive Officer of The Star of Hope Mission, Houston’s 104 year old mission to Houston’s homeless. This role answers a life-long desire to serve in full-time ministry while utilizing the business skills developed in his professional life. From 2005 to 2008, Mr. Rush served as Executive Vice President and Chief Operating Officer, President and Chief Executive Officer, and as a member of the Compensation committee of the board of directors of PropertyInfo Corporation, a wholly-owned subsidiary of Stewart Information Services Corp. PropertyInfo Corporation provides real estate information and online software tools for the title, realtor, lender, builder/developer and government sectors of the real estate industry. Mr. Rush has over 20 years of senior executive and start-up management experience in IT development and outsourcing, residential and commercial construction and energy. Prior to joining PropertyInfo Corporation, Mr. Rush served as chairman and co-founder of EC Power, Inc., an Internet transaction services company, for ten years. In addition, he founded and served for eight years as President and Chief Executive Officer of a high-end residential construction company in Houston and served as a senior executive with BMC Software, Inc., where he managed the initial phase of BMC’s new headquarters land acquisition and construction. Texas Eastern Corp., now a part of Duke Energy, was his professional home for almost 17 years prior to his move to BMC. Mr. Rush’s knowledge and experience as a President, Chief Executive Officer and Chief Operating Officer of a variety of different companies, combined with his experience and knowledge of AmREIT contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Mack D. Pridgen III. Mr. Pridgen has been a director of AmREIT or one of our predecessors since 2007 and currently serves as the audit committee Chair. From 1997 until March 2007, Mr. Pridgen served as general counsel, vice president and secretary of Highwoods Properties, Inc. (NYSE:HIW), a commercial real estate investment trust that owns and operates primarily suburban office properties, as well as industrial, retail and residential properties. Prior to joining Highwoods Properties, Inc., Mr. Pridgen was a partner with Smith, Helms, Mulliss and Moore, LLP, with a specialized focus on the tax, corporate and REIT practices. Mr. Pridgen also served as a tax consultant for Arthur Andersen & Co. for 15 years. Mr. Pridgen received his Bachelor of Business Administration and Accounting degree from the University of North Carolina at Chapel Hill and his law degree from the University of California at Los Angeles School of Law. Mr. Pridgen’s knowledge and experience in the area of accounting and tax, especially for REITs, his experience as a former executive with a publicly-traded REIT, and his knowledge of AmREIT contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Brent M. Longnecker. Mr. Longnecker has been a director of AmREIT or one of our predecessors since 2007 and currently serves as the Compensation committee Chair. Mr. Longnecker also serves as a director and on the audit committee for Momentum Healthcare Services, Inc. and ATP Oil and Gas Corporation. Since 2003, Mr. Longnecker has served as President of Longnecker & Associates, an executive compensation and corporate governance consulting firm. From June 1999 to 2003, Mr. Longnecker served as president of Resources Consulting Group, and executive vice president of Resources Connection. Mr. Longnecker has over 20 years of consulting experience, including as National Principal-In-Charge for the Performance Management and Compensation Consulting Practice of Deloitte & Touche and as partner at KPMG Peat Marwick. Mr. Longnecker’s consulting experience includes working with real estate companies, including publicly traded companies, on corporate governance issues and on the management of their assets. Mr. Longnecker received Bachelor of Business Administration and Masters of Business Administration degrees from the University of Houston. Mr. Longnecker’s knowledge and experience in the area of executive compensation and corporate governance with both public and private real estate companies and REITs, and his knowledge of and experience with AmREIT contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Scot J. Luther. Mr. Luther has been a director of AmREIT or one of our predecessors since 2007. Since 2003, Mr. Luther has served as president and sole owner of Luther Properties, LLC, a commercial real estate development company that develops and manages retail property. During the past eight years, Luther Properties, LLC has acquired and developed 22 retail and medical properties totaling over 250,000 square feet in three states. Prior to the formation of Luther Properties, LLC, Mr. Luther spent a combined 12 years as director of acquisitions for CenterAmerica Property Trust, a Morgan Stanley-owned real estate investment trust and as leasing executive at Weingarten Realty Investors, a publicly traded REIT (NYSE:WRI). Mr. Luther received his Bachelor of Finance and Masters in Land Economics & Real Estate degrees from Texas A&M University in College Station, Texas and a law degree from South Texas College of Law in Houston, Texas. Mr. Luther’s knowledge and experience in the real estate industry contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Qualifications of Directors

When considering whether our director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our operational and organizational structure, the nominating and corporate governance committee and the board of directors focused primarily on the information discussed in each of the director nominees’ individual biographies set forth above and on the following particular attributes:

■ Independence as a director and any potential conflicts of interest	■ The required and appropriate expertise when combined with other board members

■ Significant level of experience in situations that have demonstrated strong character qualities within a business leadership role	■ Possesses the ‘5C’ elements of core values, character, competence, communication and community

■ Has a wide variety of successful business and personal experiences	■ Any other factors that the board of directors deems appropriate

Our directors have presided during periods in which we have operated as a private company and as a public company, traded on the American Stock Exchange, in addition to overseeing our role as general partner for our advised funds. Since 2000, we have raised approximately $170 million of equity capital, and our advised funds have raised approximately $250 million of equity capital. During our history, we have generated both positive and negative returns for our stockholders and fund investors. In particular, we have operated during periods of severe industry downturn, such as the late 1990s and the period following September 11, 2001, in which our stockholders and investors may have experienced a decline in the value of their equity or contributed capital.

Corporate Governance Profile

We are dedicated to establishing and maintaining the highest standards of corporate governance. Our board of directors has implemented corporate governance measures that are designed to serve the long-term interests of our stockholders and to further align the interests of executive officers and directors with our stockholders. Measures approved by the board of directors, including through the adoption of a Code of Business Conduct and Ethics and Corporate Governance Guidelines and other policies, include, but are not limited to, the following:

■	prohibiting the re-pricing of options issued pursuant to our incentive plan;

■

of the seven persons who currently serve on our board of directors, six have been affirmatively determined by our board of directors to be independent for purposes of the NYSE’s listing standards and Rule 10A-3 under the Exchange Act;

■	scheduling executive sessions of the non-management directors on a regular basis;

■	conducting annual evaluations of our board of directors, its constituent committees and individual directors;

■	establishing share ownership guidelines for our executive officers and directors;

■	requesting that directors visit our properties every year;

■	limiting members of our audit committee to service on not more than two other public company audit committees without the prior approval from our board of directors;

■	adopting a Pre-Approval Policy for audit and non-audit services rendered by our independent auditors;

■	limiting our Chief Executive Officer’s service to not more than two other public company boards of directors;

■	adopting formal charters for the constituent committees of our board of directors;

■	annually reviewing and, if necessary, revising our existing committee charters;

■	we have opted out of the Maryland business combination and control share acquisition statutes; and

■	we do not have a stockholder rights plan.

Board of Directors

Pursuant to our charter and our bylaws, our business, property and affairs are managed under the direction of our board of directors. Directors are kept informed of our business through discussions with the Chairman and our other executive officers, by reviewing materials provided to them and by participating in meetings of our board of directors and its constituent committees. Directors have complete access to our executive officers and our independent auditors. Our board of directors and each of its constituent committees also have the authority to retain, at AmREIT’s expense, outside counsel, consultants or other advisors in the fulfillment of their duties.

Independence of Directors

Pursuant to our Corporate Governance Guidelines, which require that a majority of our directors be “independent” as the term is defined by the NYSE listing standards, our board of directors has reviewed the independence of each of our directors. During this review, our board of directors considered all transactions that occurred and all relationships that existed during 2010 between AmREIT and each director or any member of his or her immediate family. The purpose of this review is to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent pursuant to the NYSE listing standards.

As a result of this review, our board of directors affirmatively determined that each of our directors are, with the exception of Mr. Taylor, independent.

Committees of the Board of Directors

The board of directors has established permanent committees that have certain responsibilities for our governance and management. These committees are the audit committee, compensation committee, and nominating and corporate governance committee. The board of directors has adopted charters for the audit committee, compensation committee and nominating and corporate governance committees which can be found on the Stockholder Relations page of our corporate website at www.amreit.com under the heading “Corporate Governance.” AmREIT will also provide a copy of these charters to any stockholder, without charge, upon written request to our Secretary, Chad C. Braun, at AmREIT, 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

The board of directors has determined that our audit committee is comprised entirely of directors who meet the independence and financial literacy requirements of the NYSE listing standards and that Mr. Pridgen, the Chairman of the audit committee, is an “audit committee financial expert” as defined by the rules of the SEC. In addition, the board of directors has determined that our compensation and nominating and corporate governance committees are comprised entirely of directors who meet the independence requirements of the NYSE listing standards. The current membership of each constituent committee of the board of directors is set forth below.

NAME	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
H. Kerr Taylor (1)
Robert S. Cartwright, Jr.	X		Chairman
Philip Taggart	X	X
H. L. “Hank” Rush, Jr. (2)		X
Mack D. Pridgen III	Chairman
Brent M. Longnecker		Chairman	X
Scot J. Luther			X

(1)	Chairman of the board of directors.
(2)	Lead Independent Director.

Audit Committee

The audit committee’s responsibilities include preparing the audit committee report for inclusion in our annual proxy statement, reviewing the audit committee charter and the audit committee’s performance, and providing assistance to our board of directors in fulfilling its responsibilities with respect to the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors’ qualifications, performance and independence and the performance of our internal audit function. In addition, the audit committee is responsible for the selection of the independent registered public accounting firm, which reports directly to the audit committee, approve the engagement fee of such firm and pre-approve the audit services and any permitted non-audit services that the firm may provide to us. Further, our audit committee reviews the scope of audits as well as the annual audit plan, evaluates matters relating to our audit and internal controls. The audit committee also oversees investigations into complaints concerning financial matters. During 2011, our audit committee met four times. In addition to its regular quarterly meetings, our audit committee also holds separate executive sessions, outside the presence of senior management, with our independent auditors on a quarterly basis.

Compensation Committee

The compensation committee’s responsibilities include reviewing management’s recommendations and advising management and the board of directors on the Company’s overall compensation philosophy, reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer and other executive officers’ compensation, evaluating the performance of our Chief Executive Officer and other executive officers in light of our corporate goals and objectives and recommending to the independent directors the compensation level for each such person, reviewing and recommending to our board of directors any changes in incentive compensation and equity-based compensation plans and establishing such processes and procedures as the committee deems appropriate for assessing the appropriate level of risk in our compensation policies and practices for its employees. The compensation committee may delegate its responsibilities to a sub-committee comprised solely of its members and may retain consultants or advisors to assist it in carrying out its duties. During 2011, the compensation committee met one time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s duties include adopting criteria for recommending candidates for election or re-election to our board of directors and its constituent committees, retaining consultants or advisors to assist in the identification or evaluation of director nominees, considering issues and making recommendations regarding the size and composition of the membership our board of directors. During 2011, the nominating and corporate governance committee did not meet.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all directors, executive officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted this document on the Stockholder Relations page of our corporate website at www.amreit.com under the category “Corporate Governance.” AmREIT will also provide a copy of this document to any person, without charge, upon written request to 8 Greenway Plaza, Suite 1000, Houston, Texas 77046, Attention: Chad C. Braun, Secretary. The purpose of the Code of Business Conduct and Ethics is to (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; and (iii) promote compliance with all applicable rules and regulations that apply to AmREIT and our directors and executive officers. Any waiver of or amendment to the Code of Business Conduct and Ethics for an executive officer or director will be promptly disclosed to stockholders by posting such information on our corporate website.

Corporate Leadership Structure

Since our inception, Mr. Taylor has served as Chairman of our board of directors and Chief Executive Officer. The board of directors believes that our consolidated leadership structure is in the best interests of our stockholders because it provides an efficient and effective management model which fosters direct accountability, effective decision-making and alignment of corporate strategy between our board of directors and management. Because we have combined the role of Chairman and Chief Executive Officer, Mr. Rush, one of our independent directors, serves as the lead independent director for all meetings. Mr. Rush presides at all executive sessions of the board of directors, consults with Mr. Taylor regarding agendas for meetings of the board of directors and its constituent committees and acts as a liaison to facilitate teamwork and communication between our executive officers and the independent directors.

Board Oversight of Risk

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of risks applicable to us. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. At the committee level, (i) the audit committee oversees the management of accounting, financial, legal and regulatory risks; (ii) the compensation committee oversees the management of risks relating to our executive compensation program; and (iii) the nominating and corporate governance committee oversees the management of risks associated with the independence of the members of the board of directors and potential conflicts of interest. While each committee is directly responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is generally responsible for and is regularly informed through committee reports about such risks and any corresponding efforts designed to mitigate such risks.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The compensation committee is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. The compensation committee ensures that the total compensation paid to our executive leadership team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of our executive leadership team, including the named executive officers, are similar to those provided to other executive officers of other REITs. The following Compensation Discussion and Analysis explains our compensation philosophy, objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the Chief Investment Officer, whom we refer to collectively as our named executive officers, as determined in accordance with applicable SEC rules.

Compensation Objectives and Philosophy

The compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the company and that aligns executives’ interests with those of the stockholders by rewarding performance above established goals with the ultimate objective of improving stockholder value. The compensation committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the compensation committee believes that executive compensation packages provided by us to our executives, including our named executive officers, should include both cash and share-based compensation that reward performance as measured against established goals.

The compensation committee believes that measures such as FFO and growth in assets play an important part in setting compensation; however, the compensation committee also recognizes that often outside forces beyond the control of management, such as economic conditions, capital market conditions, changing retail and real estate markets and other factors, may contribute to less favorable near-term results. The compensation committee also strives to assess whether management is making appropriate strategic decisions that will allow us to succeed over the long term and build long-term stockholder value. These may include ensuring that we have the appropriate leasing pipelines to ensure a future stream of recurring and increasing revenues, assessing our risks associated with real estate markets and tenant credit, managing our debt maturities, and determining whether our staffing and general and administrative expenses are appropriate given our projected operating requirements.

Role of Executive Officers in Compensation Decisions

The compensation committee makes compensation decisions with respect to the compensation of Mr. H. Kerr Taylor, our Chairman, President and Chief Executive Officer, and establishes the general parameters within which he establishes the compensation for our other named executive officers and management team. The compensation committee also approves recommendations regarding equity awards to all of our other officers and employees.

Mr. Taylor reviews the performance of our other named executive officers and management team annually, and makes recommendations to the compensation committee with respect to salary adjustments and annual award amounts. The compensation committee can exercise its discretion in modifying any recommended adjustment or award. The compensation committee also reviews the performance of our executive officers.

Peer Groups for Executive Compensation Purposes

The compensation committee used the 2010 NAREIT Compensation and Benefits Survey and the 2011 National Real Estate Compensation and Benefits Survey prepared by CEL & Associates, Inc., or the

Compensation Surveys, as well as SEC filings from the below peer group companies to assist it in considering compensation for our executive officers. Among other items, the Compensation Surveys provided company specific, sector specific and position specific compensation information including base salary, total annual cash compensation and long term compensation for various percentiles. The compensation committee relied on the Compensation Surveys to provide it with relevant market compensation data for our executive officers compared to the peer companies, sector averages and position averages in order to make compensation decisions for our executive officers. The information provided from the various REITs was based upon 2010 compensation data, which was the most recent available data at such time.

The initial REIT peer group had equity capitalization ranging from approximately $334 million to $2.2 billion. Our equity capitalization at that time was approximately $400 million, including $180 million of equity capitalization in our advised funds through our asset advisory group. Accordingly, we further refined the peer group for compensation purposes to those companies that more closely approximated our equity capitalization. Therefore, the following REITs, whose equity capitalization ranged from approximately $334 million to $577 million, comprised our peer group:

■	Urstadt Biddle Properties Inc.

■	Ramco – Gershenson Properties Trust

■	Cedar Shopping Centers, Inc.

As our peer group still has a greater capitalization than AmREIT, we have further discounted our compensation metrics in order to more appropriately compare to the peer group. As we are able to grow our capitalization in relation to the peer group, it is anticipated that this additional discount will be reduced and that, as our equity capitalization becomes more comparable, we will not utilize the discount.

Total Compensation

In setting compensation for our named executive officers and management team, the compensation committee focuses on total annual compensation as well as the components of total annual compensation. For this purpose, total annual compensation consists of base salary, cash incentives at target levels of performance and long-term equity incentive compensation in the form of restricted stock. In setting the total annual compensation for our executive officers, the compensation committee evaluates market data provided by the Compensation Surveys, company specific filings and information on the performance of each executive officer for the prior year and as compared to the peer group. This evaluation is comprised of both quantitative assessment as well as qualitative assessment. In order to remain competitive in the marketplace for executive talent, the target levels for the total annual compensation of our named executive officers and management team are set to the average of the peer group. We believe that this is an appropriate target that contemplates both the quantitative and qualitative elements of each position and rewards for performance. In addition, each executive officer has corporate level quantitative goals, qualitative strategic goals and team oriented goals. The compensation committee believes that this approach allows us to attract and retain skilled and talented executives to guide and lead our business and supports a “pay for performance” culture. Additionally, to ensure that the company was aligned with stockholders, the named executive officers and management team subordinated 100% of their cash incentives to achieving the corporate FFO goal of $1.20 per share. Our 2011 target total compensation was comprised of the following components:

■	base salary: 40% of target total compensation

■	cash incentives: 27.1% of target total compensation

■	equity incentives: 32.9% of target total compensation

Annual Cash Compensation

In order to remain competitive in the marketplace for executive talent, the targeted levels for the total annual compensation of our named executive officers and management team are set to the average of the peer group, and then discounted for size.

Base Salary. Each of our executive officers receives a base salary to compensate him for services performed during the year. When determining the base salary for each of our executive officers, the compensation committee considers the market levels of similar positions, discounted for size, at the peer group companies through the data provided to them by the Compensation Surveys and company specific filings, the performance of the executive officer, the experience of the executive officer in his position, and the other components of compensation and total compensation. The base salaries of our executive officers are established by the terms of their employment agreements. The executive officers are eligible for annual increases in their base salaries as determined by the compensation committee. The base salaries paid to our executive officers in 2011 are set forth below in the “Executive Compensation – Summary Compensation Table.”

Annual Non-Equity Compensation. The compensation committee’s practice is to provide a significant portion of each executive officer’s compensation in the form of an annual cash bonus. These annual bonuses are primarily based upon quantifiable company performance objectives. This practice is consistent with our compensation objective of supporting a performance-based environment. The compensation committee makes an annual determination as to the appropriate split between company-wide and executive specific goals based upon its assessment of the appropriate balance. Each year, the compensation committee sets for the executive officers the threshold target and maximum bonus that may be awarded to those officers if the threshold goals are achieved.

For 2011, the compensation committee established the following goals for Mr. Taylor and set a target bonus of 72% of base salary:

2011 GOAL	2011 ACTUAL	% OF COMPANY GOAL	% ATTAINED	INCENTIVE PAID, AS PERCENTAGE OF BASE SALARY
Increase FFO to $1.20	$1.20	50%	100%	35.7%
Strategic initiatives and advancement – Vision 2012	Implemented	25%	100%	17.8%
	Vision 2012
Successfully execute established short and long term liquidity plans	Partially achieved	25%	60%	10.7%

For 2011, the compensation committee established the following goals for Mr. Chad C. Braun, our executive vice president, chief financial officer, chief operating officer, treasurer and secretary:

2011 GOAL	2011 ACTUAL	% OF COMPANY GOAL	% ATTAINED	INCENTIVE PAID, AS PERCENTAGE OF BASE SALARY
Increase FFO to $1.20	$1.20	40%	100%	30.2%
Successfully execute established short and long term liquidity plans	Partially Achieved	20%	80%	12.1%
Develop a credit lease program with operations	Partially Achieved,	10%	50%	3.7%
	direction changed
Reduce department costs per budget by 5%	Achieved	5%	100%	3.7%
Effective communications - shareholders and partners	Partially achieved	5%	50%	1.9%

For 2011, the compensation committee established the following goals for Mr. Tenel H. Tayar, our senior vice president and chief investment officer:

2011 GOAL	2011 ACTUAL	% OF COMPANY GOAL	% ATTAINED	INCENTIVE PAID, AS PERCENTAGE OF BASE SALARY
Increase FFO to $1.20	$1.20	30%	100%	25.8%
Short and long term liquidity plan	Partially Achieved	15%	80%	10.3%
Strategic initiatives and advancement – Vision 2012	Implemented Vision 2012	15%	100%	12.9%
Real Estate department perform to budget plus $500,000	Achieved	15%	100%	12.9%
VC - Olmos Creek solution and execution	Partially Achieved	10%	25%	2.2%
VC Cambridge and Fontana	Partially Achieved	10%	75%	6.5%
Asset Management score card	Achieved	5%	100%	4.3%

Based upon actual achievements, the compensation committee awarded Mr. Taylor $225,000, an amount which was 90% of his potential bonus, Mr. Braun $147,000, which was 88% of his potential bonus and Mr. Tayar $148,000, which was 87% of his potential bonus.

Long-Term Incentive Compensation

We award long-term equity incentive grants to our executive officers as part of our overall compensation package. These awards are consistent with our policies of fostering a performance-based environment and aligning the interests of our senior management with the financial interests of our stockholders. When determining the amount of long-term equity incentive awards to be granted to our executive officers, the compensation committee considered, among other things, the following factors, based upon current year performance and three-year historical performance: our business performance, such as growth in FFO and performance of real estate assets (including but not limited to occupancy, same property net operating income, growth and leasing spreads); the responsibilities and performance of the executive, such as how they performed relative to their delineated goals; value created for our stockholders, such as total stockholder return (defined as distributions plus capital appreciation for a given year or period) compared to sector average and net asset value; strategic accomplishment, such as identifying strategic direction for us such as with Vision 2012; and direction of us and other market factors, such as navigating the current economic environment and the strength of the balance sheet and debt maturities.

We compensate our executive officers for long-term service to us and for sustained increases in our share performances through grants of restricted shares. Historically these shares have vested ratably over four years for the chief executive officer and 70% in the fifth year and 15% in each of the sixth and seventh years for the chief operating officer and chief financial officer and the chief investment officer. Currently, all restricted share grants for the named executive officers vest over a seven-year period, which the compensation committee believes appropriately aligns the interest of senior management with that of the stockholders. The aggregate value of the long-term incentive compensation granted is based upon established goals set by the compensation committee, including an assessment of FFO as compared to budgeted or targeted goals; FFO growth year over year as compared against the peer group; the identification of strategic initiatives, their execution and the anticipated long term benefits to stockholders; and overall stockholder value and performance based upon the above metrics and in relation to the peer group performance.

The compensation committee determines the number of restricted shares and the period and conditions for vesting. The compensation committee awarded equity compensation to our executive officers and senior management team based on the strategic initiatives and decisions made during 2011 surrounding our Vision 2012 strategic plan and our real estate operating performance and success achieved during 2011. The chief executive officer received 32,300 restricted shares that vest over seven years, the chief operating officer and chief financial officer received 9,650 restricted shares that vest over seven years, and the chief investment officer received 4,900 restricted shares that vest over seven years.

The following table provides information with respect to compensation plans under which our equity securities are authorized for issuance as of December 31, 2011.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCES UNDER EQUITY COMPENSATION PLANS
Equity compensation plans approved by security holders	—	—	695,938	(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL			695,938	(1)

(1)

Includes 695,938 shares of our Class A common stock available for issuance under our 1999 Flexible Incentive Plan. Our board of directors has approved an amendment to this plan such that all future awards will be in or related to Class B common stock.

Perquisites and Other Personal Benefits

We provide our executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the executive officers.

We maintain a 401(k) retirement savings plan for all of our employees on the same basis, which provides matching contributions at the rate of 50% of the employees’ contributions, not to exceed 2% of those salaries. Executive officers are also eligible to participate in all of our employee benefit plans, such as medical, dental, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees.

We have entered into employment agreements with our senior executive officers, which provide severance payments under specified conditions within one year following a change in control. These severance agreements are described below under “Employment Agreements.” We believe that these agreements help us to retain executives who are essential to our long-term success.

Other Compensation Policies

Equity Grant Practices. All equity-based compensation awards to our executive officers are made under our 1999 Flexible Incentive Plan which our stockholders approved. Our equity awards are determined and granted in the first quarter of each year, at the same time as management and the compensation committee conclude their evaluation of the performance of our senior executives as a group and each executive individually. In addition and from time to time, additional equity awards may be granted in connection with new hires or promotions. We have never granted options.

Employment, Severance and Change of Control Agreements. We do, from time to time, enter into employment agreements with some of our senior executive officers, which we negotiate on a case-by-case basis in connection with a new employment arrangement or a new agreement governing an existing employment arrangement. Otherwise, our senior executives and other employees serve “at will.” Except as may be provided in these employment agreements or pursuant to our compensation plans generally, we have not entered into any separate severance or change of control agreements. For those of our senior executives who have employment agreements, these agreements generally provide for a severance payment for termination by us ‘without cause’ or by the executive with ‘good reason’ (each as defined in the applicable employment agreement and further described below under “– Employment Agreements”) and change of control payments if employment is terminated following a change of control (as defined in the applicable employment agreement and further described below under “– Employment Agreements”) in the range of two to 2.99 times the applicable executive’s annual salary and bonus. In addition, the employment agreements generally provide that equity grants will vest automatically on a change of control. These change of control arrangements are designed to compensate management in the event of a fundamental change in the company, and to provide an incentive to these executives to continue with us at least through such time. A more complete description of employment agreements, severance and change of control arrangements pertaining to named executive officers is set forth under “– Employment Agreements.”

Deductibility of Executive Compensation. Section 162(m) of the Code generally limits our ability to deduct, for federal income tax purposes, compensation in excess of $1 million to certain of our executive officers. However, certain performance-based compensation that is approved by our stockholders and that meets certain other requirements is not subject to Section 162(m). We currently have an incentive plan under which we may provide performance-based compensation which would not be subject Section 162(m). We did not pay any compensation during 2011, the deductibility of which would be limited by Section 162(m). We believe that, because we qualify as a REIT under the Code and therefore are not subject to federal income taxes on our income to the extent distributed, the payment of compensation that does not satisfy the requirements of Section 162(m) will generally not affect our federal income tax liability. However, to the extent that compensation does not qualify for deduction under Section 162(m), our stockholders may recognize, for federal income tax purposes, a larger portion of our distributions as ordinary income rather than as a return of capital. We do not believe that Section 162(m) will materially affect the tax liabilities of our stockholders resulting from our distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each stockholder. For these reasons, the compensation committee’s compensation policy and practices are not directly governed by Section 162(m).

2011 Summary Compensation

The following table sets forth certain summary information for the years 2011, 2010 and 2009 with respect to the compensation earned by and awarded to each of our named executive officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	SHARE AWARDS (1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION (2) ($)	ALL OTHER COMPENSATION (3) ($)	TOTAL ($)
H. Kerr Taylor	2011	$350,000	$436,050	$225,000	$23,391	$1,011,050
President and Chief	2010	$350,000	$436,050	$243,750	$23,391	$1,053,191
Executive Officer	2009	$350,000	$1,101,050	$282,500	$15,887	$1,749,437
Chad C. Braun	2011	$220,000	$130,275	$147,000	$12,982	$510,257
Executive Vice President,	2010	$198,000	$90,250	$159,700	$12,982	$460,932
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary	2009	$198,000	$204,250	$188,000	$9,377	$599,627
Tenel H. Tayar	2011	$197,600	$66,150	$147,900	$10,867	$422,517
Senior Vice President and	2010	$190,000	$66,500	$162,450	$10,867	$429,817
Chief Investment Officer	2009	$190,000	$142,500	$171,800	$9,961	$514,261

(1)

Represents the total value of shares of restricted stock granted. All shares of restricted stock vest over a period of five to seven years. See “Compensation Discussion and Analysis – Long Term Incentive Compensation” above for a more detailed discussion of vesting of restricted share awards for our named executive officers. The amounts listed in this column for 2011 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2011, in accordance with ASC Topic 718, Compensation – Stock Compensation. Assumptions used in the calculation of these amounts are set forth in Note 2 – “Summary of Significant Accounting Policies” to our audited consolidated financial statements for the fiscal year ended December 31, 2011 included in this prospectus.

(2)

Non-Equity Incentive Plan Compensation represents the portion of the named executive officer’s incentive compensation that is paid in cash. These annual incentives are primarily based upon company performance objectives. For more information, see “Annual Cash Compensation – Annual Non-Equity Compensation.”

(3)

All Other Compensation includes amounts paid on behalf of each named executive officer for employer matching contributions to the tax qualified 401(k) plan and insurance premiums paid as part of the employer sponsored group benefit plans such as medical, dental, group life, and disability insurance, offered by us to all of our employees.

Grants of Plan-Based Awards

The compensation committee determines the number of shares of restricted stock and the period and conditions for vesting. This determination is based on a review of the overall compensation plan for our executive officers, the relation of stock and cash to total compensation and a comparison to our peer group. Based upon this analysis, Mr. Taylor was awarded 32,300 shares that vest over seven years, Mr. Braun was awarded 9,650 shares that vest over seven years and Mr. Tayar was awarded 4,900 shares that vest over seven years. The average vesting of restricted shares for our peer group was approximately three years, however the compensation committee believed that a seven year vesting was appropriate and aligned the interests of the executive officers with the long term interests of stockholders.

Outstanding Equity Awards

The following table sets forth certain information with respect to the value of all shares previously awarded to the named executive officers as of December 31, 2011. Our board of directors has not granted any options to our named executive officers.

	STOCK AWARDS
NAME	NUMBER OF SHARES THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($) (1)
H. Kerr Taylor	99,914	$1,348,832	(2)
Chad C. Braun	32,787	442,718	(3)
Tenel H. Tayar	24,209	326,821	(4)

(1)	The market value of shares that have not vested is calculated by using an estimate of market value. The actual market value may be higher or lower than the value used for this table.
(2)	12,709 shares vest in 2012, 7,143 shares vest in 2013, 11,734 shares vest in 2014, 10,342 shares vest in 2015, 10,342 shares vest in 2016, 43,054 shares vest in 2017 and 4,590 shares vest in 2018.
(3)	8,849 shares vest in 2012, 6,043 shares vest in 2013, 4,433 shares vest in 2014, 3,114 shares vest in 2015, 2,474 shares vest in 2016, 6,950 shares vest in 2017 and 926 shares vest in 2018.
(4)	7,085 shares vest in 2012, 4,353 shares vest in 2013, 3,324 shares vest in 2014, 2,204 shares vest in 2015, 1,771 shares vest in 2016, 4,772 shares vest in 2017 and 700 shares in 2018.

Non-Qualified Deferred Compensation Table

We do not offer, and our named executive officers did not participate in, any non-qualified deferred compensation programs.

Employment Agreements

During 2011, the employment of our named executive officers (Messrs. Taylor, Braun and Tayar) and certain of our management team (Messrs. Scoville and Treadwell) was governed by employment agreements.

The agreements provide that during the term of the respective agreements, that officer’s base salary will not be reduced and that the officer will remain eligible for participation in our executive compensation and benefit programs. The employment agreements provide that each officer receives a base salary, is eligible to participate in our annual cash and share incentive awards as provided for in our “pay for performance” incentive plans as approved by our compensation committee, and is eligible to participate in all other employee benefit programs (such as medical insurance and 401(k) plan), which are applicable to all of our employees.

Each employment agreement provides that the respective officer may terminate the agreement at any time by delivering written notice of termination to us at least 30 days prior to the effective date of such termination, in which case he will be subject to a 12 month non-competition agreement and entitled to payment of his base salary through the effective date of termination, plus all other benefits to which he has a vested right at that time.

The employment agreements provide that, if we terminate an officer’s employment without “cause” or the officer terminates his employment for “good reason” (each as defined below), the officer will be entitled to the following payments and benefits, subject to his execution and non-revocation of a general release of claims:

■

a cash payment equal to one times officer’s annual base salary at the time of termination and one times the officer’s annual bonus, computed as the average of the last three years’ bonuses received by the officer, payable in equal monthly installments over 12 months;

■	all unvested restricted shares and equity interests will immediately vest; and

■	health and medical benefits shall continue for a period of one year.

For purposes of the employment agreements, “cause” has the following definition and meaning:

(A)	continued failure by officer (other than for reason of mental or physical illness), after notice by us, to perform his duties;

(B)	intentional misconduct or gross negligence in the performance of officer’s duties;

(C)	any act by officer of fraud or dishonesty with respect to any aspect of our company’s business including, but not limited to, falsification of records;

(D)	conviction of officer of a felony (or a plea of nolo contendere with respect thereto);

(E)	acceptance by officer of employment with another employer; or

(F)	officer’s breach of certain sections of the employment agreement addressing confidential information and records, non-competition and solicitation of employees.

For purposes of the employment agreements, “good reason” has the following definition and meaning:

(A)	a reduction by us, without officer’s consent, in officer’s position, duties, responsibilities or status with the company that represents a substantial adverse change from his position, duties, responsibilities or status, but specifically excluding any action in connection with the termination of officer’s employment for death, disability, Cause (as defined herein) or by officer for normal retirement; provided, however, that our company (i) hiring or promoting of one or more new or existing employees to whom the officer may report or (ii) otherwise undertaking an internal reorganization that results in officer reporting to a new or different person shall not be considered “Good Reason”;

(B)	our requiring, as a condition of employment, officer to relocate his employment more than fifty (50) miles from the location of his principal office on the date of the employment agreement, without his consent;

(C)	any willful and material breach by us (or by the acquiring or successor business entity) of any material provision of the employment agreement or any other agreement between our company or any of its subsidiaries and officer that, in any case, is not cured within thirty (30) days of our receipt of written notice from officer of such breach; or

(D)	the failure by us to obtain the assumption of the employment agreement by any successor or assign of the company.

The employment agreements also provide for a “change of control” (as defined below) provision. On the date of a “change of control” all of the officer’s unvested restricted shares and equity interests will immediately vest. Additionally, if within a period beginning six months before, and ending 12 months after, the date of a “change of control,” the officer’s employment is terminated without cause or terminated for good reason, then the officer will be entitled to the following payments and benefits, subject to his execution and non-revocation of a general release of claims:

■

a cash payment equal to 2.99 times for Mr. Taylor, 2.5 times for Mr. Braun and 2.0 times for Messrs. Tayar, Treadwell and Scoville, the officer’s annual base salary at the time of termination and annual bonus, computed as the average of the last three years’ bonuses received by the officer, payable in equal monthly installments over twelve months; and

■	health and medical benefits for a period of one year.

For purposes of the employment agreement, a “change in control” shall be deemed to have occurred at such time as:

(A)	any “person” (as the term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our voting securities representing more than 50% of our outstanding voting securities or rights to acquire such securities except for any voting securities issued or purchased under any employee benefit plan of our company or its subsidiaries; or

(B)	a plan of reorganization, merger, consolidation, sale of all or substantially all of our assets or similar transaction is approved or occurs or is effectuated pursuant to which we are not the resulting or surviving entity; provided, however, that such an event listed above will be deemed to have occurred or to have been effectuated only upon receipt of all required regulatory approvals not including the lapse of any required waiting periods; or

(C)	a plan of liquidation of our company or an agreement for our sale or liquidation is approved and completed; or

(D)	the board determines in its sole discretion that a change in control has occurred, whether or not any event described above has occurred or is contemplated.

Each employment agreement expires on December 31, 2012 and will continue to renew annually for successive one-year periods until either party gives written notice of non-renewal, which will be subject to the terms and conditions of the employment agreement.

As part of “All Other Compensation,” we are required to report any payments that were made to named executive officers due to any obligation under our employment contracts and any amounts accrued by us for the benefit of the named executive officers relating to any obligation under our employment contracts. There have been no such payments, nor have there been any amounts accrued as of December 31, 2011.

The following tables quantify compensation that would become payable under the employment agreements with Messrs. Taylor, Braun, and Tayar if the named executive officer’s employment had terminated on December 31, 2011. Due to the number of factors that affect the amount of any benefits provided upon the events discussed below, actual amounts paid or distributed may be different.

Involuntary Termination Without Cause or Quit with Good Reason

NAME AND PRINCIPAL POSITION	SALARY (1)	BONUS (2)	CONTINUATION OF HEALTH BENEFITS (3)	VALUE OF UNVESTED RESTRICTED SHARE AWARDS (4)	TOTAL
H. Kerr Taylor	$350,000	$235,417	$13,145	$1,348,832	$1,947,394
(President & CEO)
Chad C. Braun	$220,000	$154,472	$13,145	$442,718	$830,335
(COO & CFO)
Tenel H. Tayar	$197,600	$149,050	$13,145	$326,821	$686,616
(SVP & CIO)

(1)	Amount equal to one times annual base salary.
(2)	Amount equal to one times the average of the last three years’ bonuses.
(3)	Benefits amounts include the cost of continued medical and dental coverage to the executive, spouse and dependents for one year.
(4)

Because our shares are not traded on a national exchange, the value of the restricted shares is based upon an estimate of market value. The actual market value may be higher or lower than the value used for this table.

Involuntary Termination or Quit with Good Reason Following a Change in Control

NAME AND PRINCIPAL POSITION	SALARY (1)	BONUS (2)	CONTINUATION OF HEALTH BENEFITS (3)	VALUE OF UNVESTED RESTRICTED SHARE AWARDS (4)	TOTAL
H. Kerr Taylor	$1,046,500	$703,896	$13,145	$1,348,832	$3,112,373
(President & CEO)
Chad C. Braun	550,000	386,180	13,145	442,718	1,392,043
(COO & CFO)
Tenel H. Tayar	395,200	298,100	13,145	326,821	1,033,266
(SVP & CIO)

(1)	Amount equal to 2.99 times annual base salary for Mr. Taylor, 2.5 times annual base salary for Mr. Braun, and 2.0 times annual base salary for Mr. Tayar.
(2)

Amount equal to 2.99 times the average of the last three years’ bonuses for Mr. Taylor, 2.5 times the average of the last three years’ bonuses for Mr. Braun, and 2.0 times the average of the last three years’ bonuses for Mr. Tayar.

(3)	Benefits amounts include the cost of continued medical and dental coverage to the executive, spouse and dependents for one year.
(4)

Because our shares are not traded on a national exchange, the value of the restricted shares is based upon an estimate of market value. The actual market value may be higher or lower than the value used for this table.

Director Compensation

It is the role of the nominating and corporate governance committee, on behalf of our board of directors, to review, approve and recommend to the board of directors any changes to the compensation of independent directors. The board of directors and the nominating and corporate governance committee believe that director compensation should fairly compensate directors for the work required by publicly-traded real estate investment trusts of comparable size and scope as AmREIT, that the compensation should align the directors’ interests with the long-term interests of stockholders and that the structure of the compensation should be simple, transparent and easy for stockholders to understand. Equity awards may be granted to our directors pursuant to our 1999 Flexible Incentive Plan. The cash and restricted stock compensation of non-employee directors for 2011 is set forth below.

	CASH	STOCK
Annual Retainer	$15,000	1,000
Attendance Fee per Meeting of board of directors (in person)	$1,000	—
Attendance Fee per Meeting of board of directors (via teleconference)	$750	—
Attendance Fee per Meeting of Committee (in person)	$1,000	—
Attendance Fee per Meeting of Committee (via teleconference)	$750	—
Additional Retainer for Lead Independent Director	$6,500	500
Additional Retainer for Chairman of Audit Committee	$3,000	250
Additional Retainer for Chairman of the Compensation and Nominating and Corporate Governance Committees	$1,500	150

In 2011, each non-management director received an award of 1,000 restricted shares that vested 33% on the date of grant and will vest ratably on each of the two grant date anniversaries thereafter. Additionally, Mr. Rush, our lead independent director, Mr. Pridgen, our audit committee chair, Mr. Longnecker, our compensation committee chair, and Mr. Cartwright, our nominating and corporate governance committee chair received additional awards of 500, 250, 150 and 150 restricted shares, respectively, that vest similarly. We reimburse our independent directors for all reasonable expenses incurred in connection with their service on the board of directors. Any director who is an employee of our company does not receive compensation for his service as a director.

The following table provides compensation information for the one year period ended December 31, 2011 for each non-employee member of our board of directors:

NAME	FEES EARNED OR PAID IN CASH	STOCK AWARDS	TOTAL
Robert S. Cartwright, Jr. (1)	$31,750	$14,490	$46,240
Philip Taggart (2)	$29,500	$12,600	$42,100
H. L. “Hank” Rush, Jr. (3)	$31,750	$18,900	$50,650
Mack D. Pridgen III (4)	$32,500	$15,750	$48,250
Brent M. Longnecker (5)	$27,500	$14,490	$41,990
Scot J. Luther (6)	$25,250	$12,600	$37,850

(1)	Mr. Cartwright holds an aggregate of 2,250 shares in unvested share awards.
(2)	Mr. Taggart holds an aggregate of 2,000 shares in unvested share awards.
(3)	Mr. Rush holds an aggregate of 3,167 shares in unvested share awards.
(4)	Mr. Pridgen holds an aggregate of 2,419 shares in unvested share awards.
(5)	Mr. Longnecker holds an aggregate of 2,252 shares in unvested share awards.
(6)	Mr. Luther holds an aggregate of 2,002 shares in unvested share awards.

2012 Compensation Actions

Grants in Connection with the Offering

Concurrently with the completion of this offering, we intend to grant an aggregate of 312,498 restricted shares of Class B common stock to our officers and directors, which will vest over a ten-year period from the date of the awards.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and may be amended or revised from time to time by our board of directors without a vote of our stockholders, except as set forth below. Any change to any of these policies, however, would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Our primary investment objectives are to provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company, maximize the cash flow of our properties and acquire properties with growth potential. For a discussion of our properties and acquisition and other strategic objectives, see “Business and Properties.”

We pursue our investment objectives primarily through our ownership of our properties. We intend to focus on the acquisition and ownership of high-quality retail and mixed-use properties with high-credit-quality tenants, using low to moderate leverage. We also may invest in certain real estate assets by either buying existing secured debt at substantial discounts and/or providing mezzanine debt/preferred equity or equity. In determining the appropriateness of an investment in real estate, we consider the creditworthiness of the tenants, the location of a property, its presence in one of our concentration or opportunistic markets, the appropriateness for any development contemplated or in progress, its income-producing capacity, the prospects for long-term appreciation, and liquidity and tax considerations. We also consider the impact of the acquisition on our portfolio as a whole, with particular regard to diversification by geography, tenants, industry group of tenants and timing of lease expirations. Prior to an acquisition, we perform an assessment to ensure that our portfolio is diversified with regard to these criteria in order to minimize the effect on our portfolio of concentrating our assets in a single geographic area, type of property or industry group of tenants. Additionally, we monitor and analyze annual lease expirations in an attempt to minimize the effect of vacancies on the consolidated cash flows from operations of the portfolio as a whole. We also have developed specific standards for determining the creditworthiness of potential tenants, which we use to assess the desirability of tenants in buildings being considered for acquisition and to evaluate prospective tenants seeking to lease space in one of our existing retail properties.

We do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing retail and other types of properties for long-term investment, expand and improve the properties we presently own or subsequently acquire or sell such properties, in whole or in part, when circumstances warrant.

We also will own property jointly with third parties, either through joint ventures or other types of co-ownership. Such investments permit us to own interests in larger assets while simultaneously mitigating our risk through diversification and enhancing our flexibility to structure our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise not meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. We do not have any limit on the number of mortgages which can be placed on one of our properties. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended.

Purchase and Sale of Investments

Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. However, we will sell certain properties if and when our board of directors determines that such properties no longer fit our strategic objectives. Factors that our Board may consider when deciding whether to dispose of a property are, among other things, the price being offered for the property, the operating performance of the property and the tax consequences of the sale.

Investments in Real Estate Mortgages

Except as described under “– Investments in Other Securities” below, although we have no current intention of doing so, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. If we choose to invest in mortgages, we would expect to invest in mortgages secured by retail and commercial properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage.

Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment. We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the 1940 Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in one entity, property or geographic area. In any event, we do not intend that any such investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, and we intend to divest securities before any registration would be required.

Investments in Other Securities

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests for REIT qualification, we may invest in certain real estate assets by either buying existing secured debt at substantial discounts and/or providing mezzanine debt, preferred equity or common equity.

Financing Policies

As of March 31, 2012 and after giving effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds,” we would have had a ratio of debt-to-total enterprise value of approximately 41.0%. Going forward, we intend to target a debt-to-enterprise value ratio of no more than 45%.

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Accordingly, we may increase or decrease our ratio of debt-to-total enterprise value beyond the level set forth above. Therefore, we could become more highly leveraged, resulting in increased debt service requirements, and a greater risk of default on our obligations, which could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders. See “Risk Factors – Risks Related to Our Financings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may also make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Policies Relating to the Repurchase of Our Securities

We do not currently have a stock repurchase program in place. However, our board of directors has authorized repurchases of up to $500,000 in cases where our stockholders initiate a repurchase request due to financial hardship. As of March 31, 2012, we had repurchased approximately $122,000 of Class A common stock in the aggregate for these cases. Shares of stock repurchased pursuant to this authorization by the board of directors are generally repurchased at a price equal to or at a discount to the purchase price the stockholder paid for the shares being repurchased. The discount varies based upon the length of time the stockholder held the shares subject to repurchase. We are not obligated to repurchase shares of our common stock, and stock repurchases are made at the sole discretion of the board of directors.

Following this offering, we intend to conduct exchange offers, commencing approximately six months from the date of this prospectus, that will allow for the exchange of one share of Class A common stock for one share of Class B common stock. See “Shares Eligible for Future Sale – Exchange Offers.” We may in the future repurchase shares of our Class B common stock should market conditions lead us to conclude that such repurchases would be prudent and the best use of our cash and debt capacity, which will depend on factors such as interest rates, the trading price of our shares and the expected yields from potential investments. Even if we repurchase shares of our Class B common stock, such repurchases likely will be at their prevailing prices and, therefore, are not likely to influence the trading price of our Class B common stock except to the extent repurchases may, as intended, improve our FFO per share or other key per-share performance measures.

Policies with respect to Issuance and Underwriting of Securities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property, and we may engage in such activities in the future. Our board of directors has the power, without further stockholder approval, to amend our charter from time to time to increase or decrease the number of authorized shares of common stock or preferred stock, or otherwise raise capital, including through the issuance of senior securities, in any manner and on such terms and for such consideration, it deems appropriate, including in exchange for property. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we file periodic reports, current reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflicts of Interest

General

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. However, we have adopted a code of business conduct and ethics which requires any director who may be interested in a transaction to recuse himself or herself from any decisions with respect to transactions or other matters involving the company as to which they are interested parties or with respect to which a real or apparent conflict of interest exists. The code of business conduct and ethics also provides that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE and SEC requirements. However, we cannot assure you that these policies will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

In addition, pursuant to his employment agreement, Mr. Taylor, our Chairman, President and Chief Executive Officer, is prohibited from engaging in competitive real estate activities, including any real estate acquisitions, development or management activities in connection therewith, during his employment with us, except as may be approved by the independent directors.

Advised Funds

We are subject to conflicts of interest arising out of our relationships with our advised funds. We invest in and advise eight real estate funds, including five high net worth advised funds and three joint ventures, which we refer to collectively as our advised funds, which acquire, manage, develop and redevelop retail properties similar to those in which we invest. In evaluating potential acquisitions, certain retail properties may be appropriate for acquisition by either us or one of our advised funds. Our stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved. Generally, we evaluate each retail property, considering the investment objectives, creditworthiness of the tenants, expected holding period of such property, available capital and geographic and tenant concentration issues, when determining the allocation of ownership of such property among us and our advised funds. With certain limited exceptions, we have the first right to any property identified for acquisition, development or redevelopment and there are no rights of first offer or refusal between us and any of our advised funds for new acquisition properties. In addition, a de minimis amount of capital remains to be deployed by the advised funds.

As the sole owner of the general partner of each of the high net worth advised funds and the exclusive operator of each of the properties owned in whole or in part by the advised funds, we believe that our advised funds provide us with a pipeline of acquisition opportunities in our core markets. If such properties meet our investment criteria, we will acquire these assets (i) from our high net worth advised funds based on fair market value as determined by an independent appraisal process and (ii) from our institutional joint ventures pursuant to contractual buy-sell rights or rights of first offer, as applicable. Specifically, our board of directors has adopted a policy with respect to acquisitions from our high net worth advised funds pursuant to which we will acquire any property from one of our high net worth advised funds at fair market value as determined by an independent appraisal process. Pursuant to this process, each of AmREIT and the selling fund, at its sole cost, is required to appoint a real estate appraiser to conduct an independent appraisal of the property, which appraisal shall be completed no later than 30 days after the two appraisers are appointed. If the two appraised values are within five percent of each other, the market value of the property is deemed to be the mean of the two appraisals. If the two appraisals are more than five percent apart, a third appraiser must be appointed by the two existing appraisers, and the third appraiser has 30 days to complete its appraisal of the property. Upon completion of the third appraisal, if the low appraisal and/or the high appraisal are/is more than five percent lower and/or higher than the middle appraisal, the low appraisal and/or the high appraisal is disregarded. If only one appraisal is disregarded, the average of the remaining two appraisals is deemed to be the fair market value. If both the low appraisal and the high appraisal are disregarded as set forth above, the middle appraisal is deemed to be the fair market value. For a discussion of the risks associated with our advised funds, see “Risk Factors – Risks Related to our Organization and Structure – We are subject to conflicts of interest arising out of our relationships with our advised funds, which could result in decisions that are not in the best interests of our stockholders.”

Pursuant to the agreements with each of our institutional joint venture partners, we, directly or through one of our high net worth advised funds, as applicable, have a buy-sell right to purchase the interest of our joint venture partner at a proposed price equal to the estimated amount of cash that would be distributed to the partner in a liquidation. In response to our offer, the joint venture partner, within 30 days must elect to sell its interest to us for the proposed price or purchase our interest for the estimated amount of cash that would be distributed to us in a liquidation based upon the same valuation as our proposed price. The buy-sell is effective beginning after a two-year lock-out period, which has expired for two of the three institutional joint ventures. In addition, if triggered, the joint venture agreements provide us or one of our high net worth advised funds, as applicable, with the right of first offer, for 30 days after proper notice, to purchase the property owned by the joint venture for a price equal to the joint venture partner’s estimate of the fair market value of the property. If, as a result of the exercise of one of the rights described above, one or more of our high net worth funds become the direct owners of a property, we may acquire the property from the fund pursuant to the process described in the preceding paragraph.

There are competing demands on our senior management as they have a fiduciary duty not only to our stockholders but also to the limited partners in our advised funds. For this reason, members of our senior management team divide their management time and services among us and those funds, do not devote all of their attention to us and could take actions that are more favorable to the funds than to us. Despite these potential conflicts, we believe that there is sufficient capacity within our senior management team to fulfill its responsibilities to both our stockholders and the limited partners of our advised funds.

Depending on the circumstances, we may co-invest with our advised funds, and we may also invest in joint ventures, partnerships or limited liability companies for the purpose of owning or developing retail real estate projects. In either event, we may be a general partner and fiduciary for, and owe certain duties to, other partners in such ventures. The interests, investment objectives and expectations regarding timing of dispositions may be different for the other partners than those of our stockholders, and there are no assurances that our stockholders’ interests and investment objectives will take priority.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director, or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest, is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

■

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum,

■

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity, or

■	the transaction or contract is fair and reasonable to us at the time it is authorized, approved or ratified.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock upon completion of this offering by (i) each of our directors, (ii) each of our executive officers, (iii) each person known by us to own beneficially more than 5% of our outstanding shares of common stock and (iv) all directors and executive officers as a group. This table reflects (i) the issuance of 3,400,000 shares of our Class B common stock to be issued in this offering but assumes that the underwriters do not exercise their option to purchase up to an additional 510,000 shares of our Class B common stock and (ii) the grant of 312,498 shares of restricted Class B common stock to be granted to our officers and directors concurrently with the completion of this offering.

Unless otherwise indicated, all shares of common stock are owned directly and the named person has sole voting and investment power. None of the shares of common stock beneficially owned by our named executive officers or directors have been pledged as security for an obligation.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED (2)		PERCENTAGE OWNERSHIP OF CLASS A COMMON STOCK	SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OWNERSHIP OF CLASS B COMMON STOCK	PERCENTAGE OWNERSHIP OF CLASS A AND CLASS B COMMON STOCK
Executive Officers:
H. Kerr Taylor	746,379	(3)	6.40%	126,562	(14)	3.41%	5.68%
Chad C. Braun	73,140	(4)	*	59,063	(14)	*	*
Tenel H. Tayar	41,309	(5)	*	33,750	(14)	*	*
Charles Scoville	19,350	(6)	*	33,750	(14)	*	*
Brett P. Treadwell	18,230	(7)	*	28,125	(14)	*	*
Directors:
Robert S. Cartwright, Jr.	24,814	(8)	*	5,208	(14)	*	*
Philip Taggart	16,595	(9)	*	5,208	(14)	*	*
H. L. “Hank” Rush, Jr.	10,311	(10)	*	5,208	(14)	*	*
Brent M. Longnecker	60,869	(11)	*	5,208	(14)	*	*
Scot J. Luther	4,408	(12)	*	5,208	(14)	*	*
Mack D. Pridgen III	12,291	(13)	*	5,208	(14)	*	*
All Executive Officers and Directors as a Group (11 persons)	1,027,694		8.81%	312,498	(14)	7.58%	8.71%

*	Denotes less than 1%.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o AmREIT, Inc., 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.
(2)

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

(3)	Includes 118,204 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(4)	Includes 33,613 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(5)	Includes 22,024 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(6)	Includes 17,683 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(7)	Includes 12,315 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(8)	Includes 2,563 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(9)	Includes 2,272 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(10)	Includes 3,574 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(11)	Includes 2,564 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(12)	Includes 2,274 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(13)	Includes 2,758 restricted shares of Class A common stock issued pursuant to the 1999 Flexible Incentive Plan.
(14)	Restricted shares of Class B common stock to be granted under the 1999 Flexible Incentive Plan concurrently with the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Purchase of The Market at Lake Houston

On February 25, 2011, we completed the acquisition of the property known as The Market at Lake Houston, a 101,791 square foot grocery-anchored shopping center situated on 13.86 acres in Atascocita, Texas, a northern suburb of Houston, Texas. The property was completed in 2002 and is 100% leased. The anchor tenant is H-E-B, a regional supermarket, and other major tenants include Five Guys Burgers, Payless ShoeSource and Subway. The property was owned by two of our advised funds, 60% by AmREIT Monthly Income & Growth Fund III, Ltd., or MIG III, and 40% by AmREIT Monthly Income & Growth Fund, Ltd., or MIG. We own 100% of the general partner of each of MIG and MIG III.

Pursuant to a policy adopted by our board of directors for acquisitions from our high net worth advised funds, the transaction was completed at fair market value pursuant to an independent appraisal process. See “Policies with Respect to Certain Activities – Conflicts of Interest – Advised Funds.” As a result of this process, we acquired the property for $20.1 million, of which $4.4 million was paid in cash. The balance was paid through our assumption of $15.7 million of mortgage debt, which matures on January 1, 2016 and is payable interest-only at a fixed rate of 5.75% per year.

Sale of IHOP Properties

AAA CTL Notes I Corporation, our wholly-owned subsidiary, invested as a general partner and limited partner in AAA CTL Notes, Ltd., or AAA. AAA is a majority-owned subsidiary through which we purchased 15 IHOP Corp., or IHOP, leasehold estate properties and two IHOP fee simple properties. We have consolidated AAA in our financial statements. During 2009, AmREIT Income and Growth Fund, Ltd., one of our advised funds, assigned to AmREIT its 19.6% ownership interest in AAA which was valued at $1.2 million in exchange for a corresponding reduction in AIGF’s note payable to AmREIT.

In September 2010, AAA sold its 17 IHOP properties to a third party, generating proceeds of $14.1 million and a gain of $4.9 million. The remaining proceeds have been distributed to the partners of AAA. We had previously assigned 50% of the residual economic interest in the general partner of AAA to certain of our key employees. As a result of this sale and the performance of AAA since its inception, $3.0 million was distributed to these partners and is presented as a reduction of the gain on real estate acquired for resale in our consolidated financial statements, which included approximately $2.3 million that was distributed to Mr. Taylor, $360,000 that was distributed to Mr. Braun, $220,000 that was distributed to Mr. Tayar and $125,000 that was distributed to Mr. Scoville.

DESCRIPTION OF STOCK

The following description of the terms of our stock assumes the effectiveness of our (i) Articles of Amendment renaming all of our currently outstanding shares of common stock “Class A common stock” and (ii) Articles Supplementary designating a new class of shares of common stock entitled “Class B common stock.” The following description is not complete, is a summary and is qualified in its entirety by reference to our charter and bylaws. For a complete description of the terms of our stock, we refer you to the Maryland General Corporation Law, our charter and our bylaws. Our charter and bylaws are included as exhibits to the registration statement of which this prospectus is a part.

General

Our charter provides that we may issue up to 1,050,000,000 total shares, consisting of 100,000,000 shares of Class A common stock, $0.01 par value per share, 900,000,000 shares of Class B common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. As of July 12, 2012, we had 7,033 record holders of our Class A common stock. Pursuant to Maryland law and our charter, stockholders are generally not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All shares of Class B common stock offered by this prospectus will be duly authorized, fully paid and non-assessable. Holders of shares of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. Shares of Class B common stock will be entitled to dividends equal to the dividends paid with respect to shares of Class A common stock. Holders of shares of our common stock are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. All of these rights are subject to the preferential rights of any other class or series of our shares and to the provisions of our charter regarding restrictions on transfer of our shares.

Subject to the provisions of our charter regarding restrictions on transfer and ownership of our shares, each outstanding share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and each outstanding share of Class B common stock entitles the holder to one vote on all matters submitted to stockholders, including the election of directors. The Class A and Class B common stockholders vote together as a single class. There is no cumulative voting in the election of directors, which means that the holders of shares of Class A and Class B common stock entitled to cast a majority of all the votes entitled to be cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any of our securities. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Power to Reclassify Our Shares

Our charter authorizes our board of directors to classify and reclassify any shares of our unissued common stock and preferred stock into other classes or series of shares. Prior to the issuance of classified or reclassified shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the restrictions on transfer and ownership of shares contained in our charter, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our common stock or otherwise be in their best interests. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Issue Additional Shares of Common Stock and Shares of Preferred Stock

We believe that our board of directors’ power to amend our charter to increase the aggregate number of shares or the number of shares of any class or series that we have authority to issue, to issue additional shares of common stock or preferred stock, and to classify or reclassify shares of unissued common or preferred stock and thereafter to issue the shares of classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of shares of our common stock or otherwise be in their best interests.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year. These requirements do not apply to the first year for which an election to be a REIT is made.

Our charter contains restrictions on the number of our shares that a person may own. No person may acquire or hold, directly or indirectly, more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of Class A or Class B common stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of any class or series of our preferred stock.

Our charter further prohibits (a) any person from owning our shares if that ownership would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring our shares if the transfer would result in our shares being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire any of our shares that may violate any of these restrictions, or who is the intended transferee of our shares that are transferred to the trust for the charitable beneficiary, as described below, is required to provide us with immediate written notice or, in the case of a proposed or attempted transaction, 15 days prior written notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a person from the 9.8% ownership limits. However, the board of directors may not exempt a person unless, among other information, such person submits to the board of directors information satisfactory to the board of directors, in its reasonable discretion, demonstrating that (i) such person is not an individual, (ii) no individual would be considered to beneficially own shares in excess of the 9.8% ownership limits by reason of the exemption of such person from the 9.8% ownership limits and (iii) the exemption of such person from the 9.8% ownership limits will not cause us to fail to qualify as a REIT. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares causing the violation to the trust for the charitable beneficiary, as described below. Our board of directors may require a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of our shares that, if effective, would result in our shares being beneficially owned by fewer than 100 persons will be null and void, and the proposed transferee will not acquire any rights in the shares. Any attempted transfer of our shares that, if effective, would result in violation of the 9.8% ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of the transfer. Shares held in the trust for the charitable beneficiary will continue to be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in that trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares held in that trust. The trustee of the trust for the charitable beneficiary will have all voting rights and rights to dividends or other distributions with respect to shares held in that trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that the shares have been transferred to the trust for the charitable beneficiary will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trust will sell those shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sales proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing our shares will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our outstanding stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of the stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our predecessor was organized under the laws of the state of Maryland in 1993, and we were formed as a Maryland corporation in April 2007. We have a perpetual duration.

Our Board of Directors

Our charter provides that the number of our directors may be determined pursuant to our bylaws and our bylaws provide that such number may be established, increased or decreased by the board of directors but shall never be less than the minimum number required by Maryland law, nor more than fifteen. Our board of directors is not divided into classes. Any vacancy may be filled only by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

The board of directors is responsible for the management of our business and affairs. We currently have a total of seven members on our board of directors. Of our seven current directors, six are considered independent directors. Each director will serve until the annual meeting of stockholders at which his one-year term ends and until his successor has been duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time upon written notice to the board of directors.

Our directors must perform their duties in good faith and in a manner reasonably believed to be in our best interests. Further, directors must act with such care as an ordinarily prudent person in a like position would use under similar circumstances, including exercising reasonable inquiry, when taking actions.

Removal of Directors

Our charter provides that a director may be removed only for cause upon the affirmative vote of the holders of not less than two-thirds of the shares then outstanding and entitled to vote generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on the board of directors, precludes stockholders from (1) removing incumbent directors except for cause upon a substantial affirmative vote and (2) filling the vacancies created by such removal with their own nominees.

Amendments to Our Charter and Bylaws

Amendments to our charter must be declared advisable by our board of directors and approved by the affirmative vote of holders of a majority of all shares entitled to vote on the matter, except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter and except that any amendment to the provisions of our charter addressing the removal of directors and certain amendments to our charter must be approved by the affirmative vote of holders of two-thirds of all shares entitled to vote on the matter. Our board of directors has the exclusive power to adopt, alter and repeal any provision of our bylaws or to make new bylaws.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year. Special meetings of stockholders may be called by the chairman of the board, the chief executive officer, the president and the board of directors.

Additionally, subject to the provisions of our bylaws, a special meeting of stockholders must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting. The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting.

Not less than ten nor more than 90 days before each meeting of stockholders, the secretary will give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law. The presence, either in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast will constitute a quorum at any meeting of stockholders. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which may properly come before a meeting, unless more than a majority of the votes cast is required by statute or by our charter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors or (iii) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice provisions of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors, or (ii) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

■	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

■

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

■	80% of the votes entitled to be cast by holders of outstanding shares of the voting stock of the corporation; and

■

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted from the business combination provisions of the MGCL any business combination including us and any person, and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to, business combinations between us and any person. As a result, anyone who is or later becomes an interested stockholder may be able to enter into business combinations with us without compliance by us with the five-year moratorium, supermajority vote requirements and the other provisions of the statute.

We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

■	one-tenth or more but less than one-third,

■	one-third or more but less than a majority, or

■	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

■	a classified board,

■	two-thirds vote requirement for removing a director,

■	a requirement that the number of directors be fixed only by vote of the directors,

■

a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class in which the vacancy occurred until a successor is elected and qualifies, and

■	a majority stockholder requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from our board of directors, (b) vest in our board of directors the exclusive power to fix the number of directorships and (c) require the written request of stockholders entitled to cast a majority of all votes entitled to be cast at such meeting to call a special meeting of stockholders, unless called by our chairman of the board, our chief executive officer, our president or our board of directors.

We have made an election under Subtitle 8 that any and all vacancies on the board be filled only by the remaining directors and for the remainder of the full term of the class in which the vacancy occurred until a successor is elected and qualifies.

Ownership Limit

Our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of Class A or Class B common stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of any class or series of our preferred stock. We refer to these restrictions as the “ownership limits.” For a fuller description of this restriction and the constructive ownership rules, see “Description of Stock – Restrictions on Ownership and Transfer.”

Anti-Takeover Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The business combination provisions of Maryland law (if our board of directors opts back into them), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the two-thirds vote and cause requirements for removing a director, the restrictions on transfer and ownership of shares in our charter, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

■	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

■	the director or officer actually received an improper personal benefit in money, property or services; or

■	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

■	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

■	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter and bylaws provide that the company will, to the maximum extent permitted by Maryland law, indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former stockholder, director or officer of the company and (b) any individual who, while a director or officer of the company and at the request of the company, serves or has served as a director, officer, partner, trustee, member or manager of another real estate investment trust, corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which he or she may become subject by reason of his or her status as a present or former stockholder, director or officer of the company or service in any such capacity. Our charter and bylaws provide the company with the power, with the approval of the board of directors, to provide such indemnification or advancement of expenses to any present or former director or officer who served a predecessor of the company, and to any employee or agent of the company or a predecessor of the company.

We have also entered into indemnification agreements with our officers and directors granting them express indemnification rights.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding 3,712,498 shares of Class B common stock (4,222,498 shares of Class B common stock if the underwriters exercise their over-allotment option in full) and 11,663,926 shares of Class A common stock.

The 3,400,000 shares of Class B common stock sold in this offering (3,910,000 shares of Class B common stock if underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of Class B common stock held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of the shares of our Class B common stock held by our affiliates, including our officers and directors, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below. In addition, subject to the same limitations described above with respect to shares of our Class B common stock, shares of our Class A common stock are freely transferable. However, shares of our Class A common stock will not be listed on a national securities exchange, and we do not expect an established trading market to develop for shares of our Class A common stock.

Prior to this offering, there has been no public market for our common stock. Trading of our Class B common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our Class B common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares of Class B common stock or (4) the prices that stockholders may obtain for any of their shares of Class B common stock. No prediction can be made as to the effect, if any, that future sales of shares of our Class B common stock, or the availability of shares of our Class B common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class B common stock, or the perception that such sales could occur, may adversely affect prevailing market price of our Class B common stock. See “Risk Factors – Risks Related to This Offering and Ownership of Our Capital Stock.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of shares of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Exchange Offers

Commencing no sooner than six months following the completion of this offering, we intend to conduct exchange offers to exchange shares of our Class A common stock for shares of Class B common stock. As of March 31, 2012, we had 11,654,004 shares of Class A common stock outstanding. As of the date of this prospectus, we have issued an additional 9,922 shares of Class A common stock. In exchange for one share of Class A common stock, we will issue one share of Class B common stock. We intend to commence the exchange offers for all outstanding shares of Class A common stock in increments set forth below on the following schedule:

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately six months following the date of this prospectus; and

■	an exchange offer for approximately 50% of the shares of Class A common stock outstanding as of the date hereof, approximately 12 months following the date of this prospectus.

While we intend to conduct the exchange offers as described above, the conduct of and any terms related to any exchange offer must be approved by our board of directors in their sole discretion, and any commencement of an exchange offer may be delayed or not occur. In any event, we will not commence any exchange offer prior to six months following the date of this prospectus. At any time after six months from the date of this prospectus, our board of directors may, in its sole discretion, accelerate the timing of the second scheduled exchange offer and any additional exchange offers for the remaining outstanding shares of Class A common stock. Following the completion of the series of exchange offers, we intend to submit to our stockholders for approval at an annual or special meeting of stockholders an amendment to our charter to change the shares of Class A common stock remaining outstanding after the completion of the exchange offers into shares of Class B common stock and rename our Class B common stock as “common stock.”

Incentive Award Plans

Under the AmREIT, Inc. 1999 Flexible Incentive Plan, we have made grants, and expect to continue to make grants, of our common stock to our employees. Previously, such grants were made in shares of our Class A common stock; however, our board of directors has approved an amendment to this incentive plan such that all future awards will be in or related to Class B common stock. Upon completion of this offering, approximately 922,585 shares of Class B common stock will be available for awards of stock options, restricted stock awards, stock appreciation rights and other awards to our employees and non-employee directors. The shares available under our incentive plan exclude 312,498 restricted shares of Class B common stock to be granted to officers and directors concurrently with the completion of this offering and will be subject to the lock-up agreements discussed below.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our officers and directors have agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any common shares or securities convertible into common shares owned by them upon the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus without the prior consent of the underwriters, and (ii) we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus, subject to certain limited exceptions. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the current material federal income tax consequences generally resulting from our election to be taxed as a REIT and the current material federal income tax considerations relating to the ownership and disposition of our Class B common stock. As used in this section, the terms “we” and “our” refer solely to AmREIT, Inc. and not to our subsidiaries and affiliates which have not elected to be taxed as REITs for federal income tax purposes.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “– Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “– Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our Class B common stock as a capital asset for federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current federal income tax laws, including the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of acquisition, ownership and disposition of our Class B common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 2008. We believe that, beginning with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations, and administrative and judicial interpretations thereof.

In connection with this offering, Bass, Berry & Sims PLC will render an opinion that (i) we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended December 31, 2008 through December 31, 2010, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2011 and thereafter; (ii) our Predecessor (as defined below) qualified to be taxed as a REIT under the federal income tax laws commencing with its taxable year ending December 31, 2007, through its taxable year ending on the date of its merger with and into us on November 24, 2009; and (iii) our qualification and taxation as a REIT could not be adversely affected by the failure of our Predecessor to qualify as a REIT under the Code for any taxable year prior to the taxable year ended December 31, 2007. Investors should be aware that Bass, Berry & Sims PLC’s opinion will be based on the federal income tax law governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not binding on the IRS or any court, and will speak only as of the date issued. In addition, Bass, Berry & Sims PLC’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of our income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Bass, Berry & Sims PLC will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Bass, Berry & Sims PLC’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “– Failure to Qualify as a REIT” below.

On November 24, 2009, AmREIT, a Maryland real estate investment trust that had made an election to be taxed as a REIT for federal income tax purposes, or our Predecessor, merged with and into us in a transaction that qualified as a “reorganization” under Section 368(a)(1)(A) of the Code, or the Merger. Because a substantial portion of the assets currently held by us were assets of our Predecessor and because the stockholders of our Predecessor, in the aggregate, became the holders of 96.7% of our capital stock, by value, as a result of the Merger, we would be considered a “successor corporation,” as defined under Section 1.856-8(c)(2) of the Treasury Regulations, if our Predecessor’s REIT status terminated prior to the Merger. Therefore, if our Predecessor’s REIT status terminated prior to the Merger, we would be prohibited from making an election to be treated as a REIT for federal income tax purposes for any taxable year prior to the fifth calendar year beginning after the taxable year in which such termination was effective. For a discussion of the tax consequences of our failure to qualify as a REIT, see “– Failure to Qualify as a REIT” below.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. We will be subject to federal tax, however, in the following circumstances:

■

We are subject to the corporate federal income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

■	We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

■	We are subject to tax, at the highest corporate rate, on:

–	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”), as described below under “– Gross Income Tests – Foreclosure Property,” that we hold primarily for sale to customers in the ordinary course of business, and

–	other non-qualifying income from foreclosure property.

■

We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

■

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “– Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

–	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

–	a fraction intended to reflect our profitability.

■

If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

■

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “– Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

■

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

■	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

■

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

–	the amount of gain that we recognize at the time of the sale or disposition, and

–	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

■	The earnings of our subsidiary entities that are C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that meets each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e. the REIT provisions;

(4)	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6)	Not more than 50% in value of its outstanding stock or ownership shares or certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax law defines to include certain entities, during the last half of any taxable year;

(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	It meets certain other qualifications, tests described below, regarding the sources of its income, the nature and diversification of its assets and the distribution of its income.

We must meet requirements 1 through 4, and 8 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. Our charter provides for restrictions regarding the ownership and transfer of our stock that should allow us to continue to satisfy these requirements. The provisions of the charter restricting the ownership and transfer of our stock are described in “Description of Stock – Restrictions on Ownership and Transfer.” We believe we have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. For purposes of requirement 8, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that has not elected to be a taxable REIT subsidiary. A corporation that is a “qualified REIT subsidiary” is treated as a division of its owner and not as a separate entity for federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, as determined under federal income tax law, generally is not treated as an entity separate from its owner for federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships, limited liability companies and trusts for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from us for federal income tax purposes because we currently own, directly or indirectly, all of the ownership interests in these entities. Consequently, the assets and items of gross income of such entities will be treated as our assets and items of gross income for purposes of applying the various REIT qualification tests.

An unincorporated domestic entity with two or more owners, as determined under the federal income tax laws, generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “– Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income for purposes of the gross income tests, as described below, if earned directly by the parent REIT. Accordingly, a taxable REIT subsidiary generally would be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and may reduce our ability to make distributions to our stockholders. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a taxable REIT subsidiary without an election.

We are not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income tests and asset tests. Because a REIT does not include the assets and income of taxable REIT subsidiaries in determining the REIT’s compliance with REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly or through a pass-through subsidiary (e.g., a partnership). If dividends are paid to us by one or more of our domestic taxable REIT subsidiaries we may own, then a portion of such dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential dividend income tax rates rather than at ordinary income rates. See “– Annual Distribution Requirements” and “– Taxation of Taxable U.S. Stockholders – Distributions.”

A taxable REIT subsidiary pays federal income tax at corporate rates on any income that it earns. Restrictions imposed on REITs and their taxable REIT subsidiaries are intended to ensure that taxable REIT subsidiaries will be subject to appropriate levels of federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT and impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Our taxable REIT subsidiaries currently engage in activities that would jeopardize our REIT status if we engaged in the activities directly or through one or more of our pass-through subsidiaries. In particular, our taxable REIT subsidiaries generally would conduct third party services and other business activities, including asset sales, that might give rise to income from prohibited transactions if such services or activities were conducted by us or through one or more of our pass-through subsidiaries. See description below under “– Gross Income Tests – Prohibited Transactions.”

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

■	rents from real property;

■	interest on debt secured by mortgages on real property or on interests in real property;

■	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

■	gain from the sale of real estate assets;

■	income and gain derived from foreclosure property; and

■

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, any gains from “hedging transactions,” as defined in “– Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 95% gross income test. Income and gain from “hedging transactions” entered into after July 30, 2008 that are clearly and timely identified as such will also be excluded from gross income for purposes of the 75% gross income test; however, income and gain from “hedging transactions” entered into on or before July 30, 2008 will be treated as non-qualifying income for purposes of the 75% gross income test. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. See “– Foreign Currency Gain.”

The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

■	are fixed at the time the leases are entered into;

■	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

■	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent determined by reference to any person’s income or profits, in compliance with the rules above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant,” other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related-party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, as described below, to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without our rents from the related properties being treated as nonqualifying income for purposes of the 75% and 95% gross income tests. We have not performed, and do not intend to perform, any services other than customary ones for our tenants, unless such services are provided through independent contractors or taxable REIT subsidiaries.

If the rent from a lease of property does not qualify as “rents from real property” because (1) the rent is based on the net income or profits of the tenant, (2) the lessee is a related-party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, that are in excess of 1% of our income from the related property, none of the rent from the property would qualify as “rents from real property.” In any of these circumstances, we could lose our REIT status, unless we qualified for certain statutory relief provisions, because we might be unable to satisfy either the 75% or 95% gross income test.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

In addition, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year, or the personal property ratio. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status, unless we qualified for certain statutory relief provisions. With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

We may invest opportunistically from time to time in mortgage debt and mezzanine loans when we believe our investment will allow us to acquire control of the related real estate. Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of such loan that was outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property. The principal amount of the loan that is not secured by real property is the amount by which the loan exceeds the value of the real estate that is security for the loan.

Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We anticipate that any mezzanine loans that we acquire typically will not meet all of the requirements for reliance on this safe harbor. Nevertheless, we intend to invest in mezzanine loans in manner that will enable us to continue to satisfy the gross income tests and asset tests.

Dividends. Our share of any dividends received from any corporation (including any taxable REIT subsidiary, but excluding any REIT or qualified REIT subsidiary) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests. Any dividends received by us from a qualified REIT subsidiary will be excluded from gross income for purposes of the 75% and 95% gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, and net income derived from such prohibited transactions is excluded from gross income solely for purposes of the 75% and 95% gross income tests. Any foreign currency gain (as defined in Section 988(b)(2) of the Code) recognized in connection with a prohibited transaction will be taken into account in determining the amount of net income subject to the 100% tax. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

■	the REIT has held the property for not less than two years (or, for sales made on or before July 30, 2008, four years);

■

the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period (or, for sales made on or before July 30, 2008, four-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

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in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years (or, for sales made on or before July 30, 2008, four years) for the production of rental income; and

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if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be taxed to the taxable REIT subsidiary or other taxable corporation at federal corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized subsequent to July 30, 2008, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

■

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

■	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

■	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the U.S. Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building, or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For hedging transactions entered into on or before July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.

Foreign Currency Gain. Certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain, as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) debt obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any foreign currency gain that is derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

■	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

■	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in “– Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets, or the “75% asset test,” must consist of:

■	cash or cash items, including certain receivables;

■	government securities;

■	interests in real property, including leaseholds and options to acquire real property and leaseholds;

■	interests in mortgage loans secured by real property;

■	stock in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the “5% asset test.”

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% of the value of our total assets (or, prior to our 2009 taxable year, 20% of the value of our total assets) may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

–	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

–	a contingency relating to the time or amount of payment on a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

■	Any loan to an individual or an estate.

■	Any “section 467 rental agreement,” other than an agreement with a related-party tenant.

■	Any obligation to pay “rents from real property.”

■	Certain securities issued by governmental entities.

■	Any security issued by a REIT.

■

Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the debt and equity securities of the partnership.

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “– Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the preceding two bullet points above.

We believe that the assets that we hold satisfy the foregoing asset test requirements. However, we will not obtain, nor are we required to obtain under the federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may acquire. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

As noted above, we may invest opportunistically in loans secured by interests in real property when we believe our investment will allow us to acquire control of the related real property. If the outstanding principal balance of a loan during a taxable year exceeds the fair market value of the real property securing such loan as of the date we agreed to originate or acquire the loan, a portion of such loan likely will not constitute a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the nonqualifying portion of such loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that serves as security for that loan.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

■	we satisfied the asset tests at the end of the preceding calendar quarter; and

■

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

■	the sum of

–	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

–	90% of our after-tax net income, if any, from foreclosure property, minus

■	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

■	85% of our REIT ordinary income for the year,

■	95% of our REIT capital gain income for the year, and

■	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize corporate income tax and avoid the 4% nondeductible excise tax.

In addition, if we were to recognize “built-in gain” on the disposition of any assets acquired from a C corporation in a transaction in which our basis in the assets was determined by reference to the C corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in gain” is the excess of (a) the fair market value of the asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from a partnership (or an entity treated as a partnership for federal income tax purposes) in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. Shares of our Class A common stock and shares our Class B common stock have identical distribution rights without any preferences between classes.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are statutory relief provisions for a failure of the gross income tests and asset tests, as described in “– Gross Income Tests” and “– Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to qualify as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to stockholders for that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable to our stockholders as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction, and stockholders taxed at individual rates may be eligible for a reduced federal income tax rate (15% through 2012) on such dividends. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

If our Predecessor failed to qualify as a REIT for any of its taxable years, and no relief provision applied, we would be liable for corporate federal income tax and any applicable federal corporate alternative minimum tax on our Predecessor’s taxable income, but only to the extent that our Predecessor would have owed such tax in the event that the Merger had not occurred. In calculating its taxable income for a year in which it failed to qualify as a REIT, our Predecessor would not be able to deduct any amounts that it distributed to its stockholders, and to the extent of our Predecessor’s then current and accumulated earnings and profits, any distributions to our Predecessor’s stockholders for any year in which our Predecessor was not taxed as a REIT generally would be taxable to such stockholders for federal income tax purposes at rates applicable to qualified dividend income (currently 15% through 2012). Unless our Predecessor qualified for relief under the statutory relief provisions described above, we also would be disqualified from taxation as a REIT for any post-Merger year that ended within the four calendar years following the year for which our Predecessor was disqualified as a REIT. We cannot predict whether in all circumstances our Predecessor would qualify for such statutory relief. In addition, if our Predecessor failed to qualify as a REIT for a prior taxable year, then with respect to any assets of our Predecessor that we acquired through the Merger, we would be required to pay tax at the highest corporate rate applicable on any built-in gain on the sale or disposition of such asset during the 10-year period following the date on which we or our Predecessor, as applicable, requalifies for taxation as a REIT.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a holder of our Class B common stock that, for federal income tax purposes, is:

■	a citizen or resident of the United States;

■	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

■	an estate whose income is subject to federal income taxation regardless of its source; or

■

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our Class B common stock, the federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Class B common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our Class B common stock by the partnership.

Distributions. As long as we qualify as a REIT, distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gains will be dividend income to taxable U.S. stockholders. In determining the extent to which a distribution with respect to our stock constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. A corporate U.S. stockholder will not qualify for the dividends-received deduction generally available to corporations. Dividends paid to a U.S. stockholder generally will not qualify for the tax rates applicable to “qualified dividend income.” Legislation enacted in 2003, 2006 and 2010 reduced the maximum tax rate for qualified dividend income to 15% for tax years 2003 through 2012. Without future Congressional action, the maximum tax rate on qualified dividend income will increase to 39.6% in 2013. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not constitute qualified dividend income. As a result, our REIT dividends generally will be taxed at the higher tax rates applicable to ordinary income. The highest marginal individual income tax rate on ordinary income is 35% through 2012. Without future Congressional action, the maximum individual income tax rate on ordinary income will increase to 39.6% in 2013. The federal income tax rates applicable to qualified dividend income generally will apply, however, to our ordinary REIT dividends, if any, that are (1) attributable to qualified dividends received by us prior to 2013 from non-REIT corporations, such as any taxable REIT subsidiaries, or (2) attributable to income recognized by us prior to 2013 and on which we have paid federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced federal income tax rate on qualified dividend income under such circumstances, a U.S. stockholder must hold our Class B common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our Class B common stock becomes ex-dividend. In addition, dividends paid to certain individuals, estates or trusts after 2012 will be subject to a 3.8% Medicare tax.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our Class B common stock. See “– Capital Gains and Losses” below. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the federal corporate income tax we paid. The U.S. stockholder would increase its basis in our Class B common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the federal corporate income tax that we paid.

A U.S. stockholder will not incur federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our Class B common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in such stock, and any amount in excess of both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain, long-term if the stock has been held for more than one year, provided the stock is a capital asset in the hands of the U.S. stockholder.

U.S. stockholders may not include in their individual federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our Class B common stock will not be treated as passive activity income; and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as, for example, losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our Class B common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions. A U.S. stockholder who is not a dealer in securities generally must treat any gain or loss realized on a taxable disposition of our Class B common stock as long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of any property and the amount of cash received in such disposition and (ii) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our Class B stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed to the U.S. stockholder over the federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss on a sale or exchange of our Class B common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our Class B common stock may be disallowed if the U.S. stockholder purchases other shares of our stock within 30 days before or after the disposition. In addition, capital gain recognized by certain individuals, estates or trusts after 2012 will be subject to a 3.8% Medicare tax.

Capital Gains and Losses. The tax-rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate, absent Congressional action, will increase to 39.6% in 2013). The maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates currently is 15% (which rate, absent Congressional action, will increase to 20% in 2013). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution that we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.” The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at federal corporate income tax rates, whether or not such gains are classified as long-term capital gains. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” Although many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the stock or shares of beneficial interest of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of our Class B common stock with debt, a portion of the income that it received from us would constitute unrelated business taxable income pursuant to the

“debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a pension trust holding more than 10% of the value of our stock only if:

■	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

■

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

■	either:

–	one pension trust owns more than 25% of the value of our stock; or

–	a group of pension trusts, of which each pension trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

As a result of limitations included in our charter on the transfer and ownership of our stock, we do not expect to be classified as a “pension-held REIT,” and, therefore, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because we expect shares of our Class B common stock to be publicly traded on the completion of the offering, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a holder of our Class B common stock that is not a U.S. stockholder, a partnership (or an entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our Class B common stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI (discussed below), and that we do not designate as a capital gain dividend or retained long-term capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. A non-U.S. stockholder generally will be subject to federal income tax at graduated rates, however, on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A corporate non-U.S. stockholder may, in addition, be subject to the 30% branch profits tax with respect to any such distribution. We plan to withhold federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

■	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN to us evidencing eligibility for that reduced rate;

■	the non-U.S. stockholder submits an IRS Form W-8ECI to us claiming that the distribution is effectively connected income; or

■	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed such non-U.S. stockholder’s adjusted basis in our Class B common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our Class B common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our Class B common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our Class B common stock, as described below. See “– Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a distribution attributable to a sale of a USRPI), to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Subject to the FIRPTA discussion below, a distribution made by us to a non-U.S. stockholder will be treated as long-term capital gain if the distribution is made out of our current or accumulated earnings and profits, the distribution is attributable to our net capital gain (other than from the sale of a USRPI) and we timely designate the distribution as a capital gain dividend.

Long-term capital gain that a non-U.S. stockholder is deemed to receive from a capital gain dividend that is not attributable to the sale of a USRPI generally will not be subject to U.S. federal income tax in the hands of the non-U.S. stockholder unless:

■

the gain is effectively connected with the conduct of the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

■

the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on any such capital gains.

For any year in which we qualify as a REIT, the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, may apply to our sale or exchange of a USRPI. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If shares of our Class B common stock are regularly traded on an established securities market in the United States, capital gain distributions to a non-U.S. stockholder in respect of our Class B common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as such non-U.S. stockholder did not own more than 5% of our outstanding Class B common stock any time during the one-year period preceding the distribution. As a result, non U.S. stockholders owning 5% or less of our Class B common stock generally will not be subject to FIRPTA withholding or reporting with respect to such distributions, and will not be required to pay branch profits tax. Instead, these distributions will be subject to U.S. federal income tax and withholding as ordinary dividends, currently at a 30% tax rate, unless reduced by applicable treaty. We expect that our Class B common stock will be regularly traded on an established securities market in the United States following this offering. If our Class B common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding Class B common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder in respect of such Class B common stock that are attributable to our sales of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph.

If a distribution in respect of our Class B common stock is subject to FIRPTA, we must withhold 35% of such distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount that we withhold. Moreover, if a non-U.S. stockholder disposes of our Class B common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our Class B common stock held by non-U.S. stockholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom, its proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. stockholder, and receive from the IRS a refund to the extent that such non-U.S. stockholder’s proportionate share of the tax paid by us exceeds the non-U.S. stockholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. stockholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain realized on a disposition of our Class B common stock since our Class B common stock will constitute a USRPI unless one of the applicable exceptions, as described below, applies. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our Class B common stock, however, as long as, at all times during a specified testing period, we are domestically controlled, i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding Class B common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of our Class B common stock if our Class B common stock is “regularly traded” on an established securities market. We expect that our Class B common stock will be “regularly traded” on an established securities market following this offering.

A non-U.S. stockholder generally will incur tax on gain from a disposition of our Class B common stock not subject to FIRPTA if:

■

the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

■

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on its capital gains.

Information Reporting Requirements, Backup Withholding and Certain Other Required Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28% through 2012 and 31% thereafter, absent Congressional action) with respect to distributions unless the stockholder:

■	qualifies for certain exempt categories and, when required, demonstrates this fact; or

■	provides a taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our Class B common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our Class B common stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2013, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on dividends received by (i) U.S. stockholders that own their stock through foreign accounts or foreign intermediaries and (ii) certain non-U.S. stockholders. In addition, for taxable years beginning after December 31, 2014, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds of sale in respect of our Class B common stock received by (i) U.S. stockholders that own their stock through foreign accounts or foreign intermediaries and (ii) certain non-U.S. stockholders. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Tax Aspects of Our Investments in Our Subsidiary Partnerships.

We currently hold, directly and indirectly, all of the ownership interests in certain of our subsidiaries, and such subsidiaries (other than any taxable REIT subsidiaries), therefore, currently are disregarded for federal income tax purposes. See “– Requirements for Qualification as a REIT – Qualified REIT Subsidiaries” and “– Requirements for Qualification as a REIT – Other Disregarded Entities and Partnerships” above. If additional partners or members are admitted to any such noncorporate subsidiary, we intend for such noncorporate subsidiary to be treated as a partnership for federal income tax purposes. The following discussion summarizes certain federal income tax considerations that are applicable to our subsidiaries that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as the “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members, as determined for federal income tax purposes, will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

■	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations;” and

■	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of the Partnerships is or will be classified as a partnership for federal income tax purposes. If, for any reason, a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “– Gross Income Tests” and “– Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “– Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for federal income tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference. A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing partner for book purposes, but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Treasury Regulations require partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

If any of our wholly-owned noncorporate subsidiaries were to admit additional partners or members and therefore be treated as a partnership for federal income tax purposes, the properties owned by such noncorporate subsidiary would be deemed to have been contributed by us to a partnership for federal income tax purposes, which could result in future 704(c) Allocations to us. In addition, the carryover basis of any properties actually contributed to any of our noncorporate subsidiaries by an additional partner or member, under certain reasonable methods available to us, including the “traditional method,” (i) would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

■	the amount of cash and the basis of any other property we contribute to the partnership;

■	increased by our allocable share of the partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the partnership; and

■

reduced, but not below zero, by our allocable share of the partnership’s loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account for federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “– Gross Income Tests.” We presently do not intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or any Partnership’s, trade or business.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provision generally provides that for taxable years beginning after December 31, 2012, certain provisions that currently are in the Code will revert back to an earlier version of those provisions. Those provisions include provisions related to the reduced federal income tax rates for taxpayers taxed at individual rates as to ordinary income, long-term capital gains and qualified dividend income, and certain other tax rate provisions described herein. The impact of this sunset is not discussed in detail herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our Class B common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our Class B common stock.

Tax Shelter Reporting

If a holder of our stock recognizes a loss as a result of a transaction with respect to our stock of at least (1) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a stockholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate partner, or (2) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a stockholder that is either a corporation or a partnership with only corporate partners, such stockholder may be required to file a disclosure statement on IRS Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but holders of REIT securities currently are not exempt. The fact that a loss is required to be reported to the IRS does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. The Code imposes significant penalties for failure to comply with these requirements. Holders of our Class B common stock should consult their tax advisers concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or any transactions that we may undertake directly or indirectly. Moreover, holders of our Class B common stock should be aware that we and other participants in the transactions in which we are involved (including their advisors) may be subject to disclosure or other legal requirements.

ERISA CONSIDERATIONS

Overview

The following is a summary of some considerations associated with an investment in our shares of Class B common stock by an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) or a plan or arrangement which is described in Section 4975(e)(1) of the Code or an entity, the assets of which are treated as “plan assets” under the U.S. Department of Labor’s Plan Asset Regulations as currently set forth at 29 C.F.R. Section 2510.3-101, except as expressly modified by Section 3(42) of ERISA (each a “Benefit Plan”). We cannot assure you that there will be no adverse tax or labor decisions or legislative, regulatory or administrative changes with respect to ERISA or the Code or the Plan Asset Regulations that could significantly modify the discussion of ERISA Considerations which follow.

General

Each fiduciary of a Benefit Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or Section 4975 of the Code (such as an IRA) seeking to invest plan assets in shares of our Class B common stock should consider (after taking into account the facts and circumstances unique to such Benefit Plan) among other matters:

■	whether the investment is consistent with the applicable provisions of ERISA and the Code;

■	whether, under the facts and circumstances relevant to the Benefit Plan in questions, the fiduciary’s responsibility to the plan has been satisfied; and

■

whether the investment will produce “unrelated business taxable income” (“UBTI”) to the Benefit Plan (see “Federal Income Tax Considerations – Taxation of U.S. Stockholders – Treatment of Tax-Exempt Stockholders”).

Under ERISA, a fiduciary for a Benefit Plan has responsibilities which include the following:

■	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

■	to invest in plan assets prudently;

■	to diversify the investments of the plan unless it is clearly prudent not to do so;

■	to ensure sufficient liquidity for the plan;

■	to ensure that plan investments are made in accordance with plan documents; and

■	to consider whether making or holding an investment could constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of a Benefit Plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Benefit Plan if the transactions are between the plan and any “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Code) with respect to that Benefit Plan unless there is an administrative or statutory exemption for the transaction. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, and the lending of money or the extension of credit, between a Benefit Plan and a party in interest or disqualified person with respect to such plan. The transfer to (or use by or for the benefit of) a party in interest or disqualified person of any assets of a Benefit Plan is also prohibited, as is the furnishing of services between a plan and a party in interest. A fiduciary of a Benefit Plan is also prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan in connection with a transaction involving the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets. Furthermore, there are adverse tax consequences for an IRA if the assets of the IRA are commingled with other assets except in a common trust fund or common investment fund.

Plan Asset Considerations

One key question related to the prohibited transaction issue and the IRA asset commingling issue is whether our underlying assets will be treated as the assets of each Benefit Plan which purchases and holds our common stock. The general rule is that the underlying assets of the entity in which a Benefit Plan makes an equity investment will be treated as the assets of the Benefit Plan absent a statutory or administrative exemption, and there are administrative exemptions under the Plan Asset Regulations.

The most appropriate exemption for us under the Plan Assets Regulations is the exemption for a “publicly-offered security.” A publicly-offered security must be:

■	sold as part of a public offering registered under the Securities Act and be part of a class of securities registered under the Exchange Act within a specified time period;

■	part of a class of securities that is owned by 100 or more investors who are independent of the issuer and one another; and

■	“freely transferable.”

Our shares of Class B common stock are being sold as part of an underwritten offering of securities to the public pursuant to an effective registration statement under the Securities Act and are part of a class of securities that has been registered under the Exchange Act within the specified period, we have well in excess of 100 independent stockholders and we believe that our shares of Class B common stock will be treated as “freely transferable” under the Plan Asset Regulations. Accordingly, we do not believe that our underlying assets will be treated under the Plan Asset Regulations as the assets of any Benefit Plan which purchases and holds our Class B common stock.

On the other hand, if we fail to qualify for any exemption under the Plan Asset Regulations, we could be treated as a fiduciary with respect to each Benefit Plan stockholder, and the fiduciary of each Benefit Plan stockholder could be exposed to co-fiduciary liability under ERISA for any breach by us of our fiduciary duties under ERISA. Furthermore, if we were treated as a fiduciary with respect to Benefit Plan stockholders, there is a risk that transactions entered into by us in the ordinary course of business could be treated as prohibited transactions under ERISA and the Code. We therefore might need to avoid transactions with persons who are affiliated with or related to us or our affiliates or restructure our activities in order to come within an exemption from the prohibited transaction provisions of ERISA and the Code. Finally, if our assets were deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of Class B common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status.

Other Prohibited Transactions

Even if the shares of our Class B common stock qualify for the “publicly-offered security” exemption under the plan assets regulations, a prohibited transaction could occur if we, any of our underwriters or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) or otherwise is a party in interest or disqualified person with respect to a benefit plan, and the plan purchases shares of our Class B common stock, unless a statutory or administrative exemption is available and all conditions for such exemption are satisfied. Such exemptions could include Section 408(b)(17) of ERISA, which exempts certain transactions with non-fiduciary service providers; prohibited transaction class exemption (“PTCE”) 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and PTCE 75-1, which exempts certain transactions involving a plan and certain members of an underwriting syndicate. Such exemptions might not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment in common shares. If a purchase were to result in a non-exempt prohibited transaction, such purchase might have to be rescinded. Each holder of our Class B common stock will be deemed to have represented and agreed that its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or section 4975 of the Code or violate any similar laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated as of the date of this prospectus, the underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, have severally agreed to purchase the number of shares of our Class B common stock indicated below:

NAME	NUMBER OF SHARES
Jefferies & Company, Inc
Robert W. Baird & Co. Incorporated
Wunderlich Securities, Inc.
PNC Capital Markets LLC
J.J.B. Hilliard, W.L. Lyons, LLC

Total	3,400,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of our Class B common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class B common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class B common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the shares of our Class B common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $     per share. After the initial offering of the shares of Class B common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 510,000 additional shares of our Class B common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class B common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of our Class B common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Class B common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 510,000 shares of our Class B common stock.

TOTAL
	PER SHARE	NO EXERCISE	FULL EXERCISE
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.6 million, of which approximately $314,000 was paid prior to March 31, 2012.

Our Class B common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the trading symbol “AMRE.”

We have agreed that, without the prior written consent of the representative on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

■

offer, pledge, sell, contract to sell, sell any option or any contract to purchase, purchase any option or any contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock,

■	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or

■

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to: (i) the sale of shares to the underwriters; (ii) the issuance of any shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing; (iii) the filing of a registration statement in connection with the exchange of up to 50% of the then outstanding shares of our Class A common stock in accordance with the terms described in this prospectus under “Reclassification of Shares of Common Stock and Exchange of Class A Common Stock,” provided, however, that we shall not distribute any materials in connection with any exchange offer (other than in response to unsolicited tender offers from third parties), or commence any exchange offer, during the 180-day restricted period (as such period may be extended as described below); (iv) the issuance of shares of our common stock or securities exchangeable or exercisable for or convertible into our common stock, in the aggregate not to exceed 10% of the number of shares of common stock outstanding, issued in connection with the acquisition of real estate assets, provided, however, that recipients of shares of our common stock issued in connection with such an acquisition shall agree to similar restrictions described above; (v) the filing of a registration statement on Form S-8 relating to the 1999 Flexible Incentive Plan and grants of shares of restricted common stock pursuant to such plan as described in this prospectus, provided, that the restricted common stock will not vest during the 180-day restricted period without the prior written consent of the representative; (vi) the filing of a registration statement or the issuance of our common stock pursuant to a dividend reinvestment plan; (vii) the repurchase of shares of our Class A common stock in response to hardship requests of holders of Class A common stock, in the aggregate not to exceed 2% of the number of shares of our Class A common stock outstanding; or (viii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class B common stock, provided, that such plan does not provide for the transfer of Class B common stock during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the directors or officers or us.

In addition, each of our directors and officers have agreed that, without the prior written consent of the representative on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

■

offer, pledge, sell, contract to sell, sell any option or any contract to purchase, purchase any option or any contract to sell, grant any option, right or warrant to purchase lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock,

■	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or

■

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments, with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock or any other securities of ours, whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to: (i) transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided, that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions; (ii) transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift; (iii) distributions of shares of our common stock or any security convertible into our common stock to limited partners or stockholders of the transferor; provided, that in the case of any transfer or distribution pursuant to clauses (ii) or (iii), (a) each donee or distributee shall sign and deliver a lock-up letter for the balance of the 180-day restricted period and (b) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfers or distributions during the 180-day restricted period; or (iv) the establishment of a written trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class B common stock, provided, that such plan does not provide for the sale, transfer or other disposition of our Class B common stock during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of such director or officer or us.

The 180-day restricted period described above will be extended if:

■	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the Class B common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class B common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class B common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 340,000 shares of our Class B common stock offered by this prospectus for sale to our directors, officers, employees and certain other persons associated with us. The number of shares of our Class B common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our Class B common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class B common stock offered by this prospectus. All purchasers of reserved shares will be subject to a 180-day lock-up with respect to any shares sold to them pursuant to the reserved share program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class B common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Affiliations

Some of the underwriters and their affiliates may from time to time engage in investment banking and other commercial transactions with us and perform services for us in the ordinary course of business. They are expected to receive customary fees and commissions for these transactions.

An affiliate of PNC Capital Markets LLC, an underwriter in this offering, has provided a commitment letter to participate as a lender under the $75.0 million secured revolving credit facility that we anticipate entering into upon the completion of this offering. Under this facility, an affiliate of PNC Capital Markets LLC also will act as administrative agent and PNC Capital Markets LLC will act as sole lead arranger and sole bookrunner. As such, PNC Capital Markets LLC and its affiliate will receive certain financing fees in connection with the credit facility in addition to the underwriting discounts and commissions that may result from this offering.

LEGAL MATTERS

Certain legal matters, including our qualification as a REIT for federal income tax purposes, will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee. Certain legal matters will be passed upon for the underwriters by Hogan Lovells US LLP. Venable LLP, Baltimore, Maryland, will issue an opinion to us regarding certain matters of Maryland law, including the validity of the shares of Class B common stock offered hereby. Members of Bass, Berry & Sims PLC own an aggregate of 19,750 shares of our Class A common stock.

EXPERTS

The consolidated financial statements and schedule of AmREIT, Inc. and its subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The historical summary of gross income and direct operating expenses for The Market at Lake Houston Retail Center for the years ended December 31, 2010, 2009 and 2008, has been included herein in reliance upon the report of KPMG LLP, independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The historical summary of gross income and direct operating expenses for Alpharetta Commons for the year ended December 31, 2010, has been included herein in reliance upon the report of KPMG LLP, independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our Class B common stock to be issued in this offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information that you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the shares of our Class B common stock to be issued in this offering, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document, and, in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We are presently subject to the reporting requirements of the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

We also make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as well as our definitive proxy statement and Section 16 reports on Forms 3, 4 and 5. Our website address is http://www.amreit.com. The information located on, or accessible from, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC.

AmREIT, INC. AND SUBSIDIARIES

PRO FORMA FINANCIAL INFORMATION

(UNAUDITED)

The following pro forma financial statements of AmREIT, Inc. (together with its consolidated subsidiaries, the “Company,” “we,” “our,” or “us”) have been prepared to provide pro forma financial information with regard to this offering (the “Offering”) and the use of proceeds therefrom as described under “Use of Proceeds,” as well as certain acquisitions that were completed during the year ended December 31, 2011. We estimate that the net proceeds from this Offering will be approximately $46.2 million, net of the underwriting discount and commissions and estimated expenses of this Offering (“Offering Costs”), and assuming no exercise of the underwriters’ over-allotment option. In connection with this Offering, we expect to use approximately $45.2 million to repay indebtedness. Any remaining net proceeds will be used for general corporate and working capital purposes, including future acquisition, development and redevelopment activities. We have received commitment letters for a $75.0 million revolving credit facility that we anticipate entering into concurrently with the completion of this offering, of which approximately $60.0 million would be available upon the closing of this Offering.

On February 25, 2011, we completed the acquisition of The Market at Lake Houston, a 101,791 square foot grocery-anchored shopping center located in a northern suburb of Houston, Texas (“The Market”). The property was completed in 2002 and was 98% leased as of March 31, 2012. The anchor tenant is H-E-B, a regional supermarket, and other major tenants include Five Guys, Payless ShoeSource and Subway. We acquired the property for approximately $20.1 million, of which $4.4 million was paid in cash. The balance was paid through our assumption of $15.7 million of mortgage debt, which matures on January 1, 2016 and is payable interest-only at a fixed rate of 5.75% per year. The property was owned by two of our advised funds, and we completed the acquisition pursuant to an independent appraisal process.

On May 10, 2011, we completed the acquisition of Brookwood Village (“Brookwood”), a 28,774 square foot pharmacy-anchored, neighborhood shopping center located in the Buckhead District of Atlanta, Georgia. The property was renovated in 2000 and was 96% leased as of March 31, 2012. The anchor tenant is CVS/pharmacy and other tenants include Sprint, FedEx and Subway. We acquired the property for $10.6 million in cash using proceeds from our existing line of credit.

On July 29, 2011, we completed the acquisition of Alpharetta Commons (“Alpharetta”), a 94,544 square foot grocery-anchored neighborhood shopping center located in the Alpharetta submarket of Atlanta, Georgia. The property was 100% leased as of March 31, 2012 and is located between two intersections with an average daily drive-by rate in excess of 66,000 cars. The property is anchored by Publix, with remaining tenants comprised primarily of local and regional convenience retailers. We acquired the property for $18.8 million using $6.3 million of proceeds from our existing line of credit and a mortgage loan of $12.5 million.

We account for the acquisition of operating properties under the acquisition method of accounting and record the estimated fair value of acquired assets and assumed liabilities on the date of acquisition. The fair value of these assets and liabilities is allocated in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Our methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value, and acquired below-market leases) and assumed debt. Based on these estimates, we have allocated the purchase price of our acquisitions to the applicable assets and liabilities. The value allocated to in-place leases is amortized over the related lease term and reflected as depreciation and amortization. The value of above- and below-market in-place leases are amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The fair value of any debt assumed is determined using current market interest rates for comparable debt financings.

The following unaudited pro forma condensed consolidated financial statements as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011, are derived from our historical financial statements, as well as the financial statements of The Market, Brookwood and Alpharetta.

The unaudited pro forma financial information has been adjusted to give effect to:

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the historical results of operations of The Market (acquired on February 25, 2011), Brookwood (acquired on May 10, 2011) and Alpharetta (acquired on July 29, 2011) to reflect the results of these properties as if they were acquired on January 1, 2011 for purposes of the unaudited pro forma condensed consolidated statements of operations;

■	certain incremental general and administrative expenses expected to be incurred upon the successful completion of this Offering; and

■	the completion of this Offering and the repayment of indebtedness with a portion of the proceeds therefrom.

Our pro forma condensed consolidated financial statements are presented for informational purposes only. You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” the AmREIT, Inc. and Subsidiaries historical financial statements and related notes thereto; The Market at Lake Houston Retail Center audited historical summary of gross income and direct operating expenses and related notes thereto; and the Alpharetta Commons Retail Center audited historical summary of gross income and direct operating expenses and related notes thereto, all of which are included elsewhere in this prospectus.

The unaudited pro forma adjustments to our pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our pro forma consolidated financial statements do not purport to (1) represent our financial position that would have actually occurred had this Offering and the related use of proceeds therefrom occurred on March 31, 2012, (2) represent the results of our operations that would have actually occurred had this Offering and the related use of proceeds therefrom, and the acquisitions of The Market, Brookwood and Alpharetta, occurred on January 1, 2011, or (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

AmREIT, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012

	HISTORICAL	NET PROCEEDS FROM OFFERING	USE OF PROCEEDS	PRO FORMA
	(A)	(B)	(C)
	(Unaudited and in thousands, except share data)
ASSETS
Real estate investments at cost:
Land	$138,404	$—	$—	$138,404
Buildings	172,478	—	—	172,478
Tenant improvements	14,911	—	—	14,911

	325,793	—	—	325,793
Less accumulated depreciation and amortization	(35,194)	—	—	(35,194)

	290,599	—	—	290,599
Acquired lease intangibles, net	9,534	—	—	9,534
Investment in advised funds and other affiliates	8,302	—	—	8,302

Net real estate investments	308,435	—	—	308,435
Cash and cash equivalents	946	46,185	(45,725)	1,406
Tenant receivables, net	4,025	—	—	4,025
Accounts receivable – related party, net	837	—	—	837
Notes receivable	3,386	—	—	3,386
Notes receivable – related party, net	7,292	—	—	7,292
Deferred costs, net	3,036	—	135	3,171
Other assets	1,921	—	—	1,921

TOTAL ASSETS	$329,878	$46,185	$(45,590)	$330,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$204,105	$—	$(45,225)	$158,880
Accounts payable and other liabilities	5,875	(600)	—	5,275
Acquired below market lease intangibles, net	1,943	—	—	1,943

TOTAL LIABILITIES	211,923	(600)	(45,225)	166,098

Stockholders’ equity:
Class A common stock	117	—	—	117
Class B common stock	—	37	—	37
Capital in excess of par value	192,112	45,834	—	237,946
Accumulated distributions in excess of earnings	(74,274)	914	(365)	(73,725)

TOTAL STOCKHOLDERS’ EQUITY	117,955	46,785	(365)	164,375

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$329,878	$46,185	$(45,590)	$330,473

AmREIT, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

	HISTORICAL	PRO FORMA ADJUSTMENTS	PRO FORMA
	(AA)	(CC) (DD)
	(Unaudited and in thousands, except per share data)
Revenues:
Rental income from operating leases	$8,929	$—	$8,929
Advisory services income – related party	1,131	—	1,131

Total revenues	10,060	—	10,060

Expenses:
General and administrative	1,484	117	1,601
Property expense	2,213	—	2,213
Legal and professional	221	—	221
Real estate commissions	86	—	86
Depreciation and amortization	2,227	—	2,227

Total expenses	6,231	117	6,348

Operating income	3,829	(117)	3,712
Other income (expense):
Interest and other income	102	—	102
Interest and other income – related party	72	—	72
Loss from advised funds and other affiliates	(36)	—	(36)
Income tax benefit (expense) for taxable REIT subsidiary	(76)	—	(76)
Interest expense	(2,634)	495	(2,139)

Income (loss) from continuing operations	1,257	378	1,635
Dividends attributable to unvested restricted shares	(47)	(62)	(109)
Net income (loss) per share of common stock – basic and diluted
Income (loss) from continuing operations	$0.11		$0.10
Weighted average shares of common stock used to compute net income (loss) per share, basic and diluted (EE)	11,374		14,774

AmREIT, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	HISTORICAL	ACQUISITIONS	PRO FORMA BEFORE OFFERING	OTHER PRO FORMA ADJUSTMENTS	PRO FORMA
	(AA)	(BB)		(CC) (DD)
	(Unaudited and in thousands, except per share data)
Revenues:
Rental income from operating leases	$32,995	$1,594	$34,589	$—	$34,589
Advisory services income – related party	3,789	(12)	3,777	—	3,777
Lease termination income and other income	131	—	131	—	131

Total revenues	36,915	1,582	38,497	—	38,497

Expenses:
General and administrative	6,049	53	6,102	469	6,571
Property expense	7,770	339	8,109	—	8,109
Legal and professional	945	2	947	—	947
Real estate commissions	342	—	342	—	342
Acquisition costs	229	—	229	—	229
Depreciation and amortization	8,257	669	8,926	—	8,926
Impairment (recovery) – notes receivable	(1,071)	—	(1,071)	—	(1,071)

Total expenses	22,521	1,063	23,584	469	24,053

Operating income	14,394	519	14,913	(469)	14,444
Other income (expense):
Interest and other income	493	—	493	—	493
Interest and other income – related party	319	—	319	—	319
Loss from advised funds and other affiliates	(384)	—	(384)	—	(384)
Income tax benefit (expense) for taxable REIT subsidiary	(262)	—	(262)	—	(262)
Interest expense	(9,971)	(649)	(10,620)	1,795	(8,825)
Issuance costs	(914)	—	(914)	914	—

Income (loss) from continuing operations	3,675	(130)	3,544	2,241	5,785
Dividends attributable to unvested restricted shares	(166)	—	(166)	(250)	(416)
Net income (loss) per share of common stock – basic and diluted income (loss) from continuing operations	$0.31				$0.36
Weighted average shares of common stock used to Compute net income (loss) per share, basic and diluted (EE)	11,384				14,784

AmREIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED AND IN THOUSANDS, EXCEPT SHARE DATA)

The adjustments to the consolidated pro forma balance sheet as of March 31, 2012 are as follows:

(A)	Reflects the historical consolidated balance sheet of AmREIT, Inc. and Subsidiaries as of March 31, 2012.

(B)	Reflects net proceeds of this Offering of $46,185, assuming no exercise of the underwriters’ over-allotment option. A summary is as follows:

Gross proceeds	$51,000
Less: Offering Costs	(4,815)

Net proceeds	$46,185

During 2011, we incurred $914 in costs related to this Offering, $314 of which was paid prior to March 31, 2012 and which have therefore been excluded from Offering Costs above in arriving at Net Proceeds. The remaining $600 of costs were accrued as of March 31, 2012 and will be paid with the proceeds of the Offering.

(C)	In connection with this offering, we anticipate repaying $45,225 of secured mortgage debt as follows:

DEBT TO BE REPAID	PRINCIPAL BALANCE AS OF MARCH 31, 2012
Existing Credit Facility	$18,695
MacArthur Park	16,563
The Woodlands – Lake Woodlands Plaza	6,467
The Woodlands – The Container Store	3,500

Total balance as of March 31, 2012	$45,225

Additionally, we will record a one-time charge of $365, which represents the unamortized portion of deferred financing fees associated with these loans to be repaid. This one-time charge has been reflected as a reduction of Deferred Costs along with a corresponding increase in Accumulated Distributions in Excess of Earnings.

In connection with this Offering we expect to enter into a new $75.0 million revolving credit facility. In connection with this credit facility, we expect to incur $500,000 in financing fees, which have been included in Deferred Costs with a corresponding decrease in cash on our pro forma consolidated balance sheet.

The adjustments to the consolidated statements of operations for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(AA)	Reflects the historical consolidated statements of operations for the three months ended March 31, 2012 and for the year ended December 31, 2011.

(BB)	Reflects the historical results of operations prior to the date of acquisition for properties acquired during the period presented. We acquired The Market on February 25, 2011, Brookwood on May 10, 2011, and Alpharetta on July 29, 2011 as further described in the introduction to the pro forma financial statements.

The Market was owned by two of our advised funds and was managed by us prior to the acquisition. As a result of our acquisition, we will no longer earn a property management fee. Accordingly, we have reduced “ Advisory services income – related property” by the amount of property management fees that we earned on The Market during the year ended December 31, 2011.

(CC)	Reflects the decrease in net interest expense as a result of the debt paydowns described more fully in Note (D) above. As a result of these repayments, we expect interest expense to decrease $560 for the three months ended March 31, 2012 and $2,058 for the year ended December 31, 2011. The one-time charge associated with the write-off of the unamortized deferred financing costs ($365), which will be recorded as a reduction of our income upon consummation of the prepayments, has been excluded from the consolidated pro forma statements of operations as it represents a non-recurring charge that results directly from the debt repayments. The pro forma adjustment also includes estimated unused fees of $65 and $263 in connection with our revolving credit facility for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

(DD)	We expect to incur additional non-cash stock-based compensation expense as a result of restricted stock awards that are to be granted to certain members of management and our directors upon completion of this Offering. These restricted stock awards will vest over a ten-year period and will not contain performance provisions. The stock-based compensation cost attributable to these awards was based on the estimated offering price of the shares in this Offering, which we have amortized ratably over the ten-year vesting period in determining the annual compensation expense. Additionally, we expect to incur approximately $200 in incremental costs associated with being a publicly-traded company, which have not been reflected as an increase in general and administrative expenses because such amounts are not contractually obligated.

During 2011, we incurred $914 in costs related to this Offering. During the fourth quarter of 2011, we expensed these issuance costs as they no longer met the criteria for capitalization under GAAP. The pro forma adjustment presents this expense as a reduction of proceeds as indicated in Note (B) above.

(EE)	We report both basic and diluted EPS using the two-class method as required under GAAP. Because our unvested restricted shares contain rights to receive non-forfeitable dividends, they are considered participating securities under GAAP and are therefore treated as a class separate from our common shares. Pro forma earnings (loss) per common share from continuing operations – basic and diluted are calculated by dividing pro forma income (loss) from continuing operations pursuant to the two-class method by the weighted average number of shares outstanding pursuant to the two-class method, assuming that this Offering took place on January 1, 2011.

The following table reconciles the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding, both under the two-class method:

	FOR THE THREE MONTHS ENDED MARCH 31, 2012	FOR THE YEAR ENDED DECEMBER 31, 2011
Weighted average shares outstanding before the Offering(1)	11,373,648	11,383,657
Shares issued in the Offering(2)	3,400,000	3,400,000
Weighted average shares outstanding after the Offering(3)	14,773,648	14,783,657

(1)	Excludes restricted shares of 233,437 and 207,200 as of March 31, 2012, and December 31, 2011, respectively.
(2)	Excludes restricted shares of 312,498 as of March 31, 2012, and December 31, 2011.
(3)	Excludes restricted shares of 545,935 and 519,698 as of March 31, 2012, and December 31, 2011, respectively.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2012	December 31, 2011
	(unaudited)
	(in thousands except share data)
ASSETS
Real estate investments at cost:
Land	$138,404	$138,404
Buildings	172,478	172,146
Tenant improvements	14,911	14,483

	325,793	325,033
Less accumulated depreciation and amortization	(35,194)	(33,865)

	290,599	291,168
Acquired lease intangibles, net	9,534	10,139
Investments in advised funds	8,302	8,322

Net real estate investments	308,435	309,629
Cash and cash equivalents	946	1,050
Tenant and accounts receivable, net	4,025	4,340
Accounts receivable – related party, net	837	645
Notes receivable, net	3,386	3,412
Notes receivable – related party, net	7,292	6,513
Deferred costs, net	3,036	2,887
Other assets	1,921	2,134

TOTAL ASSETS	$329,878	$330,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$204,105	$201,658
Accounts payable and other liabilities	5,875	8,007
Acquired below-market lease intangibles, net	1,943	2,021

TOTAL LIABILITIES	211,923	211,686
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 11,654,004 and 11,598,959 shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively(1)	117	116
Capital in excess of par value(1)	192,112	192,005
Accumulated distributions in excess of earnings	(74,274)	(73,197)

TOTAL STOCKHOLDERS’ EQUITY	117,955	118,924

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$329,878	$330,610

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2012	2011

Revenues:
Rental income from operating leases	$8,929	$7,450
Advisory services income - related party	1,131	1,001

Total revenues	10,060	8,451
Expenses:
General and administrative	1,484	1,284
Property expense	2,213	1,727
Legal and professional	221	256
Real estate commissions	86	29
Acquisition costs	-	40
Depreciation and amortization	2,227	1,640

Total expenses	6,231	4,976

Operating income	3,829	3,475
Other income (expense):
Interest and other income	102	128
Interest and other income - related party	72	30
Loss from advised funds	(36)	(104)
Income tax expense for taxable REIT subsidiary	(76)	(51)
Interest expense	(2,634)	(2,203)

Income from continuing operations	1,257	1,275
Income from discontinued operations, net of taxes	-	61

Net income	$1,257	$1,336

Net income per share of common stock - basic and diluted(1)
Income before discontinued operations	$0.11	$0.11
Income from discontinued operations	$—	$—

Net income	$0.11	$0.11

Weighted average shares of common stock used to compute net income per share, basic and diluted(1)	11,374	11,365

Dividends per share of common stock(1)	$0.20	$0.20

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

	Common Stock(1)	Capital in excess of par value(1)	Accumulated distributions In excess of earnings	Total
Balance at December 31, 2011	$116	$192,005	$(73,197)	$118,924

Net income	—	—	1,257	1,257
Deferred compensation issuance of restricted shares	—	(790)	—	(790)
Issuance of shares of common stock	1	789	—	790
Amortization of deferred compensation	—	144	—	144
Retirement of AmREIT common shares	—	(36)	—	(36)
Distributions	—	—	(2,334)	(2,334)

Balance at March 31, 2012	$117	$192,112	$(74,274)	$117,955

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED MARCH 31,
	2012	2011
	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net income	$1,257	$1,336
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense (recoveries)	47	(10)
Loss from advised funds	36	104
Cash receipts (deferrals) for related party fees	8	(12)
Depreciation and amortization	2,233	1,697
Amortization of deferred compensation	144	132
Decrease in tenant and accounts receivable	294	1,520
Increase in accounts receivable – related party	(537)	(87)
Decrease in other assets	157	260
Decrease in accounts payable and other liabilities	(2,132)	(2,281)

Net cash provided by operating activities	1,507	2,659

Cash flows from investing activities:
Improvements to real estate, including leasing costs	(1,129)	(425)
Net cash paid for acquisition of investment properties	—	(4,689)
Additions to furniture, fixtures and equipment	(8)	(11)
Investments in and advances to advised funds	(458)	(229)
Distributions and payments from advised funds	—	16
Cash received from qualified intermediary	—	9,370

Net cash provided by (used in) investing activities	(1,595)	4,032

Cash flows from financing activities:
Proceeds from notes payable	8,000	1,750
Payments of notes payable	(5,521)	(6,065)
Payments for financing costs	(125)	(3)
Retirement of shares of common stock	(36)	—
Common dividends paid	(2,334)	(2,319)

Net cash used in financing activities	(16)	(6,637)

Net increase (decrease) in cash and cash equivalents	(104)	54
Cash and cash equivalents, beginning of period	1,050	655

Cash and cash equivalents, end of period	$946	$709

Supplemental schedule of cash flow information:
Cash paid during the year for:
Interest	$2,567	$1,972
Taxes	$2	$142
Deferred compensation recorded upon issuance of restricted shares of common stock	$790	$674
Reclassification of accounts receivable - related party to notes receivable - related party	$345	$—
Assumption of debt associated with the acquisition of The Market at Lake Houston	$—	$15,675

See Notes to Consolidated Financial Statements.

AmREIT, Inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012

(UNAUDITED)

1.	OUR BUSINESS AND OUR RECENT HISTORY

Our Business

We are a full service, vertically integrated and self-administered REIT that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with high barriers to entry. We seek to own properties in major cities in the United States that contain submarkets with characteristics comparable to our existing markets. Our shopping centers are often anchored by strong national and local retailers, including supermarket chains, drug stores and other necessity-based retailers. Our remaining tenants consist primarily of specialty retailers and local restaurants. Over our 28-year history, we have acquired, owned and operated retail properties across 23 states. We have elected to be taxed as a REIT for federal income tax purposes.

Our investment focus is predominantly concentrated in the affluent, high-growth submarkets of Houston, Dallas, San Antonio, Austin and Atlanta, which represent five of the top population and job growth markets in the United States. We believe these metropolitan areas are compelling real estate markets given their favorable demographics, robust job growth and large and diverse economies. The primary economic drivers in these markets are transport and utilities (including energy), government (including defense), education and healthcare, professional and business services, and leisure and hospitality. As part of our ongoing investment strategy, we expanded our presence in Atlanta, Georgia with the acquisition of two multi-tenant properties in 2011. We intend to continue to acquire additional properties within the above markets, or other U.S. cities, that exhibit comparable population, affluence and growth characteristics. Our targeted properties will include premier retail frontage locations in high-traffic, highly populated, affluent areas with high barriers to entry.

As of March 31, 2012, our portfolio consisted of 29 wholly-owned properties with 1.2 million square feet of GLA. In addition to our portfolio, we have an advisory services business that provides a full suite of real estate services to the properties within our wholly-owned portfolio as well as to eight real estate funds in which we have varying ownership interests and that we manage on behalf of institutional and individual high-net-worth investors, which we collectively refer to as our advised funds. The investment strategy of our advised funds is focused upon the development and re-development of retail and mixed-use properties situated on premium-quality locations. As of March 31, 2012, our advised funds held 18 properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included in this prospectus as of and for the three months ended March 31, 2012 and 2011, are unaudited. In our opinion, the accompanying consolidated financial statements contain all normal and recurring items and adjustments necessary for their fair presentation.

Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred. The consolidated financial statements include our accounts as well as the accounts of any subsidiaries in which we have a controlling financial interest. Investments in joint ventures and partnerships, where we have the ability to exercise significant influence but do not exercise financial and operating control, are accounted for using the equity method. The significant accounting policies of our non-consolidated entities are consistent with those of our subsidiaries in which we have a controlling financial interest. As of March 31, 2012, we did not have any interests in variable interest entities. All significant inter-company accounts and transactions have been eliminated through consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds.

Financial Instruments

Our consolidated financial instruments consist of cash and cash equivalents, tenant and accounts receivable, accounts receivable – related party, notes receivable, notes receivable – related party, notes payable and accounts payable and other liabilities. Except for the notes payable, the carrying values are representative of the fair values due to the short term nature of the instruments and/or recent impairments. Our notes payable consist of both variable-rate and fixed-rate notes. The fair value of the variable-rate notes and revolving line of credit approximate their carrying values. See Note 6 for further discussion of our fair value of our notes payable.

Revenue Recognition

Rental income from operating leases – We lease space to tenants under agreements with varying terms. Our leases are accounted for as operating leases, and, although certain leases of the properties provide for tenant occupancy during periods for which no rent is due and/or for increases or decreases in the minimum lease payments over the terms of the leases, revenue is recognized on a straight-line basis over the terms of the individual leases. Revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, possession or control occurs on the lease commencement date. In all cases, we have determined that we are the owner of any tenant improvements that we fund pursuant to the lease terms. In cases where significant tenant improvements are made prior to lease commencement, the leased asset is considered to be the finished space, and revenue recognition therefore begins when the improvements are substantially complete. Revenue from tenant reimbursements of taxes, maintenance expenses and insurance is recognized in the period the related expense is recorded. Additionally, certain of our lease agreements contain provisions that grant additional rents based upon tenants’ sales volumes (contingent or percentage rent). Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. During the three months ended March 31, 2012 and 2011, we recognized percentage rents of $32,000 and $10,000, respectively. Accrued rents are included in tenant and accounts receivable, net.

Lease termination income – We recognize lease termination fees in the period that the lease is terminated and collection of the fees is reasonably assured. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. We did not recognize any lease termination fees during the three months ended March 31, 2012 or 2011.

Advisory services income – related party – We provide various real estate services, including development, construction management, property management, leasing and brokerage. The fees for these services are recognized as services are provided and are generally calculated as a percentage of revenues earned or to be earned or of property cost, as appropriate. We also earn asset management fees from certain of the advised funds for facilitating the deployment of capital and for monitoring the real estate investments. Asset management fees are calculated as a percentage of equity under management. See Note 10 for a detail of our advisory services income – related party.

Real Estate Investments

Development Properties – Expenditures related to the development of real estate are capitalized as part of construction in progress, which includes carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction. The capitalization of such costs ceases at the earlier of one year from the date of completion of major construction or when the property, or any completed portion, becomes available for occupancy. We capitalize costs associated with pending acquisitions of raw land once the acquisition of the property is determined to be probable. We did not capitalize any interest or taxes during the three months ended March 31, 2012 or 2011.

Acquired Properties and Acquired Intangibles – We account for operating real estate acquisitions as an acquisition of a business as we believe most operating real estate meets the definition of a “business” under GAAP. Accordingly, we allocate the purchase price of acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values. Identifiable intangibles include amounts allocated to acquired above and below market leases, the value of in-place leases and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include (i) an estimate of carrying costs during the expected lease-up periods, considering market conditions, and (ii) costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to in-place lease value and above and below-market leases are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Below market leases include fixed-rate renewal periods where we believe the renewal is reasonably assured. Premiums or discounts on debt are amortized to interest expense over the remaining term of such debt. Costs related to acquiring operating properties are expensed as incurred.

Depreciation – Depreciation is computed using the straight-line method over an estimated useful life, generally, 39 – 50 years for buildings, up to 20 years for site improvements and over the term of the lease for tenant improvements. Leasehold estate properties, which are properties where we own the building and improvements but not the related ground, are amortized over the life of the lease.

Impairment – We review our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. We determine whether an impairment of value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the property, with the carrying value of the individual property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair value. We did not recognize any impairment charges during the three months ended March 31, 2012 or 2011.

Tenant and Accounts Receivable

Included in tenant and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and tenant and accounts receivables is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels and current economic trends. Bad debt expenses and any recoveries related to tenant receivables are included in property expense, and bad debt expenses and any related recoveries on other accounts receivable are included in general and administrative expense. The table below summarizes the activity within our allowance for uncollectible accounts for tenant receivables (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2012	2011
Beginning balance	$1,780	$2,068
Additional reserves	134	149
Collections/reversals	(104)	(144)
Write-offs	(434)	(15)

Ending balance	$1,376	$2,058

Notes Receivable

Included in notes receivable is a $3.5 million note due from the sale of a tract of land adjacent to our Uptown Plaza – Dallas property located outside of downtown Dallas, Texas. The note matured unpaid on December 31, 2010, and we recorded a $1.3 million impairment to reduce the value of the note to the fair value of the underlying collateral. During 2011, we recorded an impairment recovery of $1.1 million to reflect payments received on this note. Also during 2011, we entered into a new agreement with the borrower that requires a $1.0 million principal payment during the second quarter of 2012 and monthly interest payments until the maturity date, which was extended to June 30, 2014.

Also included in notes receivable is $144,000 in notes receivable from various tenants. An allowance for the uncollectible portion of notes receivable from tenants is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends. As of March 31, 2012 and December 31, 2011, we had an allowance for uncollectible notes receivable from tenants of $46,000 and $29,000, respectively. During the three months ended March 31, 2012, we recorded bad debt expense related to tenant notes receivable of $17,000. During the three months ended March 31, 2011, we recorded bad debt recoveries related to tenant notes receivable of $11,000.

Notes Receivable – Related Party

Included in notes receivable – related party are loans made to certain of our affiliated advised funds related to the acquisition or development of properties and the deferral of asset management fees. These loans bear interest at LIBOR plus a spread and are due upon demand. The notes are secured by the funds’ ownership interests in various unencumbered properties. We recorded a $500,000 impairment on the note from AIGF during 2010 as we believe that the fund will be unable to repay the full balance after settlement of its other obligations. As a result, we have ceased recording interest income on the note due from AIGF. Instead, interest accruals are recorded directly to the reserve balance, and interest income is recorded to the extent that cash is received from the borrower.

The following is a summary of the notes receivable due from related parties (in thousands):

	MARCH 31, 2012			DECEMBER 31, 2011
RELATED PARTY	FACE AMOUNT	RESERVE (1)	CARRYING AMOUNT	FACE AMOUNT	RESERVE (1)	CARRYING AMOUNT
AmREIT Income and Growth Fund, Ltd. (“AIGF”)	$2,530	$(651)	$1,879	$2,488	$(619)	$1,869
AmREIT Monthly Income and Growth Fund III, Ltd. (“MIG III”)	3,674	(349)	3,325	3,218	(356)	2,862
AmREIT Monthly Income and Growth Fund IV, L.P. (“MIG IV”)	2,339	(251)	2,088	2,026	(244)	1,782

Total	$8,543	$(1,251)	$7,292	$7,732	$(1,219)	$6,513

(1)

A portion of these reserve balances represents the amount by which losses recognized on our equity investment in the entity exceeds our basis in the equity investment. GAAP provides that, to the extent that such an ‘excess loss’ exists and we have made an additional investment in the entity via a loan, that excess loss should be recorded as a reduction in the basis of the loan. Included in the reserve balances for the AIGF, MIG III and MIG IV loans are $55, $349 and $251 for such losses as of March 31, 2012, and $55, $356 and $244 for such losses as of December 31, 2011, respectively. We do not believe that these reserves are indicative of the ultimate collectability of these receivables.

Derivative Financial Instruments

Our use of derivative financial instruments to date has been limited to the use of interest rate swaps to mitigate our interest rate risk on variable-rate debt and is immaterial to our consolidated financial statements. We do not use derivative financial instruments for trading or speculative purposes. GAAP requires that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at their fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair value of derivatives that qualify as cash flow hedges are recognized in OCI while the ineffective portion of the derivative’s change in fair value is recognized in the income statement. As the hedge transactions settle, gains and losses associated with the transaction are reclassified out of OCI and into earnings. We assess, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

During the three months ended March 31, 2011, we had an interest rate swap with a notional amount of $17 million and a fixed rate of 5.11% hedging our variable-rate loan on our MacArthur Park property. The swap matured on December 1, 2011, and we do not have any derivative financial instruments as of March 31, 2012. We designated this interest rate swap as a cash flow hedge for financial reporting purposes and therefore recorded any changes in its fair value to other comprehensive income. The swap settled monthly with an amount paid to or received from our counterparty, which was recorded as an adjustment to interest expense. During the three months ended March 31, 2012 and 2011, we paid $0 and $89,000, respectively, related to this swap, which is included in interest expense.

Subsequent Events

All share amounts and related per share data included in the consolidated financial statements and related footnotes have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

Except as noted above, and as otherwise disclosed in our consolidated financial statements, we did not have any material subsequent events as of the date of this filing that impacted our consolidated financial statements.

3.	REAL ESTATE ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

The Market at Lake Houston – On February 25, 2011, we completed the acquisition of The Market at Lake Houston, a 101,791 square foot grocery-anchored neighborhood shopping center situated on 13.86 acres in Atascocita, Texas, a northern suburb of Houston. The property was completed in 2002 and was 100% leased on the acquisition date. The anchor tenant is H-E-B, a regional supermarket, and other major tenants include Five Guys Burgers, Payless ShoeSource and Subway. We acquired the property for $20.1 million, of which $4.4 million was paid using cash on deposit with a qualified intermediary. The balance was paid through our assumption of $15.7 million of mortgage debt. The property was owned by two of our advised funds, and we completed the acquisition pursuant to an independent appraisal process.

Brookwood Village – On May 10, 2011, we completed the acquisition of Brookwood Village, a 28,774 square foot pharmacy-anchored, neighborhood shopping center located in the Buckhead District of Atlanta, Georgia. The property was renovated in 2000 and was 96% leased on the acquisition date. The anchor tenant is CVS/pharmacy and other tenants include Sprint, FedEx/Kinko’s and Subway. We acquired the property for $10.6 million in cash using proceeds from our Facility.

Alpharetta Commons – On July 29, 2011, we completed the acquisition of Alpharetta Commons, a 94,544 square foot grocery-anchored neighborhood shopping center located in the Alpharetta submarket of Atlanta, Georgia. The property was built in 1997 and was 100% leased on the acquisition date. The anchor tenant is Publix, a regional supermarket, with the remaining tenants comprised primarily of local and regional convenience retailers. We acquired the property for $18.8 million using cash on hand, $5.4 million from borrowings on our Facility and a loan of $12.5 million.

Pro Forma Results

Included in our consolidated statements of operations for the three months ended March 31, 2012 are revenues of $1.2 million and net loss of $96,000 related to the operations of The Market at Lake Houston, Brookwood Village and Alpharetta Commons since their respective dates of acquisition. The table below presents our pro forma results of operations for the three months ended March 31, 2011, assuming that we acquired the above properties on January 1, 2011 (in thousands):

	HISTORICAL RESULTS	PRO FORMA ADJUSTMENTS TO HISTORICAL RESULTS			PRO FORMA RESULTS
		MARKET AT LAKE HOUSTON	BROOKWOOD VILLAGE	ALPHARETTA COMMONS
Total revenues	$8,451	$315	$233	$377	$9,376
Net income (loss)	$1,336	$(26)	$53	$8	$1,371

Dispositions and Discontinued Operations

Our properties generally have operations and cash flows that can be clearly distinguished from the rest of the Company. The operations and gains on sales reported in discontinued operations include those properties that have been sold and for which operations and cash flows have been clearly distinguished. The operations of these properties have been eliminated from ongoing operations, and we will not have continuing involvement after disposition. Prior period operating activity related to such properties and business has been reclassified as discontinued operations in the accompanying statements of operations.

We did not dispose of any of our properties during the three months ended March 31, 2012. During 2011, we sold two non-core, single-tenant properties to a third party. The following table is a summary of our discontinued operations for the three months ended March 31, 2012, and 2011 (in thousands, except for per share data):

	THREE MONTHS ENDED MARCH 31,
	2012	2011
Revenues:
Rental income from operating leases	$—	$83

Total revenues	—	83
Expenses:
Property expense	—	1
Legal and professional	—	18
Depreciation and amortization	—	7

Total expenses	—	26

Operating income	—	57
Other income (expense):
Interest and other income	—	4

Income from discontinued operations, net of tax	$—	$61

Basic and diluted income from discontinued operations per share	$—	$—

4.	INVESTMENTS IN ADVISED FUNDS

As of March 31, 2012, our advised funds included five high net worth investment funds, one institutional joint venture with J.P. Morgan Investment Management, one institutional joint venture with AEW Capital and one joint venture with two of our high net worth investment funds, AmREIT Monthly Income and Growth Fund III, Ltd. and AmREIT Monthly Income and Growth Fund IV, L.P. Our advised funds are accounted for under the equity method as we exercise significant influence over, but do not control, the investee. We record our pro rata share of income or loss from the underlying entities based on our ownership interest.

High Net Worth Investment Funds

Our five high net worth investment funds are limited partnerships, wherein each of the partnerships, the unrelated limited partners have the right, with or without cause, to remove and replace the general partner by a vote of the unrelated limited partners owning a majority of the outstanding units. These high net worth investment funds were formed to develop, own, manage and add value to properties with an average holding period of two to four years. Our interests in these limited partnerships range from 2.1% to 3.0%. As a sponsor of our advised funds, we maintain a 1% general partner interest in each of the advised funds. The funds are typically structured such that the limited partners receive 99% of the available cash flow until 100% of their original invested capital has been returned and a preferred return has been met. Once the preferred return has been met, the general partner begins sharing in the available cash flow at various promoted levels.

AmREIT Income and Growth Fund, Ltd. (“AIGF”) – AmREIT Income and Growth Corporation, our wholly-owned subsidiary and general partner of AIGF, invested $200,000 as a limited partner and $1,000 as a general partner in AIGF. We own a 2.0% limited partner interest in AIGF, which is currently in liquidation. Pursuant to the AIGF limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and AmREIT Income and Growth Corporation as, if and when the annual return thresholds have been achieved by the limited partners. As of March 31, 2012, we believe that the fair value of the remaining AIGF assets approximates its obligations. Therefore, we do not expect any further distributions to be made to AIGF’s limited partners.

AmREIT Monthly Income and Growth Fund, Ltd. (“MIG”) – AmREIT Monthly Income and Growth Corporation, our wholly-owned subsidiary and general partner of MIG, invested $200,000 as a limited partner and $1,000 as a general partner in MIG. We currently own a 1.4% limited partner interest in MIG. MIG was originally scheduled to begin liquidation in November 2009; however, the liquidation has been extended to March 2013, pursuant to the approval of a majority of the limited partners. Pursuant to the MIG limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and AmREIT Monthly Income and Growth Corporation as, if and when the annual return thresholds have been achieved by the limited partners.

AmREIT Monthly Income and Growth Fund II, Ltd. (“MIG II”) – AmREIT Monthly Income and Growth II Corporation, our wholly-owned subsidiary and general partner of MIG II, invested $400,000 as a limited partner and $1,000 as a general partner in MIG II. We currently own a 1.6% limited partner interest in MIG II. MIG II was originally scheduled to begin liquidation in March 2011; however, the liquidation has been extended to March 2013, pursuant to the approval of a majority of the limited partners. Pursuant to the MIG II limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and AmREIT Monthly Income and Growth II Corporation as, if and when the annual return thresholds have been achieved by the limited partners.

AmREIT Monthly Income and Growth Fund III, Ltd. (“MIG III”) – AmREIT Monthly Income and Growth III Corporation, our wholly-owned subsidiary and general partner of MIG III, invested $800,000 as a limited partner and $1,000 as a general partner in MIG III. We currently own a 1.1% limited partner interest in MIG III. Pursuant to the MIG III limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and to AmREIT Monthly Income and Growth III Corporation as, if and when the annual return thresholds have been achieved by the limited partners.

AmREIT Monthly Income and Growth Fund IV, L.P. (“MIG IV”) – AmREIT Monthly Income and Growth IV Corporation, our wholly-owned subsidiary and general partner of MIG IV, invested $800,000 as a limited partner and $1,000 as a general partner in MIG IV. We currently own a 1.6% limited partner interest in MIG IV. Pursuant to the MIG IV limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and to AmREIT Monthly Income and Growth IV Corporation as, if and when the annual return thresholds have been achieved by the limited partners.

The following table sets forth certain financial information for the AIGF, MIG, MIG II, MIG III and MIG IV advised funds:

			SHARING RATIOS(1)
ADVISED FUND	LP INTEREST	GP INTEREST	LP	GP	LP PREFERENCE
AIGF	2.0%	1.0%	99%	1%	8%
			90%	10%	10%
			80%	20%	12%
			70%	30%	15%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG	1.4%	1.0%	99%	1%	8%
			90%	10%	10%
			80%	20%	12%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG II	1.6%	1.0%	99%	1%	8%
			85%	15%	12%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG III	1.1%	1.0%	99%	1%	10%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG IV	1.6%	1.0%	99%	1%	8.5%
			0%	100%	40% Catch Up
			60%	40%	Thereafter

(1)

Using AIGF as an example of how the sharing ratios and LP preference provisions are applied, the LPs share in 99% of the cash distributions until they receive an 8% preferred return. The LPs share in 90% of the cash distributions until they receive a 10% preferred return and so on.

Joint Ventures

AmREIT Woodlake, L.P. – In 2007, we invested $3.4 million in AmREIT Woodlake L.P., for a 30% limited partnership interest. AmREIT Woodlake, L.P. was formed in 2007 to acquire, lease and manage Woodlake Square, a grocery-anchored shopping center located in Houston, Texas. In June 2008, we sold two-thirds (a 20% limited partnership interest) of our interest in Woodlake Square to MIG IV. Pursuant to the purchase agreement, the interest in the property was sold at its carrying value, resulting in no gain or loss to us. In July 2010, we and our affiliated partners entered into a joint venture with a third-party institutional partner wherein the partner acquired a 90% interest in the joint venture. As a result of this transaction, we now hold a 1% interest in Woodlake Square, which carries a promoted interest in profits and cash flows once an 11.65% return is met on the project.

AmREIT Westheimer Gessner, L.P. – In 2007, we invested $3.8 million in AmREIT Westheimer Gessner, LP, for a 30% limited partner interest in the partnership. AmREIT Westheimer Gessner, L.P. was formed in 2007 to acquire, lease and manage the Woodlake Pointe Shopping Center, a shopping center located on the west side of Houston, Texas. In June 2008, we sold two-thirds of our interest (a 20% limited partner interest) in the Woodlake Pointe Shopping Center to MIG IV. Pursuant to the purchase agreement, our interest in the property was sold at its carrying value, resulting in no gain or loss to us. We now hold a 10% interest in the Woodlake Pointe Shopping Center.

AmREIT SPF Shadow Creek, L.P. – In 2009, we acquired a 10% investment in AmREIT SPF Shadow Creek, L.P., which was formed in 2008 to acquire, lease and manage Shadow Creek Ranch, a shopping center located in Pearland, Texas. The investment was recorded at $5.8 million on the date of the acquisition, net of acquisition costs of $441,000, which were recorded as an other-than-temporary impairment.

5. ACQUIRED LEASE INTANGIBLES

We identify and record the value of acquired lease intangibles at the property acquisition date. Such intangibles include the value of acquired in-place leases and above and below-market leases. Acquired lease intangibles are amortized over the leases’ remaining terms, which generally range from one month to 25 years. Below market lease amortization includes fixed-rate renewal periods where we believe the tenant is reasonably compelled to renew the lease.

Balance Sheet Presentation

Total in-place and above and below-market lease amounts and their respective accumulated amortization as of March 31, 2012, and December 31, 2011 are as follows (in thousands):

	MARCH 31, 2012	DECEMBER 31, 2011
Acquired lease intangible assets:
In-place leases	$22,307	$22,720
In-place leases – accumulated amortization	(13,146)	(12,978)
Above-market leases	2,187	2,247
Above-market leases – accumulated amortization	(1,814)	(1,850)

Acquired leases intangibles, net	$9,534	$10,139

Acquired lease intangible liabilities:
Below-market leases	$4,597	$4,623
Below-market leases – accumulated amortization	(2,654)	(2,602)

Acquired below-market lease intangibles, net	$1,943	$2,021

Income Statement Presentation

The following table details our amortization related to in-place leases and above and below-market leases as well as the presentation of such amounts in our consolidated statements of operations for the three months ended March 31, 2012, and 2011 (in thousands):

	PRESENTATION	2012	2011
In-place leases	amortization expense	$581	$314
Above-market leases	reduction of rental income	$24	$11
Below-market leases	increase in rental income	$78	$61

6. FAIR VALUE MEASUREMENTS

GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. GAAP requires the use of observable market data, when available, in making fair value measurements. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of ours. When market data inputs are unobservable, we utilize inputs that we believe reflect our best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

■	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

■	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

■	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

The following table presents our assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure fair value as of March 31, 2012, and December 31, 2011 (in thousands):

MARCH 31, 2012	LEVEL 1	LEVEL 2	LEVEL 3
Notes receivable	$—	$3,288	$—
Fixed-rate notes payable	—	157,811	—

DECEMBER 31, 2012	LEVEL 1	LEVEL 2	LEVEL 3

Notes receivable	$—	$3,288	$—
Fixed-rate notes payable	—	150,839	—

Notes Payable

Our notes payable consist of both variable-rate and fixed-rate notes. The fair values of the variable-rate notes, including the Facility, approximate their carrying values. In determining the fair value of our fixed-rate notes, we determine the appropriate Treasury Bill Rate based on the remaining time to maturity for each of the debt instruments. We then add the appropriate yield spread to the Treasury Bill Rate. The yield spread is a risk premium estimated by investors to account for credit risk involved in debt financing. The spread is typically estimated based on the property type and loan-to-value ratio of the debt instrument. The result is an estimate of the market interest rate a typical investor would expect to receive given the underlying subject asset (property type) and remaining time to maturity. We believe the fair value of our notes payable is classified in Level 2 of the fair value hierarchy. Fixed-rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition.

Notes Receivable

During 2010, we recorded an impairment of $1.3 million on a note receivable related to the sale of a tract of land adjacent to our Uptown Plaza – Dallas property. During 2011, we recorded an impairment recovery of $1.1 million to reflect payments received on this note. As of March 31, 2012 and December 31, 2011, the fair value of the note was $3.3 million and was determined by calculating an average, per-acre price of vacant tracts of land recently sold near Downtown Dallas, Texas. We have concluded that our valuation of the seller-financing note is classified in Level 2 of the fair value hierarchy.

7. NOTES PAYABLE

Our outstanding debt as of March 31, 2012, and December 31, 2011, consisted of the following (in thousands):

	MARCH 31, 2012	DECEMBER 31, 2011
Fixed-rate mortgage loans	$148,495	$141,373
Variable-rate secured line of credit	18,695	19,345
Variable-rate secured loans	36,915	40,940

Total	$204,105	$201,658

Our $25.0 million Facility, which is available to us for the acquisition of properties and for working capital, is our primary source of additional credit. As of March 31, 2012, we had $18.7 million outstanding under the Facility with $6.0 million of future availability. The Facility’s borrowing base is determined based on the properties that are pledged as security, and it contains covenants applicable to those pledged properties which, among other restrictions, require us to maintain a minimum net worth and, in certain cases of the occurrence of default, limit distributions to our shareholders. The Facility bears interest at LIBOR plus a spread of 3.50%, with a floor of 4.75% and matures on June 30, 2013. As of March 31, 2012, the interest rate was 4.75%, and we were in compliance with all covenants.
In February 2012, we refinanced the mortgage on our Brookwood Village property with a 10-year note that bears interest at 5.4%. In March 2012, we procured $3.5 million of long-term financing on one of our single-tenant properties located in Houston, Texas.

As of March 31, 2012, the weighted average interest rate on our fixed-rate debt was 5.07%, the weighted average remaining life of such debt was 4.3 years.

8. EARNINGS PER SHARE

We report both basic and diluted earnings per share, or EPS, using the two-class method as required under GAAP. The two-class method is an earnings allocation method for computing EPS when an entity’s capital structure includes either two or more classes of common stock or includes common stock and participating securities. The two-class method determines EPS based on distributed earnings (i.e. dividends declared on common stock and any participating securities) and undistributed earnings. Our unvested restricted shares contain rights to receive non-forfeitable dividends and thus are participating securities. Undistributed losses are not allocated to participating securities under the two-class method unless the participating security has a contractual obligation to share in losses on a basis that is objectively determinable. Pursuant to the two-class method, our unvested shares of restricted stock have not been allocated any undistributed losses.

The following table provides a reconciliation of net (loss) income from continuing operations and the number of common shares used in the computations of basic and diluted EPS under the two-class method (in thousands, except per share amounts):

	FOR THE THREE MONTHS ENDED MARCH 31,
	2012	2011
Continuing Operations
Income from continuing operations attributable to common stockholders	$1,257	$1,275
Less: Dividends attributable to unvested restricted stockholders	(47)	(41)

Basic and Diluted – Income from continuing operations	1,210	1,234
Discontinued Operations
Basic and Diluted – Income from discontinued operations	—	61

Net income attributable to common stockholders after allocation to participating securities	$1,210	$1,295
Number of Shares:
Basic and Diluted – Weighted average shares outstanding(1)	11,374	11,365
Basic and Diluted Earnings Per Share
Income from continuing operations attributable to common stockholders	$0.11	$0.11
Income from discontinued operations attributable to common stockholders	$—	$—

Net income attributable to common stockholders	$0.11	$0.11

(1)	Weighted average shares outstanding do not include unvested restricted shares totaling 467 and 413 for the three months ended March 31, 2012 and 2011, respectively.

9.	STOCKHOLDERS’ EQUITY AND NONCONTROLLING INTEREST

Common Stock

Our charter authorizes us to issue 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares of capital stock are designated as common stock with a par value of $0.01 per share and 50,000,000 shares of capital stock are designated as preferred stock with a par value of $0.01 per share. As of March 31, 2012 and December 31, 2011, there were 11,654,004 and 11,598,959 shares of our common stock issued and outstanding, respectively. Our payment of any future dividends to our common stockholders is dependent upon applicable legal and contractual restrictions, as well as our earnings and financial needs.

Deferred Compensation Incentive Plan

Our 1999 Flexible Incentive Plan is designed to attract and retain the services of our directors and employees that we consider essential to our long-term growth and success. As such, it is designed to provide them with the opportunity to own shares of our restricted common stock. All long-term compensation awards are designed to vest over a period of three to seven years and promote retention of our team.

Restricted Share Issuances

Deferred compensation includes grants of restricted shares to our directors and employees as a form of long-term compensation. The share grants vest over a period of three to seven years. We determine the fair value of the restricted shares as the number of shares awarded multiplied by the fair value per share of our common shares on the grant date. We amortize such fair value ratably over the vesting periods of the respective awards.

The following table presents restricted share activity during the three months ended March 31, 2012 and 2011:

	2012		2011
	NON-VESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	NON-VESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Beginning of period	207,200	$17.86	215,588	$17.56
Granted	58,550	13.50	35,450	19.00
Vested	(32,313)	16.52	(43,263)	16.56
Forfeited	—	—	(1,464)	17.04

End of period	233,437	$16.94	206,311	$18.02

The total grant date fair value of shares vested during the three months ended March 31, 2012 and 2011 was $534,000 and $716,000 respectively. Total compensation cost recognized related to restricted shares during the three months ended March 31, 2012 and 2011, was $144,000 and $132,000, respectively. As of March 31, 2012, total unrecognized compensation cost related to restricted shares was $3.3 million, and the weighted average period over which we expect this cost to be recognized is 4.3 years.

10.	RELATED PARTY TRANSACTIONS

See Note 4 regarding investments in our advised funds and Note 2 regarding notes receivable from affiliates.

The table below details our income and administrative cost reimbursements from the advised funds for the three months ended March 31, 2012 and 2011 (in thousands):

	2012	2011
Real estate fee income(1)	$918	$559
Asset management fee income(2)	155	370
Construction management fee income(3)	58	72

Advisory services income – related party	$1,131	$1,001
Reimbursements of administrative costs	$211	$196

(1)

We earn real estate fee income by providing property acquisition, leasing and property management services to our advised funds. We own 100% of the stock of the companies that serve as the general partner for the funds.

(2)

We earn asset management fees from our advised funds for providing accounting related and investor relation services, facilitating the deployment of capital and other services provided in conjunction with operating the funds.

(3)	We earn construction management fees by managing construction and tenant build-out projects on behalf of our advised funds.

See Note 3 for a discussion of our acquisition of The Market at Lake Houston.

11.	CONCENTRATIONS

As of March 31, 2012, two properties individually accounted for more than 10% of our consolidated total assets – Uptown Park in Houston, Texas and MacArthur Park in Dallas, Texas, which accounted for 19% and 15% of total assets, respectively. Consistent with our strategy of investing in geographic areas that we know well, 19 of our properties are located in the Houston metropolitan area. These Houston properties represent 62.2% and 66.3% of our rental income for the three months ended March 31, 2012 and 2011, respectively. Houston is Texas’ largest city and the fourth largest city in the United States.

Following are the base revenues generated by our top tenants for the three months ended March 31, 2012 and 2011 (in thousands):

	2012	2011
Kroger	$529	$529
Landry’s Seafood House(1)	318	257
CVS/pharmacy(2)	306	230
H-E-B Grocery(3)	277	106
Publix(4)	195	—
Hard Rock Café	124	124
TGI Friday’s	113	113
The Container Store(5)	112	—
Champps Americana	106	106
Golden Corral	105	105

	$2,185	$1,570

(1)	In 2012, Landry’s Seafood House purchased two companies with whom we had existing leases.
(2)	We obtained an additional CVS/Pharmacy anchor tenant with the Brookwood Village acquisition in May 2011.
(3)	H-E-B, a regional grocer, is the anchor tenant at The Market at Lake Houston, which was acquired in February 2011.
(4)	Publix, a regional supermarket, is the anchor tenant at Alpharetta Commons, which was acquired in July 2011.
(5)	Rent commenced on a new lease with The Container Store in Houston, Texas in November 2011.

12.	COMMITMENTS AND CONTINGENCIES

As the owner or operator of real property, we may incur liability based on various property conditions and may be subject to liability for personal injury or property damage sustained as a result. In addition, we are subject to ongoing compliance requirements imposed on us by environmental laws. We are not aware of any environmental matters or liabilities with respect to our properties that would have a material adverse effect on our consolidated financial statements.

We are involved in various matters of litigation arising in the normal course of business; however, we believe that we maintain sufficient comprehensive, general liability and extended insurance coverage as deemed necessary with respect to our properties. We believe that no estimate of loss or range of loss, if any, can be made at this time for such matters; however, our management, based in part upon consultation with legal counsel, is of the opinion that, when such litigation is resolved, any liability in excess of amounts covered by insurance or already accrued in our consolidated financial statements, if any, will not have a material effect on our consolidated financial statements.

13.	SEGMENT REPORTING

We assess our business based upon the nature of operations. Our reportable segments presented are our portfolio segment and our advisory services segment including our real estate operating and development business and our advised funds, which are segments of AmREIT where separate financial information is both available, and revenue and operating performance is evaluated regularly by senior management in deciding how to allocate resources and in assessing performance. However, this operating performance data might not be indicative of what a third party would assess or evaluate for purposes of determining fair value of our segments.

Portfolio Segment

Our portfolio segment consists of our portfolio of single and multi-tenant shopping center projects. This segment consists of 28 properties located in four states. Expenses for this segment include depreciation, interest, minority interest, legal cost directly related to the portfolio of properties and property level expenses. Substantially all of our consolidated assets are in this segment.

Advisory Services Segments

Our advisory services segments consist of our real estate operating and development business, which includes one operating property, as well as our advised funds. The real estate operating and development business is a fully integrated and wholly-owned business consisting of brokers and real estate professionals that provide development, acquisition, brokerage, leasing, and asset and property management services to our portfolio and advised funds. Our advised funds consist of five high net worth investment funds that have sold limited partnership interests to retail investors to develop, own, manage and add value to properties with an average holding period of two to four years and three joint ventures with institutional investors.

Segment results for the three months ended March 31, 2012 and 2011, are as follows (in thousands):

		ADVISORY SERVICES		TOTAL
FOR THE THREE MONTHS ENDED MARCH 31, 2012	PORTFOLIO	REAL ESTATE OPERATING AND DEVELOPMENT	ADVISED FUNDS
Rental income from operating leases	$8,885	$44	$—	$8,929
Advisory services income – related party	—	976	155	1,131

Total revenue	8,885	1,020	155	10,060
General and administrative	407	1,049	28	1,484
Property expense	2,213	—	—	2,213
Legal and professional	197	23	1	221
Real estate commissions	1	85	—	86
Depreciation and amortization	2,221	6	—	2,227

Total expenses	5,039	1,163	29	6,231
Interest expense	(2,634)	—	—	(2,634)
Other income/(expense)	97	1	(36)	62

Income (loss) from continuing operations	$1,309	$(142)	$90	$1,257

		ADVISORY SERVICES		TOTAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011	PORTFOLIO	REAL ESTATE OPERATING AND DEVELOPMENT	ADVISED FUNDS
Rental income from operating leases	$7,406	$44	$—	$7,450
Advisory services income – related party	—	631	370	1,001

Total revenue	7,406	675	370	8,451
General and administrative	392	858	34	1,284
Property expense	1,719	8	—	1,727
Legal and professional	241	14	1	256
Real estate commissions	2	27	—	29
Acquisition costs	40	—	—	40
Depreciation and amortization	1,634	6	—	1,640

Total expenses	4,028	913	35	4,976
Interest expense	(2,203)	—	—	(2,203)
Other income/(expense)	141	21	(159)	3

Income (loss) from continuing operations	$1,316	$(217)	$176	$1,275

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

AmREIT, Inc.:

We have audited the accompanying consolidated balance sheets of AmREIT, Inc. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audit of the consolidated financial statements, we have also audited the related financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. As such, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmREIT, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ KPMG LLP

Houston, Texas

March 5, 2012, except as to the Subsequent Events section of note 2, which is as of July 23, 2012

For the fiscal year ended December 31, 2011

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2011	DECEMBER 31, 2010
	(In thousands except share data)
ASSETS
Real estate investments at cost:
Land	$138,404	$127,699
Buildings	172,146	140,532
Tenant improvements	14,483	11,083

	325,033	279,314
Less accumulated depreciation and amortization	(33,865)	(28,620)

	291,168	250,694
Acquired lease intangibles, net	10,139	5,975
Investments in advised funds	8,322	8,036

Net real estate investments	309,629	264,705
Cash and cash equivalents	1,050	655
Cash on deposit with qualified intermediary	—	9,370
Tenant and accounts receivable, net	4,340	5,264
Accounts receivable – related party, net	645	521
Notes receivable, net	3,412	3,375
Notes receivable – related party, net	6,513	4,860
Deferred costs, net	2,887	2,869
Other assets	2,134	2,229

TOTAL ASSETS	$330,610	$293,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$201,658	$161,848
Accounts payable and other liabilities	8,007	7,448
Acquired below-market lease intangibles, net	2,021	1,485

TOTAL LIABILITIES	211,686	170,781
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 11,598,959 and 11,559,067 shares issued and 11,598,959 and 11,556,958 outstanding as of December 31, 2011 and December 31, 2010, respectively(1)	116	116
Capital in excess of par value(1)	192,005	191,485
Accumulated distributions in excess of earnings	(73,197)	(68,160)
Accumulated other comprehensive loss	—	(346)
Cost of treasury stock, 0 and 4,217 shares as of December 31, 2011 and December 31, 2010, respectively	—	(28)

TOTAL STOCKHOLDERS’ EQUITY	118,924	123,067

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$330,610	$293,848

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
	(In thousands except per share data)
Revenues:
Rental income from operating leases	$32,995	$29,155	$29,367
Advisory services income – related party	3,789	4,204	4,584
Lease termination and other income	131	15	1,065

Total revenues	36,915	33,374	35,016
Expenses:
General and administrative	6,049	5,944	6,320
Property expense	7,770	8,314	8,206
Legal and professional	945	1,165	1,667
Real estate commissions	342	191	157
Acquisition costs	229	12	—
Depreciation and amortization	8,257	6,634	7,350
Impairment – properties	—	2,268	441
Impairment (recovery) – notes receivable	(1,071)	1,800	—

Total expenses	22,521	26,328	24,141

Operating income	14,394	7,046	10,875
Other income (expense):
Interest and other income	493	459	446
Interest and other income – related party	319	274	201
Gain on debt extinguishment	—	5,374	—
Loss from advised funds	(384)	(1,186)	(604)
Income tax benefit (expense) for taxable REIT subsidiary	(262)	(1,515)	851
Interest expense	(9,971)	(9,541)	(9,146)
Issuance costs	(914)	—	—
Debt prepayment penalties	—	(988)	—

Income (loss) from continuing operations	3,675	(77)	2,623
Income from discontinued operations, net of taxes	148	656	735
Gain on sale of real estate acquired for resale, net of taxes	417	5,726	1,897

Income from discontinued operations	565	6,382	2,632
Net income	4,240	6,305	5,255
Net loss attributable to non-controlling interest	—	(173)	(121)

Net income attributable to AmREIT stockholders	4,240	6,132	5,134
Distributions paid to Class C and D stockholders	—	—	(18,528)

Net income (loss) available to stockholders	$4,240	$6,132	$(13,394)

Net income (loss) per share of common stock – basic and diluted(1)
Income (loss) before discontinued operations	$0.31	$(0.04)	$(4.74)
Income from discontinued operations	$0.05	$0.56	$0.77

Net income (loss)	$0.36	$0.52	$(3.97)

Weighted average shares of common stock used to compute net income per share, basic and diluted(1)	11,384	11,336	3,412

Dividends per share of common stock(1)	$0.80	$0.90	$1.00

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

	COMMON STOCK(1)	CAPITAL IN EXCESS OF PAR VALUE(1)	ACCUMULATED DISTRIBUTIONS IN EXCESS OF EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	NON-CONTROLLING INTEREST	TOTAL
	(In thousands)
Balance at December 31, 2008	$108	$185,459	$(46,383)	$(409)	$(10,151)	$1,244	$129,868

Net income	—	—	5,255	—	—	—	5,255
Net income attributable to noncontrolling interest	—	—	(121)	—	—	121	—
Change in fair value of hedge liability	—	—	—	25	—	—	25
Deferred compensation issuance of restricted shares, Class A	—	(464)	—	—	464	—	—
Merger between AmREIT and REITPlus	7	6,104	(10,171)	—	9,687	—	5,627
Retirement of AmREIT common shares, Class A, C, and D	—	(348)	—	—	—	—	(348)
Amortization of deferred compensation	—	499	—	—	—	—	499
Purchase of ownership in consolidated entity	—	(160)	—	—	—	(992)	(1,152)
Distributions	—	—	(12,488)	—	—	(108)	(12,596)

Balance at December 31, 2009	$115	$191,090	$(63,908)	$(384)	$—	$265	$127,178

Net income	—	—	6,305	—	—	—	6,305
Net loss attributable to noncontrolling interest	—	—	(173)	—	—	173	—
Change in fair value of hedge liability	—	—	—	38	—	—	38
Deferred compensation issuance of restricted shares	—	(1,669)	—	—	—	—	(1,669)
Issuance of shares of common stock	1	1,622	—	—	115	—	1,738
Amortization of deferred compensation	—	442	—	—	—	—	442
Repurchase of shares of common stock	—	—	—	—	(143)	—	(143)
Distributions	—	—	(10,384)	—	—	(438)	(10,822)

Balance at December 31, 2010	$116	$191,485	$(68,160)	$(346)	$(28)	$—	$123,067

Net income	—	—	4,240	—	—	—	4,240
Change in fair value of hedge liability	—	—	—	346	—	—	346
Deferred compensation issuance of restricted shares	—	(762)	—	—	—	—	(762)
Issuance of shares of common stock	1	761	—	—	—	—	762
Amortization of deferred compensation	—	561	—	—	—	—	561
Forfeitures of shares of common stock	—	30	—	—	(43)	—	(13)
Retirement of AmREIT common shares	(1)	(70)	—	—	71		—
Distributions	—	—	(9,277)	—	—	—	(9,277)

Balance at December 31, 2011	$116	$192,005	$(73,197)	$—	$—	$—	$118,924

(1)	Amounts have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
	(In thousands)
Cash flows from operating activities:
Net income	$4,240	$6,305	$5,255
Adjustments to reconcile net income to net cash provided by operating activities:
Proceeds from sale of real estate acquired for resale	2,457	886	1,500
Gain on sale of real estate acquired for resale	(549)	(5,384)	(2,875)
Gain on sale of real estate acquired for investment	—	(1,216)	—
Gain on debt extinguishment	—	(5,374)	—
Impairment – properties	—	3,487	441
Impairment (recovery) – notes receivable	(1,071)	1,800	—
Bad debt expense (recoveries)	(322)	1,265	781
Lease termination income	—	—	(1,065)
Loss from advised funds	384	1,186	604
Cash receipts (deferrals) for related party fees	14	(166)	26
Depreciation and amortization	8,575	6,934	7,749
Amortization of deferred compensation	561	442	499
Distributions from advised funds	—	11	2
Decrease (increase) in tenant and accounts receivable	1,177	(1,272)	(796)
Decrease (increase) in accounts receivable – related party	(64)	(369)	1,289
Cash receipts from direct financing leases more than income recognized	—	237	253
Decrease (increase) in other assets	489	2,310	(465)
Increase (decrease) in accounts payable and other liabilities	605	(1,404)	2,067

Net cash provided by operating activities	16,496	9,678	15,265

Cash flows from investing activities:
Improvements to real estate, including leasing costs	(4,492)	(1,963)	(1,977)
Net cash paid for acquisition of investment properties	(21,594)	(2,760)	—
Notes receivable collections	1,071	—	—
Loans to affiliates	(3,309)	(2,241)	(2,045)
Payments from affiliates	1,000	1,550	1,531
Additions to furniture, fixtures and equipment	(47)	(74)	(7)
Investments in advised funds	(44)	(97)	—
Distributions from advised funds	16	557	112
Proceeds from sale of real estate acquired for resale	—	14,053	—
Residual economic interest paid	—	(2,866)	—
Cash deposited with a qualified intermediary	—	(12,804)	—
Cash received from qualified intermediary	9,370	3,434	—
Proceeds from sale of investment property	—	4,608	—
REITPlus cash on hand at time of acquisition	—	—	667
Decrease in preacquisition costs	—	—	16

Net cash provided by (used in) investing activities	(18,029)	1,397	(1,703)

Cash flows from financing activities:
Proceeds from notes payable	35,870	32,423	8,475
Payments of notes payable	(24,577)	(32,536)	(9,771)
Payments for financing costs	(88)	(478)	(590)
Purchase of treasury stock	—	(48)	—
Issuance of shares of common stock	—	(26)	—
Retirement of shares of common stock	—	—	(348)
Common dividends paid	(9,277)	(10,384)	(12,488)
Distributions to noncontrolling interests	—	(438)	(108)

Net cash provided by (used in) financing activities	1,928	(11,487)	(14,830)

Net increase (decrease) in cash and cash equivalents	395	(412)	(1,268)
Cash and cash equivalents, beginning of period	655	1,067	2,335

Cash and cash equivalents, end of period	$1,050	$655	$1,067

Supplemental schedule of cash flow information:
Cash paid during the year for:
Interest	$9,260	$10,149	$10,187
Taxes	$566	$382	$445
Number of restricted shares of common stock issued to employees and directors as part of their compensation arrangements. Restricted shares vest over a three to seven-year period.	85,000	185,500	64,000
Deferred compensation recorded upon issuance of restricted shares of common stock	$762	$1,669	$580
Assumption of debt for the acquisition of our 500 Lamar property	$—	$1,800	$—
Lease termination income for building transferred to us for tenant default of lease	$—	$—	$1,065

See Note 14 for further discussion of non-cash investing and financing activities associated with the recapitalization and merger, including the issuance of AmREIT, Inc. shares of common stock in exchange for AmREIT class A, class C, and class D common shares of beneficial ownership.

See Notes to Consolidated Financial Statements.

AmREIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

1.    Our Business and Our Recent History

Our Business

We are a full service, vertically integrated and self-administered REIT that owns, operates, acquires and selectively develops and redevelops primarily neighborhood and community shopping centers located in high-traffic, densely populated, affluent areas with high barriers to entry, which we refer to as “Irreplaceable CornersTM.” Our goal is to be recognized as the premier provider of the best retail and multi-tenant real estate portfolio of “Irreplaceable CornersTM.” Our shopping centers are often anchored by strong national and local retailers, including supermarket chains, drug stores and other necessity-based retailers. Our remaining tenants consist primarily of specialty retailers and local restaurants. Our portfolio is predominantly concentrated in the affluent, high-growth submarkets of Houston, Dallas, San Antonio, Austin and Atlanta, which we collectively refer to as our core markets. Over our 28-year history, we have acquired, owned and operated retail properties across 23 states. We are headquartered in Houston, Texas and have regional offices in Dallas, Texas and Atlanta, Georgia. We are a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes and have been a reporting company with the SEC since 1995.

We believe the high-growth submarkets of Houston, Dallas, San Antonio, Austin and Atlanta are compelling real estate markets given their favorable demographics, job growth and large and diverse economies. The primary economic drivers in these markets are transport and utilities (including energy), government (including defense), education and healthcare, professional and business services, and leisure and hospitality. As part of our ongoing investment strategy, we expanded our presence in Atlanta, Georgia with the acquisition of two multi-tenant properties in 2011, and we intend to continue to acquire additional properties within these markets, or other U.S. cities, that exhibit comparable population, affluence and growth characteristics.

As of December 31, 2011, our portfolio consisted of 29 wholly-owned properties with approximately 1.2 million square feet of GLA. In addition to our portfolio, we have an advisory services business that provides a full suite of real estate services to the properties within our wholly-owned portfolio as well as to eight real estate funds in which we have varying ownership interests and that we manage on behalf of institutional and individual high-net-worth investors, which we collectively refer to as our advised funds. The investment strategy of the Advised Funds is focused upon the development and re-development of retail and mixed-use properties situated on premium-quality locations. As of December 31, 2011, our advised funds held 19 properties.

Recent History

We were organized by our predecessor, AmREIT, in April 2007 as REITPlus, Inc. REITPlus was structured as an externally managed and advised REIT, with a wholly-owned subsidiary of AmREIT providing investment advisory and property and corporate management services. In November 2009, we completed a restructuring, which consisted of the merger of AmREIT with and into REITPlus, wherein AmREIT acquired REITPlus’s net assets, for financial reporting purposes, and the surviving entity was renamed AmREIT, Inc. See also Note 14. The restructuring resulted in the combination of AmREIT’s three classes of common shares of beneficial interest into a single common class of common stock. All of the independent members of the boards of both AmREIT and REITPlus now form our seven-member board of directors.

2.    Summary of Significant Accounting Policies

Basis of Presentation

Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred. The consolidated financial statements include our accounts as well as the accounts of any subsidiaries in which we have a controlling financial interest. Investments in joint ventures and partnerships, where we have the ability to exercise significant influence but do not exercise financial and operating control, are accounted for using the equity method. The significant accounting policies of our non-consolidated entities are consistent with those of our subsidiaries in which we have a controlling financial interest. As of December 31, 2011, we do not have any interests in variable interest entities. All significant inter-company accounts and transactions have been eliminated through consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds. Cash on deposit with qualified intermediary at December 31, 2010 represents the proceeds on deposit from the sale of properties in 2010. See Note 4.

Financial Instruments

Our consolidated financial instruments consist of cash and cash equivalents, cash on deposit with qualified intermediary, tenant and accounts receivable, accounts receivable – related party, notes receivable, notes receivable – related party, notes payable and accounts payable and other liabilities. Except for the notes payable, the carrying values are representative of the fair values due to the short term nature of the instruments and/or recent impairments. Our notes payable consist of both variable-rate and fixed-rate notes. The fair value of the variable-rate notes and revolving line of credit approximate their carrying values. See Note 7 for a further discussion of our fair value of our notes payable.

Revenue Recognition

Rental income from operating leases – We lease space to tenants under agreements with varying terms. Our leases are accounted for as operating leases, and, although certain leases of the properties provide for tenant occupancy during periods for which no rent is due and/or for increases or decreases in the minimum lease payments over the terms of the leases, revenue is recognized on a straight-line basis over the terms of the individual leases. Revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, possession or control occurs on the lease commencement date. In all cases, we have determined that we are the owner of any tenant improvements that we fund pursuant to the lease terms. In cases where significant tenant improvements are made prior to lease commencement, the leased asset is considered to be the finished space, and revenue recognition therefore begins when the improvements are substantially complete. Accrued rents are included in tenant receivables. Revenue from tenant reimbursements of taxes, maintenance expenses and insurance is recognized in the period the related expense is recorded. Additionally, certain of our lease agreements contain provisions that grant additional rents based upon tenants’ sales volumes (contingent or percentage rent). Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. During the years ended December 31, 2011, 2010 and 2009, we recognized percentage rents of $425,000, $524,000 and $449,000, respectively. Accrued rents are included in tenant and accounts receivable, net.

Lease termination income – We recognize lease termination fees in the period that the lease is terminated and collection of the fees is reasonably assured. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. We recognized lease termination fees of $131,000, $0, and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. During the year ended December 31, 2009, we recognized $1.1 million in lease termination fee income related to a national tenant that declared bankruptcy and subsequently rejected its operating ground lease with us. Upon rejection of the operating lease, ownership of the building transferred from the tenant to us as the ground lessor. Accordingly, we recorded lease termination fee income in an amount equal to the fair value of the building.

Advisory services income – related party – We provide various real estate services, including development, construction management, property management, leasing and brokerage. The fees for these services are recognized as services are provided and are generally calculated as a percentage of revenues earned or to be earned or of property cost, as appropriate. We also earn asset management fees from certain of the advised funds for providing accounting related services, investor relations, facilitating the deployment of capital, and other services provided in conjunction with operating the fund, which are calculated as a percentage of equity under management. See also Note 13 for a detail of our advisory services income – related party.

Discontinued Operations

Our properties generally have operations and cash flows that can be clearly distinguished from the rest of the Company. The operations and gains on sales reported in discontinued operations include those properties that have been sold and for which operations and cash flows have been clearly distinguished. The operations of these properties have been eliminated from ongoing operations, and we will not have continuing involvement after disposition. Prior period operating activity related to such properties and business has been reclassified as discontinued operations in the accompanying statements of operations. See Note 4 for additional information related to our discontinued operations.

Gains on Sale of Real Estate

Gains and losses on sales of real estate are not recognized under the full accrual method until certain criteria are met. Gains relating to transactions that do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate under the circumstances.

Real Estate Investments

Development Properties – Expenditures related to the development of real estate are capitalized as part of construction in progress, which includes carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction. The capitalization of such costs ceases at the earlier of one year from the date of completion of major construction or when the property, or any completed portion, becomes available for occupancy. We capitalize costs associated with pending acquisitions of raw land once the acquisition of the property is determined to be probable. We did not capitalize any interest or taxes during the years ended December 31, 2011 or 2010. During the year ended December 31, 2009, we capitalized interest and taxes in the amount of $20,000 related to properties under development.

Acquired Properties and Acquired Intangibles – We account for operating real estate acquisitions as an acquisition of a business as we believe most operating real estate meets the definition of a “business” under GAAP. Accordingly, we allocate the purchase price of acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values. Identifiable intangibles include amounts allocated to acquired above and below market leases, the value of in-place leases and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include (i) an estimate of carrying costs during the expected lease-up periods, considering market conditions, and (ii) costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to in-place lease value and above and below-market leases are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Below market leases include fixed-rate renewal periods where we believe the renewal is reasonably assured. Premiums or discounts on debt are amortized to interest expense over the remaining term of such debt. Costs related to acquiring operating properties are expensed as incurred.

Depreciation – Depreciation is computed using the straight-line method over an estimated useful life, generally, 39 – 50 years for buildings, up to 20 years for site improvements and over the term of the lease for tenant improvements. Leasehold estate properties, which are properties where we own the building and improvements but not the related ground, are amortized over the life of the lease.

Impairment – We review our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. We determine whether an impairment of value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the property, with the carrying value of the individual property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair value. During the year ended December 31, 2011, we did not recognize any impairment charges related to any of our properties. During the year ended December 31, 2010, we discovered a negative trend in the market for non-credit, single tenant assets which triggered an impairment analysis. As a result, we recognized an impairment charge of $2.3 million on four properties that represent non-core real estate assets and $1.2 million on two non-core real estate assets reported in discontinued operations. During the year ended December 31, 2009, we recognized an impairment charge of $441,000 related to our acquisition of REITPlus’ net assets.

Investments in Advised Funds

Our investments in our advised funds are accounted for under the equity method because we exercise significant influence over such entities. We record our percentage interest in the earnings and losses of these entities in our statement of operations on a net basis as prescribed under GAAP. See Note 5 for further disclosure related to our advised funds.

Receivables and Allowance for Uncollectible Accounts

Tenant receivables – Included in tenant receivables are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels and current economic trends. Bad debt expenses and any recoveries related to tenant receivables are included in property expense. The table below summarizes the activity within our allowance for uncollectible accounts (in thousands):

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Beginning balance	$2,068	$1,025	$501
Additional reserves	540	1,579	1,008
Collections/reversals	(788)	(360)	(386)
Write-offs	(40)	(176)	(98)

Ending balance	$1,780	$2,068	$1,025

Accounts receivable – Included in accounts receivable are various receivables that arise in the normal course of operating our business, including a $1.1 million receivable from the City of Pearland, Texas. We acquired this receivable in June 2008 in conjunction with the acquisition of Shadow Creek Ranch Shopping Center by our advised funds in February 2008. The receivable is to be funded by  1/3 of the 1.5% sales tax that the City of Pearland collects from the shopping center. Bad debt expense, if any, and any related recoveries on accounts receivable are included in general and administrative expense. We did not record any bad debt expense related to accounts receivable during the year ended December 31, 2011. During the year ended December 31, 2010, we reversed $51,000 of bad debt expense due to the collection of miscellaneous receivables that had previously been reserved, and during the year ended December 31, 2009, we recorded bad debt expense of $109,000 related to accounts receivable.

Notes receivable – Included in notes receivable is a $3.5 million note due from the sale of a tract of land adjacent to our Uptown Plaza – Dallas property located outside of downtown Dallas, Texas. The note had a book value of $3.3 million at December 31, 2011, which includes a remaining impairment reserve of $229,000. The note matured unpaid on December 31, 2010, and we recorded an impairment to reduce the value of the note to the fair value of the underlying collateral by $1.3 million (see Note 7). As a result of the impairment, interest accruals are recorded directly to the reserve balance, and interest income is recorded to the extent that cash is received from the borrower. During 2011, the borrower made payments totaling $1.4 million. Of the payments received in 2011, $313,000 was recorded as interest income on our consolidated statements of operations, and the remaining $1.1 million was recorded as an impairment recovery. Also during 2011, we entered into a new agreement with the borrower that requires a $1.0 million principal payment during 2011 and monthly interest payments until the maturity date, which has been extended to June 30, 2014.

Also included in notes receivable is $150,000 in notes receivable from various tenants. An allowance for the uncollectible portion of notes receivable from tenants is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends. As of December 31, 2011, and 2010, we had an allowance for uncollectible notes receivable from tenants of $29,000 and $99,000, respectively. During the year ended December 31, 2011, we recorded net bad debt recoveries of $71,000. During the years ended December 31, 2010 and 2009, we recorded bad debt expense related to tenant notes receivable of $99,000 and $0, respectively.

Notes receivable – related party – Included in related party notes receivable are loans made to certain of our affiliated advised funds related to the acquisition or development of properties and the deferral of asset management fees. These loans bear interest at LIBOR plus a spread and are due upon demand. The notes are secured by the funds’ ownership interests in various unencumbered properties. During 2010, we, as the general partner of AIGF, approved a plan to begin marketing the fund’s assets for sale, and recorded a $500,000 impairment on the note from AIGF as we believe that the fund will be unable to repay the full balance after settlement of its other obligations. As a result of the impairment, we have ceased recording interest income on the note due from AIGF. Instead, interest accruals are recorded directly to the reserve balance, and interest income is recorded to the extent that cash is received from the borrower.

During 2011, AIGF disposed of one of its investment properties and used a portion of the proceeds to make a $900,000 payment on its note to us, $84,000 of which represented accrued interest and is included in interest income – related party on our consolidated statements of operations. Also during 2011, we advanced $1.5 million to MIG III to fund a paydown of debt secured by one of its properties that was required with the refinancing of such debt.

The following is a summary of the notes receivable due from related parties (in thousands):

	DECEMBER 31, 2011			DECEMBER 31, 2010
RELATED PARTY	FACE AMOUNT	RESERVE (1)	CARRYING AMOUNT	FACE AMOUNT	RESERVE	CARRYING AMOUNT
AIGF	$2,488	$(619)	$1,869	$3,157	$(500)	$2,657
MIG III	3,218	(356)	2,862	913	—	913
MIG IV	2,026	(244)	1,782	1,290	—	1,290

Total	$7,732	$(1,219)	$6,513	$5,360	$(500)	$4,860

(1)

A portion of these reserve balances represents the amount by which losses recognized on our equity investment in the entity exceeds our basis in the equity investment. GAAP provides that, to the extent that such an ‘excess loss’ exists and we have made an additional investment in the entity via a loan, that excess loss should be recorded as a reduction in the basis of the loan. As of December 31, 2011, included in these reserve balances for the AIG, MIG III and MIG IV loans is $55,000, $356,000 and $244,000 for such losses, respectively. We do not believe that these reserves are indicative of the ultimate collectability of these receivables.

Deferred Costs, net

Deferred costs include deferred leasing costs and deferred loan costs, net of amortization. Deferred loan costs are incurred in obtaining financing and are amortized to interest expense over the term of the debt agreements using a method that approximates the effective interest method. Accumulated amortization related to deferred loan costs totaled $1.9 million and $1.3 million as of December 31, 2011 and 2010, respectively. Deferred leasing costs consist of internal and external commissions associated with leasing our properties and are amortized to depreciation and amortization expense over the lease term. Accumulated amortization related to leasing costs totaled $1.5 million and $1.2 million as of December 31, 2011 and 2010, respectively.

Deferred Compensation Incentive Plan

Our 1999 Flexible Incentive Plan is designed to attract and retain the services of our directors and employees that we consider essential to our long-term growth and success. As such, it is designed to provide them with the opportunity to own shares of our restricted common stock. All long-term compensation awards are designed to vest over a period of three to seven years and promote retention of our team. See also Note 9.

Income Taxes

Federal – We have elected to be taxed as a REIT under the Internal Revenue Code and are, therefore, not subject to Federal income taxes to the extent of dividends paid, provided we meet all conditions specified by the Internal Revenue Code for retaining our REIT status. To maintain our REIT status, we must distribute at least 90% of our ordinary taxable income to our stockholders and meet certain income source and investment restriction requirements. Our stockholders must report their share of income distributed in the form of dividends. However, ARIC, our real estate development and operating business, is a fully integrated and wholly-owned business consisting of brokers and real estate professionals that provide development, acquisition, brokerage, leasing, construction, asset and property management services to our portfolio of assets and advised funds as well as to third parties. ARIC and our wholly-owned corporations that serve as the general partners of our advised funds are treated as taxable REIT subsidiaries for federal income tax purposes and are not subject to the REIT expemption above.

State – The Texas Margin Tax is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction. Although the Texas Margin Tax is not designed as an income tax, we believe it meets the requirements of an income tax for financial reporting under GAAP.

To the extent we are subject to federal and state income taxes, we account for income taxes under the asset and liability method. See also Note 10.

Stock Issuance Costs

During 2011, we incurred $914,000 of costs related to filing a registration statement on Form S-11 for the public sale of our common stock; however, market volatility and uncertainty have prevented us from taking the registration statement effective in the near term. The costs incurred no longer meet the criteria for capitalization under GAAP and were expensed on December 31, 2011. Issuance costs incurred for the successful raising of capital in our merger with RETIPlus in 2009 were treated as a reduction of stockholders’ equity. See Note 14.

Derivative Financial Instruments

Our use of derivative financial instruments to date has been limited to the use of interest rate swaps to mitigate our interest rate risk on variable-rate debt and are immaterial to our consolidated financial statements. We do not use derivative financial instruments for trading or speculative purposes. GAAP requires that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at their fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair value of derivatives that qualify as cash flow hedges are recognized in OCI while the ineffective portion of the derivative’s change in fair value is recognized in the income statement. As the hedge transactions settle, gains and losses associated with the transaction are reclassified out of OCI and into earnings. We assess, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

During the years ended December 31, 2011, 2010 and 2009, we had an interest rate swap with a notional amount of $17 million and a fixed rate of 5.11% hedging our variable-rate loan on our MacArthur Park property. The swap matured on December 1, 2011, and we do not have any derivative financial instruments as of December 31, 2011. The fair value of the swap was a liability of $346,000 at December 31, 2010 and was included in accounts payable and other liabilities on our consolidated balance sheets. We designated this interest rate swap as a cash flow hedge for financial reporting purposes and therefore recorded any changes in its fair value to other comprehensive income. The swap settled monthly with an amount paid to or received from our counterparty, which was recorded as an adjustment to interest expense. For the years ended December 31, 2011, 2010 and 2009, we paid $366,000, $359,000 and $346,000, respectively, related to this swap which is included in interest expense.

Subsequent Events

All share amounts and related per share data included in the consolidated financial statements and related footnotes have been recast to reflect the one-for-two reverse stock split of our Class A common stock as contemplated within the accompanying prospectus.

Except as noted above, and as otherwise disclosed in this Annual Report, we did not have any material subsequent events as of the date of this filing that impacted our consolidated financial statements.

3.    Operating Leases

A substantial portion of our revenue is earned from operating leases. Our operating leases range from one to 25 years and generally include one or more five year renewal options. A summary of minimum future base rentals to be received, exclusive of any renewals, under non-cancelable operating leases in existence at December 31, 2011 is as follows (in thousands):

YEAR ENDED DECEMBER 31,	MINIMUM BASE RENTS
2012	$25,373
2013	22,566
2014	20,245
2015	16,366
2016	12,666
Thereafter	37,905

$135,121

4.    Real Estate Acquisitions, Dispositions and Discontinued Operations

Acquisitions – 2011

The Market at Lake Houston – On February 25, 2011, we completed the acquisition of The Market at Lake Houston, a 101,791 square foot grocery-anchored neighborhood shopping center situated on 13.86 acres in Atascocita, Texas, a northern suburb of Houston. The property was completed in 2002 and was 100% leased on the acquisition date. The anchor tenant is H-E-B, a regional supermarket, and other major tenants include Five Guys Burgers, Payless ShoeSource and Subway. We acquired the property for $20.1 million, of which $4.4 million was paid using cash on deposit with a qualified intermediary. The balance was paid through our assumption of $15.7 million of mortgage debt. The property was owned by two of our advised funds, and we completed the acquisition pursuant to an independent appraisal process.

Brookwood Village – On May 10, 2011, we completed the acquisition of Brookwood Village, a 28,774 square foot pharmacy-anchored, neighborhood shopping center located in the Buckhead District of Atlanta, Georgia. The property was renovated in 2000 and was 96% leased on the acquisition date. The anchor tenant is CVS/pharmacy and other tenants include Sprint, FedEx/Kinko’s and Subway. We acquired the property for $10.6 million in cash using proceeds from our Facility.

Alpharetta Commons – On July 29, 2011, we completed the acquisition of Alpharetta Commons, a 94,544 square foot grocery-anchored neighborhood shopping center located in the Alpharetta submarket of Atlanta, Georgia. The property was built in 1997 and was 100% leased on the acquisition date. The anchor tenant is Publix, a regional supermarket, with the remaining tenants comprised primarily of local and regional convenience retailers. We acquired the property for $18.8 million using cash on hand, $5.4 million from borrowings on our Facility and a loan of $12.5 million.

The table below details the total cash paid as reported on our consolidated statements of cash flows and the corresponding values assigned to the assets and liabilities acquired related to our acquisitions of investment real estate during 2011 (in thousands):

	MARKET AT LAKE HOUSTON	BROOKWOOD VILLAGE	ALPHARETTA COMMONS	TOTAL
Assets:
Land	$3,740	$3,356	$4,663	$11,759
Buildings	13,021	6,037	12,475	31,533
Tenant improvements	330	158	426	914
Acquired lease intangibles, net	3,417	1,086	1,886	6,389
Accounts receivable – related party	60	—	—	60
Deferred costs, net	42	—	140	182
Other assets	221	—	161	382
Liabilities:
Notes payable	(16,010)	—	(12,500)	(28,510)
Accounts payable and other liabilities	(59)	(85)	(161)	(305)
Acquired below-market lease intangibles, net	(73)	(37)	(700)	(810)

Net cash paid for the acquisition of investment properties	$4,689	$10,515	$6,390	$21,594

Included in our consolidated statements of operations are total revenues of $3.2 million and net loss of $788,000 related to the operations of The Market at Lake Houston, Brookwood Village and Alpharetta Commons beginning on the respective dates of acquisition. The table below presents our pro forma results of operations for the year ended December 31, 2011, assuming that we acquired all properties on January 1, 2010 (in thousands):

	2011 HISTORICAL RESULTS	PRO FORMA ADJUSTMENTS TO HISTORICAL RESULTS			2011 PRO FORMA RESULTS
		MARKET AT LAKE HOUSTON	BROOKWOOD VILLAGE	ALPHARETTA COMMONS
Total revenues	$36,915	$315	$350	$917	$38,497
Net income available to stockholders	$4,240	$(26)	$45	$(92)	$4,167

The table below presents our pro forma results of operations for the year ended December 31, 2010, assuming that we acquired all properties on January 1, 2010 (in thousands):

	2010 HISTORICAL RESULTS	PRO FORMA ADJUSTMENTS TO HISTORICAL RESULTS			2010 PRO FORMA RESULTS
		MARKET AT LAKE HOUSTON	BROOKWOOD VILLAGE	ALPHARETTA COMMONS
Total revenues	$33,374	$1,495	$645	$1,216	$36,730
Net income available to stockholders	$6,132	$(318)	$(260)	$(335)	$5,219

Acquisitions – 2010

500 Lamar – On December 9, 2010, we completed the acquisition of 500 Lamar, a 12,795 square foot neighborhood shopping center in Austin, Texas. The property consists of local boutique tenants with spaces ranging from 1,000 to 2,500 square feet and was 100% occupied at the time of purchase. We acquired the property for $4.6 million using cash on deposit with a qualified intermediary and the assumption of a $1.8 million loan.

Acquisitions – 2009

There were no real estate acquisitions or dispositions during 2009, except for the acquisition of REITPlus’s net assets in conjunction with the merger as described in Note 14.

Dispositions and Discontinued Operations

On July 6, 2011, we sold two non-core, single-tenant assets to a third party, which generated total proceeds of $2.4 million and resulted in a gain of $417,000, net of tax.

During 2010, we sold 21 non-core, single tenant assets to third parties, which generated net proceeds of $19.5 million and resulted in total gains of $6.6 million. In conjunction with the sales, we extinguished outstanding debt in the amount of $17.4 million that was secured by the properties. Of these net proceeds, $12.8 million were deposited with a qualified intermediary to be used for the future acquisition of properties in accordance with section 1031 of the Internal Revenue Code.

During 2009, we ceased our general contracting operations and the fund-raising business as part of our REITPlus merger. See Note 14.

The following table is a summary of our discontinued operations for the years ended December 31, 2011, 2010, and 2009 (in thousands, except for per share data):

	FOR THE YEARS ENDED DECEMBER 31,
	2011	2010	2009
Revenues:
Rental income from operating leases	$201	$642	$816
Earned income from direct financing leases	—	1,405	2,240
Advisory services income – related party	—	—	1,002

Total revenues	201	2,047	4,058
Expenses:
General and administrative	(5)	(63)	47
Property expense	2	5	51
Construction costs	—	3	981
Legal and professional	42	23	125
Depreciation and amortization	13	51	77
Impairment – properties	—	1,219	—

Total expenses	52	1,238	1,281

Operating income	149	809	2,777
Other income (expense):
Gain on sale of real estate acquired for investment	—	1,216	—
Interest and other income	4	19	—
Income tax benefit (expense)	(5)	(462)	(669)
Interest expense	—	(926)	(1,373)

Income from discontinued operations, net of tax	148	656	735
Gain on sale of real estate acquired for resale, net of tax	$417	$5,726	$1,897

Income from discontinued operations	$565	$6,382	$2,632

Basic and diluted income from discontinued operations per share	$0.05	$0.56	$0.77

In July 2010, the general partner of AmREIT Woodlake, L.P. entered into a joint venture agreement with a third party whereby we and MIG IV sold 90% of our interest in the property to a new partner. Prior to the sale we held a 10% interest in the property, and we now hold a 1% interest in the property as a result of this transaction. The sale of a portion of our investment in AmREIT Woodlake, L.P did not meet the criteria for reporting as discontinued operations. See Note 5.

5.    Investments in Advised Funds

As of December 31, 2011, our advised funds include five high net worth investment funds, one institutional joint venture with J.P. Morgan Investment Management, one institutional joint venture with AEW Capital and one joint venture with two of our high net worth investment funds, MIG III and MIG IV. Our advised funds are accounted for under the equity method as we exercise significant influence over, but do not control, the investee. We record our pro rata share of income or loss from the underlying entities based on our ownership interest.

High Net Worth Investment Funds

Our five high net worth investment funds are limited partnerships, where in each of the partnerships, the unrelated limited partners have the right, with or without cause, to remove and replace the general partner by a vote of the unrelated limited partners owning a majority of the outstanding units. These high net worth investment funds were formed to develop, own, manage and add value to properties with an average holding period of two to four years. Our interests in these limited partnerships range from 2.1% to 3.0%.

AIGF – AIGC, our wholly-owned subsidiary, invested $200,000 as a limited partner and $1,000 as a general partner in AIGF. We own a 2.0% limited partner interest in AIGF, which is currently in liquidation. Pursuant to the AIGF limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners, and to the general partner as, if and when the annual return thresholds have been achieved by the limited partners.

MIG – MIGC, our wholly-owned subsidiary, invested $200,000 as a limited partner and $1,000 as a general partner in MIG. We currently own a 1.4% limited partner interest in MIG. MIG was originally scheduled to begin liquidation in November 2009; however, the liquidation has been extended to March 2013, pursuant to the approval of a majority of the limited partners. Pursuant to the MIG limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and MIGC as, if and when the annual return thresholds have been achieved by the limited partners.

MIG II – MIGC II, our wholly-owned subsidiary, invested $400,000 as a limited partner and $1,000 as a general partner in MIG II. We currently own a 1.6% limited partner interest in MIG II. MIG II was originally scheduled to begin liquidation in March 2011; however, the liquidation has been extended to March 2013, pursuant to the approval of a majority of the limited partners. Pursuant to the MIG II limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners and MIGC II as, if and when the annual return thresholds have been achieved by the limited partners.

MIG III – MIGC III, our wholly-owned subsidiary, invested $800,000 as a limited partner and $1,000 as a general partner in MIG III. We currently own a 1.1% limited partner interest in MIG III. Pursuant to the MIG III limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners, and to the general partner (MIGC III) as, if and when the annual return thresholds have been achieved by the limited partners.

MIG IV – MIGC IV, our wholly-owned subsidiary, invested $800,000 as a limited partner and $1,000 as a general partner in MIG IV. We currently own a 1.6% limited partner interest in MIG IV. Pursuant to the MIG IV limited partnership agreement, net sales proceeds from its liquidation will be allocated to the limited partners, and to the general partner (MIGC IV) as, if and when the annual return thresholds have been achieved by the limited partners.

The following table sets forth certain financial information for the AIGF, MIG, MIG II, MIG III and MIG IV advised funds:

	LP INTEREST	GP INTEREST	SHARING RATIOS (1)		LP PREFERENCE
ADVISED FUND			LP	GP
AIGF	2.0%	1.0%	99%	1%	8%
			90%	10%	10%
			80%	20%	12%
			70%	30%	15%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG	1.4%	1.0%	99%	1%	8%
			90%	10%	10%
			80%	20%	12%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG II	1.6%	1.0%	99%	1%	8%
			85%	15%	12%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG III	1.1%	1.0%	99%	1%	10%
			0%	100%	40% Catch Up
			60%	40%	Thereafter
MIG IV	1.6%	1.0%	99%	1%	8.5%
			0%	100%	40% Catch Up
			60%	40%	Thereafter

(1)

Using AIGF as an example of how the sharing ratios and LP preference provisions are applied, the LPs share in 99% of the cash distributions until they receive an 8% preferred return. The LPs share in 90% of the cash distributions until they receive a 10% preferred return and so on.

Joint Ventures

AmREIT Woodlake, L.P. – In 2007, we invested $3.4 million in AmREIT Woodlake L.P., for a 30% limited partnership interest. AmREIT Woodlake, L.P. was formed in 2007 to acquire, lease and manage Woodlake Square, a grocery-anchored shopping center located in Houston, Texas. In June 2008, we sold two-thirds (a 20% limited partnership interest) of our interest in Woodlake Square to MIG IV. Pursuant to the purchase agreement, the interest in the property was sold at its carrying value, resulting in no gain or loss to us. In July 2010, we and our affiliated partners entered into a joint venture with a third-party institutional partner wherein the partner acquired a 90% interest in the joint venture. As a result of this transaction, we now hold a 1% interest in Woodlake Square, which carries a promoted interest in profits and cash flows once an 11.65% return is met on the project.

AmREIT Westheimer Gessner, L.P. – In 2007, we invested $3.8 million in AmREIT Westheimer Gessner, LP, for a 30% limited partner interest in the partnership. AmREIT Westheimer Gessner, LP was formed in 2007 to acquire, lease and manage the Woodlake Pointe Shopping Center, a shopping center located on the west side of Houston, Texas. In June 2008, we sold two-thirds of our interest (a 20% limited partner interest) in the Woodlake Pointe Shopping Center to MIG IV. Pursuant to the purchase agreement, our interest in the property was sold at its carrying value, resulting in no gain or loss to us. At December 31, 2011, we hold a 10% interest in the Woodlake Pointe Shopping Center.

AmREIT SPF Shadow Creek, L.P. – As part of the AmREIT and REITPlus merger in November 2009 (see further discussion in Note 14), we acquired a 10% investment in AmREIT SPF Shadow Creek, LP which was formed in 2008 to acquire, lease and manage Shadow Creek Ranch, a shopping center located in Pearland, Texas. The investment was recorded at $5.8 million on the date of the acquisition, net of acquisition costs of $441,000 which were recorded as an other-than-temporary impairment. See further discussion in Note 14 regarding the fair value considerations and related accounting treatment for the interest in the Shadow Creek Ranch property as part of AmREIT’s November 2009 acquisition of REITPlus’s net assets.

Combined condensed financial information for our advised funds (at 100%) is summarized as follows (in thousands):

	AS OF DECEMBER 31,
COMBINED BALANCE SHEETS	2011	2010
Assets
Property, net	$200,806	$226,679
Cash	8,604	12,315
Notes receivable	77	2
Other assets	43,752	49,589

Total Assets	253,239	288,585

Liabilities and partners’ capital:
Notes payable (1)	130,739	151,190
Other liabilities	19,435	18,368
Partners capital	103,065	119,027

Total Liabilities and Partners’ Capital	$253,239	$288,585

AmREIT share of Partners’ Capital	$8,322	$8,036

(1)	Includes $7,732 and $5,360 payable to us as of December 31, 2011 and 2010, respectively.

	FOR THE YEARS ENDED DECEMBER 31,
COMBINED STATEMENTS OF OPERATIONS	2011	2010	2009
Revenue
Total Revenue	$18,259	$18,778	$15,449
Expense
Interest	8,189	9,342	6,976
Depreciation and amortization	7,904	15,797	7,295
Other	11,851	10,864	10,147

Total Expense	27,944	36,003	24,418

Net loss	$(9,685)	$(17,225)	$(8,969)

AmREIT share of Net loss	$(384)	$(1,186)	$(604)

6.    Acquired Lease Intangibles

We identify and record the value of acquired lease intangibles at the property acquisition date. Such intangibles include the value of acquired in-place leases and above and below-market leases. Acquired lease intangibles are amortized over the leases’ remaining terms, which generally range from one month to 25 years. Below market lease amortization includes fixed-rate renewal periods where we believe the tenant is reasonably compelled to renew the lease.

Balance Sheet Presentation

Total in-place and above and below-market lease amounts and their respective accumulated amortization as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Acquired lease intangible assets:
In-place leases	$22,720	$16,891
In-place leases – accumulated amortization	(12,978)	(11,122)
Above-market leases	2,247	2,014
Above-market leases – accumulated amortization	(1,850)	(1,808)

Acquired leases intangibles, net	$10,139	$5,975

Acquired lease intangible liabilities:
Below-market leases	$4,623	$3,813
Below-market leases – accumulated amortization	(2,602)	(2,328)

Acquired below-market lease intangibles, net	$2,021	$1,485

Income Statement Presentation

The following table details our amortization related to in-place leases and above and below-market leases as well as the presentation of such amounts in our consolidated statements of operations for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	PRESENTATION	2011	2010	2009
In-place leases	amortization expense	$2,117	$1,409	$1,939
Above-market leases	reduction of rental income	$108	$104	$325
Below-market leases	increase in rental income	$274	$300	$380

The estimated aggregate amortization amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

YEAR ENDING DECEMBER 31,	AMORTIZATION EXPENSE (IN-PLACE LEASE VALUE)	RENTAL INCOME (ABOVE AND BELOW-MARKET RENT)
2012	$1,916	$194
2013	1,513	186
2014	1,297	174
2015	1,202	168
2016	1,028	133

	$6,956	$855

7.    Fair Value Measurements

GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. GAAP requires the use of observable market data, when available, in making fair value measurements. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of ours. When market data inputs are unobservable, we utilize inputs that we believe reflect our best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

■	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

■	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

■	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

The following table presents our assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31, 2011	LEVEL 1	LEVEL 2	LEVEL 3
Notes receivable	$—	$3,288	$—
Fixed-rate notes payable	—	150,839	—

DECEMBER 31, 2010	LEVEL 1	LEVEL 2	LEVEL 3
Notes receivable	$—	$3,288	$—
Fixed-rate notes payable	—	140,751	—
Derivative liability	—	346	—

Notes Payable

Our notes payable consist of both variable-rate and fixed-rate notes. The fair value of the variable-rate notes, including the Facility, approximate their carrying values. In determining the fair value of our fixed-rate notes, we determine the appropriate Treasury Bill Rate based on the remaining time to maturity for each of the debt instruments. We then add the appropriate yield spread to the Treasury Bill Rate. The yield spread is a risk premium estimated by investors to account for credit risk involved in debt financing. The spread is typically estimated based on the property type and loan-to-value ratio of the debt instrument. The result is an estimate of the market interest rate a typical investor would expect to receive given the underlying subject asset (property type) and remaining time to maturity. We believe the fair value of our notes payable is classified in Level 2 of the fair value hierarchy. Fixed-rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition.

Real Estate Investments and Impairment

We review our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair value. During the year ended December 31, 2011, we did not recognize any impairment charges related to any of our properties. During the year ended December 31, 2010, we discovered a negative trend in the market for non-credit, single tenant assets, which triggered an impairment analysis. As a result, we recognized an impairment charge of $2.3 million on four properties that represent non-core real estate assets and $1.2 million on two non-core real estate assets reported in discontinued operations. Both the estimated undiscounted cash flow analysis and fair value determination are based upon various factors that require complex and subjective judgments to be made by management. We determined the fair value of the properties by applying an income method using assumptions that include projecting lease-up periods, holding periods, cap rates, rental rates, operating expenses, lease terms, tenant credit-worthiness, tenant improvement allowances, terminal sales value and certain macroeconomic factors among other assumptions to be made for each property as well as certain macroeconomic factors. Because such fair value measurements were made as of an interim date, they are not included in the table above.

Notes Receivable

During the year ended December 31, 2010, we recorded a $1.3 million impairment on our note due from the sale of a tract of land adjacent to our Uptown Plaza – Dallas property located outside of downtown Dallas, Texas. The note matured unpaid on December 31, 2010 and we reduced the value of the note to the fair value of the underlying collateral, which was determined by calculating an average, per-acre price of vacant tracts of land sold near downtown Dallas, Texas within the past three years. During the year ended December 31, 2011, we recorded an impairment recovery of $1.1 million to reflect payments received on this note. See Note 2. We have concluded that our valuation of the seller-financing note is classified in Level 2 of the fair value hierarchy.

Notes Receivable – Related Party

During the year ended December 31, 2010, we approved a plan to begin liquidating the assets owned by AIGF. Using valuation techniques similar to those used for our own properties (described in the “Real Estate Investments and Impairment” paragraph above), we determined likely terminal values for these properties and assessed the likelihood that we would be able to recover the carrying value of our note receivable from AIGF after it settles its obligations with its other creditors. Accordingly, we recorded an impairment of $500,000 to reduce the carrying value of our notes receivable – related party. Because such fair value measurements were made as of an interim date, they are not included in the table above.

Derivative Financial Instruments

In determining the fair value of our derivative instruments, we consider whether credit valuation adjustments are necessary to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although we have determined that the majority of the inputs used to value our derivatives fall within level 2 of the fair value hierarchy, the credit valuation assumptions associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2010, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

8.	Notes Payable

Our outstanding debt at December 31, 2011 and 2010 consisted of the following (in thousands):

	DECEMBER 31, 2011	DECEMBER 31, 2010
Fixed-rate mortgage loans	$141,373	$132,729
Variable-rate secured line of credit	19,345	11,700
Variable-rate secured loans	40,940	17,419

Total	$201,658	$161,848

Our $25.0 million Facility, which is available to us for the acquisition of properties and for working capital, is our primary source of additional credit. As of December 31, 2011, we had $19.3 million outstanding under the Facility with approximately $5.3 million of future availability. The Facility’s borrowing base is determined based on the properties that are pledged as security, and it contains covenants applicable to those pledged properties which, among other restrictions, require us to maintain a minimum net worth and, in certain cases of the occurrence of default, limit distributions to our shareholders. In December 2010, we paid an extension fee of $94,000 and extended the maturity date to June 30, 2013. The Facility bears interest at LIBOR plus a spread of 3.50%, with a floor of 4.75%. As of December 31, 2011, the interest rate was 4.75%, and we were in compliance with all covenants.

As of December 31, 2011, the weighted average interest rate on our fixed-rate debt is 5.06%, and the weighted average remaining life of such debt is 4.3 years. During 2011 and 2010, we executed the following new debt-related transactions:

2011

■	In February 2011, we assumed a $15.7 million mortgage in connection with our acquisition of The Market at Lake Houston property in Houston, Texas.

■	In June 2011, we entered into a loan for $7.4 million that is secured by our Brookwood Village property. We refinanced this loan in February 2012 on a long-term basis with a new maturity date in 2022.

■	In July 2011, we entered into a mortgage loan for $12.5 million to finance the acquisition of our Alpharetta Commons property.

■	In December 2011, we exercised a 12-month extension option on a $16.6 million loan secured by our MacArthur Park property. We have one 12-month extension option remaining on this loan subject to certain covenants.

2010

■	In December 2010, we assumed a $1.8 million mortgage in connection with our acquisition of our 500 Lamar property in Austin, Texas.

■	In December 2010, we refinanced the mortgages on our Plaza in the Park and Cinco Ranch properties with five-year notes that each bear interest at a fixed rate of 3.45%. This transaction generated proceeds of $8.3 million, net of prepayment penalties, which totaled $718,000. We used the proceeds to pay off the $2.6 million note on our Terrace Shops property, which incurred an additional prepayment penalty of $270,000, and to pay down a portion of the outstanding balance on the Facility. Together, these transactions will result in interest savings of approximately $700,000 annually over the term of the new loans.

■	In December 2010, we renegotiated the terms of the Facility, which reduced the interest rate floor to 4.75% and extended the maturity date to June 30, 2013 (see discussion above).

■	In September 2010, we extinguished $12.3 million of debt in connection with the sale of the IHOP portfolio (see discussions in Note 4).

■	In September 2010, we extinguished the $19.9 million mortgage on our Uptown Plaza property located in Dallas, Texas for a discounted payoff of $14.4 million, including retained escrows. The payoff and applicable fees were funded by a $10.7 million loan with a new lender secured by our Uptown Plaza Dallas property and a $3.7 million draw on our Facility. The new loan has a 3-year term and bears interest at LIBOR plus a spread of 3.25% with a floor of 4.75%. Interest is calculated using a 25-year amortization period. As a result of this transaction, we derecognized the former mortgage liability in accordance with GAAP, as cash was paid to the former lender and we were legally released of the obligation. We recorded a gain on debt extinguishment of $5.4 million.

■	In July 2010, we extinguished $5.0 million of debt in connection with the sale of one of our single-tenant properties.

■	In June 2010, we procured $6.8 million of long-term financing secured by the pad sites on our MacArthur Park property located in Dallas, Texas.

As of December 31, 2011, scheduled principal repayments on notes payable and the Facility were as follows (in thousands):

YEAR	SCHEDULED PRINCIPAL PAYMENTS	TERM-LOAN MATURITIES		TOTAL PAYMENTS
2012	$765	$23,972	(1)	$24,737
2013	819	29,789		30,608
2014	1,460	—		1,460
2015	1,498	50,428		51,926
2016	888	67,431		68,319
Beyond five years	886	23,282		24,168
Unamortized debt premiums	—	440		440

Total	$6,316	$195,342		$201,658

(1)

Total includes a $7,350 loan secured by our Brookwood Village property that was refinanced in February 2012 on a long-term basis with a new maturity date in 2022. Total also includes a $16,622 mortgage secured by our MacArthur Park property that contains a 12-month extension option, provided we meet certain criteria.

9.	Deferred Compensation and Deferred Benefit Plan

Restricted Share Issuances

Deferred compensation includes grants of restricted shares to our directors and employees as a form of long-term compensation. The share grants vest over a period of three to seven years. We determine the fair value of the restricted shares as the number of shares awarded multiplied by the fair value per share of our common shares on the grant date. We amortize such fair value ratably over the vesting periods of the respective awards.

The following table presents restricted share activity during the years ended December 31, 2011 and 2010:

	2011		2010
	NON-VESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	NON-VESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Beginning of period	215,588	$17.56	139,096	$16.40
Granted	42,500	17.94	92,750	19.00
Vested	(48,280)	16.66	(10,548)	18.46
Forfeited	(2,609)	16.74	(5,711)	15.18

End of period	207,200	$17.88	215,588	$17.56

The weighted-average, per share grant date fair value of restricted shares issued during the years ended December 31, 2011 and 2010 was $8.97 and $9.50, respectively. The total grant date fair value of shares vested during the years ended December 31, 2011 and 2010 was $804,000 and $174,000 respectively. Total compensation cost recognized related to restricted shares during the three years ended December 31, 2011, 2010 and 2009 was $548,000, $442,000 and $499,000, respectively. As of December 31, 2011, total unrecognized compensation cost related to restricted shares was $2.6 million, and the weighted average period over which we expect this cost to be recognized is 3.7 years.

Tax-Deferred Retirement Plan (401k)

We maintain a defined contribution 401k retirement plan for our employees. This plan is available for all employees immediately upon employment. The plan allows for contributions to be invested in an array of large, mid and small cap mutual funds. We match 50% of the employee’s contribution, up to a maximum employee contribution of 4%. As of December 31, 2011, and 2010, there were 37 and 33, participants enrolled in the plan, respectively. Employer contributions to the plan were $64,000, $87,000 and $86,000, respectively, for the three years ended December 31, 2011, 2010 and 2009.

10.    Income Taxes

Non-taxable Operations – We have elected to be treated as a REIT for federal income tax purposes. To maintain our REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally are not subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders. If we fail to maintain our status as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates.

As of December 31, 2011, the net tax and book bases of real estate assets were $306.6 million and $325.0 million, respectively. As of December 31, 2010, the net tax and book bases of real estate assets were $267.8 million and $279.3 million, respectively.

Taxable Operations – Income tax expense (benefit) attributable to the continuing and discontinued operations of our taxable REIT subsidiaries for the years ended December 31, 2011, 2010 and 2009 consists of the following and is included in income tax expense (benefit) or in discontinued operations as appropriate (in thousands):

	2011	2010	2009
Federal – current	$(219)	$(31)	$—
State – current	267	346	326
Federal – deferred	30	(819)	469
Valuation allowance	189	2,482	—

Total income tax expense (benefit)	$267	$1,978	$795

Our effective federal tax rate of 0% differs from the statutory tax rate of 34% for the year ended December 31, 2011 as a result of the offsetting change in our valuaton allowance. Our income taxes for the year ended December 31, 2011, primarily relate to the Texas Margin Tax discussed below. Our effective federal tax rate of (70)% differs from the statutory tax rate of 34% for the year ended December 31, 2010 as a result of the valuation allowance that we recorded on our deferred tax assets as of December 31, 2010. No other significant permanent differences exist between book and taxable income of the Taxable REIT Subsidiaries.

Texas Margin Tax – We have recorded an income tax provision of $267,000, $320,000 and $271,000, respectively, for the Texas Margin Tax for the years ended December 31, 2011, 2010 and 2009. The Texas Margin Tax is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction. Although the Texas Margin Tax is not designed as an income tax, we believe that the Texas Margin Tax meets the requirements of an income tax for financial reporting purposes under GAAP.

Deferred Tax Assets and Valuation Allowance – The Taxable REIT Subsidiaries had a gross deferred tax asset of $2.9 million and $2.5 million at December 31, 2011 and 2010, respectively. Our deferred tax assets relate to impairments taken on certain of our non-core, single-tenant properties located in tertiary markets as well as to fees received from transactions with our advised funds. The impairments are not deductible for tax purposes until realized upon disposition of the properties, and the fees from our advised funds have been subject to tax, but have been deferred for financial reporting purposes.

To the extent that we have deferred tax assets at period end, we will determine whether it is more likely than not that we will generate sufficient future taxable income in order to realize those assets. In making that determination, we will consider our current financial position, our results of operations for the current and preceding years, and our expectation of future operations. As of December 31, 2011 and 2010, our deferred tax assets were fully offset by a valuation allowance as we believe they are not more likely than not to be realized.

11.    Earnings Per Share

We report both basic and diluted earnings per share, or EPS, using the two-class method as required under GAAP. The two-class method is an earnings allocation method for computing EPS when an entity’s capital structure includes either two or more classes of common stock or includes common stock and participating securities. The two-class method determines EPS based on distributed earnings (i.e. dividends declared on common stock and any participating securities) and undistributed earnings. Our unvested restricted shares contain rights to receive non-forfeitable dividends and thus are participating securities. Undistributed losses are not allocated to participating securities under the two-class method unless the participating security has a contractual obligation to share in losses on a basis that is objectively determinable. Pursuant to the two-class method, our unvested shares of restricted stock have not been allocated any undistributed losses.

The following table provides a reconciliation of net (loss) income from continuing operations and the number of common shares used in the computations of basic and diluted EPS under the two-class method (in thousands, except per share amounts):

	FOR THE YEARS ENDED DECEMBER 31,
	2011	2010	2009
Continuing Operations
Income (loss) from continuing operations attributable to common stockholders	$3,675	$(77)	$2,623
Less: Dividends paid to Class C and D stockholders	—	—	(18,528)
Less: Dividends attributable to unvested restricted stockholders	(166)	(194)	(139)
Less: Income attributable to non-controlling interests	—	(173)	(121)

Basic and Diluted – Income (loss) from continuing operations	3,509	(444)	(16,165)
Discontinued Operations
Basic and Diluted – Income from discontinued operations	565	6,382	2,632

Net income (loss) attributable to common stockholders after allocation to participating securities	$4,074	$5,938	$(13,533)
Number of Shares:
Basic and Diluted – Weighted average shares outstanding (1)	11,384	11,336	3,412
Basic and Diluted Earnings Per Share
Income (loss) from continuing operations attributable to common stockholders	$0.31	$(0.04)	$(4.74)
Income from discontinued operations attributable to common stockholders	$0.05	$0.56	$0.77

Net income (loss) attributable to common stockholders	$0.36	$0.52	$(3.97)

(1)	Weighted average shares outstanding do not include unvested restricted shares totaling 414, 431 and 278 for the years ended December 31, 2011, 2010 and 2009, respectively.

12.    Stockholders’ Equity and Noncontrolling Interest

Recapitalization and Merger  AmREIT Class C and D common shares were converted into AmREIT Class A common shares in November 2009 pursuant to the AmREIT Declaration of Trust. The AmREIT Class A shares were then simultaneously exchanged on a 1:1 basis for AmREIT, Inc. shares. Upon consummation of the AmREIT recapitalization and the simultaneous merger with REITPlus, AmREIT, Inc. has a single class of common stock outstanding as further described below. See also Note 14.

Common Stock  Our charter authorizes us to issue 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares of capital stock are designated as common stock with a par value of $0.01 per share and 50,000,000 shares of capital stock are designated as preferred stock with a par value of $0.01 per share. As of December 31, 2011 and 2010, there were 11,598,959 and 11,556,958 shares of our common stock outstanding, respectively. Our payment of any future dividends to our common stockholders is dependent upon applicable legal and contractual restrictions, as well as our earnings and financial needs.

Deferred Compensation Incentive Plan  Under the AmREIT, Inc. 1999 Flexible Incentive Plan, 1,391,875 shares of our common stock are available for awards of stock options, restricted stock awards, stock appreciation rights and other awards to our employees and non-employee directors. The number of shares of our common stock that may be issued under the 1999 Flexible Incentive Plan at any time is equal to 6% of our issued and outstanding shares of common stock.

13.    Related Party Transactions

See Note 5 regarding investments in our advised funds and Note 2 regarding notes receivable from affiliates.

The table below details our income and administrative reimbursements from the advised funds for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Real estate fee income (1)	$2,491	$2,375	$2,604
Construction management fee income (2)	234	349	450
Asset management fee income (3)	1,064	1,480	1,530

Advisory services income – related party	$3,789	$4,204	$4,584
Construction revenues (4)	$—	$—	$1,002
Reimbursements of administrative costs	$885	$1,009	$1,227

(1)

We earn real estate fee income by providing property acquisition, leasing and property management services to our advised funds. We own 100% of the stock of the companies that serve as the general partner for the funds.

(2)	We earn construction management fees by managing construction and tenant build-out projects on behalf of our advised funds.
(3)

We earn asset management fees from our advised funds for providing accounting related and investor relation services, facilitating the deployment of capital and other services provided in conjunction with operating the funds.

(4)	Included in discontinued operations on our consolidated statements of operations.

As a sponsor of our advised funds, we maintain a 1% general partner interest in each of the advised funds. The funds are typically structured such that the limited partners receive 99% of the available cash flow until 100% of their original invested capital has been returned and a preferred return has been met. Once the preferred return has been met, the general partner begins sharing in the available cash flow at various promoted levels.

See also Note 4 for a discussion of our acquisition of The Market at Lake Houston property.

14.    Accounting for Merger with Reitplus – November 2009

Simultaneously with the November 2009 merger of AmREIT with and into REITPlus, wherein AmREIT acquired REITPlus’s net assets, AmREIT consummated a recapitalization of its equity structure by combining its three classes of common shares into a single common class of common stock. In conjunction with the merger, the AmREIT shares outstanding prior to the merger were converted into a single class of AmREIT, Inc. common stock at a $10.2 million premium, which was recorded as an additional dividend in accordance with GAAP. Given that AmREIT was the accounting acquirer, the foregoing exchange/conversion was treated as a deemed recapitalization of AmREIT immediately prior to the acquisition of REITPlus’s net assets for accounting purposes. The following table reflects the recapitalization for the merger with REITPlus:

		CLASS C		CLASS D
	CLASS A	PURCHASE	DRIP	PURCHASE	DRIP	TOTAL
Shares outstanding, net of treasury	5,318,925	3,369,439	770,363	9,374,938	1,591,317
Amount invested per share	—	$10.00	$10.00	$10.00	$10.00

Total invested	—	$33,694,390	$7,703,630	$93,749,380	$15,913,170
Premium on total invested (1)	—	10.0%	10.0%	5.5%	5.5%

Premium	—	$3,369,439	$770,363	$5,156,216	$875,224	$10,171,242
Total value to be exchanged	—	$37,063,829	$8,473,993	$98,905,596	$16,788,394	$161,231,812
Value of A Shares (2)	—	$19.00	$19.00	$19.00	$19.00	$19.00

A Shares to be issued	—	1,950,728	446,000	5,205,558	883,600	8,485,885
A Shares currently outstanding						2,659,463

A Shares outstanding post-recap						11,145,348
A Shares to be issued						8,485,885
Shares issued from treasury						(657,782)

Newly issued shares						7,828,103

A Shares outstanding post-recap						11,145,348

(1)

The conversion price of Class C Shares as set forth in the AmREIT Declaration of Trust was equal to $11.00 per share (i.e., a 10% premium on the $10.00 issuance price), which is referred to as the Class C Conversion Price. The conversion price of Class D Shares as set forth in the Declaration of Trust was equal to the original $10.00 issuance price of the Class D Shares, increased by a premium of 1.1% per year outstanding (with a maximum increase of 7.7%), such increased price being referred to as the Class D Conversion Price. The conversion ratio of Class C Shares or Class D Shares, as the case may be, into Class A Shares was determined under the Declaration of Trust by dividing the applicable conversion price by the fair market value of the Class A Shares.

(2)

AmREIT management conducted a “bottom-up” valuation of the real estate assets of both AmREIT and REITPlus. Management based its valuation of the real estate assets on appraisals from two nationally-recognized real estate appraisal firms and fairness opinion by KeyBanc Captial Markets. After valuing the real estate assets of both companies prior to the merger, management estimated the value of the Class A Shares at $19.00 per share.

Acquisition – The transaction was treated legally as a merger of the two entities; however, for accounting purposes, the transaction was treated as an asset acquisition pursuant to under GAAP. Although REITPlus was the surviving legal entity in the merger, AmREIT was deemed to be the acquirer for financial reporting purposes under GAAP. The merger was therefore treated as an acquisition by AmREIT of REITPlus’s net assets. Accordingly, the accompanying statements of operations for the periods prior to the merger represent the historical operating results of AmREIT. The operating results generated by REITPlus’s net assets are included in our 2011, 2010 and 2009 operating results from the date of the merger.

The purchase price for REITPlus was determined based on the fair value of the consideration given in exchange for the REITPlus net assets received in the acquisition. The fair value of the consideration given was $7.2 million, (calculated as the 379,302 AmREIT shares deemed given in the transaction valued at $19.00/share), which management believes reflects the fair value of the net assets of REITPlus deemed acquired by AmREIT.

AmREIT incurred costs of approximately $1.3 million in connection with the merger. Costs incurred in connection with the issuance of our equity securities in the amount of $858,000 were recorded as a reduction of stockholders’ equity. The remaining costs incurred in the amount of $441,000 were associated with the acquisition of REITPlus’s net assets and were capitalized as part of the assets acquired, resulting in a total cost to AmREIT of approximately $7.6 million. However, we subsequently expensed such acquisition costs as an other-than-temporary impairment given that the carrying amount of REITPlus’s net assets acquired was in excess of their fair value to the extent of these costs.

In connection with the merger, we obtained an appraisal of Shadow Creek Ranch, REITPlus’s sole real estate investment in which it held a 10% interest. The combination of the appraised value of REITPlus’s interest in Shadow Creek Ranch and REITPlus’s other net assets equaled approximately $5.8 million. We believe that the $7.2 million cost ($7.6 million total consideration, net of the $441,000 transaction costs that were expensed as an other-than-temporary impairment) to AmREIT is a more clearly evident and reliable measure than the value of REITPlus’s net assets, including the appraised value of its interest in Shadow Creek Ranch. We believe that the $1.4 million difference in these values is attributable to the use of an ‘as is’ appraised value of Shadow Creek Ranch versus the use of a “stabilized value” of Shadow Creek Ranch using a 10-year discounted cash flow analysis. As such, we believe that this difference represents a temporary impairment.

The following represents the assets acquired and liabilities assumed by AmREIT in the acquisition (in thousands, except share amounts). No other tangible or intangible assets were identified as part of the acquisition:

Assets
Cash	$743
Remaining interest in Shadow Creek Ranch (1)	5,769
Investment in AmREIT (45,121 Class A shares) (2)	720
Prepaid expenses	48

Total assets acquired	$7,280
Liabilities
Accounts payable and accrued liabilities	—
Accounts payable – related party	75

Total liabilities assumed	75

Net assets acquired	$7,205

Less: Treasury shares	(720)
Acquisition costs	(858)

Net effect on equity	$5,627

(1)

AmREIT owned a 16% interest in REITPlus Operating Partnership, LP (“REITPlus OP”) which held the investment in Shadow Creek Ranch and in AmREIT. The $5,769 represents AmREIT’s cost in acquiring the remaining 84% interest in Shadow Creek Ranch owned by REITPlus OP, after expensing the $441 in acquisition costs as an other-than-temporary impairment.

(2)

The value of the investment in AmREIT was determined using a $19.00/share value of an AmREIT Class A share (as further discussed in note (1) to the recapitalization table above) and represents the remaining 84% interest in the AmREIT shares owned by REITPlus OP.

In connection with the merger, each AmREIT Class A Share was exchanged for one share of AmREIT, Inc. common stock. The following table calculates the number of AmREIT, Inc. shares outstanding after the effects of the AmREIT recapitalization and subsequent merger with REITPlus:

		SHARES
REITPlus shares pre-merger		379,302
AmREIT shares exchanged in the merger – AmREIT shares post-recapitalization	11,145,348
Merger exchange rate	1:1	11,145,348

Less: Cancellation of AmREIT shares owned by REITPlus pre-merger		(45,121)

AmREIT, Inc. shares immediately post-merger (November 24, 2009)		11,479,529

15.    Concentrations

As of December 31, 2011, two properties individually accounted for more than 10% of our consolidated total assets – Uptown Park in Houston, Texas and MacArthur Park in Dallas, Texas which accounted for 19% and 15% of total assets, respectively. Consistent with our strategy of investing in geographic areas that we know well, 19 of our properties are located in the Houston metropolitan area. These Houston properties represent 64.2%, 62.9% and 61.7% of our base rental income for the years ended December 31, 2011, 2010 and 2009, respectively. Houston is Texas’ largest city and the fourth largest city in the United States.

Following are the base revenues generated by the Company’s top tenants for each of the last three years (in thousands):

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Kroger	$2,116	$2,192	$2,116
CVS/pharmacy	1,115	922	922
H-E-B Grocery (1)	938	—	—
Landry’s Seafood House	514	502	503
Hard Rock Café	497	497	468
TGI Friday’s	451	451	449
Champps Americana	422	422	422
Golden Corral	419	419	419
Paesanos	407	408	383
McCormick & Schmick’s	341	341	341

	$7,220	$6,154	$6,023

(1)	We acquired The Market at Lake Houston on February 25, 2011.

16.    Commitments and Contingencies

In April 2010, we signed a new lease agreement for our office facilities, which expires on October 31, 2012. In addition, we lease various office equipment. Rental expense for the years ended December 31, 2011, 2010 and 2009 was $284,000, $292,000 and $378,000, respectively. All of our current operating leases expire in 2012, and future minimum lease payments under such leases will be $171,000.

As the owner or operator of real property, we may incur liability based on various property conditions and may be subject to liability for personal injury or property damage sustained as a result. In addition, we are subject to ongoing compliance requirements imposed on us by environmental laws. We are not aware of any environmental matters or liabilities with respect to our properties that would have a material adverse effect on our consolidated financial statements.

We are involved in various matters of litigation arising in the normal course of business; however, we believe that we maintain sufficient comprehensive, general liability and extended insurance coverage as deemed necessary with respect to our properties. We believe that no estimate of loss or range of loss, if any, can be made at this time for such matters; however, our management, based in part upon consultation with legal counsel, is of the opinion that, when such litigation is resolved, any liability in excess of amounts covered by insurance or already accrued in our consolidated financial statements, if any, will not have a material effect on our consolidated financial statements. During 2009, the Company was involved in one litigation matter that was previously disclosed in the Company’s SEC filings. This litigation matter was settled in February 2010 to the mutual satisfaction of both parties.

17.    Segment Reporting

We assess our business based upon the nature of operations. Our reportable segments presented are our Portfolio, Real Estate Operating and Development business and our advised funds, which are segments of AmREIT where separate financial information is both available, and revenue and operating performance is evaluated regularly by senior management in deciding how to allocate resources and in assessing performance. However, this operating performance data might not be indicative of what a third party would assess or evaluate for purposes of determining fair value of our segments.

Portfolio Segment

Our portfolio segment consists of our portfolio of single and multi-tenant shopping center projects. This segment consists of 28 properties located in four states. Expenses for this segment include depreciation, interest, minority interest, legal cost directly related to the portfolio of properties and property level expenses. Substantially all of our consolidated assets are in this segment.

Advisory Services Segments

Our advisory services segments consist of our real estate operating and development business, which includes one operating property, as well as our advised funds. The real estate operating and development business is a fully integrated and wholly-owned business consisting of brokers and real estate professionals that provide development, acquisition, brokerage, leasing, and asset and property management services to our portfolio and advised funds. Our advised funds consist of five high net worth investment funds that have sold limited partnership interests to retail investors to develop, own, manage and add value to properties with an average holding period of two to four years and three joint ventures with institutional investors.

Segment results for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

		ADVISORY SERVICES
FOR THE YEAR ENDED DECEMBER 31, 2011	PORTFOLIO	REAL ESTATE OPERATING AND DEVELOPMENT	ADVISED FUNDS	TOTAL
Rental income from operating leases	$32,798	$197	$—	$32,995
Advisory services income – related party	147	2,578	1,064	3,789
Lease termination and other income	131	—	—	131

Total revenue	33,076	2,775	1,064	36,915
General and administrative	2,213	3,701	135	6,049
Property expense	7,724	46	—	7,770
Legal and professional	877	65	3	945
Real estate commissions	2	340	—	342
Acquisition costs	229	—	—	229
Depreciation and amortization	8,233	24	—	8,257
Impairment recovery – notes receivable	(1,071)	—	—	(1,071)

Total expenses	18,207	4,176	138	22,521
Interest expense	(9,971)	—	—	(9,971)
Other income/(expense)	(505)	142	(385)	(748)

Income (loss) from continuing operations	$4,393	$(1,259)	$541	$3,675

		ADVISORY SERVICES
FOR THE YEAR ENDED DECEMBER 31, 2010	PORTFOLIO	REAL ESTATE OPERATING AND DEVELOPMENT	ADVISED FUNDS	TOTAL
Rental income from operating leases	$28,959	$196	$—	$29,155
Advisory services income – related party	10	2,714	1,480	4,204
Lease termination and other income	—	15	—	15

Total revenue	28,969	2,925	1,480	33,374
General and administrative	1,995	3,806	143	5,944
Property expense	8,292	22	—	8,314
Legal and professional	1,169	(13)	9	1,165
Real estate commissions	9	182	—	191
Acquisition costs	12	—	—	12
Depreciation and amortization	6,594	40	—	6,634
Impairment – properties	864	1,404	—	2,268
Impairment – notes receivable	1,800	—	—	1,800

Total expenses	20,735	5,441	152	26,328
Interest expense	(9,541)	—	—	(9,541)
Other income/(expense)	2,496	1,156	(1,234)	2,418

Income (loss) from continuing operations	$1,189	$(1,360)	$94	$(77)

		ADVISORY SERVICES
FOR THE YEAR ENDED DECEMBER 31, 2009	PORTFOLIO	REAL ESTATE OPERATING AND DEVELOPMENT	ADVISED FUNDS	TOTAL
Rental income from operating leases	$29,178	$189	$—	$29,367
Advisory services income – related party	(6)	3,060	1,530	4,584
Lease termination and other income	1,065	—	—	1,065

Total revenue	30,237	3,249	1,530	35,016
General and administrative	1,579	4,604	137	6,320
Property expense	8,188	18	—	8,206
Legal and professional	1,067	565	35	1,667
Real estate commissions	1	156	—	157
Depreciation and amortization	7,305	45	—	7,350
Impairment – properties	441	—	—	441

Total expenses	18,581	5,388	172	24,141
Interest expense	(9,146)	—	—	(9,146)
Other income/(expense)	395	1,264	(765)	894

Income (loss) from continuing operations	$2,905	$(875)	$593	$2,623

18.    Summary of Quarterly Financial Data (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2011 and 2010 (amounts in thousands, except per share data):

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2011:
Revenues as reported	$8,534	$9,067	$9,632	$9,765
Reclassification from discontinued operations	(83)	—	—	—

Adjusted revenues	$8,451	$9,067	$9,632	$9,765
Net income (loss) available to AmREIT stockholders	$1,336	$566	$1,118	$1,220
Net income (loss) per share–basic and diluted	$0.12	$0.04	$0.10	$0.10
2010:
Revenues as reported	$8,646	$8,744	$8,996	$8,501
Reclassification from discontinued operations	(765)	(584)	(82)	(82)

Adjusted revenues	$7,881	$8,160	$8,914	$8,419
Net income (loss) available to AmREIT stockholders	$677	$637	$8,285	$(3,467)
Net income (loss) per share–basic and diluted	$0.06	$0.06	$0.72	$(0.32)

Schedule Consolidated Real Estate Owned and Accumulated Depreciation

AmREIT, Inc. and Subsidiaries

SCHEDULE III - Consolidated Real Estate Owned and Accumulated Depreciation

For the year ended December 31, 2011

	Initial Cost		Cost Capitalized Subsequent to Acquisition (Note A)	Total Cost			Accumulated Depreciation	Date Acquired	Encumbrances (Note B)
Property Description	Building and Improvements	Land		Building and Improvements	Land	Total
SHOPPING CENTERS
500 Lamar, Texas	1,640,623	2,530,178	22,597	1,663,220	2,530,178	4,193,398	75,075	12/09/10	1,718,772
Alpharetta Commons, Georgia	12,901,200	4,663,425	0	12,901,200	4,663,425	17,564,625	165,898	07/29/11	12,434,162
Bakery Square, Texas	4,806,518	4,325,612	(1,225)	4,795,419	4,335,486	9,130,905	1,060,779	07/21/04	2,411,624
Brookwood Village, Georgia	6,195,376	3,355,689	46,957	6,242,333	3,355,689	9,598,022	131,755	05/10/11	7,350,000
Cinco Ranch, Texas	11,558,491	2,666,534	109,741	11,666,540	2,668,226	14,334,766	2,594,931	07/01/04	9,750,000
Courtyard Square, Texas	1,777,161	4,133,641	34,387	1,794,437	4,150,752	5,945,189	425,430	06/15/04	—
Lake Woodlands Plaza, Texas	2,385,103	1,366,452	1,270,594	3,653,084	1,369,065	5,022,149	1,405,714	06/03/98	2,933,474
Market at Lake Houston, Texas	13,351,264	3,740,540	(19,735)	13,331,528	3,740,540	17,072,068	342,728	02/25/11	15,675,000
MacArthur Park, Texas	32,299,035	15,583,628	1,080,550	33,379,584	15,583,629	48,963,213	7,483,338	12/27/04	23,315,039
Plaza in the Park, Texas	17,375,782	13,257,976	715,520	18,087,486	13,261,792	31,349,278	3,994,135	07/01/04	23,250,000
Riverwalk, Texas	17,148,688	7,979,779	378,835	17,518,334	7,988,968	25,507,302	3,030,029	09/30/05	20,000,000
Sugar Land Plaza, Texas	3,016,816	1,280,043	286,177	3,302,993	1,280,043	4,583,036	1,129,571	07/01/98	—
Terrace Shops, Texas	2,544,592	2,212,278	121,178	2,665,770	2,212,278	4,878,048	571,690	12/15/03	—
Uptown Park, Texas	27,060,070	36,976,809	2,136,644	29,308,422	36,865,101	66,173,523	7,316,761	06/01/05	49,000,000
Uptown Plaza Dallas, Texas	14,129,798	9,295,665	135,206	14,264,442	9,296,227	23,560,669	2,438,975	03/30/06	10,444,283
Uptown Plaza, Texas	4,887,774	7,796,383	274,720	5,162,494	7,796,383	12,958,877	1,145,254	12/10/03	—

Total Shopping Centers	173,078,291	121,164,632	6,592,146	179,737,286	121,097,782	300,835,068	33,312,063		178,282,354

SINGLE TENANT
Citibank, Texas	—	1,318,418	165,742	50,943	1,433,217	1,484,160	19,963	12/17/04	—
CVS Pharmacy, Texas	—	2,665,332	23,664	—	2,688,996	2,688,996	n/a	01/10/03	—
Golden Corral, Texas	1,093,139	718,702	(687,192)	584,497	540,152	1,124,649	23,696	07/23/02	—
Golden Corral, Texas	1,290,347	553,006	(660,126)	744,607	438,620	1,183,227	35,254	07/23/02	—
Smokey Bones, Georgia	—	773,800	(60,414)	—	713,386	713,386	n/a	12/18/98	—
Sunbelt Rental, Illinois	—	402,080	651,283	832,395	220,968	1,053,363	29,187	05/23/07	—
TGI Friday’s, Maryland	—	1,473,613	860	—	1,474,473	1,474,473	n/a	09/16/03	—
TGI Friday’s, Texas	1,425,843	611,075	39,894	1,453,769	623,043	2,076,812	352,570	07/23/02	—
Woodlands Ring Road, Texas	—	8,957,570	3,441,122	3,225,040	9,173,652	12,398,692	92,212	12/01/07	3,591,059

Total Single Tenant	3,809,329	17,473,596	2,914,833	6,891,251	17,306,507	24,197,758	552,882		3,591,059

Total	$176,887,620	$138,638,228	$9,506,979	$186,628,537	$138,404,289	$325,032,826	$33,864,945		$181,873,413

Note A - The negative balance for costs capitalized subsequent to acquisition could be the result of out-parcels sold, tenant activity or reductions in our investments in properties accounted for as direct financing leases.

Note B - The Lake Woodlands Plaza property and four of the five pad sites at Woodlands Ring Road serve as collateral for a single note. The encumberances balance has been allocated according to the total historical cost of the properties securing the note. Also, the notes secured by the Cinco Ranch and Plaza in the park properties contain a cross-collateralization clause whereas an event of default on one note constitutes an event of default on both notes.

Activity within real estate and accumulated depreciation during the three years ended December 31, 2011 is as follows:

	Cost	Accumulated Depreciation
Balance at December 31, 2008	$280,701,344	$19,721,306
Acquisitions / additions	5,508,173	349,504
Disposals	(2,400,447)	(127,458)
Depreciation expense	—	4,990,815

Balance at December 31, 2009	$283,809,070	$24,934,167
Acquisitions / additions	10,794,709	—
Disposals	(11,048,686)	(451,194)
Impairment	(4,241,649)	(754,486)
Depreciation expense	—	4,891,223

Balance at December 31, 2010	$279,313,444	$28,619,710
Acquisitions / additions	47,982,336	—
Disposals	(2,262,954)	(196,747)
Impairment	—	—
Depreciation expense	—	5,441,981

Balance at December 31, 2011	$325,032,826	$33,864,944

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

AmREIT, Inc.:

We have audited the accompanying historical summary of gross income and direct operating expenses (Historical Summary) of The Market at Lake Houston Retail Center (the Property) for the years ended December 31, 2010, 2009, and 2008. This Historical Summary is the responsibility of management of AmREIT, Inc. Our responsibility is to express an opinion on the Historical Summary based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S 11 of AmREIT, Inc. as described in note 2 to the Historical Summary. It is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in note 2 of The Market at Lake Houston Retail Center for the years ended December 31, 2010, 2009, and 2008, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Houston, Texas

May 25, 2011

THE MARKET AT LAKE HOUSTON RETAIL CENTER

HISTORICAL SUMMARY OF GROSS INCOME

AND DIRECT OPERATING EXPENSES

FOR THE THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED) AND THE YEARS ENDED

DECEMBER 31, 2010, 2009, AND 2008

	THREE MONTHS ENDED MARCH 31, 2011	YEAR ENDED DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2009	YEAR ENDED DECEMBER 31, 2008
	(Unaudited)
Gross income:
Rental income	$396,956	1,582,581	1,491,542	1,547,054
Tenant expense recoveries	120,013	494,296	624,792	561,024

Total gross income	516,969	2,076,877	2,116,334	2,108,078

Direct operating expenses:
Operating expenses	59,783	187,189	237,506	201,160
Bad debt expense	—	—	3,317	—
Real estate taxes	59,158	266,073	376,075	319,582
Insurance	9,410	33,287	36,393	37,655
Interest expense	228,495	913,831	913,831	916,334
Other expense	16,144	25,465	9,885	14,129

Total direct operating expenses	372,990	1,425,845	1,577,007	1,488,860

Excess of gross income over direct operating expenses	$143,979	651,032	539,327	619,218

See accompanying notes to historical summary of gross income and direct operating expenses.

THE MARKET AT LAKE HOUSTON RETAIL CENTER

NOTES TO HISTORICAL SUMMARY OF GROSS INCOME

AND DIRECT OPERATING EXPENSES

FOR THE THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED) AND THE YEARS ENDED

DECEMBER 31, 2010, 2009, AND 2008

(1)	Business

The Market at Lake Houston Retail Center (the Property) is located in Atascocita, Texas. The Property consists of approximately 102,000 square feet of existing gross leasable area, which was 100% occupied at December 31, 2010. AmREIT, Inc. acquired the Property on February 25, 2011 from AmREIT Lake Houston, L.P., which was owned by two affiliated AmREIT entities, AmREIT Income and Growth Fund, Ltd., and AmREIT Monthly Income and Growth Fund, III, Ltd.

(2)	Basis of Presentation and Combination

The historical summary of gross income and direct operating expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in AmREIT, Inc.’s filing on Form S-11, and is not intended to be a complete presentation of the Property’s income and expenses. The Historical Summary has been prepared on the accrual basis of accounting. Management of the Property is required to make estimates and assumptions that affect the reported amounts of the income and expenses during the reporting period. Actual results may differ from those estimates.

In the opinion of management, all adjustments necessary for a fair presentation are of a recurring nature and have been made to the accompanying unaudited amounts for the three months ended March 31, 2011.

(3)	Gross Income

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as noncancelable operating leases. The leases include provisions under which the Property is reimbursed for common area maintenance, real estate taxes, and insurance costs. Income related to these reimbursed costs is recognized in the period the applicable costs are incurred. Certain leases contain renewal options at various periods at various rental rates.

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income is recognized for the full period of occupancy on the straight-line basis.

The average remaining lease term for the shopping center weighted based on gross leasable area is 5.4 years at December 31, 2010. Minimum rents to be received from tenants under operating leases, exclusive of common area maintenance reimbursements, which were $120,013 (unaudited), $494,296, $624,792, and $561,024 for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008, respectively, are as follows:

2011	$1,550,688
2012	1,413,455
2013	1,293,076
2014	1,249,641
2015	1,203,019
Thereafter	1,666,381

Total	$8,376,260

Adjustments to record rental income on the straight-line basis increased (decreased) gross income by $1,637 (unaudited), $30,565, ($11,342), and ($1,755) during the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008, respectively.

Following are the tenants that individually comprised 10% or more of rental income for the year ended December 31, 2010:

TENANT	PERCENT OF TOTAL INCOME
HEB Grocery	70%

(4)	Direct Operating Expenses

Direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation and amortization are excluded from the accompanying Historical Summary.

(5)	Related-Party Transactions

During the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008, management fees of $11,732 (unaudited), $82,468, $94,984, and $72,633, respectively, were incurred. These management fees are not included in direct operating expenses in the accompanying Historical Summary as AmREIT, Inc. will not charge such fees to the Property. Therefore, the fees are not expected to be comparable to the proposed future operations of the Property.

(6)	Property Financing

In December 2005, a $15,675,000 note payable was entered into with a lender, secured by the Property. The note is an interest-only mortgage loan that was established with Wells Fargo Commercial Mortgage and matures on January 1, 2036. The note bears a fixed interest rate of 5.75%. The note was assumed by AmREIT, Inc. upon acquisition.

(7)	Subsequent Events

There have not been any material subsequent events as of May 25, 2011, the date on which the Historical Summary was issued, that impacted the Historical Summary.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

AmREIT, Inc.:

We have audited the accompanying historical summary of gross income and direct operating expenses (Historical Summary) of Alpharetta Commons (the Property) for the year ended December 31, 2010. This Historical Summary is the responsibility of management of AmREIT, Inc. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of AmREIT, Inc. as described in note 2 to the Historical Summary. It is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in note 2 of Alpharetta Commons for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Houston, Texas

August 29, 2011

ALPHARETTA COMMONS

HISTORICAL SUMMARY OF GROSS INCOME

AND DIRECT OPERATING EXPENSES

FOR THE SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31,

2010

	SIX MONTHS ENDED JUNE 30, 2011	YEAR ENDED DECEMBER 31, 2010
	(Unaudited)
Gross income:
Rental income	$656,841	$1,249,943
Tenant expense recoveries	159,205	304,983

Total gross income	816,046	1,554,926

Direct operating expenses:
Operating expenses	48,684	111,505
Real estate taxes	119,682	209,487
Insurance	9,300	19,668
Other expense	12,789	22,042

Total direct operating expenses	190,455	362,702

Excess of gross income over direct operating expenses	$625,591	$1,192,224

See accompanying notes to Historical Summary of Gross Income and Direct Operating Expenses.

ALPHARETTA COMMONS

NOTES TO HISTORICAL SUMMARY OF GROSS INCOME

AND DIRECT OPERATING EXPENSES

FOR THE SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED) AND THE YEAR ENDED

DECEMBER 31, 2010

(1)	Business

Alpharetta Commons (the Property) is located in Alpharetta, Georgia. The Property consists of 94,544 square feet of existing gross leasable area, which was 100% occupied at December 31, 2010. AmREIT, Inc. acquired the Property on July 29, 2011 from Germania Property Investors XXIX, L.P., a Georgia limited partnership.

(2)	Basis of Presentation and Combination

The historical summary of gross income and direct operating expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in AmREIT, Inc.’s filing on Form S-11, and is not intended to be a complete presentation of the Property’s income and expenses. The Historical Summary has been prepared on the accrual basis of accounting. Management of the Property is required to make estimates and assumptions that affect the reported amounts of the income and expenses during the reporting period. Actual results may differ from those estimates.

The unaudited Historical Summary for the six months ended June 30, 2011 has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, it does not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation are of a recurring nature and have been made to the accompanying unaudited amounts for the six months ended June 30, 2011. The unaudited Historical Summary for the six months ended June 30, 2011 is not necessarily indicative of the expected results for the entire year ended December 31, 2011.

(3)	Gross Income

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as non-cancelable operating leases. The leases include provisions under which the Property is reimbursed for common area maintenance, real estate taxes, and insurance costs. Income related to these reimbursed costs is recognized in the period the applicable costs are incurred. Certain leases contain renewal options at various periods at various rental rates.

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income is recognized for the full period of occupancy on the straight-line basis.

The average remaining lease term for the shopping center weighted based on gross leasable area is 5.2 years at December 31, 2010. Minimum rents to be received from tenants under operating leases, exclusive of common area maintenance reimbursements, which were $304,983 for the year ended December 31, 2010, are as follows:

2011	1,339,376
2012	1,163,801
2013	993,142
2014	963,064
2015	892,650
Thereafter	1,109,358

Total	$6,461,391

Adjustments to record rental income on the straight-line basis decreased gross income by $10,565 (unaudited) and $23,788 during the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

Following are the tenants that individually comprised 10% or more of rental income for the year ended December 31, 2010:

Tenant	Percent of total income
Publix	62%

(4)	Direct Operating Expenses

Direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation, amortization, and interest expense are excluded from the accompanying Historical Summary.

(5)	Related-Party Transactions

During the six months ended June 30, 2011 and the year ended December 31, 2010, management fees of $34,436 (unaudited) and $64,798, respectively, were incurred. These management fees are not included in direct operating expenses in the accompanying Historical Summary as AmREIT, Inc. will not charge such fees to the Property. Therefore, the fees are not expected to be comparable to the proposed future operations of the Property.

(6)	Property Financing

In connection with the acquisition, AmREIT, Inc. established a mortgage loan with Allstate in an amount of $12.5 million maturing on August 1, 2018. The loan bears a fixed interest rate of 4.54%. The historical interest expense was not expected to be comparable to the proposed future operations of the Property and, therefore, has been excluded from the Historical Summary.

(7)	Subsequent Events

There have not been any material subsequent events as of August 29, 2011, the date through which management evaluated subsequent events and the date on which the Historical Summary was issued, that impacted the Historical Summary.

Publix
FOOD & PHARMACY
Alpharetta Commons

Southbank

500 Lamar

Uptown Park

MacArthur Park

AmREIT

3,400,000 Shares

AmREIT, Inc.

Class B Common Stock

PRELIMINARY PROSPECTUS

Jefferies Baird

Wunderlich Securities	J.J.B. Hilliard, W.L. Lyons, LLC	PNC Capital Markets LLC

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution

The following table itemizes the costs and expenses expected to be incurred by us in connection with the registration, issuance and distribution of the Class B common stock being registered hereunder. All expenses, except the SEC registration fee, the FINRA filing fee and the NYSE listing fee are estimated.

SEC Registration Fee	$10,014
FINRA Filing Fee	9,125
NYSE Listing Fee	80,000
Printing and Engraving Expenses	225,000
Legal Fees and Accounting Expenses	1,100,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous	125,861

Total	$1,560,000

Item 32.    Sales to Special Parties

None.

Item 33.    Recent Sales of Unregistered Securities

None.

Item 34.    Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) the actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

■	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

–	was committed in bad faith; or

–	was the result of active and deliberate dishonesty;

■	the director or officer actually received an improper personal benefit in money, property or services; or

■	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

■	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

■

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

■	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

■

any individual who, while a director or officer of our company and at our company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, subject to approval from our board of directors, to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

In addition, we have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 35.    Treatment of Proceeds From Stock Being Registered

None of the proceeds will be contributed to an account other than the appropriate capital share account.

Item 36.    Financial Statements and Exhibits

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37.    Undertakings

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 23rd day of July, 2012.

AmREIT, INC.

By:	/s/ H. Kerr Taylor
H. Kerr Taylor President, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ H. Kerr Taylor H. Kerr Taylor	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	July 23, 2012

/s/ Chad C. Braun Chad C. Braun	Executive Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary (Principal Financial Officer)	July 23, 2012

* Brett P. Treadwell	Managing Vice President – Finance and Chief Accounting Officer (Principal Accounting Officer)	July 23, 2012

* Robert S. Cartwright, Jr.	Director	July 23, 2012

* Brent M. Longnecker	Director	July 23, 2012

* Scot J. Luther	Director	July 23, 2012

* Mack D. Pridgen III	Director	July 23, 2012

* H.L. Rush, Jr.	Director	July 23, 2012

* Philip W. Taggart	Director	July 23, 2012

* By:	/s/ Chad C. Braun
Chad C. Braun Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1***	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger between REITPlus, Inc. and AmREIT (incorporated herein by reference to Appendix D to Amendment No. 5 to REITPlus’s Registration Statement on Form S-4, filed on October 8, 2009)
3.1	Articles of Amendment and Restatement (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to REITPlus’s Registration Statement on Form S-4, filed on September 9, 2009)
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed November 3, 2010)
3.3***	Form of Articles of Amendment
3.4***	Form of Articles Supplementary
3.5***	Form of Articles of Amendment
5.1***	Opinion of Venable LLP
8.1	Opinion of Bass, Berry & Sims PLC
10.1**	Promissory Note issued by AmREIT Uptown Park, LP to Morgan Stanley Mortgage Capital Inc., dated June 1, 2005
10.2**	Deed of Trust and Security Agreement by AmREIT Uptown Park, LP to Warren F. Miller for the benefit of Morgan Stanley Mortgage Capital Inc., dated June 1, 2005
10.3**	Loan Agreement between AmREIT Riverwalk, LP and Bank of America, N.A., dated May 22, 2006
10.4	First Amended and Restated Limited Partnership Agreement of REITPlus Operating Partnership, LP, dated October 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Pre-Effective Amendment No. 3 to REITPlus’s Registration Statement on Form S-11, filed November 1, 2007)
10.5	Credit Agreement with Amegy Mortgage Capital, dated December 23, 2009 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 30, 2009)
10.6	First Modification of Note, Deeds of Trust and Other Loan Agreements with Amegy Mortgage Capital, dated December 15, 2010 (incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed December 21, 2010)
10.7(†)	AmREIT, Inc. 1999 Flexible Incentive Plan (incorporated herein by reference to Annex A of AmREIT’s Definitive Proxy Statement on Schedule 14A, filed April, 30, 1999)
10.8(†)	Executive Employment Agreement – H. Kerr Taylor (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2011)
10.9(†)	Executive Employment Agreement – Chad C. Braun (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2011)
10.10(†)	Executive Employment Agreement – Tenel H. Tayar (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2011)
10.11(†)	Executive Employment Agreement – Charles Scoville (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2011)
10.12(†)	Executive Employment Agreement – Brett Treadwell (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2011)
10.13(†)**	Form of Grant Agreement
10.14(†)**	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers
10.15**	Deed of Trust and Security Agreement by AmREIT Lake Houston, LP to Warren F. Miller for the benefit of Morgan Stanley Mortgage Capital, Inc. dated December 9, 2005
10.16**	Promissory Note issued by AmREIT Lake Houston, LP to Morgan Stanley Mortgage Capital Inc., dated December 12, 2005

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.17**	Assumption Agreement by U.S. Bank National Association for Morgan Stanley Capital I, Inc., Commercial Mortgage Pass-Through Certificates, Series 2006-HQ8, AmREIT Lake Houston, LP, AmREIT Monthly Income & Growth Fund, Ltd., AmREIT Market at Lake Houston, LP and AmREIT, Inc. dated February 25, 2011
10.18**	Promissory Note by AmREIT Plaza in the Park, LP to MetLife Bank, N.A. dated December 29, 2010
10.19**	Deed of Trust, Security Agreement and Fixture Filing by AmREIT Plaza in the Park, LP, to Denis Clive Braham, for the benefit of MetLife Bank, N.A. dated December 29, 2010
10.20	Form of Revolving Credit Agreement among AmREIT, Inc. and the lenders listed therein, with PNC Bank, National Association as Administrative Agent, PNC Capital Markets LLC as Sole Lead Arranger and Sole Book Runner and Capital One, National Association, as Syndication Agent
21.1	Subsidiaries of our company (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 5, 2012)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of KPMG LLP
23.4***	Consent of Venable LLP (included as part of Exhibit 5.1)
23.5	Consent of Bass, Berry & Sims PLC (included as part of Exhibit 8.1)
24.1**	Power of Attorney
101***	Attached to this Registration Statement, formatted in XBRL (eXtensible Business Reporting Language) are the following materials: (i) the Consolidated Balance Sheets as of March 31, 2012, and December 31, 2011, (ii) the Consolidated Statements of Operations for the three months ended March 31, 2012 and 2011, (iii) the Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2012, (iv) the Consolidated Statements of Cash Flows for the three months ended March 31, 2012 and 2011, (v) the Notes to the Consolidated Financial Statements, (vi) the Consolidated Balance Sheets as of December 31, 2011 and 2010, (vii) the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, (viii) the Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2011, 2010 and 2009, (ix) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (x) the Notes to the Consolidated Financial Statements and (xi) Financial Statement Schedule. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

**	Previously filed with the Registration Statement on Form S-11 filed by the Registrant on July 19, 2011.
***	Previously filed with Amendment No. 3 to the Registration Statement on Form S-11 filed by the Registrant on July 16, 2012.
†	Denotes a management contract or compensatory plan or arrangement.